As filed with the Securities and Exchange Commission on August 12, 2010
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IMPERIAL HOLDINGS, INC.
(to be converted from Imperial Holdings, LLC)
(Exact name of registrant as specified in its charter)

Florida (State or other jurisdiction of Incorporation or organization)	6199 (Primary Standard Industrial Classification Code Number)	77-0666377 (I.R.S. Employer Identification No.)

701 Park of Commerce Boulevard — Suite 301
Boca Raton, Florida 33487
(561) 995-4200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jonathan Neuman
President and Chief Operating Officer
701 Park of Commerce Boulevard — Suite 301
Boca Raton, Florida 33487
(561) 995-4200
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael B. Kirwan John J. Wolfel, Jr. Foley & Lardner LLP One Independent Drive, Suite 1300 Jacksonville, Florida 32202 (904) 359-2000	J. Brett Pritchard Melissa M. Choe Locke Lord Bissell & Liddell LLP 111 South Wacker Drive Chicago, Illinois 60606 (312) 443-0700

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)(2)	Fee
Common Stock, par value $0.01 per share	$287,500,000	$20,498.75

(1)	Includes amount attributable to shares of common stock issuable upon the exercise of the underwriters’ over-allotment option.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 12, 2010

PRELIMINARY PROSPECTUS

[          ] Shares

IMPERIAL HOLDINGS, INC.

Common Stock

We are a specialty finance company with a focus on providing premium financing for individual life insurance policies and purchasing structured settlements.

This is our initial public offering. We are offering [          ] shares of our common stock in this firm commitment underwritten public offering. We anticipate that the initial public offering price of our common stock will be $[     ] per share.

Prior to this offering, there has been no public market for our common stock, and our common stock is not currently listed on any national exchange or market system. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “IFT.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13 of this prospectus to read about the risks you should consider before buying our common stock.

	Per Share	Total

Price to public	$	$
Discounts and commissions to underwriters	$	$
Net proceeds (before expenses) to us	$	$

We have granted the underwriters the right to purchase up to [          ] additional shares of our common stock at the public offering price, less the underwriting discounts, solely to cover over-allotments, if any. The underwriters can exercise this right at any time within 30 days after the date of our underwriting agreement with them.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock to purchasers against payment on or about [          ], 2010.

FBR Capital Markets

The date of this prospectus is [          ], 2010.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are offering to sell and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

CERTAIN IMPORTANT INFORMATION

For your convenience we have included below definitions of terms used in this prospectus.

In this prospectus references to:

•	“Imperial,” “Company,” “we,” “us,” or “our” refer to Imperial Holdings, LLC and its consolidated subsidiaries prior to the corporate conversion as described in this prospectus and to Imperial Holdings, Inc. and its consolidated subsidiaries after the corporate conversion, unless the context suggests otherwise. Unless otherwise stated, in this prospectus all references to us, our shares and our shareholders assume that the corporate conversion has already occurred. Our conversion from a limited liability company to a corporation is described under “Corporate Conversion.” The corporate conversion will be completed prior to the closing of this offering.

•	“financing cost” refer to the aggregate cost attributable to credit facility interest, other lender charges and, where applicable, obtaining lender protection insurance on our premium finance loans.

•	“principal balance of the loan” refer to the principal amount loaned by us in a premium finance transaction without including origination fees or interest.

•	“premium finance” refer to a financial transaction in which a policyholder obtains a loan, predominately through an irrevocable life insurance trust established by the insured, to pay life insurance premiums, with the loan being collateralized by the underlying policy.

•	“structured settlement” refer to a transaction in which the recipient of a deferred payment stream (usually obtained by a plaintiff in a personal injury, product liability or medical malpractice lawsuit in exchange for an agreement to settle the lawsuit) sells a certain number of fixed, scheduled future settlement payments on a discounted basis in exchange for a single lump sum payment.

Unless otherwise stated, in this prospectus all references to the number of shares of our common stock outstanding before and after this offering assume:

•	no exercise of the underwriters’ over-allotment option;

•	the consummation of the corporate conversion, pursuant to which all outstanding common and preferred limited liability company units of Imperial Holdings, LLC (including all accrued but unpaid dividends thereon) will be converted into [ ] shares of our common stock; and

•	the conversion of $[ ] million of our promissory notes and $[ ] million of related accrued interest into [ ] shares of our common stock at an assumed initial public offering price of $[ ] per share, which is the midpoint of the price range on the cover of this prospectus, upon the closing of this offering.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Before making a decision to purchase our common stock, you should read the entire prospectus carefully, including the “Risk Factors” and “Forward-Looking Statements” sections and our consolidated financial statements and the notes to those financial statements. Except as otherwise noted, all information in this prospectus assumes that all of the shares of common stock offered hereby will be sold and that the underwriters will not exercise their over-allotment option.

Prior to the closing of the offering described in this prospectus, we will complete a reorganization in which Imperial Holdings, Inc. will succeed to the business of Imperial Holdings, LLC and the members of Imperial Holdings, LLC will become shareholders of Imperial Holdings, Inc. In this prospectus, we refer to this reorganization as the corporate conversion. Unless otherwise stated, in this prospectus all references to us, our shares and our shareholders assume that the corporate conversion has already occurred.

Overview

We are a specialty finance company founded in December 2006 with a focus on providing premium financing for individual life insurance policies issued by insurance companies generally rated “A+” or better by Standard & Poor’s or “A” or better by A.M. Best Company and purchasing structured settlements backed by annuities issued by such insurance companies or their affiliates. During the three months ended March 31, 2010 and the year ended December 31, 2009, we had income before expenses of $19.7 million and $96.6 million, respectively. As of March 31, 2010, we had total assets of $257.4 million.

In our premium finance business we earn revenue from interest charged on loans, loan origination fees and fees from referring agents. We have historically relied on debt financing to operate this business. Since 2008, our financing cost for a premium finance transaction has increased significantly. For the three months ended March 31, 2010, our financing cost was approximately 30.5% per annum of the principal balance of the loans compared to 14.5% per annum for the twelve months ended December 31, 2007. With the net proceeds of this offering we intend to fund our future premium finance transactions with equity financing instead of debt financing, thereby substantially reducing the cost of operating this business and increasing its profitability.

In our structured settlement business we purchase structured settlements at a discounted rate and sell such assets to third parties. For the three months ended March 31, 2010 and the year ended December 31, 2009, we purchased structured settlements at weighted average discount rates of 17.0% and 16.3%, respectively.

Our Services and Products

Premium Finance Transactions

A premium finance transaction is a transaction in which a life insurance policyholder obtains a loan to pay insurance premiums for a fixed period of time, which allows a policyholder to maintain coverage without having to make premium payments during the term of the loan. Since our inception, we have originated premium finance transactions collateralized by life insurance policies with an aggregate death benefit in excess of $4.0 billion.

As of March 31, 2010, the average principal balance of the loans we have originated since inception is approximately $216,000. The life insurance policies that serve as collateral for our premium finance loans are predominately universal life policies that have an average death benefit of approximately $4 million and insure persons over age 65.

Our typical premium finance loan is approximately two years in duration and is collateralized by the underlying life insurance policy. We generate revenue from our premium finance business in the form of agency fees from referring agents, interest income and origination fees. We charge the referring agent an agency fee for services related to premium finance loans. Agency fees as a percentage of the principal balance of the loans originated during the three months ended March 31, 2010 and year ended

December 31, 2009 were 50.0% and 50.6%, respectively. These agency fees are charged when the loan is funded and collected on average within 45 days thereafter. Substantially all of the interest rates we charge on our premium finance loans are floating rates that are calculated at the one-month LIBOR rate plus an applicable margin ranging between 700 to 1200 basis points. In addition, our premium finance loans have a floor interest rate ranging between 9.0% and 11.5% and are capped at 16.0% per annum. For loans with floating rates, each month the interest rate is recalculated to equal one-month LIBOR plus the applicable margin, and then, if necessary, adjusted so as to remain at or above the stated floor rate and not to exceed the capped rate of 16.0% per annum. The weighted average per annum interest rate for premium finance loans outstanding as of March 31, 2010 and December 31, 2009 was 11.1% and 10.9%, respectively. In addition, on each premium finance loan we charge a loan origination fee that is added to the loan and is due upon the date of maturity or upon repayment of the loan. Origination fees as a percentage of the principal balance of the loans originated during the three months ended March 31, 2010 and the year ended December 31, 2009 were 41.1% and 44.7%, respectively.

At the end of the loan term, the policyholder either repays the loan in full (including all interest and origination fees) or defaults under the loan. In the event of default, the borrower typically relinquishes to us control of the policy serving as collateral for the loan, after which we may either seek to sell the policy, hold it for investment, or, if the loan is insured, we are paid a claim equal to the insured value of the policy, which may be equal to or less than the amount we are owed under the loan. As of March 31, 2010, 92.4% of our outstanding loans have collateral whose value is insured. With the net proceeds from this offering, we expect to retain for investment a number of the policies relinquished to us upon a default. When we choose to retain the policy for investment, we are responsible for all future premium payments needed to keep the policy in effect. We have developed proprietary systems and processes that, among other things, determine the minimum monthly premium outlay required to maintain each retained life insurance policy. We use strict loan underwriting guidelines that we believe have been effective in mitigating fraud-related risks.

Structured Settlements

Structured settlements refer to a contract between a plaintiff and defendant whereby the plaintiff agrees to settle a lawsuit (usually a personal injury, product liability or medical malpractice claim) in exchange for periodic payments over time. A defendant’s payment obligation with respect to a structured settlement is usually assumed by a casualty insurance company. This payment obligation is then satisfied by the casualty insurer through the purchase of an annuity from a highly rated life insurance company which provides a high credit quality stream of payments to the plaintiff.

Recipients of structured settlements are permitted to sell their deferred payment streams pursuant to state statutes that require certain disclosures, notice to the obligors and state court approval. Through such sales, we purchase a certain number of fixed, scheduled future settlement payments on a discounted basis in exchange for a single lump sum payment, thereby serving the liquidity needs of structured settlement holders.

We use national television marketing to generate in-bound telephone and internet inquiries. As of March 31, 2010, we had a database of over 23,000 structured settlement leads. We believe our database provides a strong pipeline of purchasing opportunities. As our database has grown and we have completed more transactions, the average marketing cost per structured settlement transaction has decreased.

The following table shows the number of structured settlement transactions, the face value of undiscounted payments purchased, the weighted average purchase effective discount rate, the number of transactions sold, the weighted average discount rate at which the assets were sold and the average marketing cost per transaction (dollars in thousands):

				Three Months Ended
	Year Ended December 31,			March 31,
	2007	2008	2009	2009	2010

Number of transactions	10	276	396	79	105
Face value of undiscounted future payments purchased	$701	$18,295	$28,877	$5,828	$7,297
Weighted average purchase effective discount rate	11.0%	12.0%	16.3%	14.2%	17.0%
Number of transactions sold	—	226	439	11	—
Weighted average sale discount rate	—	10.8%	11.5%	10.0%	—
Average marketing cost per transaction	$205.6	$19.2	$11.3	$14.2	$10.0

We believe that we have various funding alternatives for the purchase of structured settlements. In addition to available cash, we entered into a committed forward sale arrangement in February 2010 with Slate Capital LLC (“Slate”), a subsidiary of American International Group, Inc. (“AIG”), under which we are obligated to sell, and Slate is obligated to purchase, up to $250 million of structured settlements each year at pre-determined prices if such settlements meet pre-determined asset criteria. Our first closing under the forward sale arrangement with Slate occurred in April 2010. This agreement terminates in May, 2013 unless otherwise terminated earlier pursuant to the terms of the agreement. We also have other parties to whom we have sold structured settlement assets in the past, and to whom we believe we can sell assets in the future. In the future, we will continue to evaluate alternative financing arrangements, which could include securing a warehouse line of credit that would allow us to aggregate structured settlements. The majority of our revenue in this line of business currently is earned in cash from the gain on sale of structured settlements that we originate.

Dislocations in the Capital Markets

Since 2007, the United States’ capital markets have experienced extensive distress and dislocation due to the global economic downturn and credit crisis. During this period of dislocation in the capital markets, our borrowing costs increased dramatically in our premium finance business and we were unable to access traditional sources of capital to finance the acquisition and sale of structured settlements. At certain points, we were unable to obtain any debt financing. With the net proceeds of this offering, we intend to operate our premium finance business without relying on debt financing.

Premium Finance.  Similar to many of our competitors, market conditions have forced us to pay higher interest rates on borrowed capital since the beginning of 2008. However, because we were a relatively new company with few maturing debt obligations, the credit crisis presented an opportunity for us to gain market share and create brand recognition while we believe many of our competitors experienced financial distress.

Every credit facility we have entered into since December 2007 has required us to provide credit enhancement in the form of lender protection insurance for each loan originated under such credit facility. We have obtained lender protection insurance coverage from Lexington Insurance Company (“Lexington”), a subsidiary of AIG. This coverage provides insurance on the value of the policy serving as collateral underlying the loan for the benefit of our lender should our borrower default. After a payment default by the borrower, Lexington takes beneficial ownership of the life insurance policy and we are paid a claim equal to the insured value of the policy. The cost of lender protection insurance generally has ranged from 8% to 11% per annum of the principal balance of the loans. While lender protection insurance provides us with liquidity, it prevents us from realizing the appreciation, if any, of the underlying policy when a borrower relinquishes ownership of the policy upon default. We currently are only originating premium finance loans with lender protection insurance.

We have experienced two adverse consequences from our high financing costs: reduced profitability and decreased loan originations. While the use of lender protection insurance coverage allows us to access debt financing to support our premium finance business, the high costs also substantially reduced our profitability. Additionally, the funding guidelines required by our lender protection insurance providers have reduced the number of otherwise viable premium finance transactions that we could originate. We believe that the net proceeds from this offering will allow us to increase the profitability and number of new premium finance loans by eliminating the high cost of debt financing and lender protection insurance and the limitations on loan originations that lender protection insurance imposes.

The following table shows our financing costs per annum for funding our premium finance loans as a percentage of the principal balance of the loans originated during the following periods:

	Year Ended
	December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010

Lender protection insurance cost	—	8.5%	10.9%	10.4%	10.1%
Interest cost and other lender funding charges under credit facilities	14.5%	13.7%	18.2%	16.7%	20.4%

Total financing cost	14.5%	22.2%	29.1%	27.1%	30.5%

Structured Settlements.  During 2008 and 2009, market conditions required us to offer discount rates as high as 12% in order to complete sales of structured settlements. During this period, we continued to invest heavily in our structured settlement infrastructure. This investment is benefiting us today because we have found that some structured settlement recipients sell portions of their future payment streams in multiple transactions. As our business matures and grows, our structured settlement business has been, and should continue to be, bolstered by additional transactions with existing customers and additional purchases of structured settlements with new customers. Purchases from past customers increase overall transaction volume and also decrease average transaction costs.

During the first six months of 2010, we have seen a return to more favorable market conditions for our sales of structured settlements. Our forward sale agreement with Slate allows us to sell structured settlements at discount rates as low as 8%.

Competitive Strengths

We believe our competitive strengths are:

•	Complementary mix of business lines. Unlike many of our competitors who are focused on either structured settlements or premium financings, we operate in both lines of business. This diversification provides us with a complementary mix of business lines as the revenues generated by our structured settlement business are generally short-term cash receipts in comparison to the revenue from our premium financing business which is collected over time.

•	Scalable and cost-effective infrastructure. We have created an efficient, cost-effective, scalable infrastructure that complements our businesses. We have developed proprietary systems and models that allow for cost-effective review of both premium finance and structured settlement transactions that utilize our underwriting standards and guidelines. Our systems allow us to efficiently process transactions while maintaining our underwriting standards. As a result of our investments in our infrastructure, we have developed a structured settlement business model that we believe has sufficient scalability to permit our structured settlement business to continue to grow with only minor incremental costs.

•	Barriers to entry. We believe that there are significant barriers to entry into the premium financing and structured settlement businesses. With respect to premium finance, obtaining the requisite state licenses and developing a network of referring agents is time intensive and expensive. With respect to structured settlements, the various state regulations require special knowledge as well as a network of attorneys experienced in obtaining court approval of these transactions. Our management and key personnel from our purchasing, underwriting and information technology departments are well trained in our specialized businesses and, in many cases, have almost a decade of experience working together at Imperial and at prior employers. Our management team has significant experience operating in this highly regulated industry.

•	Strength and financial commitment of management team with proven track record. Our senior management team is experienced in the premium finance and structured settlement industries. In the mid-1990s, several members of our management team worked together at Singer Asset Finance, where they were early entrants in structured settlement asset classes. After Singer was acquired in 1997 by Enhance Financial Services, several members of our senior management team joined Peach Holdings, Inc. At Peach Holdings, they held senior positions, including Chief Operating Officer, Head of Life Finance and Head of Structured Settlements. In addition, Antony Mitchell, our chief executive officer, and Jonathan Neuman, our president and chief operating officer, each have over $7 million of their own capital invested in our company. This financial commitment aligns the interests of our principal executive officers with those of our shareholders.

Strategy

Guided by our experienced management team, with the net proceeds from this offering, we intend to pursue the following strategies in order to increase our revenues, profit margins and net profits:

•	Reduce or eliminate the use of debt financing in our premium finance business. The capital generated by this offering will enable us to fund new premium finance loans and maintain investments in life insurance policies that we acquire upon relinquishment by our borrowers without the need for additional debt financing. In contrast to our existing leveraged business model that has made us reliant on third-party financing that is often unavailable or expensive, we intend to use equity capital from this offering to engage in premium finance transactions at profit margins significantly greater than what we have historically experienced. In the future, we expect to consider debt financing for our premium finance transactions and structured settlement purchases only if such financing is available on attractive terms.

•	Eliminate the use of lender protection insurance. With the proceeds of this offering, we will no longer require debt financing and lender protection insurance for new premium finance business. As a result, we expect to experience considerable cost savings, and in addition expect to be able to produce more premium finance loans because we will not be subject to production limitations imposed by our lender protection insurer.

•	Continue to develop structured settlement database. We intend to increase our marketing budget and grow our sales staff in order to increase the number of leads in our structured settlement database and to originate more structured settlement transactions. As our database of structured settlements grows, our sales staff is able to increase our transaction volume due in part to repeat transactions from our existing customers.

Our Organization and Corporate Conversion

Imperial Holdings, LLC was organized on December 15, 2006. Our principal executive offices are located at 701 Park of Commerce Boulevard, Suite 301, Boca Raton, Florida 33487 and our telephone number is (561) 995-4200. Our website address is www.imprl.com. The information on or accessible through our website is not part of this prospectus.

Prior to closing this offering, Imperial Holdings, LLC will convert from a Florida limited liability company to a Florida corporation. In connection with the corporate conversion, each class of limited liability company interest (including all accrued but unpaid dividends thereon) of Imperial Holdings, LLC will be converted into shares of common stock of Imperial Holdings, Inc. Following the corporate conversion and upon closing of this offering, our shareholders will cause the conversion of $[     ] million of our promissory notes and $[     ] million of related accrued interest into [          ] shares of our common stock. See “Corporate Conversion” on page 37 for further information regarding the corporate conversion.

The principal subsidiaries that comprise our corporate structure, giving effect to the corporate conversion, are as follows:

•	Imperial Premium Finance, LLC is a licensed insurance premium financer that originates and services our premium finance transactions.

•	Imperial Life and Annuity Services, LLC is a licensed insurance agency that receives agency fees from referring life insurance agents in connection with our premium finance transactions.

•	Imperial Life Settlements, LLC is a licensed life/viatical settlement provider.

•	Imperial Finance & Trading, LLC employs all of our staff and provides services to each of our other operating subsidiaries.

•	Washington Square Financial, LLC originates and services our structured settlement transactions.

The Offering

Shares of common stock offered by us	[ ] shares.

Over-allotment shares of common stock offered by us	[ ] shares.

Shares of common stock to be outstanding after the offering	[ ] shares.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $[ ], after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, and, if the underwriters exercise their over-allotment in-full, we estimate that our net proceeds will be approximately $[ ]. We intend to use the majority of the net proceeds to support our premium finance transactions and for general corporate purposes. See “Use of Proceeds.”

Dividend policy	We do not expect to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain any future earnings to finance our operations and growth. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual, regulatory and other restrictions on the payment of dividends by us or by our subsidiaries to us, and other factors that our board of directors deems relevant.

Exchange listing	We intend to apply to list our common stock on the New York Stock Exchange under the symbol “IFT.”

The number of shares of our common stock outstanding after this offering:

•	reflects the consummation of the corporate conversion, pursuant to which all outstanding common and preferred limited liability company units (including all accrued but unpaid dividends thereon) will be converted into [ ] shares of our common stock;

•	reflects the conversion of $[ ] million of our promissory notes and $[ ] million of related accrued interest into [ ] shares of our common stock at an assumed initial public offering price of $[ ] per share, which is the midpoint of the price range on the cover of this prospectus, upon the closing of this offering;

•	excludes up to [ ] shares of common stock that may be issued pursuant to the underwriters’ over-allotment option;

•	excludes [ ] shares of common stock issuable upon the exercise of stock options we intend to grant to our directors, executive officers and other employees upon completion of this offering, at an exercise price equal to the initial public offering price;

•	excludes [ ] shares of common stock issuable upon the exercise of warrants that will be issued to our existing shareholders prior to the closing of this offering as described in “Description of Capital Stock — Warrants”; and

•	excludes [ ] additional shares of common stock available for future issuance under our 2010 Omnibus Incentive Plan (the “2010 Plan”).

Summary Historical and Unaudited
Pro Forma Consolidated and Combined Financial and Operating Data

The following tables set forth summary historical and unaudited pro forma consolidated and combined financial and operating data of Imperial Holdings, LLC (to be converted into Imperial Holdings, Inc. prior to the closing of this offering) on or as of the dates and for the periods indicated. The summary unaudited pro forma financial data for the year ended December 31, 2009 and the three-month period ended March 31, 2010 give pro forma effect to the corporate conversion and conversion of promissory notes as if they had occurred on the first day of the periods presented. The summary unaudited pro forma financial and operating data set forth below are presented for information purposes only, should not be considered indicative of actual results of operations that would have been achieved had the corporate conversion been consummated on the dates indicated, and do not purport to be indicative of balance sheet data or income statement data as of any future date or future period. The summary historical and unaudited pro forma consolidated financial and operating data presented below should be read together with the other information contained in this prospectus, including “Selected Historical and Unaudited Pro Forma Consolidated and Combined Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated and combined financial statements, including notes to those consolidated and combined financial statements appearing elsewhere in this prospectus.

We have derived the summary historical financial data as of December 31, 2009, 2008 and 2007, from the historical audited consolidated and combined financial statements of Imperial Holdings, LLC included elsewhere in this prospectus. The summary historical financial data for the three-month periods ended March 31, 2010 and 2009 were derived from the unaudited consolidated and combined financial statements of Imperial Holdings, LLC included elsewhere in this prospectus. The historical results for Imperial Holdings, LLC for any prior period are not necessarily indicative of the results to be expected in any future period.

	Historical					Pro Forma
								Three
						Year		Months
				Three Months Ended		Ended		Ended
	Years Ended December 31,			March 31,		Dec. 31,		March 31,
	2007	2008	2009	2009	2010	2009		2010
				(Unaudited)		(Unaudited)
	(In thousands, except share data)

Income
Agency fee income	$24,515	$48,004	$26,114	$10,634	$5,279	$26,114		$5,279
Interest income	4,888	11,914	21,483	4,978	5,583	21,483		5,583
Origination fee income	526	9,399	29,853	5,694	7,299	29,853		7,299
Gain on sale of structured settlements	—	443	2,684	39	—	2,684		—
Gain on forgiveness of debt	—	—	16,410	8,591	1,765	16,410		1,765
Change in fair value of investment in life settlements	—	—	—	—	(203)	—		(203)
Other income	2	47	71	16	23	71		23

Total income	29,931	69,807	96,615	29,952	19,746	96,615		19,746

Expenses
Interest expense	1,343	12,752	33,755	7,092	8,969	28,763	(1)	7,797	(1)
Provision for losses on loans receivable	2,332	10,768	9,830	2,793	3,367	9,830		3,367
Loss (gain) on loan payoffs and settlements, net	(225)	2,738	12,058	8,130	1,378	12,058		1,378
Amortization of deferred costs	126	7,569	18,339	3,573	5,847	18,339		5,847
Selling, general and administrative expenses	24,335	41,566	31,269	8,527	7,672	31,269		7,672
Provision for income taxes	—	—	—	—	—	[—	](2)	[—	](2)

Total expenses	27,911	75,393	105,251	30,115	27,233	100,259		26,061

Net income (loss)	$2,020	$(5,586)	$(8,636)	$(163)	$(7,487)	$(3,644)		$(6,315)

Earnings per Share
Basic
Diluted
Weighted Average Common Shares Outstanding
Basic
Diluted

(1)	Reflects reduction of interest expense of $5.0 million for the year ended December 31, 2009 and $1.2 million for the three months ended March 31, 2010, due to conversion of promissory notes payable into shares of our common stock which will occur upon the closing of this offering.

(2)	The results of the Company being treated for the pro forma presentation as a “C” corporation resulted in no impact to the consolidated and combined balance sheet or statements of operations for the pro forma periods presented. The primary reasons for this are that the losses produce no current benefit and any net operating losses generated and other deferred tax assets (net of deferred tax liabilities) would be fully reserved due to historical operating losses. The Company, therefore, has not recorded any pro forma tax provision.

	As of
	December 31, 2009	As of March 31, 2010
					Pro Forma As
	Actual	Actual	Pro Forma		Adjusted(3)
		(Unaudited)
	(In thousands, except share data)

Assets:
Cash and cash equivalents	$15,891	$7,490	$8,190	(1)	$
Certificate of deposit — restricted	670	1,342	1,342
Agency fees receivable, net of allowance for doubtful accounts	2,165	407	407
Deferred costs, net	26,323	23,677	23,677
Interest receivable, net	21,034	23,350	23,350
Loans receivable, net	189,111	191,331	191,331
Structured settlements receivables, net	152	2,778	2,778
Investment in life settlements, at estimated fair value	4,306	2,411	2,411
Investment in life settlement fund	542	1,270	1,270
Prepaid expenses and other assets	3,526	3,363	3,363

Total assets	$263,720	$257,419	$258,119		$

Liabilities:
Accounts payable and accrued expenses	$3,170	$3,822	$3,822		$
Interest payable	12,627	15,591	13,354	(2)
Notes payable	231,064	221,633	193,306	(2)

Total liabilities	$246,861	$241,046	$210,482		$
Member units — Series A preferred (500,000 authorized; 90,796 issued and outstanding, actual; 0 issued and outstanding, pro forma and pro forma as adjusted)	4,035	4,035	—	(1)
Member units — Series B preferred (50,000 authorized; 50,000 issued and outstanding, actual; 0 issued and outstanding, pro forma and pro forma as adjusted)	5,000	5,000	—	(1)
Member units — Series C preferred (75,000 authorized; 70,000 issued and outstanding, actual; 0 issued and outstanding, pro forma and pro forma as adjusted)	—	7,000	—	(1)
Member units — Series D preferred (7,000 authorized; 7,000 issued and outstanding, actual; 0 issued and outstanding, pro forma and pro forma as adjusted)	—	—	—	(1)
Member units — common (500,000 authorized; 450,000 issued and outstanding, actual; 0 issued and outstanding, pro forma and pro forma as adjusted)	19,924	19,924	—	(1)
Common stock	—	—	[—	](1)(2)
Paid-in capital	—	—	[67,223	](1)(2)
Retained earnings (accumulated deficit)	(12,100)	(19,586)	(19,586)

Total members’/stockholders’ equity	16,859	16,373	47,637

Total liabilities and members’/stockholders’ equity	$263,720	$257,419	258,119

(1)	Reflects the conversion of all common and preferred limited liability company units of Imperial Holdings, LLC into [ ] shares of common stock of Imperial Holdings, Inc. as a result of the corporate conversion. Also reflects the sale of 7,000 Series D preferred units in June 2010 for $700,000, which also will be converted into shares of our common stock as a result of the corporate conversion.

(2)	Reflects conversion of $28.3 million of promissory notes payable and $2.2 million of accrued interest, which will be converted into shares of our common stock upon the closing of this offering.

(3)	Reflects our sale of [ ] shares of common stock at an initial public offering price of $[ ] per share, which is the midpoint of the price range on the cover of this prospectus, after the deduction of the underwriting discounts and commissions and the estimated offering expenses payable by us.

Premium Finance Segment — Selected Operating Data (dollars in thousands):

				Three Months Ended
	Year Ended December 31,			March 31,
	2007	2008	2009	2009	2010

Period Originations:
Number of loans originated	196	499	194	72	52
Principal balance of loans originated	$44,501	$97,559	$51,573	$19,418	$10,561
Aggregate death benefit of policies underlying loans originated	$794,517	$2,283,223	$942,312	$364,135	$252,400
Selling general and administrative expenses	$15,082	$21,744	$13,742	$4,113	$2,643
Average Per Origination During Period:
Age of insured at origination	75.5	74.9	74.9	74.8	73.8
Life expectancy (years)	12.9	13.2	13.2	13.9	14.3
Monthly premium (year after origination)	$14.0	$14.9	$16.0	$16.8	$13.4
Death benefit of policies underlying loans originated	$4,053.7	$4,575.6	$4,857.3	$5,057.4	$4,853.8
Principal balance of the loan	$227.0	$195.5	$265.8	$269.7	$203.1
Interest rate charged	10.5%	10.8%	11.4%	11.3%	11.5%
Agency fee	$125.1	$96.2	$134.6	$147.7	$101.5
Agency fee as % of principal balance	55.1%	49.2%	50.6%	54.8%	50.0%
Origination fee	$45.8	$77.9	$118.9	$127.6	$83.5
Origination fee as % of principal balance	20.2%	39.9%	44.7%	47.3%	41.1%
End of Period Loan Portfolio
Loans receivable, net	$43,650	$148,744	$189,111	$172,314	$191,331
Number of policies underlying loans receivable	240	702	692	717	676
Aggregate death benefit of policies underlying loans receivable	$1,065,870	$2,895,780	$3,091,099	$3,086,603	$3,096,236
Average Per Loan:
Age of insured in loans receivable	76.3	75.3	75.4	75.2	75.4
Monthly premium	$7.7	$9.1	$8.5	$7.7	$6.6
Loan receivable, net	$181.9	$211.9	$273.3	$240.3	$283.0
Interest rate	10.2%	10.4%	10.9%	10.6%	11.1%

Structured Settlements Segment — Selected Operating Data (dollars in thousands):

				Three Months Ended
	Year Ended December 31,			March 31,
	2007	2008	2009	2009	2010

Period Originations:
Number of transactions	10	276	396	79	105
Number of transactions from repeat customers	—	23	52	10	24
Weighted average purchase effective discount rate	11.0%	12.0%	16.3%	14.2%	17.0%
Face value of undiscounted future payments purchased	$701	$18,295	$28,877	$5,828	$7,297
Amount paid for settlements purchased	$369	$8,010	$10,947	$2,507	$2,574
Marketing costs	$2,056	$5,295	$4,460	$1,124	$1,048
Selling, general and administrative (excluding marketing costs)	$666	$4,475	$5,015	$995	$1,580
Average Per Origination During Period:
Face value of undiscounted future payments purchased	$70.1	$66.3	$72.9	$73.8	$69.5
Amount paid for settlement purchased	$36.9	$29.0	$27.6	$31.7	$24.5
Duration (months)	80.3	113.8	109.7	106.8	124.8
Marketing cost per transaction	$205.6	$19.2	$11.3	$14.2	$10.0
Segment selling, general and administrative (excluding marketing costs) per transaction	$66.6	$16.2	$12.7	$12.6	$15.1
Period Sales:
Number of transactions sold (Slate)	—	—	—	—	—
Gain on sale of structured settlements (Slate)	$—	$—	$—	$—	$—
Average sale discount rate (Slate)	—	—	—	—	—
Number of structured settlements (buyers other than Slate)	—	226	439	11	—
Gain on sale of structured settlements (buyers other than Slate)	$—	$443	$2,684	$39	$—
Average sale discount rate (buyers other than Slate)	—	10.8%	11.5%	10.0%	—

RISK FACTORS

An investment in our common stock involves a number of risks. Before making a decision to purchase our common stock, you should carefully consider the following information about these risks, together with the other information contained in this prospectus. Many factors, including the risks described below, could result in a significant or material adverse effect on our business, financial condition and results of operations. If this were to happen, the price of our common stock could decline significantly and you could lose all or part of your investment.

Risk Factor Relating to the Dislocations in the Capital Markets

Difficult conditions in the credit and equity markets have adversely affected and may continue to adversely affect the growth of our business, our financial condition and results of operations.

Since 2007, the United States’ capital markets have experienced extensive distress and dislocation due to the global economic downturn and credit crisis. During this period of dislocation in the capital markets, our borrowing costs increased dramatically in our premium finance business, and we were unable to access traditional sources of capital to finance the acquisition and sale of structured settlements. At certain points, we were unable to obtain any debt financing. Furthermore, such market conditions forced us to obtain lender protection insurance coverage for our premium finance loans. The cost of this insurance, together with our credit facility interest rate costs, has resulted in total average financing costs of approximately 30.5% per annum of the principal balance of the loans as of March 31, 2010. Our ability to grow depends, in part, on our ability to increase transaction volume in each of our businesses, while successfully managing our growth, and on our ability to access sufficient capital or enter into financing arrangements on favorable terms. With the net proceeds from this offering, we expect to rely on equity financing and our existing debt financing arrangements to fund our business going forward. However, should additional financing be needed in the future, continued or future dislocations in the capital markets may adversely affect our ability to obtain debt or equity financing and, if we are unable to access sufficient capital or enter into financing arrangements on favorable terms in the future, the growth of our business, our financial condition and results of operations may be materially adversely affected.

Risk Factors Related to Premium Finance Transactions

Uncertainty in valuing the life insurance policies collateralizing our premium finance loans can affect the fair value of the collateral and if the fair value of the collateral decreases, we will incur losses.

We evaluate all of our premium finance loans for impairment, on a monthly basis, based on the fair value of the underlying life insurance policies, as the collectability is primarily dependent on the fair value of the policy serving as collateral. For loans without lender protection insurance, the fair value of the policy is determined using our valuation model, which is a Level 3 fair value measurement. For loans with lender protection insurance, the fair value of the policy is based on the amount of the lender protection insurance. The lender protection insurance provider limits the amount of coverage to an amount equal to or less than their determination of the underlying policy’s economic value. For all loans, the amount of impairment, if any, is calculated as the difference in the fair value the life insurance policy and the carrying value of the loan. A loan impairment valuation is established as losses on our loans are estimated and charged to the provision for losses on loans receivable, and the provision is charged to earnings. Once established, the loan impairment valuation cannot be reversed to earnings.

In the ordinary course of business, a large portion of our borrowers may default by not paying off the loan and relinquish beneficial ownership of the life insurance policy to us in exchange for our release of the underlying loan. When this occurs, we record the investment in the policy at the carrying value of the loan and then adjust the carrying value to fair value. If the carrying value of the loan is less than the outstanding premium finance loan balance at maturity, we establish an impairment valuation in the amount of the difference. Additionally, at the end of each quarter, we re-value the life insurance policies we own. If the calculation results in a decrease in the fair value of the policy, we also establish an impairment valuation in the amount of the difference.

This evaluation of the fair value of life insurance policies is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Using our valuation model, we determine the fair value of life insurance policies using a discounted cash flow basis, incorporating current life expectancy assumptions. The discount rate incorporates current information about market interest rates, the credit exposure to the insurance company that issued the life insurance policy and our estimate of the risk margin an investor in the policy would require. To determine the life expectancy of an insured, we utilize medical reviews from four different medical underwriters. The health of the insured is summarized by the medical underwriters into a life assessment which is based on the review of historical and current medical records. The medical underwriter assesses the characteristics and health risks of the insured in order to quantify the health into a mortality rating that represents their life expectancy. The probability of mortality for an insured is then calculated by applying the life expectancy estimate to an actuarial table. If the calculation of fair value results in a decrease in value, we record this reduction as a loss.

Insurable interest concerns regarding a life insurance policy can also adversely impact its fair value. A claim or the perceived potential for a claim for rescission by an insurance company or by persons with an insurable interest in the insured of a portion of or all of the policy death benefit can negatively impact the fair value of a life insurance policy.

As and when loan impairment valuations are established due to the decline in the fair value of the policies collateralizing our loans, our net income will be reduced by the amount of such impairment valuations in the period in which the valuations are established, and as a result our business, financial condition and results of operations may be materially adversely affected.

Our success in operating our premium finance business using equity financing depends on our assumptions about life expectancies being accurate.

With the net proceeds of this offering, we intend to fund our new premium finance business with equity financing instead of relying on debt financing and lender protection insurance. Without lender protection insurance coverage on our loans, we plan to retain the policies that borrowers will relinquish to us in the event of default instead of transferring them to the lender protection insurer. In such instances, we will be responsible for paying all premiums necessary to keep the policy in force. Therefore, our cash flow projections will become dependent on our assumptions about life expectancies being accurate.

Life expectancies are estimates of the expected longevity or mortality of an insured and are inherently uncertain. There can be no assurance that any life expectancy obtained on an insured for a life insurance policy will be predictive of the future longevity or mortality of the insured. Inaccurate forecasting of an insured’s life expectancy could result from, among other things: (i) advances in medical treatment (e.g., new cancer treatments) resulting in deaths occurring later than forecasted; (ii) inaccurate diagnosis or prognosis; (iii) changes to life style habits or the individual’s ability to fight disease, resulting in improved health; (iv) reliance on outdated or incomplete age or health information about the insured, or on information that is inaccurate (whether or not due to fraud or misrepresentation by the insured); or (v) improper or flawed methodology or assumptions in terms of modeling or crediting of medical conditions. In forecasting estimated life expectancies, we utilize third party medical underwriters to evaluate the medical condition and life expectancy of each insured. The firms that provide health assessments and life expectancy information may depend on, among other things, actuarial tables and model inputs for insureds and third-party information from independent physicians who, in turn, may not have personally performed a physical examination of any of the insureds and may have relied solely on reports provided to them by attending physicians with whom they were authorized to communicate. The accuracy of this information has not been and will not be independently verified by us or our service providers.

If these life expectancy valuations underestimate the longevity of the insureds, the actual maturity date of the life insurance policies may therefore be longer than projected. Consequently, we may not have sufficient reserves for payment of insurance premiums and we may allow the policies to lapse, resulting in a loss of our investment in those policies, or if we continue to fund premium payments, the time period within which we could expect to receive a return of our investment in such life insurance policies may be extended, either of which could have a material adverse effect on our business, financial condition and results of operation.

Our success in our premium finance business depends on maintaining relationships within our referral networks.

We rely primarily upon agents and brokers to refer potential premium finance customers to us. These relationships are essential to our operations and we must maintain these relationships to be successful. We do not have fixed contractual arrangements with the referring agents and brokers and they are free to do business with our competitors. Our ability to build and maintain relationships with our agents and brokers depends upon the amount of agency fees we charge and the value we bring to our clients. For the three months ended March 31, 2010, our top ten agents and brokers referred to us approximately 47.3% and 56.7%, respectively, of our premium finance business, based upon the loan maturity balances of the loans originated during such period. The loss of any of our top-referring agents and brokers could have a material adverse effect on our business, financial condition and results of operations.

If a regulator or court decides that trusts that are formed to own many of the life insurance policies that serve as collateral for our premium finance loans do not have an insurable interest in the life of the insured, such determination could have a material adverse effect on our business, financial condition and results of operations.

All states require that the initial purchaser of a new life insurance policy insuring the life of an individual has an insurable interest in such individual’s life at the time of original issuance of the policy. Whether an insurable interest exists in the context of the purchase of a life insurance policy is critical because, in the absence of a valid insurable interest, life insurance policies are unenforceable under most states’ laws. Where a life insurance policy has been issued to a policyholder without an insurable interest in the life of the individual who is insured, the life insurance company may be able to void or rescind the policy, but must repay to the owner of the policy all premium payments, usually without interest. Even if the insurance company cannot void or rescind the policy, however, the insurable interest laws of a number of states provide that persons with an insurable interest on the life of the insured may have the right to recover a portion or all of the death benefit payable under a policy from a person who has no insurable interest on the life of the insured. These claims can generally only be brought if the policy was originally issued to a person without an insurable interest in the life of the insured. However, some states may require that this insurable interest not only exist at the time that a life insurance policy was issued, but also at any later time that the policy is transferred.

Generally, there are two forms of insurable interests in the life of an individual, familial and financial. Additionally, an individual is deemed to have an insurable interest in his or her own life. It is also a common practice for an individual, as a grantor or settlor, to form an irrevocable trust to purchase and own a life insurance policy insuring the life of the grantor or settlor, where the beneficiaries of the trust are persons who themselves, by virtue of certain familial relationships with the grantor or settlor, also have an insurable interest in the life of the insured. In the event of a payment default on our premium finance loans when we are otherwise unable to sell the underlying policy, we will acquire life insurance policies owned by trusts (or the beneficial interests in the trust itself) that we believe had an insurable interest in the life of the related insureds. However, a state insurance regulatory authority or a court may determine that the trust does not have an insurable interest in the life of the insured. Any such determination could result in our being unable to receive the proceeds of the life insurance policy, which could lead to a total loss of all amounts loaned in the premium finance transaction. Any such loss or losses could have a material adverse effect on our business, financial condition and results of operations.

Premium finance loan originations are susceptible to practices which can invalidate the underlying life insurance policy and subject us to material fines or license suspension or revocation.

Many states in which we do business have laws which define and prohibit stranger-originated life insurance (“STOLI”) practices, which in general involve the issuance of life insurance policies as part of or in connection with a practice or plan to initiate life insurance policies for the benefit of a third party investor who, at the time of the policy issuance, lacked a valid insurable interest in the life of the insured. Most of these statutes expressly provide that premium finance loans that only advance life insurance premiums and certain permissible expenses are not STOLI practices or transactions. Under these statutes, a premium finance loan, as well as any life insurance policy collateralizing such loan, must meet certain criteria or such policy can be invalidated, or deemed unenforceable, in its entirety. We cannot control whether a state regulator or borrower will assert that any of our loans should be treated as STOLI transactions or that the loans do not meet the criteria required under the statutes.

The legality and merit of “investor-initiated” leveraged life insurance products have been questioned by members of the industry, certain life insurance providers and certain regulators. As an illustration, the New York Department of Insurance issued a General Counsel’s opinion in 2006 concluding that arrangements intended to facilitate the procurement of life insurance policies for resale violated New York’s insurable interest statute and may also constitute a violation of New York state’s prohibition against premium rebates/free insurance.

The premium finance industry has been tainted by lawsuits based on allegations of fraud and misconduct. These lawsuits involve allegations of fraud, breaches of fiduciary duty and other misconduct by industry participants. Some of these cases are brought by life insurance companies attacking the original issuance of the policies on insurable interest and fraud grounds. Notwithstanding the litigation in this industry, there is a lack of judicial certainty in the legal standards used to determine the validity of insurable interest supporting a life insurance policy or the existence of STOLI practices. Lawsuits sometimes focus on transfers of equity interests of the policyholder (e.g., beneficial interests of an irrevocable trust holding a policy) that occur very shortly after or contemporaneously with the issuance of the policy or arrangements whereby the premium finance lender, the life insurance agent and the insured agree to transfer the policy to the premium finance lender or another third party shortly after the policy issuance or the “contestability period.” The “contestability period” is a period of time, usually two years, after which the policy cannot be contested by the issuing life insurance company under the terms of the policy other than for the nonpayment of premiums. Some states have adopted exceptions to such limitation for fraud or other similar malfeasance by the policyholder.

While our loan underwriting guidelines are designed to lessen the risks of our participation in STOLI or other business that originates life insurance policies not supported by a valid insurable interest, a regulator’s or carrier’s assertion to the contrary and subsequent successful enforcement could have a material adverse effect on the fair value of the policies collateralizing our premium finance loans and our ability to originate business going forward. In particular, the closer the origination date of a premium finance loan transaction is to the life insurance policy issuance date, there is increasing risk that a life insurance policy may be subject to contest or rescission on the basis that such policy was issued as part of STOLI practices or was not supported by a valid insurable interest. As of March 31, 2010, 99.7% of our premium finance loans outstanding were originated within two years of the issuance of the underlying life insurance policy. Regulatory, legislative or judicial changes in these areas could materially and adversely affect our ability to participate in the premium finance business and could significantly increase the costs of compliance, resulting in lower revenue or a complete cessation of our premium finance business. No assurance can be given that any such changes will not occur. In addition, in this arena, regulatory action for statutory or regulatory infractions could involve fines or license suspension or revocation. No assurance can be given that we will be able to obtain or maintain the licenses necessary for us to conduct our premium finance business, or that any such licenses will not be suspended or revoked.

The life insurance policies securing our premium finance loans may be subject to contest, rescission and/or non-cooperation by the issuing life insurance company, which may have a material adverse effect on our business, financial condition and results of operations.

Our premium finance loans are secured by the underlying life insurance policy. If the underlying policy is subject to contest or rescission, the fair value of the collateral could be reduced to zero. Life insurance policies may generally be contested or rescinded by the issuing life insurance company within the contestability period and sometimes beyond the contestability period, depending on the grounds for rescission and applicable law.

Misrepresentations, fraud, omissions or lack of insurable interest can all form the basis of loss of right to payment under a life insurance policy for many years beyond the contestability period. Whether or not there exists a reasonable legal basis for a contest or rescission, it can result in a cloud on the title or collectability of the policy. Contestation can be based upon any material misrepresentation or omission made in the life insurance policy application, even if unintentional. Misleading or incomplete answers by the insured to any questions asked by the insurance carrier regarding the financing of premiums, the policyholder’s net worth or the insured’s health and medical history and condition as well as to any other questions on a life insurance policy application, can lead to claims that a material misrepresentation or omission was made and may give rise to the insurance carrier’s right to void, contest or rescind the policy. Lack of a valid insurable interest of the life insurance policy owner in the insured also may give rise to the insurance carrier’s right to void, contest or rescind the policy. Although we obtain representations and warranties from the insured, policyholders and referring agents, we may not know whether the applicants for any of our policies have made any material misrepresentations or omissions on the policy applications, or whether the policy owner has a valid insurable interest in the insured, and as such, the policies securing our loans are subject to the risk of contestability or rescission. In addition, some insurance carriers have contested policies as STOLI arrangements, specifically citing the existence of certain nonrecourse premium financing arrangements as a basis to challenge the validity of the policies used to collateralize the financing. A policy may be voided or rescinded by the insurance carrier if found to be a STOLI policy where a valid insurable interest did not exist in the insured at policy inception. While the impact on our business from these risks has not been significant to date, there can be no assurance that any future challenges to the policies that we own or hold as collateral for our premium finance loans will not have a material adverse effect on our business, financial condition and results of operations.

If the insurance company successfully contests or rescinds a policy, the policy will be declared void, and in such event, the insurance company’s liability would be limited to a refund of all the insurance premiums paid for the policy without any accrued interest. While defending an action to contest or rescind a policy, premium payments may have to continue to be made to the life insurance company. Furthermore, a life insurance company may refuse to refund any of the premiums paid and seek to retain them as an offset to damages it claims to have suffered in connection with the issuance of the life insurance policy. Additionally, the issuing insurance company may refuse to cooperate with us by not providing information, processing notices and/or paperwork required to document the transaction. Hence, in the case of a contest or rescission, there cannot be any assurance that any of the premiums paid to the carrier (including those paid during the pendency of a contest or rescission action) will be refunded. If they are not, we may suffer a complete loss with respect to this portion of the loan amount which may adversely affect our business, financial condition and results of operations.

Premium financed life insurance policies are susceptible to a higher risk of fraud and misrepresentation in life insurance applications.

While fraud and misrepresentation by applicants and potential insureds in completing life insurance applications (especially with respect to the health and medical history and condition of the potential insured as well as the applicant’s net worth) exist generally in the life insurance industry, such risk of fraud and misrepresentation is heightened in connection with life insurance policies for which the premiums are financed through premium finance loans. In particular, there is a significant risk that applicants and potential insureds may not answer truthfully or completely to any questions related to whether the life insurance policy premiums will be financed through a premium finance loan or otherwise, the applicants’ purpose for purchasing the policy or the applicants’ intention regarding the future sale or transfer of the life insurance policy. Such risk may be further increased to the extent life insurance agents communicate to applicants and potential insureds regarding potential premium finance arrangements or transfer of life insurance policies through payment defaults under premium finance loans. In the ordinary course of business, our sales team receives inquiries from life insurance agents and brokers regarding the availability of premium finance loans for their clients. However, any communication between the life insurance agent and the potential policyholder or insured is beyond our control and we may not know whether a life insurance agent discussed with the potential policyholder or the insured the possibility of a premium finance loan by us or the subsequent transfer of the life insurance policy in the event of a payment default under the loan. Consequently, notwithstanding the representations and certifications we obtain from the policyholders, insureds and the life insurance agents, there is a risk that we may finance premiums for policies subject to contest or rescission by the insurance carrier based on fraud or misrepresentation in any information provided to the life insurance company, including the life insurance application.

Our liquidity depends upon a secondary market for life insurance policies.

With respect to a potential sale of a life insurance policy owned by us, the fair value depends significantly on an active secondary market for life insurance, which may contract or disappear depending on the impact of potential government regulation, future economic conditions and/or other market variables. Many investors who invest in life insurance policies are foreign investors who are attracted by potential investment returns from life insurance policies issued by United States life insurers with high ratings and financial strength as well as by the view that such investments are non-correlated assets — meaning changes in the equity or debt markets should not affect returns on such investments. In the event that the United States dollar loses value in comparison to other currencies, foreign investors suffer a reduction in value of their United States dollar denominated investments. In 2008, the United States dollar declined in value against other currencies and a number of United States life insurers suffered a downgrade in their ratings. These events caused investors in life insurance policies to reduce their demand for such products as well as reduced their demand for United States dollar denominated investments, which reduced the fair value of life insurance policies in the secondary market. Any of the above factors may result in us selling a policy for less than its fair value, resulting in a loss of profitability.

Delays in payment and non-payment of life insurance policy proceeds may have a material adverse effect on our business, financial condition and results of operations.

A number of arguments may be made by former beneficiaries (including but not limited to spouses, ex-spouses and descendants of the insured) under a life insurance policy, by the beneficiaries of the trust holding the policy, by the estate or legal heirs of the insured or by the insurance company issuing such policy, to deny or delay payment of proceeds following the death of an insured, including arguments related to lack of mental capacity of the insured, contestability or suicide provisions in a policy. In addition, the insurable interest and life settlement laws of certain states may prevent or delay the liquidation of the life insurance policy serving as collateral for a loan. Furthermore, if the death of an insured cannot be verified and no death certificate can be produced, the related insurance company may not pay the proceeds of the life insurance policy until the passage of a statutory period (usually five to seven years) for the presumption of death without proof. Such delays in payment or non-payment of policy proceeds may have a material adverse effect on our business, financial condition and results of operations.

Bankruptcy of the insured, a beneficiary of the trust owning the life insurance policy or the trust itself could prevent a claim under our lender protection insurance policy.

In many instances, individuals establish an irrevocable trust to hold and own their life insurance policy for estate planning reasons. In our premium finance business, the majority of the premium finance borrowers are trusts owning life insurance policies. A bankruptcy of the insured, a bankruptcy of a beneficiary of a trust owning the life insurance policy or a bankruptcy of the trust itself could prevent us from acquiring the life insurance policy following an event of default under the related premium finance loan unless consent of the applicable bankruptcy court is obtained or it is determined that the automatic stay generally arising following a bankruptcy filing is not applicable. A failure to promptly obtain any required bankruptcy court consent within one hundred twenty (120) days following the maturity date of the related premium finance loan could delay or prevent us from making a claim under the lender protection insurance policy for any loss sustained following a default under the premium finance loan. Lender protection insurance policies insure us and our lenders against certain risks of loss associated with our premium finance loans, including payment default by the borrower. If a premium finance loan is not repaid, the lender protection insurance policy provider repays the loan in full and takes ownership of the underlying life insurance policy. If we are delayed or otherwise prevented from making a claim under the lender protection insurance policy for any loss sustained following a default under the premium finance loan, additional premium payments will be required to be made to keep the life insurance policy in force. As a result, we may be forced to expend additional funds, or borrow funds at unfavorable rates if such financing is even available, in order to fund the premiums or, if we are unable to obtain the necessary funds, we may be forced to allow the policy to lapse, resulting in the loss of the premiums we financed in the transaction. Such events could have a material adverse effect on our business, financial condition and results of operations.

Our lender protection insurance policies have significant exclusions and limitations.

Coverage under our lender protection insurance policies is not comprehensive and each of these policies is subject to significant exclusions, limitations and coverage gaps. In the event that any of the exclusions or limitations to coverage set forth in the lender protection insurance policies are applicable or there is a coverage gap, there will be no coverage for any losses we may suffer, which would have a material adverse effect on our business, financial condition and results of operations. The coverage exclusions include, but are not limited to: (a) the lapse of the related life insurance policy due to the failure to pay sufficient premiums during the term of the applicable premium finance loan; (b) certain losses relating to situations where the life insured has died and there has been a bankruptcy or insolvency of the life insurance company that issued the applicable policy; (c) any loss caused by our fraudulent, illegal, criminal, malicious or grossly negligent acts; (d) a surrender of the related life insurance policy to the issuing life insurance carrier or the sale of such policy or the beneficial interest therein, in each case without the prior written consent of the lender protection insurer; (e) our failure to timely obtain necessary rights, free and clear of any lien or encumbrance, with respect to the applicable life insurance policy as required under the lender protection insurance policy; (f) our failure to timely submit a properly completed proof of loss certificate to the lender protection insurance policy insurer; (g) our failure to timely notify the lender protection insurance policy insurer of (i) the occurrence of certain prohibited acts, as described in the lender protection insurance policy, or (ii) material non-compliance of the related loan with applicable laws, in each case after obtaining actual knowledge of such events; (h) our making of a claim under the lender protection insurance policy knowing the same to be fraudulent; or (i) the related life insurance policy being contested prior to the effective date of the related coverage certificate issued under the lender protection insurance policy and we have actual knowledge of such contest.

Failure to perfect a security interest in the underlying life insurance policy or the beneficial interests therein could result in our interest being subordinated to other creditors.

Payment by the related premium finance loan borrower of amounts owed pursuant to each loan is secured by the underlying life insurance policy or by the beneficial interests in a trust established to hold the insurance policy. If we fail to perfect a security interest in such policy or beneficial interests, our interest in such policy or beneficial interests may be subordinated to those of other parties, including, in the event of a bankruptcy or insolvency, a bankruptcy trustee, receiver or conservator.

Some life insurance companies are opposed to the financing of life insurance policies.

Some United States life insurance companies and their trade associations have voiced concerns about the life settlement and premium finance industries generally and the transfer of life insurance policies to investors. These life insurance companies may oppose the transfer of a policy to, or honoring of a life insurance policy held by, third parties unrelated to the original insured/owner, especially when they may believe the initial premiums for such life insurance policies might have been financed, directly or indirectly, by investors that lacked an insurable interest in the continuing life of the insured. If the life insurance companies seek to contest or rescind life insurance policies acquired by us based on such aversion to the financing of life insurance policies, we may experience a substantial loss with respect to the related premium finance loans and the underlying life insurance policies, which could have a material adverse effect on our business, financial condition and results of operations. These life insurance companies and their trade associations may also seek additional state and federal regulation of the life settlement and premium finance industries. If such additional regulations were adopted, we may experience material adverse effects on our business, financial condition and results of operations.

We are dependent on the creditworthiness of the life insurance companies that issue the policies serving as collateral for our premium finance loans. If a life insurance company defaults on its obligation to pay death benefits on a policy we own, we would experience a loss of our investment, which would have a material adverse effect on our business, financial condition and results of operations.

We are dependent on the creditworthiness of the life insurance companies who issue the policies serving as collateral for our premium finance loans. We assume the credit risk associated with life insurance policies issued by various life insurance companies. Furthermore, there is a concentration of life insurance companies who issue the policies that serve as collateral for our premium finance loans. Over 50% of our premium finance loans outstanding as of March 31, 2010 are secured by life insurance policies issued by 3 life insurance companies. The failure or bankruptcy of any such life insurance company or annuity company could have a material adverse impact on our ability to achieve our investment objectives. A life insurance company’s business tends to track general economic and market conditions that are beyond its control, including extended economic recessions or interest rate changes. Changes in investor perceptions regarding the strength of insurers generally and the policies or annuities they offer can adversely affect our ability to sell or finance our assets. Adverse economic factors and volatility in the financial markets may have a material adverse effect on a life insurance company’s business and credit rating, financial condition and operating results, and an issuing life insurance company may default on its obligation to pay death benefits on the life insurance policies we acquired following a payment default on our premium finance loans when we are otherwise unable to sell the underlying policy. In such event, we would experience a loss of our investment in such life insurance policies which would have a material adverse effect on our business, financial condition and results of operations.

If a life insurance company is able to increase the premiums due on life insurance policies that we own or finance, it will adversely affect our returns on such life insurance policies.

For any life insurance policies that we own or finance, we will be responsible for paying insurance premiums due. If a life insurance company is able to increase the cost of insurance charged for any of the life insurance policies that we own or finance, the amounts required to be paid for insurance premiums due for these life insurance policies may increase, requiring us to incur additional costs for the life insurance policies, which may adversely affect returns on such life insurance policies and consequently reduce the secondary market value of such life insurance policies. Failure to pay premiums on the life insurance policies when due will result in termination or “lapse” of the life insurance policies. The insurer may in a “lapse” situation view reinstatement of a life insurance policy as tantamount to the issuance of a new life insurance policy and may require the current owner to have an insurable interest in the life of the insured as of the date of the reinstatement. In such event, we would experience a loss of our investment in such life insurance policy.

If an insured reaches age 95 or 100, the policy may terminate.

Some life insurance policies terminate if the insured lives to the age of 100, or in some cases at age 95. Thus if the insured under a policy acquired by us outlives such policy, we would receive nothing on such life insurance policy as the insurer is relieved of its obligations thereunder. Such termination of a life insurance policy would result in a loss of investment return on such life insurance policy and eliminate any potential proceeds realizable by us from the sale or the maturation of such life insurance policy.

Failure to protect our premium finance transaction clients’ confidential information and privacy could adversely affect our business.

Our premium finance business is subject to privacy regulations and to confidentiality obligations. For example, the collection and use of medical data is subject to national and state legislation, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA. The actions we take to protect such confidential information include, among other things:

•	training and educating our employees regarding our obligations relating to confidential information;

•	actively monitoring our record retention plans and any changes in state or federal privacy and compliance requirements;

•	maintaining secure storage facilities for tangible records; and

•	limiting access to electronic information.

However, if we do not properly comply with privacy regulations and protect confidential information, we could experience adverse consequences, including regulatory sanctions, such as penalties, fines and loss of licenses, as well as loss of reputation and possible litigation.

Risk Factors Related to Structured Settlements

We are dependent on third parties to purchase our structured settlements. Any inability to sell structured settlements or, in the alternative, to access additional capital to purchase structured settlements, may have a material adverse effect on our ability to grow our business, our financial condition and results of operations.

We are dependent on third parties, such as Slate, to purchase our structured settlements. Our ability to grow our business depends upon our ability to sell our structured settlements at favorable discount rates and to establish alternative financing arrangements. There can be no assurance that such third party purchasers or other financing will be available to us in the future on favorable terms or at all. If such financing were not available, then we may be required to seek additional equity financing, if available, which would dilute the interests of shareholders who purchase common stock in this offering.

No assurance can be given that we will continue to be able to sell our structured settlements to third parties at favorable discount rates or that financing through borrowings or other means will be available on acceptable terms to satisfy our cash requirements and to grow our business.

Any change in current tax law could have a material adverse effect on our business, financial condition and results of operations.

The use of structured settlements is largely the result of the favorable federal income tax treatment of such transactions. In 1982, the Internal Revenue Service issued a private revenue ruling that the income tax exclusion of personal injury settlements applied to related periodic payments. Thus, claimants receiving installment payments as compensation for a personal injury were exempt from all federal income taxation, provided certain conditions were met. This ruling, and its subsequent codification into federal tax law, resulted in the proliferation of structured settlements as a means of settling personal injury lawsuits. Changes to tax policies that eliminate this exemption of structured settlements from federal taxation could have a material adverse effect on our future profitability. If the tax treatment for structured settlements were changed adversely by a statutory change or a change in interpretation, the dollar volume of structured settlements could be reduced significantly which would also reduce the level of our structured settlement business. In addition, if there were a change in the federal tax code that would result in adverse tax consequences for the assignment or transfer of structured settlements, such change could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in interest rates may decrease our yield on structured settlement transactions.

Our profitability is directly affected by levels of and fluctuations in interest rates. Such profitability is largely determined by the difference, or “spread,” between the discount rate at which we purchase the structured settlements and the discount rate at which we can resell these assets or the interest rate at which we can finance those assets. Structured settlements are purchased at effective yields which are fixed, while rates at which structured settlements are sold, with the exception of our forward purchase arrangement with Slate, are generally a function of the prevailing market rates for short-term borrowings. As a result, increases in prevailing market interest rates after structured settlements are acquired could have a material adverse effect on our yield on structured settlement transactions.

The insolvency of a holder of a structured settlement could have an adverse effect on our business, financial condition and results of operations.

Our rights to scheduled payments in structured settlement transactions will be adversely affected if any holder of a structured settlement, the special purpose vehicle to which an insurance company assigns its obligations to make payments under the settlement (the “Assumption Party”) or the annuity provider becomes insolvent and/or becomes a debtor in a case under the Bankruptcy Code.

If a holder of a structured settlement were to become a debtor in a case under the Bankruptcy Code, a court could hold that the scheduled payments transferred by the holder under the applicable settlement purchase agreement would not constitute property of the estate of the claimant under the Bankruptcy Code. If, however, a trustee in bankruptcy or other receiver were to assert a contrary position, such as by requiring us (or any securitization vehicle) to establish our right to those payments under federal bankruptcy law or by persuading courts to recharacterize the transaction as secured loans, such result could have a material adverse effect on our business. If the rights to receive the scheduled payments are deemed to be property of the bankruptcy estate of the claimant, the trustee may be able to avoid assignment of the receivable to us.

Furthermore, a general creditor or representative of the creditors (such as a trustee in bankruptcy) of an Assumption Party could make the argument that the payments due from the annuity provider are the property of the estate of such Assumption Party (as the named owner thereof). To the extent that a court would accept this argument, the resulting delays or reductions in payments on our receivables could have a material adverse effect on our business, financial condition and results of operations.

If the identities of structured settlement holders become readily available, it could have an adverse effect on our structured settlement business, financial condition and results of operations.

We do not believe that there are any readily available lists of holders of structured settlements, which makes brand awareness critical to growing market share. We use national television marketing to generate in-bound telephone and internet inquiries and we have built a proprietary database of clients and prospective clients. As of March 31, 2010, we had a database of over 23,000 structured settlement leads. If the identities of structured settlement holders were to become readily available to our competitors or to the general public, we could face increased competition and the value of our proprietary database would be diminished, which would have a negative effect on our structured settlement business, financial condition and results of operations.

Adverse judicial developments could have an adverse effect on our business, financial condition and results of operations.

Adverse judicial developments have occasionally occurred in the structured settlement industry, especially with regard to anti-assignment concerns and issues associated with non-disclosure of material facts and associated misconduct. Any adverse judicial developments calling into doubt such laws and regulations could materially and adversely affect our investments in structured settlements.

Risk Factors Relating to Our General Business

Changes to statutory, licensing and regulatory regimes governing premium financing or structured settlements could have a material adverse effect on our activities and revenues.

Changes to statutory, licensing and regulatory regimes could result in the enforcement of stricter compliance measures or adoption of additional measures on us or on the insurance companies or annuity providers that stand behind the insurance policies that collateralize our premium finance loans and the structured settlements that we purchase, either of which could have a material adverse impact on our business activities and revenues. Any change to the regulatory regime covering the resale of any of these asset classes, including any change specifically applicable to our activities or to investor eligibility, could restrict our ability to finance, acquire or sell these assets or could lead to significantly increased compliance costs.

There is additional regulatory risk with respect to the acquisition of life insurance policies in the event of a payment default when we are otherwise unable to sell the policy collateralizing our premium finance loans. The making, enforcement and collection of premium finance loans is extensively regulated by the laws and regulations of many states and other applicable jurisdictions. These laws and regulations vary widely, but often:

•	require that premium finance lenders be licensed by the applicable jurisdiction;

•	require certain disclosure agreements and strictly govern the content thereof;

•	regulate the amount of late fees and finance charges that may be charged if a borrower is delinquent on its payments; and/or

•	allow imposition of potentially significant penalties on lenders for violations of such jurisdiction’s applicable insurance premium finance laws.

In addition, our premium finance transactions are subject to state usury laws, which limit the interest rate that can be charged. While we attempt to structure these transactions to avoid being deemed in violation of usury laws, we cannot assure you that we will be successful in doing so. Loans found to be at usurious interest rates may be voided, which would mean the loss of our principal and interest. Also, the Securities and Exchange Commission recently issued a report recommending that sales of life insurance policies in life settlement transactions be regulated as securities for purposes of the federal securities laws. Any legislation implementing such regulatory change could lead to increased compliance costs and adversely affect our ability to acquire or sell life insurance policies.

To the extent that more restrictive regulations or more stringent interpretations of existing regulations are adopted in the future, the future costs of compliance with such changes in regulations could be significant and our ability to conduct our business may be materially adversely affected. For example, if a state insurance regulator were to take the position that our premium finance loans or the acquisition of life insurance policies serving as collateral for such loans should be characterized as life settlement transactions subject to applicable regulations, we could be issued a cease and desist order effectively requiring us to suspend premium finance transactions for an indefinite period, and be subject to fines and other penalties.

Negative press from media or consumer advocacy groups and as a result of litigation involving industry participants could have a material adverse effect on our business, financial condition and results of operations.

The premium finance and structured settlement industries periodically receive negative press from the media and consumer advocacy groups and as a result of litigation involving industry participants. A sustained campaign of negative press resulting from media or consumer advocacy groups, industry litigation or other factors could adversely affect the public’s perception of these industries as a whole, and lead to reluctance to sell assets to us or to provide us with third party financing, which could have a material adverse effect on our business, financial condition and results of operations.

We have limited operating experience.

Our business operations began in December 2006. Consequently, while certain of our management are very experienced in the premium finance and structured settlement businesses, we have limited operating history in both of our business segments. Therefore, the historical performance of our operations may be of limited relevance in predicting future performance.

The loss of any of our key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our success depends to a significant degree upon the continuing contributions of our key executive officers including Antony Mitchell, our chief executive officer, and Jonathan Neuman, our president and chief operating officer. These officers have significant experience operating businesses in structured settlements and premium finance transactions, which are highly regulated industries. In connection with this offering, we have entered into employment agreements with each of these executive officers. We do not maintain key man life insurance with respect to any of our executives. Mr. Mitchell is a citizen of the United Kingdom who is working in the United States as a lawful permanent resident on a conditional basis. In order to retain his lawful permanent residency, Mr. Mitchell will need to apply to have the conditions on his permanent resident status removed prior to March 31, 2011. Although Mr. Mitchell intends to apply to have the conditions on his lawful permanent residency removed, there can be no assurance that he will satisfy the requirements to have the conditions removed, or that his application to do so will be approved. The failure to remove the conditions on his permanent residency could result in Mr. Mitchell having to leave the United States or cause him to seek an alternative immigration status in the United States. The loss of Mr. Mitchell or Mr. Neuman or other executive officers or key personnel could have a material adverse effect on our business, financial condition and results of operations.

We compete with a number of other finance companies and may encounter additional competition.

There are a number of finance companies that compete with us. Many are significantly larger and possess considerably greater financial, marketing, management and other resources than we do. The premium finance business and structured settlement business could also prove attractive to new entrants. As a consequence, competition in these sectors may increase. In addition, existing competitors may increase their market penetration and purchasing activities in one or more of the sectors in which we participate. The availability of the type of insurance policies that meet our actuarial and underwriting standards for our premium finance transactions is limited and sought by many of our competitors. Also, we rely on life insurance agents and brokers to refer premium finance transactions to us, and our competitors may offer better terms and conditions to such life insurance agents and brokers. Increased competition could result in reduced origination volume, reduced discount rates and/or other fees, each of which could materially adversely affect our revenue, which would have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Common Stock and This Offering

There has been no prior public market for our common stock, and, therefore, you cannot be certain that an active trading market or a specific share price will be established.

Currently, there is no public trading market for our common stock, and it is possible that an active trading market will not develop upon completion of this offering or that the market price of our common stock will decline below the initial public offering price. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “IFT.” The initial public offering price per share will be determined by negotiation among us and the underwriters and may not be indicative of the market price of our common stock after completion of this offering.

The trading price of our common stock may decline after this offering.

The trading price of our common stock may decline after this offering for many reasons, some of which are beyond our control, including, among others:

•	our results of operations;

•	changes in expectations as to our future results of operations, including financial estimates and projections by securities analysts and investors;

•	changes in laws and regulations applicable to structured settlements or premium finance transactions;

•	increased competition for premium finance lending or the acquisition of structured settlements;

•	our ability to secure credit facilities on favorable terms or at all;

•	results of operations that vary from those expected by securities analysts and investors;

•	future sales of our common stock;

•	fluctuations in interest rates, inflationary pressures and other changes in the investment environment that affect returns on invested assets; and

•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks.

In addition, the stock market in general has experienced significant volatility that often has been unrelated to the operating performance of companies whose shares are traded. These market fluctuations could adversely affect the trading price of our common stock, regardless of our actual operating performance. As a result, the trading price of our common stock may be less than the initial public offering price, and you may not be able to sell your shares at or above the price you pay to purchase them.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. Additionally, since we do not believe that there are other similar public companies involved in both the premium finance business and the structured settlement business as we are, the risk that we may never obtain research coverage by securities and industry analysts is heightened. If no securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Public investors will suffer immediate and substantial dilution as a result of this offering.

The initial public offering price per share is significantly higher than our pro forma net tangible book value per share of our common stock. Accordingly, if you purchase shares in this offering, you will suffer immediate and substantial dilution of your investment. Based upon the issuance and sale of [          ] shares of our common stock at an assumed initial offering price of $[     ] per share, which is the midpoint of the price range on the cover of this prospectus, less an amount equal to the underwriting discounts and commissions, you will incur immediate dilution of approximately $[     ] in the pro forma net tangible book value per share if you purchase common stock in this offering. In addition, investors in this offering will:

•	pay a price per share that substantially exceeds the pro forma net tangible book value of our assets after subtracting liabilities; and

•	contribute [ ]% of the total amount invested to date to fund us based on an assumed initial offering price to the public of $[ ] per share, which is the midpoint of the price range on the cover of this prospectus, but will own only [ ]% of the shares of common stock outstanding after completion of this offering.

Future sales of our common stock may affect the trading price of our common stock and the future exercise of options may lower the price of our common stock.

We cannot predict what effect, if any, future sales of our common stock, or the availability of shares for future sale, will have on the trading price of our common stock. Sales of a substantial number of shares of our common stock in the public market after completion of this offering, or the perception that such sales could occur, may adversely affect the trading price of our common stock and may make it more difficult for you to sell your shares at a time and price that you determine appropriate. Upon completion of this offering, after giving effect to (i) the corporate conversion, pursuant to which all outstanding common and preferred limited liability company units of Imperial Holdings, LLC (including all accrued but unpaid dividends thereon) will be converted into [          ] shares of our common stock; (ii) the conversion of $[     ] million of our

promissory notes and $[     ] million of related accrued interest into [          ] shares of our common stock upon the closing of this offering at an assumed initial public offering price of $[     ] per share, which is the midpoint of the price range on the cover of this prospectus and (iii) the sale of [          ] shares in this offering, there will be [          ] shares of our common stock outstanding. Up to an additional [          ] shares of common stock will be issuable upon the exercise of warrants issued to our existing members prior to the completion of this offering. Moreover, [          ] additional shares of our common stock are issuable upon the exercise of options that we intend to grant to our directors, executive officers and other employees upon the completion of this offering, at an exercise price equal to the initial public offering price. Following completion of this offering, we intend to register all of the [          ] shares issuable or reserved for issuance under the 2010 Plan. See “Description of Capital Stock” and “Executive Compensation.” We and our current directors, executive officers and shareholders have entered into 180-day lock-up agreements. The lock-up agreements are described in “Shares Eligible for Future Sale — Lock-Up Agreements.” An aggregate of [          ] shares of our common stock will be subject to these lock-up agreements upon completion of this offering.

Being a public company will increase our expenses and administrative workload and will expose us to risks relating to evaluation of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002.

As a public company, we will need to comply with additional laws and regulations, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and related rules of the Securities and Exchange Commission, or the SEC, and requirements of the New York Stock Exchange. We were not required to comply with these laws and requirements as a private company. Complying with these laws and regulations will require the time and attention of our board of directors and management and will increase our expenses. Among other things, we will need to: design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board; prepare and distribute periodic reports in compliance with our obligations under the federal securities laws; establish new internal policies, principally those relating to disclosure controls and procedures and corporate governance; institute a more comprehensive compliance function; and involve to a greater degree our outside legal counsel and accountants in the above activities.

In addition, we also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain this coverage. These factors could also make it more difficult for us to attract and retain qualified executives and members of our board of directors, particularly directors willing to serve on our audit committee.

We are in the process of evaluating our internal control systems to allow management to report on, and our independent auditors to assess, our internal controls over financial reporting. We plan to perform the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We are required to comply with Section 404 in our annual report for the year ending December 31, 2011.

However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated.

If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory agencies such as the SEC. In addition, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements or the trading price of our common stock to decline. If we fail to remediate any material weakness, our financial statements may be inaccurate, our access to the capital markets may be restricted and the trading price of our common stock may decline.

As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that materially affect, or are reasonably likely to materially affect, internal controls over financial reporting. A “control deficiency” exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects the ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles that results in more than a remote likelihood that a misstatement of financial statements that is more than inconsequential will not be prevented or detected. A “material weakness” is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Our independent registered public accounting firm has in the past identified certain deficiencies in our internal controls that it considered to be control deficiencies and material weaknesses. If we fail to remediate these internal control deficiencies and material weaknesses and maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results.

During their audit of our financial statements for the years ended December 31, 2008 and 2007, Grant Thornton LLP, our independent registered public accounting firm, identified certain deficiencies in our internal controls, including deficiencies that they considered to be significant deficiencies and material weaknesses. Specifically, in their audit of our financial statements for the year ended December 31, 2008, our independent auditors identified a material weakness relating to the number of adjustments recorded to reconcile differences and to correct accounts improperly booked relating to the year-end closing and reporting process. In their audit of our financial statements for the year ended December 31, 2007, our independent auditors identified material weaknesses relating to (i) the incorrect recordation of agency fees, (ii) a reversal of capital contributions entry due to inaccuracies in the timing of the payments and (iii) inaccuracies in the input of maturity dates of loans. Additionally, the audit identified a significant control deficiency with respect to the number of adjusting journal entries as a result of us having a limited accounting staff.

In response, we initiated corrective actions to remediate these control deficiencies and material weaknesses. Although no material deficiencies were identified during the audit of our financial statements for the period ended December 31, 2009, it is possible that we or our independent auditors may identify significant deficiencies or material weaknesses in our internal control over financial reporting in the future. Any failure or difficulties in implementing and maintaining these controls could cause us to fail to meet the periodic reporting obligations that we will become subject to after this offering or result in material misstatements in our financial statements. The existence of a material weakness could result in errors to our financial statements requiring a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which could lead to a decline in our stock price.

Due to the concentration of our capital stock ownership with certain of our executive officers, they may be able to influence shareholder decisions, which may conflict with your interests as a shareholder.

Immediately upon completion of this offering Antony Mitchell, our chief executive officer, and Jonathan Neuman, our chief operating officer, directly and through corporations that they control, will each beneficially own shares representing approximately [     ]% and [     ]%, respectively, of the voting power of our common stock. As a result, these executive officers may have the ability to significantly influence matters requiring shareholder approval, including, without limitation, the election or removal of directors, mergers, acquisitions, changes of control of our company and sales of all or substantially all of our assets. Your interests as a shareholder may conflict with their interests, and the trading price of shares of our common stock could be adversely affected.

Provisions in our executive officers’ employment agreements and provisions in our articles of incorporation and bylaws and under the laws of the State of Florida could impede an attempt to replace or remove our directors or otherwise effect a change of control, which could diminish the price of our common stock.

We have entered into employment agreements with our executive officers as described in the section title “Executive Compensation — Employment Agreements.” The agreements for our Chief Executive Officer and President provide for substantial payments in the event of a material change in the geographic location where such officers perform their duties, upon a material diminution of their base salaries or responsibilities or upon their resignation for any reason within sixty days following a change in control. These payments may deter any transaction that would result in a change in control.

Our articles of incorporation and bylaws contain provisions that may entrench directors and make it more difficult for shareholders to replace directors even if the shareholders consider it beneficial to do so. In particular, shareholders are required to provide us with advance notice of shareholder nominations and proposals to be brought before any annual meeting of shareholders, which could discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal. In addition, our articles of incorporation eliminate our shareholders’ ability to act without a meeting and require the holders of not less than 50% of the voting power of our common stock to call a special meeting of shareholders.

These provisions could delay or prevent a change of control that a shareholder might consider favorable. For example, these provisions may prevent a shareholder from receiving the benefit from any premium over the market price of our common stock offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging changes in management and takeover attempts in the future.

Furthermore, our articles of incorporation and our bylaws provide that the number of directors shall be fixed from time to time by our board of directors, provided that the board shall consist of at least three and no more than fifteen members. Additionally, subject to certain exceptions, the Florida Business Corporation Act prohibits the voting of shares in a publicly held Florida corporation that are acquired in a “control share acquisition” unless:

•	the board of directors approves the control share acquisition; or

•	the holders of a majority of the corporation’s voting shares (excluding shares held by the acquiring party or officers or inside directors of the corporation) approve the granting of voting rights to the acquiring party.

A “control share acquisition” is defined as an acquisition that immediately thereafter entitles the acquiring party, directly or indirectly, to vote in the election of directors within any of the following ranges of voting power:

•	1/5 or more but less than 1/3;

•	1/3 or more but less than a majority; and

•	a majority or more.

Additionally, one of our subsidiaries, Imperial Life Settlements, LLC, a Delaware limited liability company, is licensed as a viatical settlement provider and is regulated by the Florida Office of Insurance Regulation. As a Florida viatical settlement provider, Imperial Life Settlements, LLC is subject to regulation as a specialty insurer under certain provisions of the Florida Insurance Code. Under applicable Florida law, no person can finally acquire, directly or indirectly, more than 10% of the voting securities of a viatical settlement provider or its controlling company without the written approval of the Florida Office of Insurance Regulation. Accordingly, any person who acquires beneficial ownership of 10% or more of our voting securities will be required by law to notify the Florida Office of Insurance Regulation no later than five days after any form of tender offer or exchange offer is proposed, or no later than five days after the acquisition of securities or ownership interest if no tender offer or exchange offer is involved. Such person will also be required to file with the Florida Office of Insurance Regulation an application for approval of the acquisition no later than 30 days after the same date that triggers the 5-day notice requirement.

The Florida Office of Insurance Regulation may disapprove the acquisition of 10% or more of our voting securities by any person who refuses to apply for and obtain regulatory approval of such acquisition. In addition, if the Florida Office of Insurance Regulation determines that any person has acquired 10% or more of our voting securities without obtaining its regulatory approval, it may order that person to cease the acquisition and divest itself of any shares of our voting securities which may have been acquired in violation of the applicable Florida law. In addition, the Florida Office of Insurance Regulation may assess administrative fines against the purchaser not to exceed $20,000 per willful violation, subject to a cap of $100,000 for violations arising from one transaction. Due to the requirement to file an application with and obtain approval from the Florida Office of Insurance Regulation, purchasers of 10% or more of our voting securities may incur additional expenses in connection with preparing, filing and obtaining approval of the application, and the effectiveness of the acquisition will be delayed pending receipt of approval from the Florida Office of Insurance Regulation.

The Florida Office of Insurance Regulation may also take disciplinary action against Imperial Life Settlements, LLC’s license if it finds that an acquisition of our voting securities is made in violation of the applicable Florida law and would render the further transaction of business hazardous to our customers, creditors, shareholders or the public.

FORWARD-LOOKING STATEMENTS

Some of the statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and elsewhere in this prospectus may include forward-looking statements. These statements reflect the current views of our management with respect to future events and our financial performance. These statements include forward-looking statements with respect to our business and the insurance industry in general. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

Forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, the following:

•	our results of operations;

•	our ability to continue to grow our businesses;

•	our ability to obtain financing on favorable terms or at all;

•	changes in laws and regulations applicable to premium finance transactions or structured settlements;

•	changes in mortality rates and the accuracy of our assumptions about life expectancies;

•	increased competition for premium finance lending or for the acquisition of structured settlements;

•	adverse developments in capital markets;

•	loss of the services of any of our executive officers;

•	the effects of United States involvement in hostilities with other countries and large-scale acts of terrorism, or the threat of hostilities or terrorist acts; and

•	changes in general economic conditions, including inflation, changes in interest rates and other factors.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus, including in particular the risks described under “Risk Factors” beginning on page 13 of this prospectus. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Any forward-looking statements you read in this prospectus reflect our views as of the date of this prospectus with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. Before making a decision to purchase our common stock, you should carefully consider all of the factors identified in this prospectus that could cause actual results to differ.

USE OF PROCEEDS

We estimate that our net proceeds from this offering, based on the sale of [          ] shares of our common stock at an assumed initial public offering price of $[     ] per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and our estimated offering expenses, will be approximately $[     ]. We estimate that our net proceeds from this offering will be $[     ] if the underwriters exercise their over-allotment option in full.

We intend to contribute approximately $[     ] to our subsidiary, Imperial Premium Finance, LLC, to support its premium financing lending activities. We intend to use the remaining $[     ] of the net proceeds for general corporate purposes.

Pending the use of the net proceeds from this offering, we may invest some of the proceeds in short-term investment-grade instruments.

DIVIDEND POLICY

We do not expect to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain any future earnings to finance our operations and growth. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual, regulatory and other restrictions on the payment of dividends by us or by our subsidiaries to us, and other factors that our board of directors deems relevant.

Imperial is a holding company and has no direct operations. Our ability to pay dividends in the future depends on the ability of our operating subsidiaries to pay dividends to us. In addition, future debt arrangements may contain certain prohibitions or limitations on the payment of dividends.

CORPORATE CONVERSION

In connection with this offering, our board of directors and the holders of our outstanding common and preferred limited liability company units will complete a reorganization in which Imperial Holdings, Inc., a Florida corporation, will succeed to the business of Imperial Holdings, LLC, a Florida limited liability company, and the members of Imperial Holdings, LLC will become shareholders of Imperial Holdings, Inc. We refer to this reorganization as the corporate conversion. In order to consummate the corporate conversion, a certificate of conversion will be filed with the Florida Secretary of State prior to the closing of this offering. In connection with the corporate conversion, all of our outstanding common and preferred limited liability company units will be converted into an aggregate of [          ] shares of common stock of Imperial Holdings, Inc. as follows:

•	holders of common units will receive an aggregate of [ ] shares of common stock based on a conversion ratio of [ ] shares of common stock for each common unit; and

•	holders of Series A, B, C, and D preferred units will receive an aggregate of [ ] shares of common stock based on a conversion ratio of [ ] shares of common stock for each preferred unit.

After the corporate conversion and prior to the closing of this offering, our shareholders will consist of three Florida corporations and one Florida limited liability company. These four shareholders will reorganize so that their beneficial owners who are listed under “Principal Shareholders”, including Messrs. Mitchell and Neuman, will receive the [          ] shares of common stock of Imperial Holdings, Inc. issuable to the members of Imperial Holdings, LLC in the corporate conversion. We do not expect any of the prior losses which the members of Imperial Holdings, LLC have accumulated to carry forward into Imperial Holdings, Inc., as a result of the corporate conversion.

Following the corporate conversion and upon the closing of this offering, our shareholders will cause the conversion of $[     ] million of our promissory notes and $[     ] million of related accrued interest into [          ] shares of our common stock at an assumed initial public offering price of $[     ] per share, which is the midpoint of the price range on the cover of this prospectus. Such shares will be issued to [          ] and [          ].

In addition, following the corporate conversion and upon the closing of this offering, our four current shareholders will receive warrants that may be exercised for up to [          ] shares of common stock, as described elsewhere herein under the subsection “Warrants” in the section titled “Description of Capital Stock.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010:

•	on an actual basis;

•	on a pro forma basis to give effect to:

(i)	the sale of 7,000 Series D Preferred Units for $700,000 which occurred in June 2010; and

(ii)	the consummation of the corporate conversion, pursuant to which all outstanding common and preferred limited liability company units (including all accrued but unpaid dividends thereon) will be converted into [ ] shares of our common stock; and

(iii)	the conversion of $28.3 million of our promissory notes and $2.2 million of related accrued interest into [ ] shares of our common stock at an assumed initial public offering price of $[ ] per share, which is the midpoint of the price range on the cover of this prospectus; and

•	on a pro forma as adjusted basis to give effect to the above and:

(i)	our sale of [ ] shares of common stock at an assumed initial public offering price of $[ ] per share, which is the midpoint of the price range on the cover of this prospectus, after the deduction of the underwriting discounts and commissions and the estimated offering expenses payable by us.

You should read this table in conjunction with the “Use of Proceeds,” “Selected Historical and Unaudited Pro Forma Consolidated and Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our financial statements and related notes included in the back of this prospectus.

	As of March 31, 2010
			Pro Forma As
	Actual	Pro Forma	Adjusted
	(In thousands)

Debt Outstanding:
Notes payable	$221,633	$193,306

Total liabilities	$221,633	$193,306

Members’ equity:
Member units — Series A preferred (500,000 authorized; 90,769 issued and outstanding, actual; 0 issued and outstanding, pro forma and pro forma as adjusted)	4,035	—	—
Member units — Series B preferred (50,000 authorized; 50,000 issued and outstanding, actual; 0 issued and outstanding, pro forma and pro forma as adjusted)	5,000	—	—
Member units — Series C preferred (75,000 authorized; 70,000 issued and outstanding, actual; 0 issued and outstanding, pro forma and pro forma as adjusted)	7,000	—	—
Member units — common (500,000 authorized; 450,000 issued and outstanding, actual; 0 issued and outstanding, pro forma and pro forma as adjusted)	19,924	—	—
Accumulated deficit	(19,586)	—	—

Total Members’ equity	$16,373	$—	$

	As of March 31, 2010
			Pro Forma As
	Actual	Pro Forma	Adjusted
	(In thousands)

Shareholders’ equity:
Common stock, par value $0.01 per share; [ ] shares authorized, no shares issued and outstanding, actual; and [ ] shares issued and outstanding, pro forma	—	[ ]
Additional paid in capital	—	67,223
Accumulated deficit	—	(19,586)

Total shareholders’ equity	—	47,637

Total capitalization	$238,006	$240,943	$

The number of shares of common stock shown to be outstanding upon the completion of this offering excludes:

•	up to [ ] shares of common stock that may be issued pursuant to the underwriters’ over-allotment option;

•	[ ] shares of common stock issuable upon the exercise of stock options we intend to grant to our directors, executive officers and other employees upon completion of this offering, at an exercise price equal to the initial public offering price;

•	[ ] shares of common stock issuable upon the exercise of warrants that will be issued to our existing shareholders prior to the closing of this offering; and

•	[ ] additional shares available for future issuance under our 2010 Plan.

DILUTION

Our net tangible book value as of March 31, 2010, on a pro forma basis, was approximately $[     ] million, or $[     ] per share of our common stock. Pro forma net tangible book value per share represents our total tangible assets reduced by our total liabilities and divided by the number of shares of common stock outstanding after giving effect to:

•	the consummation of the corporate conversion, pursuant to which all of our outstanding common and preferred limited liability company units (including all accrued but unpaid dividends thereon) will be converted into [ ] shares of our common stock; and

•	the conversion of $[ ] million of our promissory notes and $[ ] million of related accrued interest into [ ] shares of our common stock at an assumed initial public offering price of $[ ] per share, which is the midpoint of the price range on the cover of this prospectus, upon the closing of this offering.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share that you will pay in this offering and the net tangible book value per share immediately after this offering.

After giving effect to our receipt of approximately $[     ] million of estimated net proceeds (after deducting underwriting discounts and commissions and estimated offering expenses payable by us) from our sale of common stock in this offering based on an assumed initial public offering price of $[     ] per share, which is the midpoint of the price range on the cover of this prospectus, our pro forma net tangible book value as of March 31, 2010 would have been approximately $[     ] million, or $[     ] per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $[     ] per share of our common stock to existing shareholders and an immediate dilution of $[     ] per share of our common stock to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. The following table illustrates the dilution:

Assumed initial public offering price per share			$	[ ]
Pro forma net tangible book value per share as of March 31, 2010	$	[ ]
Increase in pro forma net tangible book value per share attributable to this offering		[ ]
Pro forma net tangible book value per share after this offering				[ ]
Dilution per share to new investors			$	[ ]

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to the offering would be $[     ] per share. This represents an increase in pro forma net tangible book value of $[     ] per share to existing shareholders and dilution in pro forma net tangible book value of $[     ] per share to new investors.

A $1.00 increase (decrease) in the assumed initial public offering of $[     ] per share would increase (decrease) our pro forma net tangible book value per share after this offering and decrease (increase) dilution to new investors by $[     ], assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of March 31, 2010, the differences between the number of shares issued to, the total consideration paid, and the average price per share paid by existing shareholders and by new investors in this offering, after giving effect to (i) the issuance of [          ] shares of our common stock to our shareholders upon the consummation of the corporate conversion, (ii) the conversion of $[     ] million of our promissory notes and $[     ] million of related accrued interest into [          ] shares of our common stock and (iii) the issuance of [          ] shares of common stock in this offering, in the case of (ii) and (iii) at the assumed initial public offering price of $[     ] per share, and excluding underwriter discounts and commissions and estimated offering expenses payable by us. The table below assumes an initial public offering price of $[     ] per share for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Issued			Total Consideration				Average Price
	Number	Percent		Amount		Percent		per Share

Existing shareholders	[ ]	[ ]	%	$	[ ]	[ ]	%	$	[ ]
New investors	[ ]	[ ]			[ ]	[ ]			[ ]
Total	[ ]	100.0%		$	[ ]	100.0%		$	[ ]

This table does not give effect to:

•	up to [ ] shares of common stock that may be issued pursuant to the underwriters’ over-allotment option;

•	[ ] shares of common stock issuable upon the exercise of stock options we intend to grant to our directors, executive officers and other employees upon completion of this offering, at an exercise price equal to the initial public offering price;

•	[ ] shares of common stock issuable upon the exercise of warrants that will be issued to our existing shareholders prior to the closing of this offering; and

•	[ ] additional shares available for future issuance under our 2010 Plan.

SELECTED HISTORICAL AND UNAUDITED

PRO FORMA CONSOLIDATED AND COMBINED FINANCIAL AND OPERATING DATA

The following table sets forth selected historical and unaudited pro forma consolidated financial and operating data of Imperial Holdings, LLC (to be converted into Imperial Holdings, Inc. in connection with this offering) as of such dates and for such periods indicated below. The selected unaudited pro forma condensed consolidated financial data for the three months ended March 31, 2010 and the twelve months ended December 31, 2009 give pro forma effect to the corporate conversion and conversion of promissory notes as if they had occurred on the first day of the periods presented. The selected unaudited pro forma financial and operating data set forth below are presented for information purposes only, should not be considered indicative or actual results of operations that would have been achieved had the corporate conversion been consummated on the dates indicated, and do not purport to be indicative of balance sheet data or income statement data as of any future date or future period. These selected historical and unaudited pro forma consolidated results are not necessarily indicative of results to be expected in any future period. You should read the following financial information together with the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes.

We have derived the selected historical income statement data for the three months ended March 31, 2010 and 2009 and balance sheet data as of March 31, 2010 from our unaudited consolidated financial statements included elsewhere in this prospectus. Such unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations. The selected historical income statement data for the years ended December 31, 2009, 2008 and 2007 and balance sheet data as of December 31, 2009 and 2008 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The income statement data for the period from December 15, 2006 through December 31, 2006 and balance sheet data for December 31, 2007 and 2006 were derived from our audited consolidated financial statements that are not included in this prospectus.

	Historical						Pro Forma
					Three Months
	Period from				Ended				Three Months
	Dec. 15, 2006 -	Years Ended December 31,			March 31,		Year Ended		Ended
	Dec. 31, 2006	2007	2008	2009	2009	2010	Dec. 31, 2009		March 31, 2010
					(Unaudited)		(Unaudited)
	(In thousands, except share data)

Income
Agency fee income	$678	$24,515	$48,004	$26,114	$10,634	$5,279	$26,114		$5,279
Interest income	316	4,888	11,914	21,483	4,978	5,583	21,483		5,583
Origination fee income	—	526	9,399	29,853	5,694	7,299	29,853		7,299
Gain on sale of structured settlements	—	—	443	2,684	39	—	2,684		—
Gain on forgiveness of debt	—	—	—	16,410	8,591	1,765	16,410		1,765
Change in fair value of investment in life settlements	—	—	—	—	—	(203)	—		(203)
Other income	—	2	47	71	16	23	71		23

Total income	994	29,931	69,807	96,615	29,952	19,746	96,615		19,746

Expenses
Interest expense	—	1,343	12,752	33,755	7,092	8,969	28,763	(1)	7,797	(1)
Provision for losses on loans receivable	—	2,332	10,768	9,830	2,793	3,367	9,830		3,367
Loss (gain) on loan payoffs and settlements, net	—	(225)	2,738	12,058	8,130	1,378	12,058		1,378
Amortization of deferred costs	—	126	7,569	18,339	3,573	5,847	18,339		5,847
Selling, general and administrative expenses	891	24,335	41,566	31,269	8,527	7,672	31,269		7,672
Provision for income taxes	—	—	—	—	—	—	—	(2)	—	(2)

Total expenses	891	27,911	75,393	105,251	30,115	27,233	100,259		26,061

Net Income (loss)	$103	$2,020	$(5,586)	$(8,636)	$(163)	$(7,487)	$(3,644)		$(6,315)

Earnings per Share
Basic
Diluted
Weighted Average Common Shares Outstanding
Basic
Diluted

(1)	Reflects reduction of interest expense of $5.0 million for the year ended December 31, 2009 and $1.2 million for the three months ended March 31, 2010, due to conversion of promissory notes payable into shares of our common stock which will occur upon the closing of this offering.

(2)	The results of the Company being treated for the pro forma presentation as a “C” corporation resulted in no impact to the consolidated and combined balance sheet or statements of operations for the pro forma periods presented. The primary reasons for this are that the losses produce no current benefit and any net operating losses generated and other deferred assets (net of liabilities) would be fully reserved due to historical operating losses. The Company, therefore, has not recorded any pro forma tax provision.

	Historical						Pro Forma
	December 31,				March 31,		March 31,
	2006	2007	2008	2009	2009	2010	2010
					(Unaudited)		(Unaudited)
	(In thousands, except share data)

Assets:
Cash and cash equivalents	5,351	$1,495	$7,644	$15,891	$1,494	$7,490	$8,190	(1)
Restricted cash	—	1,675	2,221	—	—	—	—
Certificate of deposit — restricted	—	562	659	670	660	1,342	1,342
Agency fees receivable, net of allowance for doubtful accounts	136	5,718	8,871	2,165	2,642	407	407
Deferred costs, net	—	672	26,650	26,323	29,494	23,677	23,677
Prepaid expenses and other assets	30	835	4,180	887	1,246	1,244	1,244
Deposits	37	456	476	982	2,818	686	686
Interest receivable, net	244	2,972	8,604	21,034	7,609	23,350	23,350
Loans receivable, net	3,909	43,650	148,744	189,111	172,314	191,331	191,331
Structured settlements receivables, net	—	377	1,141	152	3,477	2,778	2,778
Receivables from sales of structured Settlements	—	—	—	320	—	217	217
Investment in life settlements, at estimated fair value	—	—	—	4,306	—	2,411	2,411
Investment in life settlement fund	—	1,714	—	542	242	1,270	1,270
Fixed assets, net	756	1,875	1,850	1,337	1,758	1,216	1,216

Total assets	$10,463	$62,001	$211,040	$263,720	$223,754	$257,419	$258,119

Liabilities:
Accounts payable and accrued expenses	$505	$3,437	$5,533	$3,170	$3,180	$3,822	$3,822
Interest payable	—	882	5,563	12,627	10,320	15,591	13,354	(2)
Notes payable	—	35,559	183,462	231,064	193,956	221,633	193,306	(2)

Total liabilities	$505	$39,878	$194,558	$246,861	$207,456	$241,046	$210,482

Member units — Series A preferred (500,000 authorized; 90,796 issued and outstanding, actual; 0 issued and outstanding, pro forma)	—	—	—	4,035	4,035	4,035	—	(1)
Member units — Series B preferred (50,000 authorized; 50,000 issued and outstanding, actual; 0 issued and outstanding, pro forma)	—	—	—	5,000	5,000	5,000	—	(1)
Member units — Series C preferred (75,000 authorized; 70,000 issued and outstanding, actual; 0 issued and outstanding, pro forma)	—	—	—	—	—	7,000	—	(1)
Member units — Series D preferred (7,000 authorized, 7,000 issued and outstanding , actual; 0 issued and outstanding, pro forma)	—	—	—	—	—	—	—	(1)
Member units — common (500,000 authorized; 450,000 issued and outstanding, actual; 0 issued and outstanding, pro forma)	9,855	20,000	19,945	19,924	19,924	19,924
Common stock	—	—	—	—	—	—	[	](1)(2)
Paid-in capital	—	—	—	—	—	—	[67,223	](1)(2)
Retained earnings (accumulated deficit)	103	2,123	(3,463)	(12,100)	(12,661)	(19,586)	(19,586)

Total members’ equity	9,958	22,123	16,482	16,859	16,298	16,373	47,637

Total liabilities and members’ equity	$10,463	$62,001	$211,040	$263,720	$223,754	$257,419	$258,119

(1)	Reflects the conversion of all common and preferred limited liability company units of Imperial Holdings, LLC into [ ] shares of common stock of Imperial Holdings, Inc. as a result of the corporate conversion. Also reflects the sale of 7,000 Series D preferred units in June 2010 for $700,000, which also will be converted into shares of our common stock as a result of the corporate conversion.

(2)	Reflects conversion of $28.3 million of promissory notes payable and $2.2 million of accrued interest, which will be converted into shares of our common stock upon the closing of this offering.

Premium Finance Segment — Selected Operating Data (dollars in thousands):

				Three Months Ended
	Year Ended December 31,			March 31,
	2007	2008	2009	2009	2010

Period Originations:
Number of loans originated	196	499	194	72	52
Principal balance of loans originated	$44,501	$97,559	$51,573	$19,418	$10,561
Aggregate death benefit of policies underlying loans originated	$794,517	$2,283,223	$942,312	$364,135	$252,400
Selling general and administrative expenses	$15,082	$21,744	$13,742	$4,113	$2,643
Average Per Origination During Period:
Age of insured at origination	75.5	74.9	74.9	74.8	73.8
Life expectancy (years)	12.9	13.2	13.2	13.9	14.3
Monthly premium (year after origination)	$14.0	$14.9	$16.0	$16.8	$13.4
Death benefit of policies underlying loans originated	$4,053.7	$4,575.6	$4,857.3	$5,057.4	$4,853.8
Principal balance of the loan	$227.0	$195.5	$265.8	$269.7	$203.1
Interest rate charged	10.5%	10.8%	11.4%	11.3%	11.5%
Agency fee	$125.1	$96.2	$134.6	$147.7	$101.5
Agency fee as % of principal balance	55.1%	49.2%	50.6%	54.8%	50.0%
Origination fee	$45.8	$77.9	$118.9	$127.6	$83.5
Origination fee as % of principal balance	20.2%	39.9%	44.7%	47.3%	41.1%
End of Period Loan Portfolio
Loans receivable, net	$43,650	$148,744	$189,111	$172,314	$191,331
Number of policies underlying loans receivable	240	702	692	717	676
Aggregate death benefit of policies underlying loans receivable	$1,065,870	$2,895,780	$3,091,099	$3,086,603	$3,096,236
Average Per Loan:
Age of insured in loans receivable	76.3	75.3	75.4	75.2	75.4
Monthly premium	$7.7	$9.1	$8.5	$7.7	$6.6
Loan receivable, net	$181.9	$211.9	$273.3	$240.3	$283.0
Interest rate	10.2%	10.4%	10.9%	10.6%	11.1%

Structured Settlements Segment — Selected Operating Data (dollars in thousands):

				Three Months Ended
	Year Ended December 31,			March 31,
	2007	2008	2009	2009	2010

Period Originations:
Number of transactions	10	276	396	79	105
Number of transactions from repeat customers	—	23	52	10	24
Weighted average purchase effective discount rate	11.0%	12.0%	16.3%	14.2%	17.0%
Face value of undiscounted future payments purchased	$701	$18,295	$28,877	$5,828	$7,297
Amount paid for settlements purchased	$369	$8,010	$10,947	$2,507	$2,574
Marketing costs	$2,056	$5,295	$4,460	$1,124	$1,048
Selling, general and administrative (excluding marketing costs)	$666	$4,475	$5,015	$995	$1,580
Average Per Origination During Period:
Face value of undiscounted future payments purchased	$70.1	$66.3	$72.9	$73.8	$69.5
Amount paid for settlement purchased	$36.9	$29.0	$27.6	$31.7	$24.5
Duration (months)	80.3	113.8	109.7	106.8	124.8
Marketing cost per transaction	$205.6	$19.2	$11.3	$14.2	$10.0
Segment selling, general and administrative (excluding marketing costs) per transaction	$66.6	$16.2	$12.7	$12.6	$15.1
Period Sales:
Number of transactions sold (Slate)	—	—	—	—	—
Gain on sale of structured settlements (Slate)	$—	$—	$—	$—	$—
Average sale discount rate (Slate)	—	—	—	—	—
Number of structured settlements (buyers other than Slate)	—	226	439	11	—
Gain on sale of structured settlements (buyers other than Slate)	$—	$443	$2,684	$39	$—
Average sale discount rate (buyers other than Slate)	—	10.8%	11.5%	10.0%	—

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the consolidated and combined financial statements and accompanying notes and the information contained in other sections of this prospectus, particularly under the headings “Risk Factors,” “Selected Historical and Unaudited Pro Forma Consolidated and Combined Financial Information” and “Business.” This discussion and analysis is based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The statements in this discussion and analysis concerning expectations regarding our future performance, liquidity and capital resources, as well as other non-historical statements in this discussion and analysis, are forward-looking statements. See “Forward-Looking Statements.” These forward-looking statements are subject to numerous risks and uncertainties, including those described under “Risk Factors.” Our actual results could differ materially from those suggested or implied by any forward-looking statements.

Business Overview

We are a specialty finance company with a focus on providing premium financing for individual life insurance policies and purchasing structured settlements. We manage these operations through two business segments: premium finance and structured settlements. In our premium finance business we earn revenue from interest charged on loans, loan origination fees and agency fees from referring agents. In our structured settlement business, we purchase structured settlements at a discounted rate and sell such assets to third parties.

Since 2007, the United States’ capital markets have experienced extensive distress and dislocation due to the global economic downturn and credit crisis. During this period of dislocation in the capital markets, our borrowing costs increased dramatically in our premium finance business and we were unable to access traditional sources of capital to finance the acquisition and sale of structured settlements. At certain points, we were unable to obtain any debt financing.

We expect that the net proceeds from this offering will be used to finance and grow our premium finance business. We intend to originate new premium finance loans without relying on debt financing. The proceeds from this offering will likely have less of an impact on our structured settlement business as that business is not expected to require significant additional capital to continue its growth.

Premium Finance Business

A premium finance transaction is a transaction in which a life insurance policyholder obtains a loan to pay insurance premiums for a fixed period of time, which allows a policyholder to maintain coverage without additional out-of-pocket costs. Our typical premium finance loan is approximately two years in duration and is collateralized by the underlying life insurance policy. The life insurance policies that serve as collateral for our premium finance loans are predominately universal life policies that have an average death benefit of approximately $4 million and insure persons over age 65.

We expect that, in the ordinary course of business, a large portion of our borrowers may default on their loans and relinquish beneficial ownership of their life insurance policy to us. Our loans are secured by the underlying life insurance policy and are usually non-recourse to the borrower. If the borrower defaults on the obligation to repay the loan, we generally have no recourse against any assets except for the life insurance policy that collateralizes the loan.

Dislocations in the capital markets have forced us to pay higher interest rates on borrowed capital since the beginning of 2008. Every credit facility we have entered into since December 2007 has required us to provide credit enhancement in the form of lender protection insurance for each loan originated under such credit facility. We have obtained lender protection insurance coverage from Lexington, a subsidiary of AIG. This coverage provides insurance on the value of the policy serving as collateral underlying the loan for the benefit of our lender should our borrower default. After a payment default by the borrower, Lexington takes beneficial ownership of the life insurance policy and we are paid a claim equal to the insured value of the policy. The cost of lender protection insurance generally has ranged from 8% to 11% per annum of the principal balance of the loans. While lender protection insurance provides us with liquidity, it prevents us from realizing the appreciation, if any, of the underlying policy when a borrower relinquishes ownership of the policy upon default. As of March 31, 2010, 92.4% of our outstanding premium finance loans have collateral whose value is insured and we currently are only originating new premium finance loans with lender protection insurance.

We have experienced two adverse consequences from our high financing costs: reduced profitability and decreased loan originations. While the use of lender protection insurance coverage allows us to access debt financing to support our premium finance business, the high costs also substantially reduce the earnings from our premium finance segment. Additionally, the funding guidelines required by our lender protection insurance provider have reduced the number of otherwise viable premium finance transactions that we could complete. During the three months ended March 31, 2010, these funding guidelines became even stricter and further reduced the number of loans we could originate. We believe that the net proceeds from this offering will allow us to increase the profitability and number of new premium finance loans by eliminating the high cost of debt financing and lender protection insurance and the limitations on loan originations that lender protection insurance imposes.

The following table shows our financing costs per annum for funding premium finance loans as a percentage of the principal balance of the loans originated during the following periods:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010

Lender protection insurance cost	—	8.5%	10.9%	10.4%	10.1%
Interest cost and other lender funding charges under credit facilities	14.5%	13.7%	18.2%	16.7%	20.4%

Total financing cost	14.5%	22.2%	29.1%	27.1%	30.5%

In response to the large increase in our financing costs, in 2008 we implemented a policy to charge origination fees on all premium finance loans and we increased the origination fees that we charged.

We charge a referring insurance agent an agency fee for services related to premium finance loans. Agency fees and origination fee income have helped us to mitigate the cost of lender protection insurance and our credit facilities. While origination fee income and interest are earned over the life of our premium finance loans, our agency fees are earned at the time of funding. This results in our premium finance business generating significant income during periods of high loan originations but experiencing lower income during periods when there are fewer loan originations.

Despite the use of lender protection insurance, we found it very difficult to secure financing for our premium finance lending business segment during 2008 and 2009. Traditional capital providers such as commercial banks, investment banks, conduit programs, hedge funds and private equity funds reduced their lending commitments and raised their lending rates. There were periods during 2008 and 2009 when our premium finance segment was unable to originate loans due to our inability to access capital. We were without credit and therefore unable to originate premium finance loans for a total of 9 weeks in 2008 and for a total of 33 weeks in 2009. As a result, we experienced a significant decline in premium finance loan originations from 499 loans originated in 2008 to 194 loans originated in 2009, a decrease of 61%. This also led to a significant reduction in agency fees from $48.0 million in 2008 to $26.1 million in 2009.

The amount of losses on loan payoffs and settlements, net, and the amount of gains on the forgiveness of debt that we have recorded since inception within our premium finance business segment have been impacted as a result of financial difficulties experienced by one of our lenders, Acorn Capital Group (“Acorn”). Beginning in July, 2008, Acorn stopped funding under its credit facility with us without any advance notice. Therefore, we did not have access to funds necessary to pay the ongoing premiums on the policies serving as collateral for our borrower’s loans that were financed under the Acorn facility. The result was that a total of

81 policies financed under the Acorn facility lapsed due to non-payment of premiums through March 31, 2010.

In May 2009, we entered a settlement agreement with Acorn whereby all obligations under the credit agreement were terminated. Acorn subsequently assigned its rights under the settlement agreement to Asset Based Resource Group, LLC (“ABRG”). As part of the settlement agreement, we continue to service the original loans and ABRG determines whether or not it will continue to fund the loans. If ABRG chooses not to continue funding a loan, we have the option to fund the loan or try to sell the loan or related policy to another party. We elect to fund the loan only if we believe there is economic value in the policy serving as collateral for the loan. Regardless of whether we fund the loan or sell the loan or related policy to another party, our debt under the Acorn facility is forgiven and we record a gain on the forgiveness of debt. If we fund the loan, it remains as an asset on our balance sheet, otherwise it is written off and we record the amount written off as a loss on loan payoffs and settlements, net.

On the notes that were cancelled under the Acorn facility, we had debt forgiven totaling $1.8 million and $16.4 million for the three months ended March 31, 2010 and for the year ended December 31, 2009, respectively. We recorded these amounts as gain on forgiveness of debt. Partially offsetting these gains, we had loan losses totaling $1.7 million, $10.2 million and $1.9 million during the three months ended March 31, 2010 and the years ended December 31, 2009 and 2008, respectively. We recorded these amounts as loss on loan payoffs and settlements, net. As of March 31, 2010, only 38 loans out of 119 loans originally financed in the Acorn facility remained outstanding.

The following table highlights the impact of the Acorn settlement on our financial statements during the periods indicated below (dollars in thousands):

	Acorn Capital Facility
				Three Months
	Year Ended December 31,			Ended March 31,
	2007	2008	2009	2009	2010	Total

Number of policies lapsed	—	11	64	23	6	81
Gain on forgiveness of debt	$—	$—	$16,410	$8,591	$1,765	$18,175
Loss on loan payoffs and settlements, net	—	(1,868)	(10,182)	(6,259)	(1,700)	(13,750)

Impact on net income	$—	$(1,868)	$6,228	$2,332	$65	$4,425

Structured Settlements

Structured settlements refer to a contract between a plaintiff and defendant whereby the plaintiff agrees to settle a lawsuit (usually a personal injury, product liability or medical malpractice claim) in exchange for periodic payments over time. Recipients of structured settlements are permitted to sell their deferred payment streams pursuant to state statutes that require certain disclosures, notice to the obligors and state court approval. Through such sales, we purchase a certain number of fixed, scheduled future settlement payments on a discounted basis in exchange for a single lump sum payment, thereby serving the liquidity needs of structured settlement holders. During three months ended March 31, 2009 and 2010, this purchase discount produced a yield that averaged 14.2% and 17.0%, respectively. We generally sell our structured settlement assets to institutional investors for cash and recognize a gain on the sale.

Structured settlements are an attractive asset class for institutional investors for several reasons. The majority of the insurance companies that issue the structured settlements we purchase carry high financial strength ratings of “A−” or better from Moody’s Investors Services and/or Standard & Poor’s. The periodic payments that make up structured settlements can extend for 20 years or more. This long average life coupled with no risk of prepayment and little credit risk result in a relatively liquid financial asset that can be sold directly to institutional investors such as insurance companies and pension funds.

We believe that we have various funding alternatives for the purchase of structured settlements. In addition to available cash, we entered into a committed forward sale arrangement in February 2010 with Slate, a subsidiary of AIG, under which we are obligated to sell, and Slate is obligated to purchase, up to $250 million of structured settlements each year at pre-determined prices based on pre-determined asset criteria. Our first closing under the forward sale arrangement with Slate occurred in April 2010. This agreement terminates in May, 2013 unless otherwise terminated earlier pursuant to the terms of the agreement. We also have other parties to whom we have sold settlement assets in the past, and to whom we believe we can sell assets in the future. In the future, we will continue to evaluate alternative financing arrangements, which could include securing a warehouse line of credit that would allow us to aggregate structured settlements.

During the capital markets dislocation in 2008 and 2009, in order to sell portfolios of structured settlements to strategic buyers, we were required to offer discount rates as high as approximately 12.0%. During 2010, the discount rate for our sale of structured settlements has decreased. Although we did not sell any structured settlements during the first quarter of 2010, our forward sale agreement with Slate allows us to sell guaranteed (non life-contingent) structured settlements at a discount rate of 8%. During the three months ended June 30, 2010, our weighted average sale discount rate for sales made pursuant to the forward sale agreement with Slate was 9.7%, which includes the sale of both guaranteed (non life-contingent) and life-contingent structured settlements. Life-contingent structured settlements are deferred payment streams that terminate upon the death of the structured settlement recipient. Guaranteed (non life-contingent) structured settlements terminate on a pre-determined date and do not cease upon the recipient’s death. Prior to our forward sale agreement with Slate, we did not purchase life-contingent structured settlements since we did not have an outlet through which to sell them.

During this period of dislocation, we continued to invest in our structured settlements business. We did this with the expectation that expenses would continue to exceed revenue while we made investments in building the business and increasing our capacity to originate new transactions. We originated 396 transactions during 2009 as compared to 276 transactions in 2008, an increase of 43%. We incurred total expenses of $9.5 million during 2009 compared to $9.8 million in 2008. We believe that as a result of our investments, we currently have a structured settlements business model in place that has scalability and we expect that only minor incremental capital costs will need to be incurred as our structured settlement business continues to grow. Accordingly, the historical operating losses in our structured settlement segment reflect our investment in the start up costs and the initial growth of our structured settlement operations.

Our Outlook

Reduced or Eliminated Financing Costs

We intend to use the proceeds from this offering to fund new premium finance business, thereby over time reducing or eliminating our debt financing and lender protection insurance costs. We expect that the elimination of the use of lender protection insurance will result in our owning more life insurance policies as premium finance loans default.

Corporate Conversion

Immediately prior to this offering, we will convert from a Florida limited liability company to a Florida corporation. As a limited liability company, we were treated as a partnership for United States federal and state income tax purposes and, as such, we were not subject to taxation. For all periods subsequent to such conversion, we will be subject to corporate-level United States federal and state income taxes. See “Corporate Conversion.”

Public Company Expenses

Upon consummation of our initial public offering, we will become a public company. As a result, we will need to comply with laws, regulations and requirements with which we did not need to comply as a private company, including certain provisions of the Sarbanes-Oxley Act of 2002, related SEC regulations, and the requirements of the New York Stock Exchange. Compliance with the requirements of being a public company will require us to increase our general and administrative expenses in order to pay our employees, legal counsel, accountants, and other advisors to assist us in, among other things, external reporting, instituting and maintaining internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, and preparing and distributing periodic public reports in compliance with our obligations under the federal securities laws. In addition, being a public company will make it more expensive for us to obtain director and officer liability insurance.

Stock-Based and Other Executive Compensation

We have established a stock option plan for our current and future employees. We have reserved an aggregate of [          ] shares of common stock for issuance under our equity incentive plan, of which [          ] shares are expected to be granted in the form of stock options to our existing executive officers and other employees immediately following the pricing of this offering at an exercise price equal to the initial public offering price. In addition, prior to the completion of this offering, we expect to issue warrants that will be exercisable for up [          ] shares of our common stock subject to performance and time vesting conditions.

We expect to incur non-cash, stock-based compensation expenses in future periods for the issuance of the warrants in amounts that will depend on our future performance. Additionally, we expect to incur non-cash, stock-based compensation expenses for the grant of options in connection with this offering of approximately $[     ] per year over the [          ] year term of the options. See “Description of Capital Stock.”

Principal Revenue and Expense Items

Components of Revenue

Agency Fee Income

In connection with our premium finance business, we earn agency fees that are paid by the referring life insurance agents. These fees are typically charged and collected within 45 days after the loan is funded and are earned at the time the loan is funded. Agency fees as a percentage of the principal balance of loans originated during the periods below are as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010

Agency fees as a percentage of the principal balance of the loans originated	55.1%	49.2%	50.6%	54.8%	50.0%

Interest Income

We receive interest income that accrues over the life of the premium finance loan and is due upon the date of maturity or upon repayment of the loan. Substantially all of the interest rates we charge on our premium finance loans are floating rates that are calculated at the one-month LIBOR rate plus an applicable margin ranging between 700 to 1200 basis points. In addition, our premium finance loans have a floor interest rate ranging between 9.0% and 11.5% and are capped at 16.0% per annum. For loans with floating rates, each month the interest rate is recalculated to equal one-month LIBOR plus the applicable margin, and then, if necessary, adjusted so as to remain at or above the stated floor rate and at or below the capped rate of 16.0% per annum.

The weighted average per annum interest rate for premium finance loans outstanding as of the dates below is as follows:

	December 31,			March 31,
	2007	2008	2009	2009	2010

Weighted average per annum interest rate	10.2%	10.4%	10.9%	10.6%	11.1%

Interest income also includes interest earned on structured settlement receivables. Until we sell our structured settlement receivables, the structured settlements are held on our balance sheet. Purchase discounts are accreted into interest income using the effective-interest method.

Origination Fee Income

We charge our borrowers an origination fee as part of the premium finance loan origination process. It is a one-time fee that is added to the loan amount and is due upon the date of maturity or upon repayment of the loan. Origination fees are recognized on an effective-interest method over the term of the loan.

Origination fees as a percentage of the principal balance of loans originated during the periods below are as follows:

	Year Ended			Three Months Ended
	December 31,			March 31,
	2007	2008	2009	2009	2010

Origination fees as a percentage of the principal balance of the loans	20.2%	39.9%	44.7%	47.3%	41.1%
Origination fees per annum as a percentage of the principal balance of the loans	5.2%	15.4%	19.2%	16.8%	19.5%

Gain on Sale of Structured Settlements

We purchase a certain number of fixed, scheduled future settlement payments on a discounted basis in exchange for a single lump sum payment. We negotiate a purchase price that is calculated as the present value of the future payments to be purchased, discounted at a rate equal to our required investment yield. From time to time, we sell portfolios of structured settlements to institutional investors. Additionally, under our forward sale arrangement with Slate, we are obligated to sell, and Slate is obligated to purchase, up to $250 million of structured settlements each year at pre-determined prices based on pre-determined asset criteria. The sale price is calculated as the present value of the future payments to be sold, discounted at a negotiated yield. We record any amounts of sale proceeds in excess of our carrying value as a gain on sale. Under the Slate facility, we can contemporaneously originate and sell a structured settlement to Slate.

Gain on the Forgiveness of Debt

We entered into a settlement agreement with Acorn, as described previously, whereby our borrowings under the Acorn credit facility were cancelled, resulting in a gain on forgiveness of debt. A gain on forgiveness of debt is recorded at the time at which we are legally released from our borrowing obligations.

Components of Expenses

Interest Expense

Interest expense is interest accrued monthly on credit facility borrowings that are used to fund premium finance loans and promissory notes that were used to fund operations and corporate expenses. Interest is generally compounded monthly and payable as the collateralized loans mature.

Our weighted average interest rate for our credit facilities and promissory notes outstanding as of the dates indicated below is as follows:

	December 31,			March 31,
	2007	2008	2009	2009	2010

Weighted average interest rate under credit facilities	14.5%	13.9%	15.6%	14.6%	15.6%
Weighted average interest rate under promissory notes	16.2%	15.9%	16.5%	16.1%	16.5%
Total weighted average interest rate	15.5%	14.2%	15.7%	14.9%	15.7%

Provision for Losses on Loans Receivable

We specifically evaluate all loans for impairment, on a monthly basis, based on the fair value of the underlying policies as collectability is primarily collateral dependent. For loans without lender protection insurance, the fair value of the policy is determined using our valuation model, which is a Level 3 fair value measurement. For loans with lender protection insurance, the fair value of the policy is based on the amount of the lender protection insurance coverage. The lender protection insurance provider limits the amount of coverage to an amount equal to or less than its determination of the underlying policy’s economic value, which may be equal to or less than the carrying value of the loan receivable. For all loans, the amount of loan impairment, if any, is calculated as the difference in the fair value the life insurance policy and the carrying value of the loan receivable. Loan impairments are charged to the provision for losses on loans receivable in our consolidated and combined statement of operations.

In some instances, we make a loan to an insured whereby we immediately record a loan impairment valuation adjustment against the principal of the loan. We only make such loans when the economics of the transaction are favorable, after considering all components of the transaction including agency fees.

For loans that matured during the three months ended March 31, 2010 and during the year ended December 31, 2009, 94% and 85%, respectively, of such loans were not repaid at maturity. In such events of default, the borrower typically relinquishes beneficial ownership of the policy to us in exchange for our release of the debt (or we enforce our security interests in the beneficial interests in the trust that owns the policy). For loans that have lender protection insurance coverage, we make a claim against the lender protection insurance policy and the insurer takes beneficial ownership of the policy upon payment of our claim.

The following table shows the percentage of the total number of loans outstanding with lender protection insurance and the percentage of our total loans receivable balance covered by lender protection insurance as of the dates indicated below:

	December 31,			March 31,
	2007	2008	2009	2009	2010

Percentage of total number of loans outstanding with lender protection insurance	—	74.0%	90.3%	81.7%	92.4%
Percentage of total loans receivable balance covered by lender protection insurance	—	78.6%	93.1%	84.1%	93.9%

We use a method to determine the loan impairment valuation adjustment which assumes a “worst case” scenario for the fair value of the collateral based on the insured coverage amount. We record impairment even though no loans are considered non-performing as no payments are due by the borrower. Loans with insured collateral represented over 90% of our loans as of December 31, 2009 and March 31, 2010. We believe that the amount of impairments recorded over the past 18 months is higher than normal due to the state of the credit markets which negatively affected the fair value of the collateral for the loans and created a situation where the insured value of the collateral is often its highest value. The higher amount of impairment experienced in the latter part of 2009 and 2010 in effect reflects the realization of less than the contractual amounts due under the terms of the loans receivable. We believe that as the market for life insurance policies improves, our realization rates for the contractual amounts of interest income and origination income should improve as well.

Loss on Loan Payoffs and Settlements, Net

When a premium finance loan matures, we record the difference between the carrying value of the loan receivable, net of loan impairment valuation, and the cash received, or the fair value of the life insurance policy that is obtained if there is a default and the policy is relinquished, as a gain or loss on loan payoffs and settlements, net. This account was significantly impacted by the Acorn settlement, as discussed above, whereby we recorded a loss on loan payoffs and settlements, net, of $1.7 million, $10.2 million and $1.9 million during the three months ended March 31, 2010 and the years ended December 31, 2009 and

2008, respectively, under the direct write-off method, as opposed to charging our provision for losses on loan receivables.

Amortization of Deferred Costs

Deferred costs include premium payments made by us to our lender protection insurance coverage providers. These expenses are deferred and recognized over the life of the note using the effective interest method. Deferred costs also include credit facility closing costs such as legal and professional fees associated with the establishment of our credit facilities, which deferred costs are recognized over the life of the debt. We expect our deferred costs to decline over time as our portfolio of loans with lender protection insurance matures.

Selling, General and Administrative Expenses

Selling, general, and administrative expenses include salaries and benefits, professional and consulting fees, marketing, depreciation and amortization, bad debt expense, and other related expenses to support our ongoing businesses.

Critical Accounting Policies

Critical Accountings Estimates

The preparation of the financial statements requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our judgments, estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions and conditions. We evaluate our judgments, estimates and assumptions on a regular basis and make changes accordingly. We believe that the judgments, estimates and assumptions involved in the accounting for the loan impairment valuation, allowance for doubtful accounts, and the valuation of investments in life settlements (life insurance policies) have the greatest potential impact on our financial statements and accordingly believe these to be our critical accounting estimates. Below we discuss the critical accounting policies associated with the estimates as well as selected other critical accounting policies. For further information on our critical accounting policies, see the discussion in Note 2 to our audited consolidated financial statements.

Premium Finance Loans Receivable

We report loans receivable acquired or originated by us at cost, adjusted for any deferred fees or costs in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 310-20, Receivables — Nonrefundable Fees and Other Costs, discounts, and loan impairment valuation. All loans are collateralized by life insurance policies. Interest income is accrued on the unpaid principal balance on a monthly basis based on the applicable rate of interest on the loans.

In accordance with ASC 310, Receivables, we specifically evaluate all loans for impairment based on the fair value of the underlying policies as collectability is primarily collateral dependent. The loans are considered to be collateral dependent as the repayment of the loans is expected to be provided by the underlying insurance policies. In the event of default, the borrower typically relinquishes beneficial ownership of the policy to us in exchange for our release of the debt (or we enforce our security interests in the beneficial interests in the trust that owns the policy). For loans that have lender protection insurance coverage, we make a claim against the lender protection insurance policy and the insurer takes beneficial ownership of the policy upon payment of our claim. For loans without lender protection insurance, we have the option of selling the policy or maintaining it on our balance sheet for investment.

We evaluate the loan impairment valuation on a monthly basis based on our periodic review of the estimated value of the underlying collateral. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The loan impairment valuation is established as losses on loans are estimated and the provision is charged to earnings. Once established, the loan impairment valuation cannot be reversed to earnings.

In order to originate premium finance transactions during the recent dislocation in the capital markets, we procured lender protection insurance coverage. This lender protection insurance coverage mitigates our exposure to losses which may be caused by declines in the fair value of the underlying policies. At the end of each reporting period, for loans that have lender protection insurance coverage, a loan impairment valuation is established if the carrying value of the loan receivable, origination fees, and interest receivable exceeds the amount of coverage.

Ownership of Life Insurance Policies

In the ordinary course of business, a large portion of our borrowers may default by not paying off the loan and relinquish beneficial ownership of the life insurance policy to us in exchange for our release of the obligation to pay amounts due. When this occurs, we record the difference between the carrying value of the loan receivable, net of loan impairment valuation, and the fair value of the life insurance policy that is obtained, as a gain or loss on loan payoffs and settlements, net.

We account for life insurance policies we acquire upon relinquishment by our borrowers as investments in life settlements (life insurance policies) in accordance with ASC 325-30, Investments in Insurance Contracts, which requires us to use either the investment method or the fair value method. The election is made on an instrument-by-instrument basis and is irrevocable. Thus far, we have elected to account for these life insurance policies as investments using the fair value method.

At the time we acquire the underlying life insurance policy, the fair value of the life insurance policy is re-calculated based on the current life expectancy of the policyholder. The fair value is determined on a discounted cash flow basis that incorporates current life expectancy assumptions. The discount rate incorporates current information about market interest rates, the credit exposure to the insurance company that issued the life insurance policy and our estimate of the risk premium an investor in the policy would require. The discount rate at March 31, 2010 was 15% and the fair value of our investment in life insurance policies was $2.4 million. Following this offering, we expect that our investment in life settlements (life insurance policies) will increase over time as we begin to make loans without lender protection insurance, as a result of which we expect to retain a number of the policies relinquished to us by our borrowers upon default under those loans. Since the term of our premium finance loans is typically 26 months, it will be at least 26 months from the closing of this offering before we are likely to retain any appreciable number of life settlements (life insurance policies).

Valuation of Insurance Policies

Our valuation of insurance policies is a critical component of our estimate for the loan impairment valuation and the fair value of our investments in life settlements (life insurance policies). We currently use a probabilistic method of valuing life insurance policies, which we believe to be the preferred valuation method in the industry. The most significant assumptions which we estimate are the life expectancy of the insured and the discount rate.

In determining the life expectancy estimate, we use medical reviews from four different medical underwriters. The health of the insured is summarized by the medical underwriters into a life assessment which is based on the review of historical and current medical records. The medical underwriting assesses the characteristics and health risks of the insured in order to quantify the health into a mortality rating that represents their life expectancy.

The probability of mortality for an insured is then calculated by applying the life expectancy estimate to a mortality table. The mortality table is created based on the rates of death among groups categorized by gender, age, and smoking status. By measuring how many deaths occur before the start of each year, the table allows for a calculation of the probability of death in a given year for each category of insured people. The probability of mortality for an insured is found by applying their mortality rating from the life expectancy assessment to the probability found in the actuarial table for the insured’s age, sex and smoking status.

The resulting mortality factor represents an indication as to the degree to which the given life can be considered more or less impaired than a standard life having similar characteristics (i.e. gender, age, gender, smoking, etc.). For example, a standard insured (the average life for the given mortality table) would carry a mortality rating of 100%. A similar but impaired life bearing a mortality rating of 200% would be considered to have twice the chance of dying earlier than the standard life.

The mortality rating is used to create a range of possible outcomes for the given life and assign a probability that each of the possible outcomes might occur. This probability represents a mathematical curve known as a mortality curve. This curve is then used to generate a series of expected cash flows over the remaining expected lifespan of the insured and the corresponding policy. An internal rate of return calculation is then used to determine the price of the policy. If the insured dies earlier than expected, the return will be higher than if the insured dies when expected or later than expected.

The calculation allows for the possibility that if the insured dies earlier than expected, the premiums needed to keep the policy in force will not have to be paid. Conversely, the calculation also considers the possibility that if the insured lives longer than expected, more premium payments will be necessary. Based on these considerations, each possible outcome is assigned a probability and the range of possible outcomes is then used to create a price for the policy.

At the end of each reporting period we re-value the life insurance policies using our valuation model in order to update our loan impairment valuation for loans receivable and our estimate of fair value for investments in policies held on our balance sheet. This includes reviewing our assumptions for discount rates and life expectancies as well as incorporating current information for premium payments and the passage of time.

Fair Value Measurement Guidance

We follow ASC 820, Fair Value Measurements and Disclosures, which defines fair value as an exit price representing the amount that would be received if an asset were sold or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions the guidance establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. Level 1 relates to quoted prices in active markets for identical assets or liabilities. Level 2 relates to observable inputs other than quoted prices included in Level 1. Level 3 relates to unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Our investments in life insurance policies are considered Level 3 assets as there is currently no active market where we are able to observe quoted prices for identical assets and our valuation model incorporates significant inputs that are not observable.

Revenue Recognition

Our primary sources of revenue are in the form of origination fee income, interest income, agency fees and gains on sales of structured settlements. Our revenue recognition policies for these sources of revenue are as follows:

•	Agency Fees — Agency fees are recognized at the time a premium finance loan is funded.

•	Interest Income — Interest income on premium finance loans is recognized when earned. Discounts on structured settlement receivables are accreted over life of the settlement using the effective interest method.

•	Origination Fee Income — Origination fees accrue monthly and are payable in full at the maturity of the loan. In accordance with the provisions of ASC 310-20, Receivables — Nonrefundable Fees and

Other Costs, deferred income related to origination fees is reduced by the deferred costs that are directly related to the creation of a loan receivable. The accreted balance of originations fees are included in loans receivable on our consolidated balance sheet.

•	Gains on Sales of Structured Settlements — Gains on sales of structured settlements are recorded when the structured settlements have been transferred to a third party and we no longer have continuing involvement, in accordance with ASC 860, Transfers and Servicing.

Income Taxes

We account for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Prior to the closing of this offering, we will convert from a Florida limited liability company to a Florida corporation. See also “Corporate Conversion.” Under ASC 740, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax-planning strategies varies adjustments to the carrying value of the deferred tax assets and liabilities may be required. Valuation allowances are based on the “more likely than not” criteria of ASC 740.

The accounting for uncertain tax positions guidance under ASC 740 requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. We recognize interest and penalties (if any) on uncertain tax positions as a component of income tax expense.

Stock-Based Compensation

Upon completion of this offering, we will adopt ASC 718, Compensation — Stock Compensation (“ASC 718”). ASC 718 addresses accounting for share-based awards, including stock options, with compensation expense measured using fair value and recorded over the requisite service or performance period of the award. The fair value of equity instruments to be issued upon or after the closing of this offering will be determined based on a valuation using an option pricing model which takes into account various assumptions that are subjective. Key assumptions used in the valuation will include the expected term of the equity award taking into account both the contractual term of the award, the effects of expected exercise and post-vesting termination behavior, expected volatility, expected dividends and the risk-free interest rate for the expected term of the award.

Recent Accounting Pronouncements

In June 2009, the FASB issued new guidance impacting ASC 810, Consolidation. The changes relate to the guidance governing the determination of whether an enterprise is the primary beneficiary of a variable interest entity (“VIE”), and is, therefore, required to consolidate an entity. The new guidance requires a qualitative analysis rather than a quantitative analysis. The qualitative analysis will include, among other things, consideration of who has the power to direct the activities of the entity that most significantly impact the entity’s economic performance and who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. This guidance also requires continuous reassessments of whether an enterprise is the primary beneficiary of a VIE. The guidance also requires enhanced disclosures about an enterprise’s involvement with a VIE. The guidance is effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009. The adoption of this guidance did not have a material impact on our financial position, results of operations or cash flows.

In June 2009, the FASB issued new guidance impacting ASC 860, Transfers and Serving. The new guidance requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. It also enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity’s continuing involvement in transferred financial assets. The guidance is effective for fiscal years beginning after November 15, 2009. The adoption of this guidance did not to have a material impact on our financial position, results of operations or cash flows.

Results of Operations

The following is our analysis of the results of operations for the periods indicated below. This analysis should be read in conjunction with our financial statements, including the related notes to the financial statements. Our results of operations are discussed below in two parts: (i) our consolidated results of operations and (ii) our results of operations by segment.

Consolidated Results Of Operations (in thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)

Income
Agency fee income	$24,515	$48,004	$26,114	$10,634	$5,279
Interest income	4,888	11,914	21,483	4,978	5,583
Origination fee income	526	9,399	29,853	5,694	7,299
Gain on sale of structured settlements	—	443	2,684	39	—
Gain on forgiveness of debt	—	—	16,410	8,591	1,765
Change in fair value of investments in life settlements (life insurance policies)	—	—	—	—	(203)
Other income	2	47	71	16	23

Total income	29,931	69,807	96,615	29,952	19,746
Expenses
Interest expense	1,343	12,752	33,755	7,092	8,969
Provision for losses on loans receivable	2,332	10,768	9,830	2,793	3,367
Loss (gain) on loan payoffs and settlements, net	(225)	2,738	12,058	8,130	1,378
Amortization of deferred costs	126	7,569	18,339	3,573	5,847
Selling, general and administrative expenses	24,335	41,566	31,269	8,527	7,672

Total expenses	27,911	75,393	105,251	30,115	27,233

Net income (loss)	$2,020	$(5,586)	$(8,636)	$(163)	$(7,487)

Premium Finance Segment Results (in thousands)

				Three Months Ended
	Year Ended December 31,			March 31,
	2007	2008	2009	2009	2010
				(Unaudited)

Income	$29,921	$68,743	$92,648	$29,736	$19,583
Expenses	18,092	52,733	82,435	24,602	21,003

Segment operating income (loss)	$11,829	$16,010	$10,213	$5,134	$(1,420)

Structured Settlement Segment Results (in thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)

Income	$10	$1,064	$3,967	$217	$164
Expenses	2,722	9,770	9,475	2,119	2,628

Segment operating loss	$(2,712)	$(8,706)	$(5,508)	$(1,902)	$(2,464)

Reconciliation of Segment Results to Consolidated Results (in thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)

Segment operating (loss) income	$9,117	$7,304	$4,705	$3,232	$(3,884)
Unallocated expenses:
SG&A expenses	6,531	10,052	8,052	2,296	2,401
Interest expense	566	2,838	5,289	1,099	1,202

Net income (loss)	$2,020	$(5,586)	$(8,636)	$(163)	$(7,487)

Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009

Net loss for the three months ended March 31, 2010 was $7.5 million compared to $163,000 for the same period in 2009. $6.6 million of this $7.3 million change occurred in our premium finance segment and the remainder in structured settlements and corporate expenses. The change in the premium finance segment was primarily caused by decreased agency fee income and increased interest expense and financing costs. The decrease in income is directly related to a reduction in the number of otherwise viable premium finance transactions that we could complete as we funded only 52 loans during the three months ended March 31, 2010, a 28% decrease compared to the 72 loans funded during the same period of 2009. This reduction in the number of loans originated was caused by increased financing costs and stricter funding guidelines required by our lender protection insurance provider. As agency fee income is earned solely as a function of originating loans, we experienced a decrease in agency fee income of $5.3 million, or 50%. Our net losses were partially offset by an increase in origination fee income to $7.3 million for the three months ended March 31, 2010 compared to $5.7 million for the same period in 2009, an increase of $1.6 million, or 28%, and an increase in interest income to $5.6 million for the three months ended March 31, 2010 compared to $5.0 million for the same period in 2009, an increase of $605,000, or 12%. As the aggregate principal amount of our outstanding loans increases, our origination fee income and interest income increase because each accrete to income over time.

In our premium finance business, our interest rates increased on notes payable such that the weighted average interest rate for credit facilities was 15.6% per annum as of March 31, 2010 as compared to 14.6% per annum as of March 31, 2009. Interest expense was $9.0 million for the three months ended March 31, 2010 compared to $7.1 million for the same period in 2009, an increase of $1.9 million, or 26%. Interest expense increased due to higher effective interest rates and an increased notes payable balance.

Amortization of deferred costs increased to $5.8 million during the three months ended March 31, 2010 compared to $3.6 million for the same period in 2009, an increase of $2.2 million, or 64%. The increase in amortization of deferred costs was due to significant costs incurred in obtaining lender protection insurance coverage for loans originated in prior periods. Lender protection insurance related costs accounted for $5.1 million and $3.0 million of total amortization of deferred costs during the three months ended March 31, 2010 and 2009, respectively.

Gain on forgiveness of debt decreased to $1.8 million during the three months ended March 31, 2010 compared to $8.6 million for the same period in 2009, a decrease of $6.8 million, or 79%. The reduced gain on forgiveness of debt was offset by the reduced loss on loan settlement and payoffs, net, as a result of our writing off of fewer loans that were originated under the Acorn facility.

In our structured settlements segment, we incurred an increased loss due to an eight week delay in the closing of our forward sale facility with Slate. During this delay, we continued to aggregate structured settlements on our balance sheet, but had no sales to third parties.

2009 Compared to 2008

Net loss for 2009 was $8.6 million compared to $5.6 million in 2008. We were without funding and, therefore, unable to originate premium finance loans for a total of 33 weeks in 2009 compared to a total of 9 weeks in 2008. As a result, we experienced a significant decline in premium finance loan originations from 499 loans originated in 2008 to 194 loans originated in 2009, a decrease of 61%. As agency fee income is earned solely as a function of originating loans, we also experienced a decrease in agency fee income to $26.1 million in 2009 from $48.0 million in 2008, a decrease of $21.9 million, or 46%.

The reduction in agency fees was largely offset by an increase in origination fee income to $29.9 million in 2009 compared to $9.4 million in 2008, an increase of $20.5 million, or 218%, primarily due to the increase in the aggregate principal amount of the loans receivable and an increase in origination fees charged. Additionally, our selling, general and administrative expenses decreased to $31.3 million in 2009 compared to $41.6 million in 2008, a decrease of $10.3 million, or 25%. Given the difficult economic environment, we made staff reductions which resulted in a $2.4 million decrease in payroll expenses. We also reduced our television and radio expenditures in our structured settlement segment which led to an $835,000 decrease in marketing expenses. Additionally, we incurred $2.6 million less in professional fees.

Interest income was $21.5 million in 2009 compared to $11.9 million in 2008, an increase of $9.6 million, or 81%, primarily due to the increase in the aggregate principal amount of the loans receivable and the compounding of interest on the loan receivable balance that continues to grow until the loan matures.

Interest expense was $33.8 million in 2009 compared to $12.8 million in 2008, an increase of $21.0 million, or 165%, primarily due to higher note payable balances as well as higher interest rates. Amortization of deferred costs was $18.3 million in 2009 compared to $7.6 million in 2008, an increase of $10.7 million, or 141%. Lender protection insurance related costs accounted for $16.1 million and $6.2 million of total amortization of deferred costs during 2009 and 2008, respectively.

During 2009, we continued to invest in our structured settlements business. We did this with the expectation that expenses would continue to exceed revenue while we made investments in building the business and increasing our capacity to purchase new transactions. We originated 396 transactions with an undiscounted face value of $28.9 million during 2009 as compared to 276 transactions with an undiscounted face value of $18.3 million in 2008, an increase in the number of transactions of 43% and an increase in the undiscounted face value of 58%. We incurred selling, general and administrative expenses in our structured settlements segment of $9.5 million during 2009 compared to $9.8 million in 2008, a decrease of $295,000, or 3%. Gain on sale of structured settlements was $2.7 million in 2009 compared to $443,000 in 2008, an increase of $2.3 million, or 506%. The increase in gain on sale was a result of more sales of structured settlements and a higher percentage of gain on the sales.

2008 Compared to 2007

Net loss for 2008 was $5.6 million compared to net income of $2.0 million in 2007. We experienced difficulty obtaining financing in 2008 due to the dislocations in the capital markets. In July, 2008, Acorn stopped funding under its credit facility with us. We were without funding and, therefore, unable to originate premium finance loans for a total of 9 weeks in 2008. In order to originate premium finance business during 2008, we commenced the lender protection insurance program resulting in increased financing costs. We also incurred increased overhead expenses in 2008 as we continued to invest in our businesses.

Agency fee income was $48.0 million in 2008 compared to $24.5 million in 2007, an increase of $23.5 million, or 96%. The increase in agency fee income is due to the 155% increase in the number of loans originated compared to 2007. Additionally, in order to offset our increased financing costs, we began charging origination fees on all premium finance loans. Origination fee income was $9.4 million in 2008 compared to $526,000 in 2007, an increase of $8.9 million, or 1,692%.

Interest expense was $12.8 million in 2008 compared to $1.3 million in 2007, an increase of $11.5 million, or 885%, primarily due to higher note payable balances. We had a notes payable balance of $183.5 million at December 31, 2008 compared to $35.6 million at December 31, 2007, an increase of $147.9 million, or 415%, as a result of increased borrowings to fund premium finance loans. Amortization of deferred costs was $7.6 million in 2008 compared to $126,000 in 2007, an increase of $7.5 million, or 5,952%. Lender protection insurance related costs accounted for $6.2 million and $0 of total amortization of deferred costs during 2008 and 2007, respectively.

Selling, general and administrative expenses increased from $24.3 million in 2007 to $41.6 million in 2008, an increase of $17.3 million, or 71%. The increase was primarily due to increasing the total number of our employees in 2008 from 16 to 98 as we continued to make investments in our business which exceeded our revenue growth. We also spent an additional $3.2 million on marketing to grow our structured settlement business and $3.2 million on professional fees primarily related to our effort to obtain credit facilities. Beginning in July 2007 and continuing through the year ended December 31, 2008, we began making significant investments in our structured settlements business and increased the number of full-time employees in this business unit from 3 to 20.

Segment Information

We operate our business through two reportable segments: premium finance and structured settlements. Our segment data discussed below may not be indicative of our future operations.

Premium Finance Business

Our results of operations for our premium finance segment for the periods indicated are as follows (in thousands):

	Year Ended
	December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)

Income
Agency fee income	$24,515	$48,004	$26,114	$10,634	$5,279
Interest income	4,880	11,340	20,271	4,817	5,434
Origination fee income	526	9,399	29,853	5,694	7,299
Gain on forgiveness of debt	—	—	16,410	8,591	1,765
Change in fair value of investments in life settlements (life insurance policies)	—	—	—	—	(202)
Other income	—	—	—	—	8

	29,921	68,743	92,648	29,736	19,583
Direct segment expenses
Interest expense	777	9,914	28,466	5,993	7,766
Provision for losses	2,332	10,768	9,830	2,793	3,367
Loss (gain) on loan payoff and settlements, net	(225)	2,738	12,058	8,130	1,379
Amortization of deferred costs	126	7,569	18,339	3,573	5,847
SG&A expense	15,082	21,744	13,742	4,113	2,644

	18,092	52,733	82,435	24,602	21,003

Segment operating income	$11,829	$16,010	$10,213	$5,134	$(1,420)

Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009

Income

Agency Fee Income.  Agency fee income was $5.3 million for the three months ended March 31, 2010 compared to $10.6 million for the same period in 2009, a decrease of $5.3 million, or 50%. Agency fee income is earned solely as a function of originating loans. We funded only 52 loans during the three months ended March 31, 2010, a 28% decrease compared to the 72 loans funded during the same period of 2009. This reduction in the number of loans originated was caused by increased financing costs and stricter funding guidelines required by our lender protection insurance provider.

Agency fees as a percentage of the principal balance of the loans originated during each period was as follows (dollars in thousands):

	Three Months Ended March 31,
	2009	2010

Principal balance of loans originated	$19,418	$10,561
Number of transactions originated	72	52
Agency fees	$10,634	$5,279
Agency fees as a percentage of the principal balance of loans originated	54.8%	50.0%

Interest Income.  Interest income was $5.4 million for the three months ended March 31, 2010 compared to $4.8 million for the same period in 2009, an increase of $618,000, or 13%. The increase in interest income is due to an increase in the aggregate principal amount of the loans receivable and the compounding of interest on the loan receivable balance that continues to grow until the loan matures. Loans receivable, net, was $191.3 million and $172.3 million as of March 31, 2010 and March 31, 2009, respectively. The weighted average per annum interest rate for premium finance loans outstanding as of March 31, 2010 and 2009 was 11.1% and 10.6%, respectively.

Origination Fee Income.  Origination fee income was $7.3 million for the three months ended March 31, 2010 compared to $5.7 million for the same period in 2009, an increase of $1.6 million, or 28%. The increase is attributable to an increase in the aggregate principal amount of the loans receivable. The origination fees as a percentage of the principal balance of the loans originated was 41.1% during the three months ended March 31, 2010 compared to 47.3% for the same period in 2009.

Gain on Forgiveness of Debt.  Gain on forgiveness of debt was $1.8 million for the three months ended March 31, 2010 compared to $8.6 million for the same period in 2009, a decrease of $6.8 million, or 79%. These gains arise out of the Acorn settlement as described previously and include $1.9 million related to loans written off in December 2008, but the corresponding gain on forgiveness of debt was not recognized until 2009 at the time the Acorn settlement was finalized. Only 38 loans out of 119 loans financed in this facility remained outstanding as of March 31, 2010. The gains were substantially offset by a loss on loan payoffs of the associated loans of $1.7 million and $8.6 million during the three months ended March 31, 2010, and 2009, respectively.

Expenses

Interest Expense.  Interest expense was $7.8 million for the three months ended March 31, 2010 compared to $6.0 million for the same period in 2009, an increase of $1.8 million, or 30%. Interest expense increased due to the increase in borrowings under credit facilities used to fund premium finance loans, which increased to $193.3 million as of March 31, 2010, as compared to $173.0 million as of March 31, 2009, an increase of $20.3 million, or 12%. The weighted average interest rate per annum under our credit facilities used to fund premium finance loans increased from 14.6% as of March 31, 2009 to 15.6% as of March 31, 2010.

Provision for Losses on Loans Receivable.  Provision for losses on loans receivable was $3.4 million for the three months ended March 31, 2010 compared to $2.8 million for the same period in 2009, an increase of

$574,000, or 21%. The increase in the provision during the three months ended March 31, 2010 as compared to the three months ended March 31, 2009 is due to higher additional loan impairments recorded on existing loans in order to adjust the carrying value of the loan receivable to the fair value of the underlying policy, offset by a decrease in loan impairment related to new loans originated, as there were fewer new loans originated during the three months ended March 31, 2010 as compared to the same period in 2009. The loan impairment valuation was 6.4% and 6.2% of the carrying value of the loan receivables as of March 31, 2010 and 2009, respectively.

Amortization of Deferred Costs.  Amortization of deferred costs was $5.8 million for the three months ended March 31, 2010 compared to $3.6 million for the same period in 2009, an increase of $2.2 million, or 64%. The increase is due to an increase in the balance of the costs that are being amortized, particularly costs related to obtaining lender protection insurance coverage which comprises the majority of this balance. Lender protection insurance related costs accounted for $5.1 million and $3.0 million of total amortization of deferred costs during the three months ended March 31, 2010 and 2009, respectively. Additionally, as these costs are amortized using the effective interest method over the term of the loan, the amortization of deferred costs is accelerating as the loans get closer to maturity.

Loss on Loan Payoffs and Settlements, Net.  Loss on loan payoffs and settlements, net, was $1.4 million for the three months ended March 31, 2010 compared to $8.1 million for the same period in 2009, a decrease of $6.7 million, or 83%. The decline in loss on loan payoffs is due to the reduction of loans written off in the first quarter of 2010 as a result of the Acorn settlement. In the first quarter of 2010, we wrote off only 6 loans compared to 23 loans written off in the first quarter of 2009. Excluding the impact of the Acorn settlements, we had a gain on loan payoffs and settlements, net, of $321,000 and a loss on loan payoffs and settlements, net, of $1.8 million for the three months ended March 31, 2010, and 2009, respectively. The $1.8 million loss for the three months ended March 31, 2009 was primarily due to policies which we let lapse rather than continue to fund future premiums based on our assessment of the lack of economic value of the policies.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $2.6 million for the three months ended March 31, 2010 compared to $4.1 million for the same period in 2009, a decrease of $1.5 million, or 36%. Bad debt decreased by $374,000, legal fees decreased by $200,000, payroll decreased by $418,000, and other operating expenses decreased by $323,000.

Adjustments to our allowance for doubtful accounts for past due agency fees are charged to bad debt expense. Our determination of the allowance is based on an evaluation of the agency fee receivable, prior collection history, current economic conditions and other inherent risks. We review agency fees receivable aging on a regular basis to determine if any of the receivables are past due. We write off all uncollectible agency fee receivable balances against our allowance. The aging of our agency fees receivable as of the dates below is as follows (in thousands):

	Three Months Ended
	March 31,
	2009	2010

30 days or less from loan funding	$996	$388
31 — 60 days from loan funding	730	—
61 — 90 days from loan funding	741	—
91 — 120 days from loan funding	517	168
Over 120 days from loan funding	845	27

Total	$3,829	$583
Allowance for doubtful accounts	(1,187)	(176)

Agency fees receivable, net	$2,642	$407

2009 Compared to 2008

Income

Agency Fee Income.  Agency fee income was $26.1 million in 2009 compared to $48.0 in 2008, a decrease of $21.9 million, or 46%. Agency fee income is earned solely as a function of originating loans. Due to the increases in our financing costs and our inability to access financing during periods in 2009, we experienced a significant decline in premium finance loan originations from 499 loans originated in 2008 to 194 loans originated in 2009, a decrease of 61%.

Agency fees as a percentage of the principal balance of the loans originated during each period was as follows (dollars in thousands):

	Year Ended December 31,
	2008	2009

Principal balance of loans originated	$97,559	$51,573
Number of transactions originated	499	194
Agency fees	$48,004	$26,114
Agency fees as a percentage of the principal balance of loans originated	49.2%	50.6%

Interest Income.  Interest income was $20.3 million in 2009 compared to $11.3 million in 2008, an increase of $9.0 million, or 79%. The increase in interest is due to an increase in the aggregate principal amount of the loans receivable and the compounding of interest on the loan receivable balance that continues to grow until the loan matures. Loans receivable, net, net was $189.l million in 2009 compared to $148.7 million in 2008. The weighted average per annum interest rate for premium finance loans outstanding as of December 31, 2009 and 2008 was 10.9% and 10.4%, respectively.

Origination Fee Income.  Origination fee income was $29.9 million in 2009 compared to $9.4 million in 2008, an increase of $20.5 million, or 218%. The increase is attributable to an increase in the aggregate principal amount of the loans receivable and an increase in the origination fee charged. Origination fees as a percentage of the principal balance of the loans originated was 44.7% during 2009 compared to 39.9% in 2008.

Gain on Forgiveness of Debt.  Gain on forgiveness of debt was $16.4 million in 2009 compared to $0 in 2008. The gain on forgiveness of debt is attributable to the Acorn settlement. We wrote off 81 loans in 2009 when Acorn stopped funding premiums and the underlying life insurance policies lapsed. This resulted in an offsetting loss on loan payoffs and settlements, net, of $10.2 million during 2009. In turn, we were released from the corresponding loans payable to Acorn and we recorded a gain on the forgiveness of debt of $16.4 million, which included $1.9 million related to loans written off in December 2008, but the corresponding gain on forgiveness of debt was not recognized until 2009 at the time the Acorn settlement was finalized.

Expenses

Interest Expense.  Interest expense was $28.5 million in 2009 compared to $9.9 million in 2008, an increase of $18.6 million, or 187%. Interest expense increased due to the increase in borrowings under credit facilities used to fund premium finance loans during the period. Borrowings under credit facilities used to fund premium finance loans were $193.5 million and $154.6 million as of December 31, 2009 and 2008, respectively. The weighted average interest rate per annum under our credit facilities used to fund premium finance loans increased from 13.9% as of December 31, 2008 to 15.6% as of December 31, 2009.

Provision for Losses on Loans Receivable.  Provision for losses on loans receivable was $9.8 million in 2009 compared to $10.8 million in 2008, a decrease of $1.0 million, or 9%. The decrease in the provision is due to lower loan impairments related to new loans as there were fewer new loans originated during the period, partially offset by higher additional loan impairments recorded on existing loans in order to adjust the carrying value of the loan receivable to the fair value of the underlying policy. The loan impairment valuation was 6.0% and 6.1% of the carrying value of the loan receivables, as of December 31, 2009 and 2008, respectively.

Amortization of Deferred Costs.  Amortization of deferred costs was $18.3 million in 2009 compared to $7.6 million in 2008, an increase of $10.7 million, or 141%. The increase is due to an increase in the balance of the costs that are being amortized, particularly costs related to obtaining lender protection insurance coverage, which comprise the majority of this balance. Lender protection insurance related costs accounted for $16.1 million and $6.2 million of total amortization of deferred costs during the year ended December 31, 2009 and 2008, respectively. Additionally, as these costs are amortized using the effective interest method over the term of the loan, the amortization of deferred costs is accelerating as the loans get closer to maturity.

Loss on Loan Payoffs and Settlements, Net.  Loss on loan payoffs and settlements, net, was $12.1 million in 2009 compared to $2.7 million in 2008, an increase of $9.4 million, or 349%. The increase in 2009 is largely due to the 64 loans written off as part of the settlement with Acorn, resulting in losses of $10.2 million during 2009, compared to 11 loans written off resulting in losses of $1.9 million during 2008. Excluding the impact of the Acorn settlement, loss on loan payoffs and settlements, net, was $1.8 million and $870,000 in 2009 and 2008, respectively. The increased loss during 2009 was primarily due to policies that we let lapse rather than continue to fund future premiums based on our assessment of the lack of economic value of these policies.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $13.7 million in 2009 compared to $21.7 million in 2008, a decrease of $8.0 million, or 37%. Given the decline in new originations resulting from our inability to access adequate capital, we made significant reductions in costs. We reduced payroll from $7.8 million in 2008 to $4.7 million in 2009, a decrease of $3.1 million, or 39%. Legal and professional fees were reduced from $4.0 million in 2008 to $3.0 million in 2009, a decrease of $1.0 million. Our bad debt expense was $1.3 million in 2009 compared to $1.0 million in 2008, an increase of $243,000, or 23%.

The aging of our agency fees receivable as of the dates below are as follows (in thousands):

	Year Ended December 31,
	2008	2009

30 days or less from loan funding	$6,946	$2,018
31 — 60 days from loan funding	1,338	—
61 — 90 days from loan funding	592	32
91 — 120 days from loan funding	251	214
Over 120 days from loan funding	513	21

Total	$9,640	$2,285
Allowance for doubtful accounts	(769)	(120)

Agency fees receivable, net	$8,871	$2,165

2008 Compared to 2007

Income

Agency Fee Income.  Agency fee income was $48.0 million in 2008 compared to $24.5 million in 2007, an increase of $23.5 million, or 96%. Agency fee income is earned solely as a function of originating loans. Accordingly, in 2008, the increase in agency fee income is due to the 155% increase in the number of loans originated compared to 2007.

Agency fees as a percentage of the principal balance of the loans originated during each period was as follows (dollars in thousands):

	Year Ended December 31,
	2007	2008

Principal balance of loans originated	$44,501	$97,559
Number of transactions originated	196	499
Agency fees	$24,515	$48,004
Agency fees as a percentage of the principal balance of loans originated	55.1%	49.2%

Interest Income.  Interest income was $11.3 million in 2008 compared to $4.9 million in 2007, an increase of $6.4 million, or 132%. The increase in interest is due to an increase in the aggregate principal amount of the loans receivable and the accretion of origination fee income on the loan receivable balance that continues to grow until the loan matures. Loans receivable, net, net was $148.7 million and $43.7 million as of December 31, 2008 and 2007, respectively. The weighted average per annum interest rate for premium finance loans outstanding as of December 31, 2008 and 2007 was 10.4% and 10.2%, respectively.

Origination Fee Income.  Origination fee income was $9.4 million in 2008 compared to $526,000 in 2007, an increase of $8.9 million, or 1687%. The increase is due to an increase in the aggregate principal amount of the loans receivable and an increase in the origination fee charged. We charged an origination fee on all of the 499 loans originated in 2008. The origination fee as a percentage of the principal balance of the loans originated was 39.9% in 2008 compared to 20.2% in 2007.

Expenses

Interest Expense.  Interest expense was $9.9 million in 2008 compared to $777,000 in 2007, an increase of $9.1 million, or 1176%. In 2008, we drew down $137.0 million under our credit facilities in order to originate 499 loans. We had borrowings under credit facilities used to fund premium finance loans of $159.1 million at December 31, 2008 compared to $15.8 million at December 31, 2007, an increase of $143.3 million, or 905%. The weighted average interest rate per annum under our credit facilities used to fund premium finance loans was 13.9% as of December 31, 2008 as compared to 14.5% as of December 31, 2007.

Provision for Losses on Loans Receivable.  Provision for losses on loans receivable was $10.8 million in 2008 compared to $2.3 million in 2007, an increase of $8.5 million, or 362%. The increase in the provision is due to the significant number of new loans originated during 2008, whereby we recorded loan impairments at the inception of the loan in order to adjust the carrying value of the loan receivable to the fair value of the underlying policy. The loan impairment valuation was 6.1% and 4.8% of the carrying value of the loan receivables as of December 31, 2008 and 2007, respectively.

Amortization of Deferred Costs.  Amortization of deferred costs was $7.6 million in 2008 compared to $126,000 in 2007, an increase of $7.5 million. The increase is due to an increase in the balance of the costs that are being amortized, particularly costs related to obtaining lender protection insurance coverage which comprise the majority of this balance. Lender protection insurance related costs accounted for $6.2 million and $0 of total amortization of deferred costs during 2008 and 2007, respectively.

Loss (Gain) on Loan Payoffs and Settlements, Net.  Loss on loan payoffs and settlements, net, was $2.7 million in 2008 compared to a gain of $225,000 in 2007. During 2008, we let 18 life insurance policies lapse rather than continue to fund future premiums based on our assessment of the lack of economic value in the policies. We recorded a loss of $1.2 million on the loans receivable related to these 18 policies. We also recorded a loss of $1.9 million in 2008 on 9 loans financed under the Acorn facility when the underlying policies lapsed.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $21.7 million in 2008 compared to $15.1 million in 2007, an increase of $6.6 million, or 44%. We increased payroll by $3.5 million in 2008 as we hired additional employees to grow our business. Legal and professional fees increased by $3.0 million as we completed work on various credit facilities, secured lender protection insurance coverage for our lenders and pursued legal action against Acorn, as described previously. Our bad debt expense was $1.0 million in 2008 compared to $288,000 in 2007, an increase of $758,000, or 263%.

The aging of our agency fees receivable as of the dates below are as follows (in thousands):

	Year Ended December 31,
	2007	2008

30 days or less from loan funding	$3,542	$6,946
31 — 60 days from loan funding	1,910	1,338
61 — 90 days from loan funding	248	592
91 — 120 days from loan funding	12	251
Over 120 days from loan funding	293	513

Total	$6,005	$9,640
Allowance for doubtful accounts	(287)	(769)

Agency fees receivable, net	$5,718	$8,871

Structured Settlements

Our results of operations for our structured settlement business segment for the periods indicated are as follows (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)

Income
Gain on sale of structured settlements	$—	$443	$2,684	$39	$—
Interest income	8	574	1,212	163	149
Other income	2	47	71	15	15

	10	1,064	3,967	217	164
Direct segment expenses
SG&A expenses	2,722	9,770	9,475	2,119	2,628

Segment operating loss	$(2,712)	$(8,706)	$(5,508)	$(1,902)	$(2,464)

Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009

Income

Interest Income.  Interest income was $149,000 for the three months ended March 31, 2010 compared to $163,000 for the same period in 2009, a decrease of $14,000, or 9%. The decrease is due to a lower average balance of structured settlements held on our balance sheet during the three months ended March 31, 2010.

Gain on sale of structured settlements.  We had no sales of structured settlements during the three months ended March, 31, 2010 due to the delay in closing the forward purchase agreement with Slate. During the three months ended March 31, 2009, we sold 11 structured settlements to an institutional investor for a gain of $39,000, a 10% gain as a percentage of the purchase price.

Expenses

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $2.6 million for the period ending March 31, 2010 compared to $2.1 million for the same period of 2009, an increase of $509,000, or 24%. This increase is due primarily to increased legal fees by $306,000 attributable to securing the Slate facility and an increase in originations during the period, which increased to 105 in the quarter ended March 31, 2010 from 79 during the same period in 2009. Additionally, payroll increased by $129,000 due to hiring additional employees.

2009 Compared to 2008

Income

Interest Income.  Interest income was $1.2 million in 2009 compared to $574,000 in 2008, an increase of $637,000, or 111%. The increase is due to a higher number of structured settlements purchased and a higher average balance of structured settlements held on our balance sheet. In 2009 we originated 396 transactions as compared to 276 transactions during the same period in 2008.

Gain on Sale of Structured Settlements.  Gain on sale of structured settlements was $2.7 million in 2009 compared to $443,000 in 2008, an increase of $2.3 million, or 506%. The gain on sale in 2009 represents a 21% gain as a percentage of the purchase price compared to a 7% gain as a percentage of the purchase price in 2008. The increase in gain on sale was due to more sales of structured settlements and a higher percentage of gain on the sales. During 2009 we sold 439 structured settlements as compared to 226 during 2008.

Expenses

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $9.5 million for the year ending December 31, 2009 compared to $9.8 million for the same period of 2008, a decrease of $295,000, or 3%. This decrease is primarily due to a decrease in television and radio marketing expenses of $835,000. This was partially offset by an increase in payroll of $108,000 and an increase in allocated corporate expenses due to growth in this segment, such as an increase in rent of $102,000, an increase in insurance costs of $143,000, and an increase in depreciation expense of $161,000.

2008 Compared to 2007

Income

Interest Income.  Interest income was $574,000 in 2008 compared to $8,000 in 2007, an increase of $566,000, or 709%. The increase is due to a higher number of structured settlements purchased. We originated 276 transactions in 2008 compared to 10 in 2007.

Gain on Sale of Structured Settlements.  Gain on sale of structured settlements was $443,000 in 2008, a 7% gain as a percentage of the purchase price, compared to $0 in 2007. In December 2008, we sold a portfolio of 226 structured settlements to an institutional investor. We sold no structured settlements in 2007.

Expenses

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $9.8 million in 2008 compared to $2.7 million in 2007, an increase of $7.1 million, or 260%. The increase is due primarily to an increase in marketing expense of $3.2 million, an increase in payroll of $2.4 million, and an increase of $1.5 million in other operating expenses due to growth in our structured settlements business.

Liquidity and Capital Resources

Historically, we have funded operations primarily from cash flows from operations and various forms of debt financing. Currently, we fund new premium finance loans through a credit facility with Cedar Lane Capital, LLC (“Cedar Lane”) and new structured settlements through a forward sale agreement with Slate.

We are required to procure lender protection insurance coverage as additional credit support for our premium finance loans funded under the Cedar Lane facility. We originated our first loan with proceeds from this credit facility in December 2009. As of March 31, 2010, we have borrowed $23.5 million with a weighted average interest rate payable of 15.6%. As of March 31, 2010, we believe we have approximately $40.0 million of additional borrowing capacity under this credit facility as Cedar Lane has obtained additional subscriptions from its investors. We plan to replace this source of capital with the proceeds from this offering to fund our premium finance loans. This will significantly reduce our cost of financing and help to generate higher returns for our shareholders.

We have a three year agreement with Slate to purchase up to $250 million of structured settlements per year. Included in this agreement are both guaranteed (non life-contingent) structured settlements and life-contingent structured settlements. During the three months ended June 30, 2010, our weighted average sale discount rate for sales made pursuant to the forward sale agreement with Slate was 9.7%, which includes the sale of both guaranteed and life-contingent structured settlements. We believe that the forward sale agreement with Slate provides adequate financing to support growth in the structured settlements segment through January 2013. A minority of structured settlements that we purchase do not meet the eligibility criteria of the forward sale agreement with Slate. In such cases, we will fund these purchases with cash and aggregate the assets on our balance sheet. From time to time, we will sell these assets directly to banks and other financial institutions. The purchase price is negotiated by agreeing to a yield rate. This fixed rate is then used to discount the future periodic payments to determine the exact sale price.

Our liquidity needs for the next two years are expected to be met primarily through cash flows from operations as well as the net proceeds from this offering and our forward sale agreement with Slate, as described previously. See further discussion of cash flows below. Capital expenditures have historically not been material and we do not anticipate making material capital expenditures in 2010 or 2011.

Debt Financings Summary

We had the following debt outstanding as of March 31, 2010, which includes both the credit facilities used in our premium finance business as well as the promissory notes which are general corporate debt (in thousands):

	Outstanding	Accrued	Total Principal
	Principal	Interest	and Interest

Credit Facilities:
Acorn	$7,918	$2,131	$10,049
CTL*	43,665	3,708	47,373
Ableco	91,632	1,313	92,945
White Oak	26,595	5,358	31,953
Cedar Lane	23,496	844	24,340

	193,306	13,354	206,660

Promissory Notes:
Amalgamated	1,902	566	2,468
Skarbonka	16,101	641	16,742
IMPEX	10,324	1,030	11,354

	28,327	2,237	30,564

Total	$221,633	$15,591	$237,224

*	Represents both the CTL credit facility and our $30 million grid promissory note in favor of CTL Holdings. See “Description of Certain Indebtedness”.

As of March 31, 2010, we had total debt outstanding of $221.6 million of which $185.4 million, or 83.6%, is owed by our special purpose entities which were established for the purpose of obtaining debt financing to fund our premium finance loans. Debt owed by these special purpose entities is generally non-recourse to us and our other subsidiaries. This debt is collateralized by life insurance policies with lender protection insurance underlying premium finance loans that we have assigned, or in which we have sold participations rights, to our special purpose entities. One exception is the Cedar Lane facility where we have guaranteed 5% of the applicable special purpose entity’s obligations, which amounted to $1.3 million as of

March 31, 2010. Messrs. Mitchell and Neuman made certain guaranties to lenders for the benefit of the special purpose entities for matters other than financial performance. These guaranties are not unconditional sources of credit support but are intended to protect the lenders against acts of fraud, willful misconduct or a borrower commencing a bankruptcy filing. To the extent lenders sought recourse against Messrs. Mitchell and Neuman for such non-financial performance reasons, then our indemnification obligations to Messrs. Mitchell and Neuman may require us to indemnify them for losses they may incur under these guaranties.

With the exception of the Acorn facility, the credit facilities are expected to be repaid with the proceeds from loan maturities. The lender protection insurance coverage ensures liquidity at the time of loan maturity and, therefore, we do not anticipate significant, if any, additional cash outflows at the time of debt maturities in excess of the amounts to be received by the loan payoffs or lender protection insurance coverage claims. If loans remaining under the Acorn credit facility do not payoff at the time of maturity, Asset Based Resource Group, LLC will assume possession of the insurance policies that collateralize the premium finance loans and the related debt will be forgiven.

As of March 31, 2010, promissory notes that will be converted into shares of our common stock upon the closing of this offering had an outstanding balance of $[     ]million or [     ]% of our total outstanding debt.

The following table summarizes the maturities of principal and interest outstanding as of March 31, 2010 for our credit facilities used to fund premium finance loans (dollars in thousands):

	Weighted	Principal	Principal and Interest Payable
	Average	and Interest	Nine Months
Credit	Interest	Outstanding	Ending	Year Ending	Year Ending	Year Ending
Facilities	Rate	at 3/31/2010	12/31/2010	12/31/2011	12/31/2012	12/31/2013

Acorn	14.3%	$10,049	$10,049	$—	$—	$—
CTL*	10.3%	47,373	15,601	25,463	6,309	—
Ableco	16.5%	92,945	—	92,945	—	—
White Oak	20.1%	31,953	8,403	23,550	—	—
Cedar Lane	15.6%	24,340	2,738	18,055	3,547	—
						—

Totals		$206,660	$36,791	$160,013	$9,856	$—

Weighted average interest rate		15.6%	15.0%	17.3%	13.6%	—

*	Represents both the CTL credit facility and our $30 million grid promissory note in favor of CTL Holdings. See “Description of Certain Indebtedness”.

We also have promissory notes payable, which have been used to fund corporate expenses and operations, with principal outstanding of $28.3 million and accrued interest of $2.2 million, as of March 31, 2010. These notes are structured as revolving credit facilities and the amount outstanding will rise and fall over time as we draw and repay. The promissory notes carry an interest rate of 16.5% and mature in August 2011. Unlike the credit facilities described in the table above, borrowings under these revolving facilities are with full recourse to us. These promissory notes will be converted into shares of our common stock in connection with our corporate conversion prior to this offering so they will not be a source of liquidity for us after our corporate conversion. See “Corporate Conversion.”

See “Description of Certain Indebtedness” for a description of the principal terms of our outstanding credit facilities and promissory notes.

Premium Finance Loan Maturities

The following table summarizes the maturities of our premium finance loans outstanding as of March 31, 2010 (dollars in thousands):

		Principal and Origination Fee Maturity
		Nine Months
	Total at	Ending	Year Ending	Year Ending	Year Ending
	3/31/2010	12/31/2010	12/31/2011	12/31/2012	12/31/2013

Carrying value (loan principal balance, accreted origination fees, and accrued interest receivable)	$229,200	$146,603	$66,267	$15,826	$504
Weighted average per annum interest rate	11.1%	11.3%	11.0%	9.2%	10.9%
Per annum origination fee as a percentage of the principal balance of the loan at origination	16.0%	15.0%	17.8%	17.2%	8.3%

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the years ended December 31, 2007, 2008, and 2009 and the three months ended March 31, 2009 and 2010 (in thousands):

				Three Months Ended
	Year Ended December 31,			March 31,
	2007	2008	2009	2009	2010

Statement of Cash Flows Data:
Total cash provided by (used in):
Operating activities	$(4,804)	$(2,157)	$(12,631)	$4,554	$(8,397)
Investing activities	(39,410)	(102,814)	(29,315)	(22,064)	4,939
Financing activities	40,358	111,119	50,193	11,360	(4,943)

Increase (decrease) in cash and cash equivalents	$(3,856)	$6,148	$8,247	$(6,150)	$(8,401)

Operating Activities

Net cash used in operating activities for the three months ended March 31, 2010 was $8.4 million, a decrease of $13.0 million from $4.6 million of cash provided by operating activities for the same period in 2009. This decrease was primarily due to a $5.3 million decrease in agency fee income due to our origination of fewer premium finance loans, a decrease of $4.1 million in the change in agency fees receivable due to lower collections during the period as there were lower agency fees receivable outstanding at the beginning of the period, and a $4.1 million increase in cash paid for interest during the period due to an increase in loan maturities during the period.

Net cash used in operating activities in 2009 was $12.6 million, an increase of $10.4 million from $2.2 million of cash used in operating activities in 2008. This increase was primarily due to a $21.9 million decrease in agency fee income due to our origination of fewer premium finance loans, and a $12.3 million increase in cash paid for interest during the period due to an increase in loan maturities during the period. These increases were partially offset by a decrease in selling, general and administrative expenses of $10.3 million due primarily to efforts to reduce operating expenses, and certain changes in assets on our balance sheet due to timing of cash receipts including a decrease in the change in agency fees receivable of $9.6 million and a decrease in the change in structured settlement receivables of $5.4 million.

Net cash used in operating activities in 2008 was $2.2 million, a decrease of $2.6 million from $4.8 million of cash used in operating activities in 2007. This decrease was primarily due to a $23.5 million increase in agency fee income as we originated more loans. This increase was partially offset by a $16.1 million increase in selling, general and administrative expenses as we grew our business, as discussed further above, and excluding increases of $1.1 million related non-cash charges for depreciation and provision for doubtful accounts, and an increase of $7.5 million in cash paid for interest.

Investing Activities

Net cash provided by investing activities for the three months ended March 31, 2010 was $4.9 million, an increase of $27.0 million from $22.1 million of cash used in investing activities for the same period in 2009. The increase was primarily due to a $8.7 million decrease in cash used for origination of loans receivable, a $16.9 million increase in proceeds from loan payoffs and a $1.9 million increase in proceeds from sale of investments.

Net cash used in investing activities in 2009 was $29.3 million, a decrease of $73.5 million from $102.8 million of cash used in investing activities in 2008. The decrease was primarily due to a $43.2 million decrease in cash used for origination of loans receivable and a $32.6 million increase in proceeds from loan payoffs.

Net cash used in investing activities in 2008 was $102.8 million, an increase of $63.4 million from $39.4 million of cash used in investing activities in 2007. The increase was primarily due to a $69.8 million increase in cash used for origination of loans receivable.

Financing Activities

Net cash used in financing activities for the three months ended March 31, 2010 was $4.9 million, a decrease of $16.3 million from $11.4 million of cash provided by investing activities for the same period in 2009. The decrease was primarily due to a decrease of $26.1 million in borrowing from credit facilities and affiliates, net of repayments, partially offset by a decrease of $3.5 million in payment of financing fees and an increase of $7.0 million in member contributions.

Net cash provided by financing activities in 2009 was $50.2 million, a decrease of $60.9 million from $111.1 million of cash provided by financing activities in 2008. The decrease was primarily due to a decrease of $73.2 million in borrowing from credit facilities and affiliates, net of repayments, partially offset by a decrease of $5.4 million in payment of financing fees and an increase of $4.7 million in member contributions.

Net cash provided by financing activities in 2008 was $111.1 million, an increase of $70.7 million from $40.4 million of cash provided by financing activities in 2007. The increase was primarily due to a increase of $98.4 million in borrowing from credit facilities and affiliates, net of repayments, partially offset by an increase of $21.9 million in payment of financing fees and a decrease of $6.8 million in member contributions.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2009 (in thousands):

Contractual Obligations

		Due in Less	Due	Due	More than
	Total	than 1 Year	1-3 Years	3-5 Years	5 Years

Credit facilities(1)	$193,498	$40,152	$153,346	$—	$—
Expected interest payments(2)	37,389	27,874	9,515	—	—
Operating leases	1,222	550	672	—	—

Total	$232,109	$68,576	$163,533	$—	$—

(1)	Credit facilities include principal outstanding related to facilities that were used to fund premium finance loans. This excludes promissory notes, which had principal of $37.6 million outstanding as of December 31, 2009, and which will be converted to shares of our common stock upon the closing of this offering.

(2)	Expected interest payments are calculated based on outstanding balances of our credit facilities as of December 31, 2009 and assumes repayment of principal and interest at the maturity date of the related premium finance loan, which may be prior to the final maturity of the credit facility.

Inflation

Our assets and liabilities are, and will be in the future, interest-rate sensitive in nature. As a result, interest rates may influence our performance far more than does inflation. Changes in interest rates do not necessarily correlate with inflation or changes in inflation rates. We do not believe that inflation had any material impact on our results of operations in the periods presented in our financial statements.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements between us and any other entity that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Quantitative and Qualitative Disclosure about Market Risk

Market risk is the risk of potential economic loss principally arising from adverse changes in the fair value of financial instruments. The major components of market risk are credit risk, interest rate risk and liquidity risk. We have no exposure in our operations to foreign currency risk.

Credit Risk

In our premium finance business segment, with respect to life insurance policies collateralizing our loans or that we acquire upon relinquishment, credit risk consists primarily of the potential loss arising from adverse changes in the fair value of the policy and, to a lesser extent, the financial condition of the issuers of the life insurance policies. We manage our credit risk related to these life insurance policy issuers by generally only funding premium finance loans for policies issued by companies that have a credit rating of at least “A+” by Standard & Poor’s, at least “A3” by Moody’s, at least “A” by A.M. Best Company or at least “A+” by Fitch. At March 31, 2010, 92.8% of our loan collateral was for policies issued by companies rated “investment grade” (credit ratings of “AAA” to “BBB-”) by Standard & Poor’s.

The following table shows the percentage of the total number of loans outstanding with lender protection insurance and the percentage of our total loans receivable balance covered by lender protection insurance as of the dates indicated below:

	December 31,			March 31,
	2007	2008	2009	2009	2010

Percentage of total number of loans outstanding with lender protection insurance	—	74.0%	90.3%	81.7%	92.4%
Percentage of total loans receivable balance covered by lender protection insurance	—	78.6%	93.1%	84.1%	93.9%

For the loans that had lender protection insurance and that matured during the three months ended March 31, 2010 and the year ended December 31, 2009, the lender protection insurance claims paid to us were 92.7% and 93.5%, respectively, of the carrying value of the insured loans.

Our premium finance loans are originated with borrowers residing throughout the United States. We do not believe there are any geographic concentrations of loans that would cause them to be similarly impacted by economic or other conditions. However, there is concentration in the life insurance carriers that issued these life insurance policies that serve as our loan collateral. The following table provides information about the life insurance issuer concentrations that exceed 10% of total death benefit and 10% of outstanding loan balance as of March 31, 2010:

	Percentage of	Percentage of
	Total Outstanding	Total Death	Moody’s	S&P
Carrier	Loan Balance	Benefit	Rating	Rating

Transamerica Occidental Life Insurance Company	21.7%	22.4%	A1	AA-
Lincoln National Life Insurance Company	22.3%	16.8%	A2	AA-

Our provider of lender protection insurance, Lexington, has a rating of “A+” by Standard & Poor’s.

In our structured settlements segment, credit risk consists of the potential loss arising principally from adverse changes in the financial condition of the issuers of the annuities that arise from a structured settlement. We manage our credit risk related to the obligors of our structured settlements by generally requiring that they have a credit rating of “A−” or better by Standard & Poor’s. The risk of default in our structured settlement portfolio is mitigated by the relatively short period of time that we hold structured settlements as investments. We have not experienced any credit losses in this segment and we believe such risk is minimal.

Interest Rate Risk

In our premium finance segment, most of our credit facilities and promissory notes provide us with fixed-rate financing. Therefore, fluctuations in interest rates currently have minimal impact, if any, on our interest expense under these facilities. However, increases in interest rates may impact the rates at which we are able to obtain financing in the future.

We earn revenue from interest charged on loans, loan origination fees and fees from referring agents. We receive interest income that accrues over the life of the premium finance loan and is due at maturity. Substantially all of the interest rates we charge on our premium finance loans are floating rates that are calculated at the one-month LIBOR rate plus an applicable margin ranging between 700 to 1200 basis points. In addition, our premium finance loans have a floor interest rate ranging between 9.0% and 11.5% and are capped at 16.0% per annum. For loans with floating rates, each month the interest rate is recalculated to equal one-month LIBOR plus the applicable margin, and then, if necessary, adjusted so as to remain at or above the stated floor rate and at or below the capped rate of 16.0% per annum. While the floor and cap interest rates mitigate our exposure to changes in interest rates, our interest income may nonetheless be impacted by changes in interest rates. Origination fees are fixed and are therefore not subject to changes based on movements in interest rates, although we do charge interest on origination fees.

As of March 31, 2010, we owned investments in life settlements (life insurance policies) in the amount of $2.4 million. A rise in interest rates could potentially have an adverse impact on the sale price if we were to sell some or all of these assets. There are several factors that affect the market value of life settlements (life insurance policies), including the age and health of the insured, investors’ demand, available liquidity in the marketplace, duration and longevity of the policy, and interest rates. We currently do not view the risk of a decline in the sale price of life settlements (life insurance policies) due to normal changes in interest rates as a material risk.

In our structured settlements segment, our profitability is affected by levels of and fluctuations in interest rates. Such profitability is largely determined by the difference, or “spread,” between the discount rate at which we purchase the structured settlements and the discount rate at which we can resell these assets or the interest rate at which we can finance those assets. Structured settlements are purchased at effective yields which are fixed, while rates at which structured settlements are sold, with the exception of our forward purchase arrangement with Slate, are generally a function of the prevailing market rates for short-term borrowings. As a result, increases in prevailing market interest rates after structured settlements are acquired could have an adverse effect on our yield on structured settlement transactions.

BUSINESS

Overview

We are a specialty finance company founded in December 2006 with a focus on providing premium financing for individual life insurance policies issued by insurance companies generally rated “A+” or better by Standard & Poor’s or “A” or better by A.M. Best Company at the time of the financing and purchasing structured settlements backed by annuities issued by such insurance companies or their affiliates. During the three months ended March 31, 2010 and the year ended December 31, 2009, we had income before expenses of $19.7 million and $96.6 million, respectively. As of March 31, 2010, we had total assets of $257.4 million.

In our premium finance business, we earn revenue from interest charged on loans, loan origination fees and fees from referring agents. We have historically relied on debt financing to operate this business. Since 2008, our financing cost for a premium finance transaction has increased significantly. For the three months ended March 31, 2010, our financing cost was approximately 30.5% per annum of the principal balance of the loans compared to 14.5% per annum for the twelve months ended December 31, 2007. With the net proceeds of this offering, we intend to fund our future premium finance transactions with equity financing instead of debt financing, thereby substantially reducing the cost of operating this business and increasing its profitability.

In our structured settlement business, we purchase structured settlements at a discounted rate and sell such assets to third parties. For the three months ended March 31, 2010 and year ended December 31, 2009, we purchased structured settlements at weighted average discount rates of 17.0% and 16.3%, respectively.

Premium Finance Business

Overview

A premium finance transaction is a transaction in which a life insurance policyholder obtains a loan, predominately through an irrevocable life insurance trust established by the insured, to pay insurance premiums for a fixed period of time, allowing a policyholder to maintain coverage under the policy without having to make premium payments during the term of the loan. A premium finance transaction also benefits life insurance agents by preventing a life insurance policy from lapsing, which could require the agent to repay a portion of the commission earned in connection with the issuance of the policy. Since our inception, we have originated premium finance transactions collateralized by life insurance policies with an aggregate death benefit in excess of $4.0 billion.

As of March 31, 2010, the average principal balance of the loans we have originated since inception is approximately $216,000. The life insurance policies that serve as collateral for our premium finance loans are predominately universal life policies that have an average death benefit of approximately $4 million and insure persons over age 65. We currently make loans to borrowers in 11 states with the insureds residing in any of the 50 states.

Our typical premium finance loan is approximately two years in duration and is collateralized by the underlying life insurance policy. We generate revenue from our premium finance business in the form of agency fees from the referring insurance agent, interest income and origination fees. We charge the referring agent an agency fee for services related to premium finance loans. Agency fees as a percentage of the principal balance of the loans originated during the three months ended March 31, 2010 and year ended December 31, 2009 were 50.0% and 50.6%, respectively. These agency fees are charged when the loan is funded and collected on average within 45 days thereafter. Substantially all of the interest rates we charge on our premium finance loans are floating rates that are calculated at the one-month LIBOR rate plus an applicable margin ranging between 700 to 1200 basis points. In addition, our premium finance loans have a floor interest rate ranging between 9.0% and 11.5% and are capped at 16.0% per annum. For loans with floating rates, each month the interest rate is recalculated to equal one-month LIBOR plus the applicable margin, and then, if necessary, adjusted so as to remain at or above the stated floor rate and not to exceed the capped rate of 16.0% per annum. The weighted average per annum interest rate for premium finance loans outstanding as of March 31, 2010 and December 31, 2009 was 11.1% and 10.9%, respectively. In addition, on each premium finance loan, we charge a loan origination fee that is added to the loan and is due upon the date of maturity or upon repayment of the loan. Origination fees as a percentage of the principal balance of the loans originated during the three months ended March 31, 2010 and the year ended December 31, 2009 were 41.1% and 44.7%, respectively.

At the end of the loan term, the policyholder either repays the loan in full (including all interest and fees) or, defaults under the loan. In the event of default, the borrower typically relinquishes to us control of the policy serving as collateral for the our loan, after which we may either seek to sell the policy, hold it for investment, or, if the loan is insured, we are paid a claim equal to the insured value of the policy, which may be equal to or less than the amount we are owed under the loan. As of March 31, 2010, 92.4% of our outstanding loans have collateral whose value is insured. With the net proceeds from this offering, we expect to retain for investment a number of the policies relinquished to us upon a default. When we choose to retain the policy for investment, we are responsible for all future premium payments needed to keep the policy in effect. We have developed proprietary systems and processes that, among other things, determine the minimum monthly premium outlay required to maintain each retained life insurance policy.

Our premium finance borrowers are currently referred to us through independent insurance agents and brokers licensed under state law. Prior to January 2009, we originated premium finance loans contemporaneously with life insurance policies that were sold by life insurance agents that we employed. Once a potential borrower has been referred to us, we assess the borrower’s creditworthiness and the fair value of the life insurance policy to serve as collateral. We further support our loan origination efforts with specialized sales teams that guide agents and brokers through the lending process. Our transaction processing and servicing processes and systems allow us to process a high volume of applications while maintaining the ability to structure complex negotiated transactions and apply our strict underwriting standards. Our existing technology infrastructure allows us to service our current loan volume efficiently, and is designed to permit us to service the increased loan volume that we expect to generate with the net proceeds of this offering.

To help protect against fraud and to seek profitable transactions, we perform extensive underwriting before entering into a transaction. We use strict loan underwriting guidelines that, among other things, require:

•	the use of third party medical underwriters to evaluate the medical condition and life expectancy of each insured;

•	the use of actuarial tables published by the American Society of Actuaries;

•	the subject policy be issued by an insurance company with a high financial strength rating from A.M. Best, Standard & Poor’s or other recognized rating agencies;

•	a review of each loan for compliance with our internal guidelines as well as applicable laws and regulations; and

•	the use of a personal guaranty to further support our underwriting efforts to protect against losses resulting from the issuing insurance company voiding a policy due to fraud or misrepresentations in the application process to obtain the life insurance policy.

We believe that our underwriting guidelines have been effective in mitigating fraud-related risks.

When we approve a premium finance loan, the borrower executes a loan agreement and other related documents, which contain representations, warranties and guaranties from the insured and representations and warranties from the referring agent or broker in regard to the accuracy of the information provided to us and the issuing life insurance company. After execution of the loan documents, we fund the loan, with amounts required for the payment of premiums not yet due typically placed in escrow. The borrower then uses the funds not in escrow for the payment of premiums coming due and/or trustee fees.

Sources of Revenue

We generate revenue from our premium finance business in the form of agency fees from the referring insurance agent, interest income and origination fees as follows:

•	Agency fees. For each premium finance loan, Imperial Life and Annuity Services, LLC (“Imperial Life and Annuity”), a licensed insurance agency and our wholly-owned subsidiary, receives an agency fee from the referring insurance agent. Imperial Life and Annuity typically charges and receives agency fees from the referring agent within approximately 45 days of our funding the loan. Agency fees as a percentage of the principal balance of the loans originated during the three months ended March 31, 2010 and year ended December 31, 2009 were 50.0% and 50.6%, respectively.

•	Interest income. We receive interest income that accrues over the life of the loan and is due upon the date of maturity or upon repayment of the loan. The interest rates are typically floating rates that are calculated at the one-month LIBOR rate plus an applicable margin ranging between 700 to 1200 basis points. In addition, our premium finance loans have a floor interest rate ranging between 9% and 11.5% and are capped at 16.0% per annum. For loans with floating rates, each month the interest rate is recalculated to equal one-month LIBOR plus the applicable margin, and then, if necessary, adjusted so as to remain at or above the stated floor rate and at or below the capped rate of 16.0% per annum. The weighted average per annum interest rate for premium finance loans outstanding as of March 31, 2010 and December 31, 2009 were 11.1% and 10.9%, respectively.

•	Origination fees. We charge a loan origination fee on each premium finance loan we fund. The origination fee accrues over the term of the loan and is due upon the date of maturity or upon repayment of the loan. For the three months ended March 31, 2010 and for the twelve months ended December 31, 2009, origination fees as a percentage of the principal balance of the loans originated during such periods were 41.1% and 44.7%, respectively. During the three months ended March 31, 2010 and the year ended December 31, 2009, the per annum origination fee as a percentage of the principal balance of the loans originated was 19.5% and 19.2%, respectively.

We are repaid our principal as well as our origination fees and interest income in one of the following three ways:

•	the borrower or family member of the insured repays the loan upon maturity;

•	the insured passes away prior to the loan maturity and the death benefit is used to repay the loan, with the remainder being paid to the borrower for the benefit of its beneficiaries; or

•	upon default, we typically enter into an agreement with the borrower and the policy beneficiaries whereby they relinquish ownership of the policy and all interests therein to us in exchange for a release of the obligation to pay amounts due. Following relinquishment, if the loan is insured, we direct that the policy be titled in the name of the lender protection insurer and we are paid by the lender protection insurer an amount equal to the insured value of the policy. If the loan is not insured, we seek to sell the policy in the secondary market. In the future, with the net proceeds from this offering, we expect to retain for investment a number of the policies relinquished to us upon a default.

Cost of Financing

In our premium finance business, we have historically relied heavily on debt financing. Debt financing has become prohibitively expensive for our business. Every credit facility we have entered into since December 2007 has required us to provide credit enhancement in the form of lender protection insurance for each loan originated under such credit facility. We have obtained lender protection insurance coverage from Lexington Insurance Company, a subsidiary of AIG. This coverage provides insurance on the value of the policy serving as collateral underlying the loan for the benefit of our lender should our borrower default. After a payment default by the borrower, Lexington takes beneficial ownership of the life insurance policy and we are paid a claim equal to the insured value of the policy. We also pay a premium to a contingent lender protection insurance provider for each of our loans originated under our White Oak and Cedar Lane credit facilities. This contingent lender protection insurance provides insurance coverage in the event that Lexington fails to pay a claim as a result of certain credit events related to Lexington. Our cost for contingent lender protection insurance has been included as part of our cost for lender protection insurance. The cost of lender protection insurance generally has ranged from 8% to 11% per annum of the principal balance of the loans. While lender protection insurance provides us with liquidity, it prevents us from realizing the appreciation, if any, of the underlying policy when a borrower relinquishes ownership of the policy upon default. As of March 31, 2010, 92.4% of our outstanding premium finance loans have collateral whose value is insured and we currently are only originating premium finance loans with lender protection insurance. By procuring lender protection insurance coverage, we have been able to borrow at interest rates ranging from approximately 14.0% to 16.0%.

The following table shows our financing costs per annum as a percentage of the principal balance of the loans originated during the following periods:

	Year Ended			Three Months Ended
	December 31,			March 31,
	2007	2008	2009	2009	2010

Lender protection insurance cost	—	8.5%	10.9%	10.4%	10.1%
Interest cost and other lender funding charges under credit facilities	14.5%	13.7%	18.2%	16.7%	20.4%

Total financing cost	14.5%	22.2%	29.1%	27.1%	30.5%

With the net proceeds of this offering, we intend to change our premium finance business model to rely on equity financing instead of debt financing for new premium finance loans.

As of March 31, 2010, we had total debt outstanding of $221.6 million of which $185.4 million, or 83.6%, is owed by our special purpose entities which were established for the purpose of obtaining debt financing to fund premium finance loans. Debt owned by these special purpose entities is generally non-recourse to us and our other subsidiaries. This debt is collateralized by life insurance policies with lender protection insurance underlying premium finance loans that we have assigned, or in which we have sold participation rights, to our special purpose entities. One exception is the Cedar Lane facility where we have guaranteed 5% of the applicable special purpose entity’s obligations. Messrs. Mitchell and Neuman made certain guaranties to lenders for the benefit of the special purpose entities for matters other than financial performance. These guaranties are not unconditional sources of credit support but are intended to protect the lenders against acts of fraud, willful misconduct or a borrower commencing a bankruptcy filing. To the extent lenders sought recourse against Messrs. Mitchell and Neuman for such non-financial performance reasons, then our indemnification obligations to Messrs. Mitchell and Neuman may require us to indemnify them for losses they may incur under these guaranties.

As of March 31, 2010, promissory notes that will be converted into shares of our common stock upon the closing of this offering had an outstanding balance of $[     ] million or [     ]% of our total outstanding debt.

The following table shows our total outstanding debt by facility as well as the portion of the outstanding debt that is secured by loan policies that have lender protection insurance in dollars and that is non-recourse beyond our special purpose entities (dollars in thousands):

			Three Months
			Ended
	Year Ended December 31,		March 31,
	2008	2009	2010

Credit Facilities:
Acorn	$22,440	$9,179	$7,918
CTL*	60,581	49,744	43,665
White Oak	—	26,595	26,595
Cedar Lane	—	11,806	23,496
Ableco	71,594	96,174	91,632
Slate Capital	—	—	—

Total credit facilities	154,615	193,498	193,306

Promissory Notes:
Amalgamated	9,060	9,627	1,902
Skarbonka	—	17,615	16,101
IMPEX	—	10,324	10,324
Jasmund LTD.	6,600	—	—
Cedarmount Trading	8,900	—	—
Red Oak	2,512	—	—
IFS Holdings	1,775	—	—

Total promissory notes	28,847	37,567	28,327

Total Debt	$183,462	$231,064	$221,633

Amount of Total Debt secured by loans with lender protection insurance that are non-recourse to Imperial	$132,175	$184,319	$185,388
% of Total Debt secured by loans with lender protection insurance that are non-recourse to Imperial	72.0%	79.8%	83.6%

*	Represents both the CTL credit facility and our $30 million grid promissory note in favor of CTL Holdings. See “Description of Certain Indebtedness”.

Premium Finance Transaction Process

A typical premium finance transaction is processed by us in accordance with the steps outlined below:

Step 1: Sales	• Work with agents and brokers to obtain necessary information regarding a life insurance policy.
• Sales team manages the process and is the point of contact for the referring agent or broker.

Step 2: Loan Underwriting	• Provide financial analysis to assist the sales and management teams by using our proprietary models to determine economic value of the policy.
• Review transactions for adherence to our internal guidelines.

Step 3: Legal/Compliance	• Conduct multiple reviews to ensure transactions comply with all legal, lender, lender protection insurance provider and carrier requirements.
• Complete compliance checklist of over 200 items by multiple departments.
• Maintain and distribute all documents necessary for compliance with HIPAA, legal and internal standards.

Step 4: Funding	• Conduct independent review of each file and verify that compliance, legal and pricing processes have been completed.
• Obtain authorized signatures on requests for transaction funding.
• Update files with completed documentation.

Step 5: Servicing	• Prepare and monitor internal and external reporting to accounting, lenders and others.
• Verify premiums are paid and correctly applied.
• Handle medical history, ongoing premiums and policy relinquishment procedures.

Underwriting Procedures

We consider and analyze a variety of factors in evaluating each potential premium financing transaction. Our underwriting procedures require that the policyholder provide documentation proving that the policyholder has a bona fide insurable interest in the life of the insured. We will not finance premiums for a policyholder who has been paid an inducement at any time. Since June 2008, our guidelines have required that every borrower have an existing, in-force, life insurance policy and provide proof of prior premium payments from their own funds prior to our funding of a loan. With respect to our premium finance transactions in which we loan money for premiums previously paid by the policyholder, we do not fund loans with proceeds to the policyholder that are in excess of the premiums previously paid and future premiums due on the policy. Typically, 15-20% of the principal balance of the loan is for premiums already paid by the policyholder and 80-85% is for future premiums. Each applicant is required to sign a personal guaranty as to the accuracy of the information provided in the life insurance policy application as further support for our underwriting procedures to determine that the applicant is not engaged in a STOLI transaction. Our in-house staff attorneys review every application and confirm the validity of the applicant’s insurable interest in the life of the insured before a loan is funded. We believe our business practices are designed to minimize the risk of our financing any STOLI policy.

Our underwriting procedures require that we use third-party medical underwriters to evaluate the medical condition and life expectancy of each insured. We only enter into transactions which meet certain credit and financial standards, including concentration limits for carrier credit, medical impairment and expected mortality. We use medical reviews from at least two and as many as four different medical underwriters and then we select a conservative view of the insured’s health — the healthiest outlook. These procedures reduce our risk that the insured’s life span is longer than expected.

Since our inception in December 2006, we have received over 24,000 life expectancy evaluations. These evaluations have provided us with an extensive exposure to each of the major life expectancy underwriters. Using those evaluations for comparative analysis, we understand which underwriters are generally the most conservative and which are most aggressive, and what biases each underwriter employs in their analysis. Certain underwriters trend more conservatively for certain sexes, some more for certain ages, and different underwriters have different levels of risk assigned to different medical conditions. We record this data for every underwriting evaluation we receive. We identify not only underwriter biases and sensitivities, strengths and weaknesses but also trends over time, which allows us to better indentify the fair value of life insurance policies using our proprietary models.

For over two years Lexington, a subsidiary of AIG, has underwritten and provided lender protection insurance for the life insurance policies we finance. Since the beginning of this relationship and through March 31, 2010, we have paid over $40 million in premiums for this insurance. In addition to their independent underwriting capabilities, they are also a large investor in life settlements (life insurance policies). Lexington has provided us with the underwriting data for policies we have mutually evaluated. This has provided us with underwriting data on more than 7,100 individual lives, which provides another valuable and not publicly available underwriting result against which we compare other life expectancy underwriters to establish their comparative strengths, weaknesses, inconsistencies and trends.

We review potential premium finance transactions for the creditworthiness and ratings of each insurance carrier. In addition to our internal review of the creditworthiness of an insurance carrier, our general guideline for approval of an insurance carrier is a rating of at least “A+” by Standard & Poor’s, at least “A3” by Moody’s, at least “A” by A.M. Best Company or at least “A+” by Fitch. The issuing insurance carrier’s claims paying ability generally must satisfy the applicable ratings of at least two of the foregoing rating agencies as a condition to our funding a premium finance loan. However, based upon our own credit determination, we may provide financing for life insurance policies issued by domestic insurers that are unrated but have a highly-rated parent or affiliate as well as unrated foreign insurers. As of the date of this prospectus, we have not experienced any insurer default.

Servicing

Our servicing department administers all necessary premium payments, loan satisfaction and policy relinquishment processes. They maintain contact with insureds, trustees and referring agents or brokers to obtain current information on policy status. Our servicing department also updates the medical histories of insureds. They request updated medical records from physicians and also contact each insured to obtain updated health information. During the term of a loan, when our servicing department learns of a material health impairment, key personnel in our sales team and management are alerted and our records are updated accordingly.

With respect to the administration of the policy relinquishment processes, our servicing department sends notices approximately sixty and thirty days prior to the loan maturity date alerting the borrower that the loan is maturing. In the event of a default, our servicing department will send an agreement to the borrower and its beneficiaries requesting that they agree to relinquish ownership of the policy and all interests therein to us in exchange for a release of the obligation to pay amounts due. If we are unable to come to an agreement with the borrower regarding the relinquishment of the policy, we may enforce our security interests in the beneficial interests in the trust that owns the policy pursuant to which we can exercise control over the trust holding the policy in order to direct disposition of the policy.

Our Proprietary Systems and Processes

We have developed proprietary systems and processes that allow us to, among other things:

•	Store all of our data electronically, including policy information, premium schedules, past mortality experience, underwriting information, mortality probabilities and other data;

•	Use our electronic data to generate financial models and analysis for an individual or group of life insurance policies;

•	Create internal and external reports of our underwriting and policy valuation;

•	Perform a comparative analysis of life insurance products based on a particular insured’s age, gender, health information and life expectancy; and

•	Identify the fair value of the life insurance policies that underlie our premium finance loans.

We use a customized application service provider to capture data and manage process flow that is frequently updated by the vendor and avoids the restraints of legacy systems. This system captures all the information necessary to manage, document, report and analyze the sales, underwriting, compliance, funding and servicing components of the premium finance business without the need for a large information technology staff. Compliance reviews have been implemented into our system enabling us to quickly verify the compliance status of every transaction we process.

There are numerous insurance companies that meet our ratings guidelines that offer life insurance to high net worth seniors. Each of these companies offers a variety of different life insurance policies with different features and limitations for the insured. New policy types are introduced regularly and existing policy types are modified for new applicants. We have developed proprietary models to assist us in analyzing the fair value of a life insurance policy. In order to determine which policies we believe are the most valuable, we analyze the legal and financial terms of each policy and product type, as well as the health, sex and age of the insured. Based on these and other inputs, we calculate loan balances, policy values and summaries of the cash flows and yields of a potential transaction. Furthermore, we are able to run these models based on life expectancies from a number of different medical underwriters, which allows us to determine the collateral value we believe exists in a policy. Furthermore, the life expectancy evaluations we receive allow us to understand which underwriters are generally the most conservative and which are most aggressive, as well as the biases each underwriter employs in their analysis. These models allow us to evaluate and immediately rank and score the policies based on value and volatility, which, in turn, allows us to determine which premium finance transactions provide us with the best value.

Our proprietary models also allow us to enter data to produce the minimum premium schedule that is required to keep the death benefit in force year-over-year until policy maturity. This minimizes the cash outflows required to pay premiums on a policy. Our premium optimizer model takes into account the complex aspects of the individual product structure, such as no-lapse guarantees, policy endorsements, sub-accounts and shadow accounts.

Structured Settlements Business

Overview

Structured settlements refer to a contract between a plaintiff and defendant whereby the plaintiff agrees to settle a lawsuit (usually a personal injury, product liability or medical malpractice claim) in exchange for periodic payments over time. A defendant’s payment obligation with respect to a structured settlement is usually assumed by a casualty insurance company. This payment obligation is then satisfied by the casualty insurer through the purchase of an annuity from a highly rated life insurance company, which provides a high credit quality stream of payments to the plaintiff.

Recipients of structured settlements are permitted to sell their deferred payment streams to a structured settlement purchaser pursuant to state statutes that require certain disclosures, notice to the obligors and state court approval. Through such sales, we purchase a certain number of fixed, scheduled future settlement payments on a discounted basis in exchange for a single lump sum payment, thereby serving the liquidity needs of structured settlement holders.

According to Standard & Poor’s, the structured settlement industry has been in existence for more than 20 years. In 2008, Standard & Poor’s estimated that there were more than 500,000 structured settlement contracts outstanding in the United States with an average maturity of 15 years. However, Standard & Poor’s has estimated that only one quarter of these settlements are likely available for purchase.

We use national television marketing to generate in-bound telephone and internet inquiries. As of March 31, 2010, we had a database of over 23,000 structured settlement leads. We believe our database provides a strong pipeline of purchasing opportunities. As our database has grown and we have completed more transactions, the average marketing cost per structured settlement transaction, which is one of our key expense metrics, has decreased.

As of March 31, 2010, we had over 40 employees dedicated to the purchase or underwriting of structured settlements. Our purchasing team is trained to work with a prospective client to review the transaction documentation and to assess a client’s needs. Our underwriting group is responsible for reviewing all proposed purchases and performing a detailed analysis of the associated documentation. We have also developed a cost-effective nationwide network of law firms to represent us in the required court approval process for structured settlements. As of March 31, 2010, the average cycle time starting from submission of the paper work to funding the transaction was 71 days. This cycle includes the evaluation and structuring of the transaction, an economic review, pricing and coordination of the court process. Our underwriting procedures and process timeline for structured settlement transactions are described below.

We believe that we have various funding alternatives for the purchase of structured settlements. In addition to available cash, we entered into a committed forward sale arrangement in February 2010 with Slate, a subsidiary of AIG, under which we are obligated to sell, and Slate is obligated to purchase, up to $250 million of structured settlements each year at pre-determined prices pursuant to pre-determined asset criteria provided, that Slate may in its sole discretion reduce its obligation to purchase structured settlements to $100 million each year. In addition, during the term of the forward sale agreement, Slate is required to purchase structured settlement receivables exclusively from us and we are required to sell exclusively to Slate structured settlement receivables that satisfy Slate’s pre-determined asset criteria. Slate has the option to terminate such exclusivity if, as of July 1, 2011, the aggregate purchase price of structured settlement receivables purchased or approved by Slate does not equal or exceed $25 million. Further, Slate may elect to purchase structured settlement receivables from another seller, provided that Slate pays us a fee equal to 0.5% of the purchase price paid by Slate to such other seller. Our first closing under the forward sale agreement occurred in April 2010. This agreement terminates in May, 2013 unless otherwise terminated earlier by Slate upon the occurrence of a termination event, which includes, among other events: (i) our insolvency, (ii) a material adverse change in our financial condition or operations that has a material adverse effect on our performance under the agreement, (iii) our failure to average, in any rolling six (6) month period, sales of structured settlements to Slate of at least $1 million, (iv) a change in law causing the purchase of structured settlements to be illegal, (v) termination of employment of any two of Antony Mitchell, Jonathan Neuman and Deborah Benaim for a period of 90 consecutive days, and (vi) our failure to maintain a minimum net worth of at least $100,000. Upon the occurrence of any termination event (other than a change in law causing the purchase of structured settlements to be illegal) we will generally be required to pay a fee of $5,000,000 to Slate regardless of whether or not Slate decides to terminate the agreement or makes a demand for the fee. We may terminate the agreement with Slate upon written notice provided that we do not engage, directly or indirectly, in the business of financing, factoring, offering, purchasing or selling structured settlements for a period of two years.

We also have other parties to whom we have sold structured settlement assets in the past and to whom we believe we can sell assets in the future. In the future, we will continue to evaluate alternative financing arrangements, which could include securing a warehouse line of credit that would allow us to purchase structured settlements.

Marketing

We do not believe that there are any readily available lists of holders of structured settlements, which makes brand awareness critical to growing market share. We have a primary target market consisting of individuals 18 to 49 years of age with middle class income or lower.

Our primary marketing medium, which has been developed and refined by our experienced management team, is nationwide direct response television marketing to solicit inbound calls to our call center. Our direct response television campaign consists of nationally placed 15 or 30 second commercials that air during our call center hours on several syndicated and cable networks. Each advertisement campaign is assigned a unique toll free number so we can track the effectiveness of each marketing slot. Typically, we experience a high volume of calls immediately after we air a television advertisement. Therefore, we attempt to space our advertisements to maintain a steady stream of inbound calls that our purchasing team is able to process. In addition to our direct response television campaign, we buy marketing on Internet search engines such as Google and Yahoo. These advertisements produce leads with contact information that are quickly routed to our purchasing staff for follow-up. We also send letters monthly to most of the leads in our database containing information about us and our services.

We use our software to efficiently capture all inbound calls. We have built a proprietary database of clients and prospective clients. As of March 31, 2010, we had a database of over 23,000 structured settlement leads. We believe most structured settlement recipients do not sell their entire structured settlement in one transaction. Based on management’s experience in the structured settlement industry, we generally expect the average client to complete approximately three transactions. Therefore, we believe our database provides us with a strong pipeline of potential purchasing opportunities with low incremental acquisition cost. When our call center staff is not answering inbound calls, they call contacts in the database to generate business. As our database and pool of customers grow, we expect to complete more transactions and our cost of marketing per transaction should decrease. We have made a significant investment to obtain the information for our database and believe it would be time-consuming and expensive for a competitor to replicate.

The following table shows the number of transactions we have completed and our average marketing cost per transaction (dollars in thousands):

				Three Months Ended
	Year Ended December 31,			March 31,
	2007	2008	2009	2009	2010

Number of transactions originated	10	276	396	79	105
Average marketing cost per transaction	$205.6	$19.2	$11.3	$14.2	$10.0

We believe this cost per transaction will continue to trend down over time. Additionally, our transactions with repeat customers are more profitable than with new customers due to the reduction in transaction costs. As our database grows, it provides more purchasing opportunities. The following table shows the number and percentage of our total structured settlement transactions completed with repeat customers for the three-month periods indicated:

	Three Months Ended
	Mar 31,	June 30,	Sep 30,	Dec 31,	Mar 31,	June 30,	Sep 30,	Dec 31,	Mar 31,
	2008	2008	2008	2008	2009	2009	2009	2009	2010

Number of transactions with repeat customers	2	4	5	12	10	12	10	20	24
Percentage of total transactions	5%	7%	6%	12%	12%	12%	10%	17%	23%

As we grow our experienced sales staff, we intend to air more television advertisements to increase our volume of inbound calls. We believe that there are a substantial number of broadcasts viewed by our primary target market, which presents an opportunity to expand our marketing efforts. We also plan to expand our Internet marketing.

Funding

We believe that we have various funding options for the purchase of structured settlements.

•	Strategic sale. We have sold pools of structured settlements we acquired in the past. We currently have one committed forward sale arrangement with Slate under which we are obligated to sell, and Slate is obligated to purchase, up to $250 million of structured settlements each year at pre-determined prices pursuant to pre-determined asset criteria. We also have other parties to whom we have sold structured settlement assets in the past and to whom we believe we can sell assets in the future.

•	Balance sheet. In some instances, we may purchase structured settlements that fall outside of Slate’s asset criteria and hold them for investment, servicing the asset and collecting the periodic payments. Although we have not used debt financing to fund the cost of acquisition of structured settlements as of the date of this offering, we will continue to evaluate alternative financing arrangements such as a warehouse line of credit.

Sources of Revenue

Most of our revenue from structured settlements currently is earned from the sale of structured settlements that we originate. When we sell assets, the revenue consists of the difference between the sale proceeds and our purchase price. If we retain structured settlements on our balance sheet, we earn interest income over the life of the asset based on the discount rate used to determine the purchase price. The following table shows the number of transactions we have originated, the face value of undiscounted future payments purchased, the weighted average purchase effective discount rate, the number of transactions sold and the weighted average discount rate at which the assets were sold (dollars in thousands):

				Three Months Ended
	Year Ended December 31,			March 31,
	2007	2008	2009	2009	2010

Number of transactions originated	10	276	396	79	105
Face value of undiscounted future payments purchased	$701	$18,295	$28,877	$5,828	$7,297
Weighted average purchase discount rate	11.0%	12.0%	16.3%	14.2%	17.0%
Number of transactions sold	—	226	439	11	—
Weighted average sale discount rate	—	10.8%	11.5%	10.0%	—

The discount rate at which we acquire structured settlements payment has increased from 2007 to 2010. As our purchasing team gains experience, we are able to improve duration and yield objectives. Furthermore, as we complete more transactions with repeat customers who are familiar with members of our purchasing team, these transactions are driven more by relationship than price.

Underwriting Procedures, Transaction Timeline and Process

Our underwriting team is responsible for reviewing all proposed structured settlement transactions and performing a detailed analysis of the transaction documentation. The team identifies any statutory requirements, as well as any issues that could affect the structured settlement receivables, such as liens, judgments or bankruptcy filings. The team confirms the existence and value of the structured settlement receivables, that the purchase will conform to our established internal credit guidelines, that all applicable statutory requirements are complied with and confirms that the asset is free from encumbrances. In addition, the underwriting team administers the transaction from the creation of the transaction documentation through the court approval process, and then approves a transaction for funding.

Each structured settlement transaction requires a court order approving the transaction. The individual court hearings are administered by a team of outside attorneys that we have selected and developed relationships with. Outside counsel are able to access our origination systems via a secure portal to update records, creating process efficiencies.

As of March 31, 2010, our typical structured settlement transaction was completed in an average of 71 days from the date of initial contact by the client, as illustrated by the sample timeline below:

Day 1	The individual who has a structured settlement contacts us seeking a lump-sum payment based on the settlement.
Day 14	After analyzing the settlement structure, we offer to provide a lump-sum amount to the individual in exchange for a set number of payments.
Day 40	We complete our underwriting process. Upon satisfactory review, our counsel secures a court date and notifies interested parties, including any beneficiaries, owners and issuers of the pending transaction.
Day 70	A court hearing is held and the judge approves or denies the motion to sell and assign to us the agreed-upon portion of the individual’s structured settlement.
Day 71	Final review of the court-approved transaction takes place and we fund the payment to the individual.

Dislocations in the Capital Markets

Since 2007, the United States’ capital markets have experienced extensive distress and dislocation due to the global economic downturn and credit crisis. During this period of dislocation in the capital markets, our borrowing costs increased dramatically in our premium finance business and we were unable to access traditional sources of capital to finance the acquisition and sale of structured settlements. At certain points, we were unable to obtain any debt financing. With the net proceeds of this offering, we intend to operate our premium finance business without relying on debt financing.

Premium Finance.  Similar to many of our competitors, market conditions have forced us to pay higher interest rates on borrowed capital since the beginning of 2008. However, because we were a relatively new company with few maturing debt obligations, the credit crisis presented an opportunity for us to gain market share and create brand recognition while many of our competitors experienced financial distress.

Every credit facility we have entered into since December 2007 has required us to provide credit enhancement in the form of lender protection insurance for each loan originated under such credit facility. We have obtained lender protection insurance coverage from Lexington, a subsidiary of AIG. This coverage provides insurance on the value of the policy serving as collateral underlying the loan for the benefit of our lender should our borrower default. After a payment default by the borrower, Lexington takes beneficial ownership of the life insurance policy and we are paid a claim equal to the insured value of the policy. The cost of lender protection insurance generally has ranged from 8% to 11% per annum of the principal balance of the loan. While lender protection insurance provides us with liquidity, it prevents us from realizing the appreciation, if any, of the underlying policy when a borrower relinquishes ownership of the policy upon default. As of March 31, 2010, 92.4% of our outstanding premium finance loans have collateral whose value is insured and we currently are only originating premium finance loans with lender protection insurance.

We have experienced two adverse consequences from our high financing costs: reduced profitability and decreased loan originations. While the use of lender protection insurance coverage allows us to access debt financing to support our premium finance business, the high costs also substantially reduced our profitability. Additionally, the funding guidelines required by our lender protection insurance providers have reduced the number of otherwise viable premium finance transactions that we could complete. We believe that the net proceeds from this offering will allow us to increase the profitability and number of new premium finance loans by eliminating the high cost of debt financing and lender protection insurance and the limitations on loan origination that lender protection insurance imposes.

Structured Settlements.  During 2008 and 2009, market conditions required us to offer discount rates as high as 12% in order to complete sales of portfolios of structured settlements. During this period, we continued to invest heavily in our structured settlement infrastructure. This investment is benefiting us today because we have found that some structured settlement recipients sell portions of their future payment streams in multiple transactions. As our business matures and grows, our structured settlement business has been, and should continue to be, bolstered by additional transactions with existing customers and additional purchases of structured settlements with new customers. Purchases from past customers increase overall transaction volume and also decrease average transaction costs.

During the first six months of 2010, we have seen a return to more favorable market conditions for our sales of structured settlements as our forward sale agreement with Slate allows us to sell structured settlements at discount rates as low as 8%.

Our Competitive Strengths

We believe our competitive strengths are:

•	Complementary mix of business lines. Unlike many of our competitors who are focused on either structured settlements or premium financings, we operate in both lines of business. This diversification provides us with a complementary mix of business lines as the revenues generated by our structured settlement business are generally short-term cash receipts in comparison to the revenue from our premium financing business which is collected over time.

•	Scalable and cost-effective infrastructure. We have created an efficient, cost-effective, scalable infrastructure that complements our businesses. We have developed proprietary systems and models that allow for cost-effective review of both premium finance and structured settlement transactions that utilize our underwriting standards and guidelines. Our systems allow us to efficiently process transactions while maintaining our underwriting standards. As a result of our investments in our infrastructure, we have developed a structured settlement business model that we believe has significant scalability to permit our structured settlement business to continue to grow with only minor incremental costs.

•	Barriers to entry. We believe that there are significant barriers to entry into the premium financing and structured settlement businesses. With respect to premium finance, obtaining the requisite state licenses and developing a network of referring agents is time intensive and expensive. With respect to structured settlements, the various state regulations require special knowledge as well as a network of attorneys experienced in obtaining court approval of these transactions. Our management and key personnel from our purchasing, underwriting and information technology departments are well trained in our specialized businesses and, in many cases, have almost a decade of experience working together at Imperial and at prior employers. Our management team has significant experience operating in this highly regulated industry.

•	Strength and financial commitment of management team with proven track record. Our senior management team is experienced in the premium finance and structured settlement industries. In the mid-1990s, several members of our management team worked together at Singer Asset Finance, where they were early entrants in structured settlement asset classes. After Singer was acquired in 1997 by Enhance Financial Services, several members of our senior management team joined Peach Holdings, Inc. At Peach Holdings, they held senior positions, including Chief Operating Officer, Head of Life Finance and Head of Structured Settlements. In addition, Antony Mitchell, our chief executive officer, and Jonathan Neuman, our president and chief operating officer, each have over $7 million of their own capital invested in our company. This financial commitment aligns the interests of our principal executive officers with those of our shareholders.

Business Strategy

Guided by our experienced management team, with the net proceeds from this offering, we intend to pursue the following strategies in order to increase our revenues, profit margins and net profits:

•	Reduce or eliminate the use of debt financing in our premium finance business. The capital generated by this offering will enable us to fund our premium finance loans and maintain our investments in life insurance policies that we acquire upon relinquishment by our borrowers without the need for additional debt financing. In contrast to our existing leveraged business model that has made us reliant on third-party financing that is often unavailable or expensive, we intend to use equity capital from this offering to engage in premium finance transactions at profit margins significantly greater than what we have historically experienced. In the future, we expect to consider debt financing for our premium finance transactions and structured settlement purchases only if such financing is available on attractive terms.

•	Eliminate the use of lender protection insurance. With the proceeds of this offering, we will no longer require debt financing and lender protection insurance for new premium finance business. As a result, we expect to experience considerable cost savings, and in addition expect to be able to produce more premium finance loans because we will not be subject to production limitations imposed by our lender protection insurer.

•	Continue to develop structured settlement database. We intend to increase our marketing budget and grow our sales staff in order to increase the number of leads in our structured settlement database and to originate more structured settlement transactions. As our database of structured settlements grows, our sales staff is able to increase our transaction volume due in part to repeat transactions from our existing customers.

Regulation

Premium Financing Transactions

The making, enforcement and collection of premium finance loans is subject to extensive regulation. These regulations vary widely, but often:

•	require that premium finance lenders be licensed by the applicable jurisdiction;

•	require certain disclosures to insureds;

•	regulate the amount of late fees and finance charges that may be charged if a borrower is delinquent on its payments; or

•	allow imposition of potentially significant penalties on lenders for violations of that jurisdiction’s insurance premium finance laws.

Furthermore, the enforcement and collection of premium finance loans may be directly or indirectly affected by the laws and regulations applicable to the life insurance policies that collateralize the premium finance loans. We are also subject to various state and federal regulations governing lending, including usury laws. In addition, our premium financing programs must comply with insurable interest, usury, life settlement, life finance, rebating, or other insurance and consumer protection laws.

The sale and solicitation of life insurance is highly regulated by the laws and regulations of individual states and other applicable jurisdictions. The purchase of a policy directly from a policy owner, which is referred to as a life settlement, is a business we are currently able to conduct in 34 states but have not done so as of the date of this offering. Regulation of life settlements (life insurance policies) is done on a state-by-state basis. We currently maintain licenses to transact life settlements (life insurance policies) in 22 of the 38 states that currently require a license. A majority of the state laws and regulations concerning life settlements (life insurance policies) are based on the Model Act and Model Regulation adopted by the National Association of Insurance Commissioners (NAIC) and the Model Act adopted by the National Conference of Insurance Legislators (NCOIL). The NAIC and NCOIL models include provisions which relate to: (i) provider and broker licensing requirements; (ii) reporting requirements; (iii) required contract provisions and disclosures; (iv) privacy requirements; (v) fraud prevention measures such as STOLI; (vi) criminal and civil remedies; (vii) marketing requirements; (viii) the time period in which policies cannot be sold in life settlement transactions; and (viii) other rules governing the relationship between policy owners, insured persons, insurer, and others.

Structured Settlements

Each structured settlement transaction requires a court order approving the transaction. These “transfer petitions,” as they are known, are brought pursuant to specific, state structured settlement transfer acts. These acts vary somewhat but generally require (i) that the seller receive detailed disclosure statements regarding all key transaction terms; (ii) a three to ten day “cooling-off period” before which the seller cannot sign an agreement to sell their structured settlement payments; and (iii) a requirement that the entire transaction be reviewed and approved by a state court judge. The parties to the transaction must satisfy the court that the proposed transfer is in the best interests of the seller, taking into consideration the welfare and support of his dependants. Once an order approving the sale is issued, the payments from the annuity provider are made directly to the purchaser of the structured settlement pursuant to the terms of the order.

The National Association of Settlement Purchasers and the National Structured Settlements Trade Association are the principal structured settlement trade organizations which have developed and promoted model legislation regarding transfers of settlements, referred to as the Structured Settlement Model Act. While most transfer statutes are similar to the Structured Settlement Model Act, any transfer statute may place fewer or additional affirmative obligations (such as notice or additional disclosure requirements) on the purchaser, require more extensive or less extensive findings on the part of the court issuing the transfer order, contain additional prohibitions on the actions of the purchaser or the provisions of a settlement purchase agreement, have different effective dates, require shorter or longer notice periods and otherwise vary in substance from the Model Act.

Competition

Premium Finance

The market for premium finance is very competitive. A policyholder has a number of ways to pay insurance premiums which include using available cash, borrowing from traditional lenders such as banks, credit unions and finance companies, as well as more specialized premium finance companies like us. Competition among premium finance companies is based upon many factors, including price, valuation of the underlying insurance policy, underwriting practices, marketing and referrals. Our principal competitors within the premium finance industry are CMS, Inc., Insurative Premium Finance Ltd. and Life Share Madison One Capital as well as smaller, less well known companies. Life settlement companies that compete with our premium finance business by providing liquidity to policyholders through the sale of life insurance policies include Coventry First LLC, Life Partners Holdings, Inc. and ViaSource Funding Group, LLC, as well as smaller, less well known companies. It is possible that a number of our competitors may be substantially larger and may have greater market share and capital resources than we have.

Structured Settlements

There are a number of competitors in the structured settlement market. Competition in the structured settlement market is primarily based upon marketing, referrals and quality of customer service. Based on our industry knowledge, we believe that we are one of the larger acquirers of structured settlements in the United States. Our main competitors are J.G. Wentworth & Company, Inc., Peachtree Settlement Funding, Novation Capital LLC (a subsidiary of Encore Financial Services), Settlement Capital and Stone Street Capital.

Pre-Settlement Funding Business

As a result of our marketing for structured settlements, we receive a number of inquiries from plaintiffs, whose cases have not yet settled or otherwise been disposed of, seeking pre-settlement funding. Pre-settlement funding provides personal injury plaintiffs with a payment in exchange for an assignment of a portion of the proceeds of their pending case. Accident victims often are unable to work for a prolonged period of time and therefore incur high expenses which they find difficult to meet. As a result, accident victims often look to obtain prompt settlements. The pre-settlement funding payment provides a victim and their attorney with the flexibility to continue litigating a case by satisfying the victim’s immediate need for funds.

In May 2010, we entered an agreement with Plaintiff Funding Holding, Inc., doing business under the name LawCash. Pursuant to this agreement, we are required to exclusively forward all pre-settlement leads to LawCash, which will screen leads, provide underwriting, funding, servicing and collection services. At funding for a transaction generated from one of our leads, we receive commission of 5% of the actual funded amount.

Upon repayment by the plaintiff, we receive 25% of the net profit, which is the difference between the funding advance and the payoff amount, from LawCash. The typical transaction size is approximately $2,500. The agreement with LawCash is terminable by either party for convenience upon 30 days’ prior written notice.

Employees

As of March 31, 2010, we had 114 employees, each of which are employed by Imperial Finance & Trading, LLC. None of our employees is subject to any collective bargaining agreement. We believe that our employee relations are good.

Properties

Our principal executive offices are located at 701 Park of Commerce Boulevard, Boca Raton, Florida 33487 and consist of approximately 21,000 square feet of leased office space. We also lease office space in Atlanta, Georgia and Chicago, Illinois, which consist of approximately 176 and 150 square feet, respectively. We consider our facilities to be adequate for our current operations.

Legal Proceedings

We are party to various legal proceedings which arise in the ordinary course of business. We are not currently a party to any litigation nor, to our knowledge, is any litigation threatened against us, the outcome of which would, in our judgment based on information currently available to us, have a material adverse effect on our financial position or results of operations.

Change of Control and Stock Ownership Restrictions

One of our subsidiaries, Imperial Life Settlements, LLC, a Delaware limited liability company, is licensed as a viatical settlement provider and regulated by the Florida Office of Insurance Regulation. As a Florida viatical settlement provider, Imperial Life Settlements, LLC is subject to regulation as a specialty insurer under certain provisions of the Florida Insurance Code. Under applicable Florida law, no person can acquire, directly or indirectly, more than 10% of the voting securities of a viatical settlement provider or its controlling company, including Imperial Holdings, Inc., without the written approval of the Florida Office of Insurance Regulation. Accordingly, any person who acquires, directly or indirectly, 10% or more of our common stock, must first file an application to acquire control of a specialty insurer or its controlling company, and obtain the prior written approval of the Florida Office of Insurance Regulation.

The Florida Office of Insurance Regulation may disapprove an acquisition of beneficial ownership of 10% or more of our voting securities by any person who refuses to apply for and obtain regulatory approval of such acquisition. In addition, if the Florida Office of Insurance Regulation determines that any person has acquired 10% or more of our voting securities without obtaining regulatory approval, it may order that person to cease the acquisition and divest itself of any shares of such voting securities which may have been acquired in violation of the applicable Florida law. The Florida Office of Insurance Regulation may also take disciplinary action against Imperial Life Settlements, LLC’s license if it finds that an acquisition of our voting stock is made in violation of the applicable Florida law would render the further transaction of its business hazardous to its customers, creditors, shareholders or the public.

MANAGEMENT

Directors and Executive Officers

The table below provides information about our directors and executive officers. Each director serves for a one-year term and until their successors are elected and qualified. Executive officers serve at the request of our board of directors.

Name	Age	Position

Executive Officers and Directors
Antony Mitchell	45	Chief Executive Officer and Director
Jonathan Neuman	36	President, Chief Operating Officer and Director
Richard S. O’Connell, Jr.	53	Chief Financial Officer and Chief Credit Officer
Deborah Benaim	53	Senior Vice President
Anne Dufour Zuckerman	49	General Counsel

We plan to add five persons to our board of directors before the closing of this offering. Each of the five new directors will be considered independent directors. We expect that our chief executive officer, Antony Mitchell, will be the chair of the board. If Mr. Mitchell becomes the chair of our board, an independent director will be designated our lead director who will preside at meetings of the independent directors.

Set forth below is a brief description of the business experience of each of our directors and executive officers, as well as certain specific experiences, qualifications and skills that led to the board of directors’ conclusion that each of the directors set forth below is qualified to serve as a director.

Antony Mitchell

Antony Mitchell has served as our Chief Executive Officer since February of 2007. He is also one of our equity members. He has 16 years of experience in the financial industry. Mr. Mitchell was Chief Operating Officer and Executive Director of Peach Holdings, Inc., a holding company which, through its subsidiaries, was a provider of specialty factoring services, from 2001 to January 2007. Peach Holdings completed its initial public offering in March 2006 and was subsequently acquired by an affiliate of Credit Suisse in November 2006. Mr. Mitchell was also a co-founder of Singer Asset Finance Company, LLC (a subsidiary of Enhance Financial Services) in 1993, which was involved in acquiring insurance policies, structured settlements and other types of receivables. Mr. Mitchell was the Chair of the Board of Polaris Geothermal, Inc., which focuses on the generation of renewable energy projects, from June 2009 to November 2009. Mr. Mitchell is Executive Chair of the Board of Directors of Ram Power, a renewable energy company listed on the Toronto Stock Exchange, serving in that capacity since 2007. Mr. Mitchell’s qualifications to serve on our board include his knowledge of our company and the specialty finance industry and his years of leadership at our company.

Jonathan Neuman

Jonathan Neuman has been our President and Chief Operating Officer since our inception in December 2006. He is also one of our equity members. From June 2004 to December 2006, Mr. Neuman was a director of the Life Finance business unit of Peach Holdings, Inc. From 2000 to June 2004, he was President of CY Financial, a financial consulting firm. From 2001 to 2004 he acted as a consultant for Tandem Management Group, Inc., a management consulting firm. From 1999 to 2000, Mr. Neuman was the head of lottery receivables originations for Singer Asset Finance Company, LLC (a subsidiary of Enhance Financial Services). He was Chief Operating Officer of People’s Lottery, a purchaser of lottery prize receivables, from 1997 to 1999. Mr. Neuman’s qualifications to serve on our board include his knowledge of our company and the specialty finance industry and his years of leadership at our company.

Richard O’Connell, Jr.

Richard O’Connell has served as our Chief Financial Officer since April 2010 and Chief Credit Officer since January 2010. Prior to joining us, from January 2006 through December 2009, Mr. O’Connell was Chief

Financial Officer of RapidAdvance, LLC, a specialty finance company. From January 2002 through September 2005 he served as Chief Operating Officer of Insurent Agency Corporation, a provider of tenant rent guaranties to apartment REITs. Mr. O’Connell acted as Securitization Consultant to the Industrial Bank of Japan from March 2000 to December 2001. From January 1999 to January 2000, Mr. O’Connell served as president of Telomere Capital, LLC, a life settlement company. From December 1988 through 1998 he served in various senior capacities for Enhance Financial Services Group Inc, including as President and Chief Operating Officer of Singer Asset Finance Company (a subsidiary of Enhance Financial Services) from 1993-1998 and Senior Vice President and Treasurer of Enhance Financial Services, Inc. from 1989 through 1996.

Deborah Benaim

Deborah Benaim has been our Senior Vice President since July 2007. Since September 2008, she has headed our structured settlement division. From 2003 to March 2007, Ms. Benaim was a Managing Director of the Structured Settlement Division of Peach Holdings, Inc. From 1991 to 2002, she was a Senior Vice President of Grand Court Lifestyles, Inc., which was involved in the servicing, acquisition, development, and management of senior living communities. Ms. Benaim is also a former vice president of the energy futures trading division at Prudential-Bache Securities NYC and currently serves as an Executive Board member of the American Senior Housing Association.

Anne Dufour Zuckerman

Anne Dufour Zuckerman has been our General Counsel since September 2008. From 2000 to August 2008, Ms. Zuckerman was an attorney with Office Depot, Inc., a global retailer of office products and services, becoming Vice President and Associate General Counsel in January 2005. She was an attorney and partner at the commercial litigation law firm of Lewis & Babcock, LLP, located in Columbia, South Carolina from 1994 to 1999. From 1989 to 1994, she was an attorney specializing in commercial litigation with the law firm of Verrill Dana, LLP, located in Portland, Maine. From 1987 to 1989, she was a lawyer with the Division of Enforcement of the Securities and Exchange Commission, Washington, D.C. From 1986 to 1987, she was an Assistant Attorney General for the State of Connecticut.

Board Composition

After the corporate conversion, we will be managed under the direction of our board of directors. We expect that our board will consist of 7 directors upon completion of this offering, 5 of whom will not be current or former employees of our company and will not have any other relations with us that would result in their being considered other than independent under applicable federal securities laws and the current listing requirements of the New York Stock Exchange. There are no family relationships among any of our current directors or executive officers.

Following the completion of this offering, copies of our Corporate Governance Guidelines and Code of Business Conduct and Ethics for all of our directors, officers and employees will be available on our website (www.imprl.com) and upon written request by our shareholders at no cost.

Number of Directors; Removal; Vacancies

Our articles of incorporation and our bylaws provide that the number of directors shall be fixed from time to time by our board of directors, provided that the board shall consist of at least three and no more than fifteen members. Each director will serve a one-year term. Pursuant to our bylaws, each director will serve until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Our bylaws also provide that any director may be removed with or without cause, at any meeting of shareholders called for that purpose, by the affirmative vote of the holders entitled to vote for the election of directors.

Our bylaws further provide that vacancies and newly created directorships in our board may be filled by an affirmative vote of the majority of the directors then in office, although less than a quorum, or by the shareholders at a special meeting.

Majority Voting Policy

Directors will be elected by a plurality of votes cast by shares entitled to vote at each annual meeting. However, our board will adopt a “majority vote policy.” Under this policy, any nominee for director in an uncontested election who receives a greater number of votes “withheld” from his or her election than votes “for” such election, is required to tender his or her resignation following certification of the shareholder vote. The corporate governance and nominating committee will promptly consider the tendered resignation and make a recommendation to the board whether to accept or reject the resignation. The board will act on the committee’s recommendation within 60 days following certification of the shareholder vote.

Factors that the committee and board will consider under this policy include:

•	the stated reasons why votes were withheld from the director and whether those reasons can be cured;

•	the director’s length of service, qualifications and contributions as a director;

•	New York Stock Exchange listing requirements, and

•	our corporate governance guidelines.

Any director who tenders his or her resignation under this policy will not participate in the committee recommendation or board action regarding whether to accept the resignation offer. If all of the members of the corporate governance and nominating committee receive a majority withheld vote at the same election, then the independent directors who do not receive a majority withheld vote will appoint a committee from among themselves to consider the resignation offers and recommend to the board whether to accept such resignations.

Board Committees

Prior to the completion of this offering, our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee.  The audit committee, which will be established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act, will oversee our accounting and financial reporting processes and the audits of our financial statements. The functions and responsibilities of the audit committee will be established in the audit committee charter and include:

•	establishing, monitoring and assessing our policies and procedures with respect to business practices, including the adequacy of our internal controls over accounting and financial reporting;

•	retaining our independent auditors and conducting an annual review of the independence of our independent auditors;

•	pre-approving any non-audit services to be performed by our independent auditors;

•	reviewing the annual audited financial statements and quarterly financial information with management and the independent auditors;

•	reviewing with the independent auditors the scope and the planning of the annual audit;

•	reviewing the findings and recommendations of the independent auditors and management’s response to the recommendations of the independent auditors;

•	overseeing compliance with applicable legal and regulatory requirements, including ethical business standards;

•	approving related party transactions;

•	preparing the audit committee report to be included in our annual proxy statement;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters;

•	establishing procedures for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	reviewing the adequacy of the audit committee charter on an annual basis.

Our independent auditors will report directly to the audit committee. Each member of the audit committee will have the ability to read and understand fundamental financial statements.

We will provide for appropriate funding, as determined by the audit committee, for payment of compensation to our independent auditors, any independent counsel or other advisors engaged by the audit committee and for administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

Compensation Committee.  The compensation committee will establish, administer and review our policies, programs and procedures for compensating our executive officers and directors. The functions and responsibilities of the compensation committee will be established in the compensation committee charter and include:

•	evaluating the performance of and determining the compensation for our executive officers, including our chief executive officer;

•	administering and making recommendations to our board with respect to our equity incentive plans;

•	overseeing regulatory compliance with respect to compensation matters;

•	reviewing and approving employment or severance arrangements with senior management;

•	reviewing our director compensation policies and making recommendations to our board;

•	taking the required actions with respect to the compensation discussion and analysis to be included in our annual proxy statement;

•	reviewing and approving the compensation committee report to be included in our annual proxy statement; and

•	reviewing the adequacy of the compensation committee charter.

Corporate Governance and Nominating Committee.  The functions and responsibilities of the corporate governance and nominating committee will be established in the corporate governance and nominating committee charter and include:

•	developing and recommending corporate governance principles and procedures applicable to our board and employees;

•	recommending committee composition and assignments;

•	overseeing periodic self-evaluations by the board, its committees and individual directors with respect to their respective performance;

•	identifying individuals qualified to become directors;

•	recommending director nominees;

•	assisting in succession planning;

•	recommending whether incumbent directors should be nominated for re-election to our board; and

•	reviewing the adequacy of the corporate governance and nominating committee charter.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee will be, or will have been, employed by us. None of our executive officers currently serves, or in the past three years has served, as a member of the board of directors, compensation committee or other board committee performing equivalent functions of another entity that has one or more executive officers serving on our board or compensation committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This compensation discussion and analysis describes the key elements of our executive compensation program for 2009. For our 2009 fiscal year, our named executive officers were:

•	Antony Mitchell, our chief executive officer;

•	Robert Grobstein, our former chief financial and accounting officer;

•	Jonathan Neuman, our president and chief operating officer;

•	Deborah Benaim, our senior vice president; and

•	Anne Dufour Zuckerman, our general counsel.

Mr. Grobstein left the Company on May 4, 2010 and has been replaced by Richard O’Connell.

This compensation discussion and analysis, as well as the compensation tables and accompanying narratives below, contain forward-looking statements that are based on our current plans and expectations regarding our future compensation. Actual compensation programs that we adopt may differ materially from the programs summarized below.

Compensation Objective

The primary objective of our compensation programs and policies is to attract, retain and motivate executives whose knowledge, skills and performance are critical to our success. We believe that compensation is unique to each individual and should be determined based on discretionary and subjective factors relevant to the particular named executive officer based on the objectives listed above.

Compensation Determination Process

Prior to this offering, we have been a private company with a relatively small number of shareholders. We have not been subject to exchange listing requirements requiring us to have a majority independent board or to exchange or SEC rules relating to the formation and functioning of board committees, including audit, nominating, and compensation committees. As such, most, if not all, of our compensation policies, and determinations applicable to our named executive officers, have been the product of negotiation between our named executive officers, our chief executive officer and chief operating officer, subject to the input of our board of managers, when requested. Each of Antony Mitchell, our chief executive officer, and Jonathan Neuman, our chief operating officer, had input in setting each of the other named executive officer’s compensation, including their own, as their compensation was a product of negotiation with our board of managers. None of the other named executive officers had input in setting any other named executive officers’ compensation. During 2009, we did not retain the services of a compensation consultant. Following this offering, we will have a compensation committee comprised entirely of independent directors that will be responsible for making all such compensation determinations.

In the past, we took into account a number of variables, both quantitative and qualitative, in making determinations regarding the appropriate level of compensation. Generally, our named executive officers’ compensation was determined based on our chief executive officer’s and chief operating officer’s assessment of our overall performance and the individual performance of the named executive officer, as well as our chief executive officer’s and chief operating officer’s experience and general market knowledge regarding compensation of executive officers in comparable positions. These quantitative and qualitative variables were also considered by our board of managers when negotiating the compensation for our chief executive officer and chief operating officer.

Antony Mitchell, our chief executive officer, is the owner of Warburg Investment Corporation (“Warburg”). Mr. Mitchell is currently not an employee of the Company. Pursuant to an oral arrangement between us and Warburg, Mr. Mitchell serves as our chief executive officer and we provide Warburg with (i) office space; (ii) office equipment; and (iii) personnel. We pay Warburg for Mr. Mitchell’s service and Mr. Mitchell is paid by Warburg. Mr. Mitchell is a citizen of the United Kingdom and, prior to his status as a lawful permanent resident of the United States on a conditional basis, was a lawful resident of the United States under an E-2 visa. Pursuant to the E-2 visa requirements, Mr. Mitchell was restricted to being a Warburg employee. Mr. Mitchell is now authorized to be employed by the Company and we will enter into a written employment agreement with Mr. Mitchell that will become effective upon the closing of this offering. At that time, the arrangement with Warburg will terminate. This agreement is described elsewhere in this prospectus under “Certain Relationships and Related Transactions — Related Party Transaction Policy and Procedure.”

Following the completion of this offering, we expect our compensation committee to review, and potentially engage a compensation consultant to assist it in evaluating, all aspects of our executive compensation program. In addition, we intend to make awards of stock options to our employees, including our named executive officers, under the 2010 Plan. We have reserved an aggregate of [          ] shares of common stock under our 2010 Plan of which an aggregate of [          ] shares of common stock will remain available for future awards after giving effect to the issuance of options to purchase an aggregate of [          ] shares of common stock which we expect to grant to our existing employees and named executive officers immediately following the pricing of this offering at an exercise price equal to the initial public offering price. These options will be subject to vesting over [          ] years. See “Stock Option Plan.” In addition, upon the closing of this offering, Antony Mitchell and Jonathan Neuman, two of our current shareholders and named executive officers, will receive warrants that may be exercised for up to [          ] shares of our common stock. These warrants vest over four years, subject to satisfaction of certain performance hurdles. See “Description of Capital Stock — Warrants.”

Compensation Elements

We provide different elements of compensation to our named executive officers in a way that we believe best promotes our compensation objectives. Accordingly, we provide compensation to our named executive officers through a combination of base salary, annual discretionary bonus and other various benefits. Prior to this offering, we have not issued equity-based incentives and have compensated our chief executive officer pursuant to the Warburg agreement. The detail regarding each of these elements is discussed below.

Base Salaries.  Annual base salaries reflect the compensation for an executive’s ongoing contribution to the performance of his or her functional area of responsibility with us. We believe that base salaries must be competitive based upon the executive officers’ scope of responsibilities and the market compensation of similarly situated executives. Other factors such as internal consistency and comparability are considered when establishing a base salary for a given executive. Prior salaries paid by former employers are also considered for new hires. Our chief executive officer and chief operating officer used their experience, market knowledge and insight in evaluating the competitiveness of current salary levels. Historically, executives have been entitled to annual reviews and raises at the discretion of our chief executive officer and chief operating officer.

Annual Discretionary Cash Bonus Compensation.  In the discretion of our chief executive officer and chief operating officer, our named executive officers are eligible for an annual discretionary cash bonus. We currently do not follow a formal bonus plan tied to specific financial and non-financial objectives. The determination of the bonus payment amounts, if any, is subject to the discretion of our chief executive officer and chief operating officer after considering the individual executive officer’s individual performance, as well as our chief executive officer’s and chief operating officer’s assessment of our past and future performance, including, but not limited to, subjective assessments of our operational performance during the year and our position for the achievement of acceptable financial performance in the subsequent year. Our chief executive officer and chief operating officer also consider market practices in determining whether our annual discretionary bonus compensation is competitive. Due to our operating performance in 2009, none of our executive officers received a discretionary bonus except Deborah Benaim. Ms. Benaim received $200,000 in recognition of her dedication to improving results in our premium finance business segment.

Retirement Benefits.  Substantially all of the salaried employees, including our named executive officers, are eligible to participate in our 401(k) savings plan. We have historically not made any contributions or otherwise matched any employee contributions.

Other Benefits and Executive Perquisites.  We also provide certain other customary benefits to our employees, including the named executive officers, which are intended to be part of a competitive compensation program. These benefits which are offered to all full-time employees include medical, dental, life and disability insurance as well as paid leave during the year.

Employment Agreement.  We do not have any general policies regarding the use of employment agreements, but may, from time to time, enter into such a written agreement to reflect the terms and conditions of employment of a particular named executive officer, whether at the time of hire or thereafter. We expect to enter into written employment agreements with each of our named executive officers that will become effective upon the closing of this offering.

Accounting and Tax Implications

The accounting and tax treatment of particular forms of compensation have not, to date, materially affected our compensation decisions. However, following this offering, we plan to evaluate the effect of such accounting and tax treatment on an ongoing basis and will make appropriate modifications to compensation policies where appropriate. For instance, Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), generally disallows a tax deduction to public companies for certain compensation in excess of $1.0 million paid in any taxable year to our chief executive officer or any of our three other most highly compensated executive officers other than the chief financial officer. However, certain compensation, including qualified performance-based compensation, is not subject to the deduction limitation if certain requirements are met. In addition, under a transition rule for new public companies, the deduction limits under Section 162(m) do not apply to any compensation paid pursuant to a compensation plan or agreement that existed during the period in which the securities of the corporation were not publicly held, to the extent that the prospectus relating to the initial public offering disclosed information concerning these plans or agreements that satisfied all applicable securities laws then in effect. We believe that we can rely on this transition rule to exempt awards made under our 2010 Plan until our 2013 annual meeting of shareholders. We intend to review the potential effect of Section 162(m) of the Code periodically and use our judgment to authorize compensation payments that may be subject to the limit when we believe such payments are appropriate and in our best interests after taking into consideration changing business conditions and the performance of our executive officers.

Hiring of New Chief Financial Officer

On January 4, 2010, we hired Richard A. O’Connell to serve as our chief credit officer. Mr. O’Connell began transitioning into the chief financial officer role in February 2010 and became our chief financial officer in April 2010. We expect to enter into an employment agreement with Mr. O’Connell that will become effective upon the closing of this offering.

Executive Compensation

The following table summarizes the compensation of our chief executive officer, our former chief financial officer and each of our other named executive officers for the year ended December 31, 2009.

Summary Compensation Table for 2009

							Change in
							Pension Value
							and Non-
						Non-Equity	Qualified
						Incentive	Deferred
Name and Principal				Stock	Option	Plan	Compensation	All Other
Position	Year	Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation(1)		Total

Antony Mitchell Chief Executive Officer	2009	$—	$—	$—	$—	$—	$—	$926,000	(1)	$926,000
Jonathan Neuman President and Chief Operating Officer	2009	$725,341	$—	$—	$—	$—	$—	$—		$725,341
Deborah Benaim Senior Vice President	2009	$312,184	$200,000	$—	$—	$—	$—	$—		$512,184
Anne Dufour Zuckerman General Counsel	2009	$347,757	$—	$—	$—	$—	$—	$—		$347,757
Robert Grobstein(2) Former Chief Financial Officer	2009	$249,001	$—	$—	$—	$—	$—	$—		$249,001

(1)	In 2009, Mr. Mitchell did not serve as a company employee and did not receive a salary. Mr. Mitchell provided services to the Company pursuant to the consulting arrangement with Warburg. Mr. Mitchell was paid these amounts by Warburg as described in more detail in our Compensation Discussion and Analysis. $76,000 of the $926,000 paid to Warburg was for expense reimbursements.

(2)	Mr. Grobstein served as chief financial officer until his departure from Imperial on May 4, 2010.

Employment Agreements and Potential Payments Upon Termination or Change-in-Control

We expect to enter into employment agreements with each of our named executive officers to be effective upon the closing of this offering.

Risk Considerations in our Compensation Program

We believe that our compensation policies and practices for our employees are reasonable and properly align our employees’ interests with those of our shareholders. We believe that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the company. Although certain of our employees who are not executive officers are compensated by the number of transactions they complete, our extensive underwriting process is designed to prevent us from entering into transactions that deviate from our underwriting standards. Furthermore, following this offering, we intend to incentivize our employees and executive officers with stock options, thereby aligning the interests of our employees with those of our shareholders.

Stock Option Plan

Imperial Holdings 2010 Omnibus Incentive Plan

Our board of directors will adopt, and our members will approve, the Imperial Holdings 2010 Omnibus Incentive Plan (the “2010 Plan”). The following description of the 2010 Plan is qualified in its entirety by the full text of the 2010 Plan, which will be filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

Purpose of the Plan.  The purpose of the 2010 Plan is to attract, retain and motivate participating employees and to attract and retain well-qualified individuals to serve as members of the board of directors, consultants and advisors through the use of incentives based upon the value of our common stock. The 2010 Plan provides a direct link between shareholder value and compensation awards by authorizing awards of shares of our common stock, monetary payments based on the value of our common stock and other incentive compensation awards that are based on our financial performance and individual performance. Awards under the 2010 Plan will be determined by the compensation committee of the board of directors, and may be made to our or our affiliates’ employees, consultants and advisors and our non-employee directors.

Administration and Eligibility.  The 2010 Plan will be administered by our compensation committee, which will have the authority to interpret the provisions of the 2010 Plan; make, change and rescind rules and regulations relating to the 2010 Plan; and make changes to, or reconcile any inconsistency in the 2010 Plan, any award or any award agreement. The compensation committee may designate any of the following as a participant under the 2010 Plan: any officer or other of our employees or employees of our affiliates, consultants who provide services to us or our affiliates and our non-employee directors.

Types of Awards.  Awards under the 2010 Plan may consist of incentive awards, stock options, stock appreciation rights, performance shares, performance units, shares of common stock, restricted stock, restricted stock units or other stock-based awards as determined by the compensation committee. The compensation committee may grant any type of award to any participant it selects, but only our employees or employees of our subsidiaries may receive grants of incentive stock options. Awards may be granted alone or in addition to, in tandem with, or in substitution for any other award (or any other award granted under another plan of ours or our affiliates). In addition, the compensation committee is authorized to provide or make awards in a manner that complies with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, so that the awards will avoid a plan failure as described in Section 409A(1). The compensation committee’s authorization includes the authority to defer payments or wait for specified distribution events, as provided in Section 409A(2).

Shares Reserved under the 2010 Plan.  The 2010 Plan provides that an aggregate of [          ] shares of common stock are reserved for issuance under the 2010 Plan, subject to adjustment as described below. The number of shares reserved for issuance will be depleted on the grant date of an award by the maximum number of shares of common stock, if any, with respect to which such award is granted.

In general, (a) if an award granted under the 2010 Plan lapses, expires, terminates or is cancelled without the issuance of shares under, or the payment of other compensation with respect to shares covered by, the award, (b) if it is determined during or at the conclusion of the term of an award that all or some portion of the shares with respect to which the award was granted will not be issuable, or that other compensation with respect to shares covered by the award will not be payable, (c) if shares are forfeited under an award, (d) if shares are issued under any award and we reacquire them pursuant to rights reserved by us upon the issuance of the shares, or (e) if shares are tendered or withheld to satisfy federal, state or local tax withholding obligations, then such shares may again be used for new awards under the 2010 Plan. Shares that are purchased by us using proceeds from option exercises, or shares tendered or withheld in payment of the exercise price of options or as a result of the net settlement of stock appreciation rights may never be made available for issuance under the 2010 Plan.

No participant may be granted awards under the 2010 Plan that could result in such participant:

•	receiving options and/or stock appreciations rights for more than [ ] shares of common stock during any fiscal year;

•	receiving awards of restricted stock and/or restricted stock units relating to more than [ ] shares of common stock during any fiscal year;

•	receiving, with respect to an award of performance shares and/or an award of performance units the value of which is based on the fair market value of a share of common stock, payment of more than [ ] shares of common stock in respect of any fiscal year;

•	receiving, with respect to an annual incentive award in respect of any of single fiscal year, a cash payment of more than $[ ];

•	receiving, with respect to a long-term incentive award and/or an award of performance units the value of which is not based on the fair market value of a share of common stock, a cash payment of more than $[ ] in respect of any period of two consecutive fiscal years or of more than $[ ] in respect of any period of three consecutive fiscal years; or

•	receiving other stock-based awards relating to more than [ ] shares of common stock during any of our fiscal years.

Each of these limitations is subject to adjustment as described below.

Options and Stock Appreciation Rights (SARs).  The compensation committee has the authority to grant stock options or SARs and to determine all terms and conditions of each such award. Stock options and SARs will be granted to participants at such time as the compensation committee will determine. The compensation committee will also determine the number of options or SARs granted, whether an option is to be an incentive stock option or non-qualified stock option and the grant date for the option or SAR, which may not be any date prior to the date that the compensation committee approves the grant. The compensation committee will fix the option price per share of common stock and the grant price per SAR, which may never be less than the fair market value of a share of common stock on the date of grant. The compensation committee will determine the expiration date of each option and SAR except that the expiration date may not be later than ten years after the date of grant. Options and SARs will be exercisable at such times and be subject to such restrictions and conditions as the compensation committee deems necessary or advisable. Under the 2010 Plan, participants do not have a right to receive dividend payments or dividend equivalent payments with respect to shares of common stock subject to an outstanding stock option or SAR award. Subject to adjustment as described below, no more than [          ] shares may be issued pursuant to the exercise of incentive stock options under the 2010 Plan.

Performance and Stock Awards.  The compensation committee has the authority to grant awards of shares of common stock, restricted stock, restricted stock units, performance shares or performance units. Restricted stock means shares of common stock that are subject to a risk of forfeiture and/or restrictions on transfer, which may lapse upon the achievement or partial achievement of corporate, subsidiary or business unit performance goals established by the compensation committee and/or upon the completion of a period of service and/or upon the occurrence of specified events. Restricted stock unit means the right to receive cash and/or shares of common stock the value of which is equal to the fair market value of one share to the extent corporate, subsidiary or business unit performance goals established by the compensation committee are achieved and/or upon the completion of a period of service and/or upon the occurrence of specified events. Performance shares means the right to receive shares of common stock to the extent corporate, subsidiary or business unit performance goals established by the compensation committee are achieved. Performance units means the right to receive cash and/or shares of common stock valued in relation to a unit that has a designated dollar value or the value of which is equal to the fair market value of one or more shares of common stock, to the extent corporate, subsidiary or business unit performance goals established by the compensation committee are achieved.

The compensation committee will determine all terms and conditions of the awards including (i) the number of shares of common stock and/or units to which such award relates, (ii) whether performance goals must be achieved for the participant to realize any portion of the benefit provided under the award, (iii) the length of the vesting and/or performance period and, if different, the date that payment of the benefit will be made, (iv) with respect to performance units, whether to measure the value of each unit in relation to a designated dollar value or the fair market value of one or more shares of common stock, and (v) with respect to performance units and restricted stock units, whether the awards will settle in cash, in shares of common stock, or in a combination of the two. Under the 2010 Plan, participants do not have a right to receive dividend payments or dividend equivalent payments with respect to unearned shares of common stock under a performance share, performance unit or restricted stock unit award.

Other Stock-Based Awards.  The compensation committee has the authority to grant other types of awards, which may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, shares of common stock, either alone or in addition to or in conjunction with other awards, and payable in shares of common stock or cash. Such awards may include shares of unrestricted common stock, which may be awarded as a bonus, in payment of director fees, in lieu of cash compensation, in exchange for cancellation of a compensation right, or upon the attainment of performance goals or otherwise, or rights to acquire shares of common stock from us. The compensation committee will determine all terms and conditions of the award, including the time or times at which such award will be made and the number of shares of common stock to be granted pursuant to such award or to which such award will relate. Any award that provides for purchase rights must be priced at 100% of the fair market value of a share of common stock on the date of the award.

Incentive Awards.  The compensation committee has the authority to grant annual and long-term incentive awards. An incentive award is the right to receive a cash payment to the extent performance goals are achieved. The compensation committee will determine all terms and conditions of an annual or long-term incentive award, including the performance goals, performance period, the potential amount payable, the type of payment and the timing of payment. The compensation committee must require that payment of all or any portion of the amount subject to the incentive award is contingent on the achievement or partial achievement of one or more performance goals during the period the compensation committee specifies. The compensation committee may specify that performance goals subject to an award are deemed achieved upon a participant’s death, disability or change in control, or, in the case of awards that the compensation committee determines will not be considered performance-based compensation under Internal Revenue Code Section 162(m), retirement or such other circumstances as the compensation committee may specify. The performance period for an annual incentive award must relate to a period of at least one of our fiscal years, and the performance period for a long-term incentive award must relate to a period of more than one of our fiscal years, except in each case, if the award is made at the time of commencement of employment with us or on the occasion of a promotion, then the award may relate to a shorter period. Payment of an incentive award will be in cash except to the extent the compensation committee determines that payment will be in shares of common stock or restricted stock, either on a mandatory basis or at the election of the participant receiving the award, having a fair market value at the time of the payment equal to the amount payable according to the terms of the incentive award.

Performance Goals.  For purposes of the 2010 Plan, performance goals mean any goals the compensation committee establishes that relate to one or more of the following with respect to us or any one or more of our subsidiaries, affiliates or other business units: net income; operating income; income from continuing operations; net sales; cost of sales; revenue; gross income; earnings (including before taxes, and/or interest and/or depreciation and amortization); net earnings per share (including diluted earnings per share); Fair Market Value; cash flow; net cash provided by operating activities; net cash provided by operating activities less net cash used in investing activities; net operating profit; pre-tax profit; ratio of debt to debt plus equity; return on shareholder equity; total shareholder return; return on capital; return on assets; return on equity; return on investment; return on revenues; operating working capital; working capital as a percentage of net sales; cost of capital; average accounts receivable; economic value added; performance value added; customer satisfaction; customer loyalty and/or retention; market share; cost structure reduction; cost savings; operating goals; operating margin; profit margin; sales performance; and internal revenue growth. In addition, in the case of awards that the compensation committee determines will not be considered “performance-based compensation” under Internal Revenue Code Section 162(m), the compensation committee may establish other performance goals not listed in the 2010 Plan.

As to each performance goal, the relevant measurement of performance shall be computed in accordance with generally accepted accounting principles, but, unless otherwise determined by the compensation committee and to the extent consistent with Internal Revenue Code Section 162(m), will exclude the effects of the following: (i) charges for reorganizing and restructuring; (ii) discontinued operations; (iii) asset write-downs; (iv) gains or losses on the disposition of an asset; (v) mergers, acquisitions or dispositions; and (vi) extraordinary, unusual and/or non-recurring items of gain or loss, that in all of the foregoing we identify in our audited financial statements, including notes to the financial statements, or the Management’s Discussion and Analysis section of our annual report. In addition, to the extent consistent with Internal Revenue Code Section 162(m), the compensation committee may also adjust performance to exclude the effects of (i) litigation, claims, judgments or settlements; (ii) change in laws or regulations affecting reported results; and (iii) accruals for payments to be made under the 2010 Plan or other specified compensation arrangements.

Amendment of Minimum Vesting and Performance Periods.  Notwithstanding the requirements for minimum vesting and/or performance period for an award included in the 2010 Plan, the 2010 Plan provides that the compensation committee may impose, at the time an award is granted or any later date, a shorter vesting and/or performance period to take into account a participant’s hire or promotion, or may accelerate the vesting or deem an award earned, in whole or in part, on a participant’s termination of employment, to the extent consistent with Code Section 162(m) or a change in control.

Change in Control.  The compensation committee may specify in an award agreement the effect of our change in control on such award. In the absence of such a provision, in the event of our change in control, the compensation committee may determine that all outstanding awards are vested in full or deemed earned in full (as if the maximum performance goals had been met). If, with respect to any particular outstanding award, the successor in the change in control transaction does not agree to assume the award or grant a substitute award, then the compensation committee may cancel such award in exchange for a cash payment to the award holder on the date of the change in control. Under the 2010 Plan, a “change in control” is generally deemed to have occurred if:

•	any person is or becomes the beneficial owner of securities representing 50% or more of the combined voting power of our outstanding voting securities;

•	we consummate a merger or consolidation with any other corporation in which our shareholders control less than 50% of the combined voting power after the merger or consolidation;

•	our shareholders approve a plan of complete liquidation or dissolution or we complete the sale or disposition by us of all or substantially all of our assets in one transaction or a series of related transactions occurring during a twenty-four month consecutive period (other than certain sales or dispositions to affiliates).

Transferability.  Awards are not transferable other than by will or the laws of descent and distribution, unless the compensation committee allows a participant to (i) designate a beneficiary to exercise the award or receive payment under the award after the participant’s death, (ii) transfer an award to the former spouse of the participant as required by a domestic relations order incident to a divorce, or (iii) transfer an award without receiving consideration for such a transfer.

Adjustments.  If (i) we are involved in a merger or other transaction in which shares of common stock are changed or exchanged, (ii) we subdivide or combine shares of common stock or declare a dividend payable in shares of common stock, other securities or other property, (iii) we effect a cash dividend that exceeds 10% of the trading price of the shares of common stock or any other dividend or distribution in the form of cash or a repurchase of shares of common stock that the board determines is special or extraordinary or that is in connection with a recapitalization or reorganization, or (iv) any other event shall occur that in the judgment of the compensation committee requires an adjustment to prevent dilution or enlargement of the benefits intended to be made available under the 2010 Plan, then the compensation committee will, in a manner it deems equitable, adjust any or all of (A) the number and type of shares of common stock subject to the 2010 Plan and which may, after the event, be made the subject of awards; (B) the number and type of shares of common stock subject to outstanding awards; (C) the grant, purchase or exercise price with respect to any award; and (D) to the extent such discretion does not cause an award that is intended to qualify as performance-based compensation under Internal Revenue Code Section 162(m) to lose its status as such, the performance goals of an award. In any such case, the compensation committee may also provide for a cash payment to the holder of an outstanding award in exchange for the cancellation of all or a portion of the award.

The compensation committee may, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, and without affecting the number of shares of common stock otherwise reserved or available under the 2010 Plan, authorize the issuance or assumption of awards upon terms it deems appropriate.

Term of Plan.  Unless earlier terminated by the board of directors, the 2010 Plan will remain in effect until the earlier of (i) the tenth anniversary of the effective date of the plan or (ii) the date all shares reserved for issuance have been issued.

Termination and Amendment.  The board of directors or the compensation committee may amend, alter, suspend, discontinue or terminate the 2010 Plan at any time, subject to the following limitations:

•	the board must approve any amendment to the 2010 Plan if we determine such approval is required by prior action of the board, applicable corporate law or any other applicable law;

•	shareholders must approve any amendment to the 2010 Plan if we determine that such approval is required by Section 16 of the Securities Exchange Act of 1934, the Internal Revenue Code, the listing requirements of any principal securities exchange or market on which the shares are then traded or any other applicable law; and

•	shareholders must approve any amendment to the 2010 Plan that materially increases the number of shares of common stock reserved under the 2010 Plan or the limitations stated in the 2010 Plan on the number of shares of common stock that participants may receive through an award or that amends the provisions relating to the prohibition on repricing of outstanding options or SARs.

The compensation committee may modify or amend any award, or waive any restrictions or conditions applicable to any award or the exercise of the award, or amend, modify or cancel any terms and conditions applicable to any award, in each case by mutual agreement of the compensation committee and the award holder. The compensation committee need not obtain the award holder’s consent for any such action that is permitted by the adjustment or change in control provisions of the 2010 Plan or for any such action to the extent the compensation committee (i) deems such action necessary to comply with any applicable law or the listing requirements of any principal securities exchange or market on which the common stock is then traded or to preserve favorable accounting or tax treatment of any award for us; or (ii) determines that such action does not materially and adversely affect the value of an award or that such action is in the best interest of the award holder.

The authority of the board and the compensation committee to modify the 2010 Plan or awards, and to otherwise administer the 2010 Plan, will extend beyond the termination date of the 2010 Plan, although no new awards may be granted after the date of the termination of the 2010 Plan. In addition, termination of the 2010 Plan will not affect the rights of participants with respect to awards previously granted to them, and all unexpired awards will continue in force and effect after termination of the 2010 Plan except as they may lapse or be terminated by their own terms and conditions.

Repricing Prohibited.  Except for the adjustments provided for in the 2010 Plan, neither the compensation committee nor any other person may decrease the exercise price for any outstanding stock option or decrease the grant price for any SAR after the date of grant, cancel an outstanding stock option or SAR in exchange for cash (other than cash equal to the excess of the fair market value of the shares subject to such stock option or SAR at the time of cancellation over the exercise or grant price for such shares), or allow a participant to surrender an outstanding stock option or SAR to us as consideration for the grant of a new stock option or SAR with a lower exercise price or grant price.

Certain United States Federal Income Tax Consequences.  The following summarizes certain United States federal income tax consequences relating to the 2010 Plan under current tax law.

Stock Options.  The grant of a stock option will create no income tax consequences to us or the participant. A participant who is granted a non-qualified stock option will generally recognize ordinary compensation income at the time of exercise in an amount equal to the excess of the fair market value of the common stock at such time over the exercise price. We will generally be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. Upon the participant’s subsequent disposition of the shares of common stock received with respect to such stock option, the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis, i.e., the fair market value of the common stock on the exercise date.

In general, a participant will recognize no income or gain as a result of exercise of an incentive stock option, except that the alternative minimum tax may apply. Except as described below, the participant will recognize a long-term capital gain or loss on the disposition of the common stock acquired pursuant to the exercise of an incentive stock option and we will not be allowed a deduction. If the participant fails to hold the shares of common stock acquired pursuant to the exercise of an incentive stock option for at least two years from the grant date of the incentive stock option and one year from the exercise date, then the participant will recognize ordinary compensation income at the time of the disposition equal to the lesser of (a) the gain realized on the disposition, or (b) the excess of the fair market value of the shares of common stock on the exercise date over the exercise price. We will generally be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. Any additional gain realized by the participant over the fair market value at the time of exercise will be treated as a capital gain.

Stock Appreciation Rights (SARs).  The grant of an SAR will create no income tax consequences to us or the recipient. A participant will generally recognize ordinary compensation income at the time of exercise of the SAR in an amount equal to the excess of the fair market value of the common stock at such time over the grant price. We will generally be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. If the SAR is settled in whole or part in shares, upon the participant’s subsequent disposition of the shares of common stock received with respect to such SAR, the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis, i.e., the fair market value of the common stock on the exercise date.

Restricted Stock.  Generally, a participant will not recognize income and we will not be entitled to a deduction at the time an award of restricted stock is made, unless the participant makes the election described below. A participant who has not made such an election will recognize ordinary income at the time the restrictions on the stock lapse in an amount equal to the fair market value of the restricted stock at such time (less the amount, if any, the participant paid for such restricted stock). We will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. Any otherwise taxable disposition of the restricted stock after the time the restrictions lapse will result in a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis, i.e., the fair market value of the common stock on the date the restrictions lapse. Dividends paid in cash and received by a participant prior to the time the restrictions lapse will constitute ordinary income to the participant in the year paid and we will generally be entitled to a corresponding deduction for such dividends. Any dividends paid in stock will be treated as an award of additional restricted stock subject to the tax treatment described herein.

A participant may, within 30 days after the date of the award of restricted stock, elect to recognize ordinary income as of the date of the award in an amount equal to the fair market value of such restricted stock on the date of the award (less the amount, if any, the participant paid for such restricted stock). If the participant makes such an election, then we will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. If the participant makes the election, then any cash dividends the participant receives with respect to the restricted stock will be treated as dividend income to the participant in the year of payment and will not be deductible by us. Any otherwise taxable disposition of the restricted stock (other than by forfeiture) will result in a capital gain or loss. If the participant who has made an election subsequently forfeits the restricted stock, then the participant will not be entitled to deduct any loss. In addition, we would then be required to include as ordinary income the amount of any deduction we originally claimed with respect to such shares.

Performance Shares.  The grant of performance shares will create no income tax consequences for us or the participant. Upon the participant’s receipt of shares at the end of the applicable performance period, the participant will recognize ordinary income equal to the fair market value of the shares received, except that if the participant receives shares of restricted stock in payment of performance shares, recognition of income may be deferred in accordance with the rules applicable to restricted stock as described above. We will generally be entitled to a deduction in the same amount and at the same time as income is recognized by the participant. Upon the participant’s subsequent disposition of the shares, the participant will recognize capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the disposition differs from the shares’ tax basis, i.e., the fair market value of the shares on the date the participant received the shares.

Performance Units and Restricted Stock Units.  The grant of a performance unit or restricted stock unit will create no income tax consequences to us or the participant. Upon the participant’s receipt of cash and/or shares at the end of the applicable performance or vesting period, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of the shares received, and we will be entitled to a corresponding deduction in the same amount and at the same time. If performance units are settled in whole or in part in shares, upon the participant’s subsequent disposition of the shares the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized upon disposition differs from the shares’ tax basis, i.e., the fair market value of the shares on the date the employee received the shares.

Incentive Awards.  A participant who is paid an incentive award will recognize ordinary income equal to the amount of cash paid and/or the fair market value of the shares issued, and we will be entitled to a corresponding deduction in the same amount and at the same time.

Withholding.  In the event we are required to withhold any federal, state or local taxes or other amounts in respect of any income recognized by a participant as a result of the grant, vesting, payment or settlement of an award or disposition of any shares of common stock acquired under an award, we may deduct from any payments of any kind otherwise due the participant cash, or with the consent of the compensation committee, shares of common stock otherwise deliverable or vesting under an award, to satisfy such tax obligations. Alternatively, we may require such participant to pay to us or make other arrangements satisfactory to us regarding the payment to us of the aggregate amount of any such taxes and other amounts. If shares of common stock are deliverable on exercise or payment of an award, then the compensation committee may permit a participant to satisfy all or a portion of the federal, state and local withholding tax obligations arising in connection with such award by electing to (i) have us withhold shares otherwise issuable under the award, (ii) tender back shares received in connection with such award, or (iii) deliver other previously owned shares, in each case having a fair market value equal to the amount to be withheld. However, the amount to be withheld may not exceed the total minimum tax withholding obligations associated with the transaction to the extent needed for us to avoid an accounting charge.

Additional Taxes Under Section 409A.  If an award under the 2010 Plan is considered non-qualified deferred compensation and such award is neither exempt from nor compliant with the requirements of Internal Revenue Code Section 409A, then the participant will be subject to an additional 20% income tax on the value of the award when it is no longer subject to a substantial risk of forfeiture, as well as interest on the income taxes that were owed from the date of vesting to the date such taxes are paid.

No Guarantee of Tax Treatment.  Notwithstanding any provision of the 2010 Plan, we do not guarantee that (i) any award intended to be exempt from Internal Revenue Code Section 409A is so exempt, (ii) any award intended to comply with Internal Revenue Code Section 409A or intended to qualify as an incentive stock option under Code Section 422 does so comply, or (iii) any award will otherwise receive a specific tax treatment under any other applicable tax law, nor in any such case will we or any of our affiliates indemnify, defend or hold harmless any individual with respect to the tax consequences of any award.

Section 162(m) Limit on Deductibility of Compensation.  Internal Revenue Code Section 162(m) limits the deduction we can take for compensation we pay to our chief executive officer and the three other highest paid officers other than the chief financial officer (determined as of the end of each year) to $1 million per year per individual. However, certain performance-based compensation that meets the requirements of Internal Revenue Code Section 162(m) does not have to be included when determining whether the $1 million limit has been met. The 2010 Plan is designed so that awards granted to the covered individuals may meet the Internal Revenue Code Section 162(m) requirements for performance-based compensation.

Director Compensation

Prior to this offering, we have never provided compensation to our non-employee members of our board of managers for their services on our board. Following this offering, we intend to compensate our non-employee directors with a combination of cash fees and equity incentives in amounts and on such terms that will be decided prior to the completion of this offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions Policy and Procedure

The audit committee will adopt written policies and procedures for the committee to review and approve or ratify related party transactions involving us, any of our executive officers, directors or 5% or more shareholders or any of their family members. These transactions will include:

•	transactions that must be disclosed in proxy statements under SEC rules; and

•	transactions that could potentially cause a non-employee director to cease to qualify as independent under New York Stock Exchange listing requirements.

Certain transactions will generally be deemed pre-approved under these written policies and procedures, including transactions with a company with which the sole relationship with the other company is as a non-employee director and the total amount involved does not exceed 1% of the other company’s total annual revenues.

Criteria for audit committee approval or ratification of related party transactions will include:

•	whether the transaction is on terms no less favorable to us than terms generally available from an unrelated third party;

•	the extent of the related party’s interest in the transaction;

•	whether the transaction would interfere with the performance of the officer’s or director’s duties to us;

•	in the case of a transaction involving a non-employee director, whether the transaction would disqualify the director from being deemed independent under New York Stock Exchange listing requirements; and

•	such other factors that the audit committee deems appropriate under the circumstances.

Since January 1, 2007, there have been no transactions of more than $120,000 between us and any 5% or more shareholder, director or executive officer or any of their family members other than the transactions listed in this section. The following table describes the entities involved in these transactions and how they are owned or controlled by a related party.

Entity	Relationship

Branch Office of Skarbonka Sp. z o.o.	Controlled by Joseph Lewis, beneficial owner of more than 5% of our common stock
Cedarmount Trading, Ltd.	Controlled by Joseph Lewis and David Haring, beneficial owner of more than 5% of our common stock
CTL Holdings, LLC	Controlled by Joseph Lewis and David Haring Christopher Mangum, president and sole director of Premium Funding, Inc., a member of our board of managers, is the manager of CTL Holdings, LLC
CTL Holdings II, LLC	Controlled by Antony Mitchell, our chief executive officer, a director and beneficial owner of more than 5% of our common stock
CY Financial, Inc.	Controlled by Jonathan Neuman, our president, a director and beneficial owner of more than 5% of our common stock
IFS Holdings, Inc.	Controlled by Antony Mitchell
Imex Settlement Corporation	Controlled by Antony Mitchell and David Haring
Imperial Life Financing, LLC	Controlled by Antony Mitchell and Jonathan Neuman
IMPEX Enterprises, Ltd.	Controlled by David Haring
Jasmund, Ltd.	Controlled by Joseph Lewis Christopher Mangum is sole director, president and secretary of Jasmund, Ltd.
Londo Ventures, Inc.	Controlled by David Haring
Monte Carlo Securities, Ltd.	Controlled by Joseph Lewis and David Haring
Premium Funding, Inc.	Controlled by Christopher Mangum and Joseph Lewis
Red Oak Finance, LLC	Controlled by Jonathan Neuman
Stone Brook Partners	Antony Mitchell is a general partner of Stone Brook Partners
Warburg Investment Corporation	Controlled by Antony Mitchell
Wertheim Group	Controlled by Carl Neuman, the father of Jonathan L. Neuman (as to 50%)

Certain Indebtedness

•	On January 1, 2008, we entered into a Consolidated, Amended and Restated Revolving Balloon Promissory Note in the amount of $25.0 million with Amalgamated International Holdings, S.A. (“Amalgamated”), at an interest rate of 16.5%, which note consolidated seven notes previously executed by us in favor of Amalgamated in the aggregate amount of $19.5 million. This note was later cancelled and replaced effective as of August 31, 2009 with a new $25.0 million revolving note in favor of Amalgamated (the “Amalgamated Note”). The Amalgamated Note matures on August 1, 2011 and bears an interest rate of 16.5% per annum. The Amalgamated Note is cross-defaulted with our other indebtedness and indebtedness of certain of our related parties — Monte Carlo Securities, Ltd., CTL Holdings, LLC (“CTL Holdings”) and Imperial Life Financing, LLC. The largest aggregate amount of principal outstanding on the Amalgamated Note since its issuance was $19.5 million. As of March 31, 2010 and December 31, 2009, the outstanding principal balance on the Amalgamated Note was approximately $1.9 million and $9.6 million, respectively, with accrued interest of approximately $566,000 and $469,000, respectively. The amount of principal paid under the Amalgamated Note during the three months ended March 31, 2010 and year ended December 31, 2009 was approximately $8.4 million and $49.8 million, respectively and the amount of interest paid during the three months ended March 31, 2010 and year ended December 31, 2009 was approximately $0 and $0, respectively. During the year ended 2009, $8.4 million of principal and $1.2 million of accrued interest of the Amalgamated Note was sold by Amalgamated to one of our related parties — Branch Office of Skarbonka Sp. zo.o (“Skarbonka”). Upon the closing of this offering, the Amalgamated Note and related accrued interest will be converted into [ ] shares of our common stock.

•	On June 5, 2008 and on August 8, 2008, we executed two balloon promissory notes in favor of Jasmund, Ltd., in the original principal amount of $5,000,000 and $1,600,000, respectively, and each at an interest rate of 16.5% per annum. On December 3, 2008 and February 5, 2009, the notes were replaced by notes in the amount of $5,409,110 million and $1,730,915 million, respectively, each in favor of Jasmund, Ltd. These notes were then consolidated, amended, restated and replaced by a May 22, 2009 note in favor Skarbonka, in the principal amount of $7,635,425 million at an interest rate of 16.5%. The May 22, 2009 note and $8.4 million of principal and $1.2 million of accrued interest of the Amalgamated Note sold to Skarbonka were subsequently consolidated into an August 31, 2009 revolving promissory note in favor of Skarbonka in the principal amount of $17,616,271 million, together with interest on the principal balance from time to time outstanding at a rate of 16.5% per annum. The August 31, 2009 note matures on August 1, 2011. The note is cross-defaulted with our other indebtedness and indebtedness of Monte Carlo Securities, Ltd., CTL Holdings and Imperial Life Financing, LLC. The largest aggregate amount of principal outstanding on the August 31, 2009 note since its issuance was approximately $17.6 million. As of March 31, 2010 and December 31, 2009, respectively, the outstanding principal balance on the August 31, 2009 note was approximately $16.1 million and $17.6 million, respectively, with accrued interest of approximately $641,000 and $980,000, respectively. The amount of principal paid under the note during the three months ended March 31, 2010 and year ended December 31, 2009 was $1.5 million and $0, respectively, and the amount of interest paid was $985,000 and $0, respectively. Upon the closing of this offering, the note and related accrued interest will be converted into [ ] shares of our common stock.

•	On October 3 and October 8, 2008, we executed two balloon promissory notes in favor of Cedarmount Trading, Ltd. (“Cedarmount”), each in the original principal amount of $4,450,000 at an interest rate of 16.5% per annum. On August 31, 2009, the notes were assigned by Cedarmount to IMPEX Enterprises, Ltd. (“IMPEX”). Also effective as of August 31, 2009, the notes were consolidated, amended, restated and replaced by a new revolving promissory note which we executed in favor of IMPEX for a principal amount of $10,323,756 million with interest on the principal balance from time to time outstanding at a rate of 16.5% per annum. The August 31, 2009 note matures on August 1, 2011. The note is cross-defaulted with our other indebtedness and indebtedness of Monte Carlo Securities, Ltd., CTL Holdings and Imperial Life Financing, LLC. The largest aggregate amount of principal outstanding on the August 31, 2009 note since issuance was approximately $10.3 million. As of March 31, 2010 and December 31, 2009 the outstanding principal balance was approximately $10.3 million and $10.3 million, respectively, with accrued interest of approximately $1.0 million and $571,000, respectively. As of March 31, 2010, we have never paid any interest or principal on the August 31, 2009 note. Upon the closing of this offering, the note and related accrued interest will be converted into [ ] shares of our common stock.

•	On December 27, 2007, Imperial Life Financing, LLC (“Life Financing”), entered into a $50.0 million loan agreement with CTL Holdings. The proceeds of this loan were used by Life Financing to fund our origination of premium finance loans in exchange for participation interests in such loans. In April 2008, CTL Holdings entered into a participation agreement with Perella Weinberg Partners Asset Based Value Master Fund II, L.P. (“Perella”), in connection with which we executed a guaranty, whereby Perella contributed $10.0 million for a participation interest in CTL Holdings’ loans to Life Financing. In connection with Perella’s purchase of the participation interest, we agreed to reimburse CTL Holdings’ sole owner, Cedarmount, for any amounts paid or allocated to Perella under the participation agreement which cause Cedarmount’s rate of return paid by Life Financing to be less than 10.0% per annum on the funds Cedarmount advanced to CTL Holdings to make loans to us or cause Cedarmount not to recover its invested capital. In April 2008, the CTL Holdings loan agreement was amended and the authorized borrowings were increased from $50.0 million to $100.0 million. The first $50.0 million tranche (Tranche A) was restricted such that no further advances could be made with the exception of funding second year premiums. All new advances are made under the second $50.0 million tranche (Tranche B). The loans are payable as the corresponding premium finance loans mature and as of March 31, 2010, bear a weighted average annual interest rate of approximately 10.3%. The agreement does not include any financial covenants but does contain certain nonfinancial covenants and restrictions. All of the assets of Life Financing serve as collateral under the credit facility. The largest aggregate amount of principal outstanding on the facility since issuance was approximately $61.2 million. As of March 31, 2010 and December 31, 2009, the outstanding principal balance on the facility was approximately $13.4 million and $21.9 million, respectively, with accrued interest of approximately $163,000 and $46,000, respectively. The amount of principal paid under the facility during the three months ended March 31, 2010 and year ended December 31, 2009 was approximately $9.0 million and $26.3 million, respectively, and the amount of interest paid under the facility was approximately $417,000 and $2.4 million, respectively.

•	On November 15, 2008, Life Financing executed a grid promissory note in favor of CTL Holdings, in the original principal amount equal to the lesser of $30.0 million or the amount outstanding from time-to-time a fixed interest rate per advance. The weighted average interest rate as of March 31, 2010 was 10.4%. The largest aggregate amount of principal outstanding on the note since issuance was approximately $30.3 million. As of March 31, 2010 and December 31, 2009, the outstanding principal balance on the note was approximately $30.3 million and $25.9 million, respectively, with accrued interest of approximately $3.5 million and $2.8 million, respectively. The amount of principal and interest paid under the note during the three months ended March 31, 2010 and year ended December 31, 2009 was $0 and $0, respectively.

•	On March 13, 2009, Imperial Life Financing II, LLC, a special purpose entity and wholly-owned subsidiary, entered into a financing agreement with CTL Holdings II, LLC to borrow funds to finance its purchase of premium finance loans originated by us or the participation interests therein. On July 23, 2009, White Oak Global Advisors, LLC replaced CTL Holdings II, LLC as the administrative agent and collateral agent with respect to this facility. The original financing agreement provided for up to $15.0 million of multi-draw term loans. In September 2009, this financing agreement was amended to increase the commitment by $12.0 million to a total commitment of $27.0 million. The interest rate for each borrowing made under the agreement varies and the weighted average interest rate for the loans under this facility as of March 31, 2010 was 20.1%. The loans are payable as the corresponding premium finance loans mature. The agreement contains certain financial and non-financial covenants. All of the assets of Imperial Life Financing II, LLC serve as collateral under this facility. The largest aggregate amount of principal outstanding on the facility since issuance was approximately $27.0 million. As of March 31, 2010 and December 31, 2009 the outstanding principal balance on the note was approximately $26.6 million and $26.6 million, respectively, with accrued interest of approximately $5.4 million and $3.9 million, respectively. The amount of principal paid under the note during the three months ended March 31, 2010 and the year ended December 31, 2009 was approximately $0 and $391,000, respectively and the amount of interest paid under the facility was approximately $0 and $61,000, respectively.

•	In November 2009, we obtained a loan from Stone Brook Partners, a general partnership, in the principal amount of $1.1 million. We repaid the loan in full in December 2009.

Conversion of Notes to Series A Preferred Units

•	We issued a series of notes, dated December 19, 2007, January 10, 2008, April 8, 2008, October 10, 2008 and December 24, 2008, in favor of Red Oak Finance, LLC, a Florida limited liability company (“Red Oak”). The notes were in the original principal amounts of $1,000,000, $500,000, $500,000, $62,500 and $450,000, respectively, each at a 10.0% per annum interest rate. The largest aggregate amount of principal outstanding on the notes since issuance was approximately $2.5 million. Since issuance of the notes, the amount of principal paid under the notes was $252,500, the amount of interest paid under the notes was $318,933. On June 30, 2009, we converted $2,260,000 of these notes into 50,855 Series A Preferred Units. The Series A Preferred Units are non-voting and can be redeemed at any time by us for an amount equal to the applicable unreturned preferred capital amount allocable to the Series A Preferred Units sought to be redeemed, plus any accrued but unpaid preferred return. The cumulative rate of preferred return is equal to 16.5% of the outstanding units, per annum. The dividends payable at March 31, 2010 and December 31, 2009 were approximately $291,390 and $189,000, respectively.

•	We issued a series of notes, dated August 1, 2008, August 6, 2008, December 23, 2008 and December 30, 2008, in favor of IFS Holdings, Inc., a Florida corporation. The notes were in the original principal amounts of $200,000, $75,000, $750,000 and $750,000, respectively, each at a 16.0% per annum interest rate. The largest aggregate amount of principal outstanding on the notes since issuance was approximately $1.8 million. Since issuance of the notes, the amount of principal paid under the notes was $0, the amount of interest paid under the notes was $122,509. On June 30, 2009, we converted $1,775,000 of these notes into 39,941 Series A Preferred Units. The Series A Preferred Units are non-voting and can be redeemed at any time by us for an amount equal to the applicable unreturned preferred capital amount allocable to the Series A Preferred Units sought to be redeemed, plus any accrued but unpaid preferred return. The cumulative rate of preferred return is equal to 16.5% of the outstanding units, per annum. The dividends payable at March 31, 2010 and December 31, 2009 were approximately $235,766 and $155,000, respectively.

Issuance of Series B, C and D Preferred Units

•	In December 2009, Premium Funding, Inc. and Imex Settlement Corporation each contributed $2.5 million to us in consideration for the issuance of 25,000 Series B Preferred Units. The Series B Preferred Units are non-voting and can be redeemed at any time by us for an amount equal to the applicable unreturned preferred capital amount allocable to the Series B Preferred Units sought to be redeemed, plus any accrued but unpaid preferred return. The cumulative rate of preferred return is equal to 16.0% of the outstanding units, per annum. The dividends payable at March 31, 2010 and December 31, 2009 were approximately $207,300 and $4,000, respectively.

•	In March 2010, Imex Settlement Corporation contributed $7.0 million to us in consideration for the issuance of 70,000 Series C Preferred Units. The Series C Preferred Units are non-voting and can be redeemed at any time by us for an amount equal to the applicable unreturned preferred capital amount allocable to the Series C Preferred Units sought to be redeemed, plus any accrued but unpaid preferred return. The cumulative rate of preferred return is equal to 16.0% of the outstanding units, per annum.

•	In June 2010, Imex Settlement Corporation purchased from us 7,000 Series D Preferred Units for an aggregate purchase price of $700,000. The Series D Preferred Units are non-voting and can be redeemed at any time by us for an amount equal to the applicable unreturned preferred capital amount allocable to the Series D Preferred Units sought to be redeemed, plus any accrued but unpaid preferred return. The cumulative rate of preferred return is equal to 16.0% of the outstanding units, per annum.

Other Transactions

•	We entered into a consulting agreement with Londo Ventures, Inc., a Bahamas corporation, on March 31, 2009, under which Londo Ventures agreed to provide management and financial consulting services related to our premium finance and structured settlement business. The agreement was effective as of January 1, 2008. We incurred a consulting fee in 2009 of $2,000,000 pursuant to this arrangement for services provided in 2008. This agreement has been terminated.

•	Antony Mitchell, our chief executive officer, is the owner of Warburg. Pursuant to an oral arrangement between us and Warburg, Antony L. Mitchell serves as our chief executive officer and we provide Warburg with (i) office space; (ii) equipment; and (iii) personnel. During the year ended December 1, 2009 and 2008, we incurred fees of $926,000 and $1,082,000, respectively, under this arrangement. We will enter into a written employment agreement with Mr. Mitchell that will become effective upon the closing of this offering. At that time, the arrangement with Warburg will terminate.

•	We have originated premium finance loans referred to us by the Wertheim Group, an entity that is in the business of referring individuals to premium finance lenders. Wertheim Group is owned 50.0% by the father of Jonathan L. Neuman, our president and chief operating officer. We originated 14 premium finance loans referred to us by the Wertheim Group in 2007 and 11 in 2008 on which we sold the underlying life insurance policies and received commissions from the issuing life insurance company of approximately $4.5 million and $4.5 million, respectively. There were no originations of premium finance loans referred to us by the Wertheim Group in 2009. In 2007 and 2008, we paid approximately $1.7 million and $1.5 million, respectively, of the commissions we received to Wertheim for the premium finance loan referrals.

•	We have previously engaged Greenberg Traurig, LLP to provide us with legal services. The spouse of Anne Dufour Zuckerman, our general counsel, is a shareholder of Greenberg Traurig, LLP, although Mr. Zuckerman does not receive any direct benefit from the relationship with us. We have paid Greenberg Traurig, LLP $14,991, $1,061,907 and $1,594,740 during the years ended December 31, 2007, 2008 and 2009, respectively, for legal services.

•	In November 2008, we purchased two loans from CY Financial, Inc. for approximately $811,000. At the time these loans were purchased, they had an unpaid principal balance of approximately $725,000. The purchase price included approximately $691,000 for the loans and approximately $120,000 for purchased interest resulting in a discount of approximately $34,000.

PRINCIPAL SHAREHOLDERS

The table below contains information about the beneficial ownership of our outstanding common stock before and after the offering by: (i) each of our directors, (ii) each of our named executive officers, (iii) all of our directors and executive officers as a group, and (iv) each beneficial owner of more than five percent of our common stock. As of March 31, 2010, our outstanding securities consisted of 50,000 common units and 140,796 preferred units and, after giving effect to the corporate conversion, we would have had outstanding [          ] shares of common stock.

Beneficial ownership of our common stock is determined in accordance with the rules of the SEC, and generally includes voting power or investment power with respect to securities held and also includes options and warrants to purchase shares currently exercisable or exercisable within 60 days after March 31, 2010. Except as indicated and subject to applicable community property laws, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

			Shares of Common Stock		Shares of Common Stock
	Shares of		Beneficially Owned		Beneficially Owned
	Common Stock		Following Offering		Following Offering Assuming
	Beneficially Owned		Assuming No Exercise of		Exercise of Underwriters
	Prior to Offering		Underwriters Option		Option in Full
	Amount	Percent	Amount	Percent	Amount	Percent

Joseph Lewis(1)
Christopher O. Mangum(1)
David Haring(2)
Antony Mitchell(2)
Jonathan Neuman(3)
Deborah Benaim	—	—
Richard S. O’Connell, Jr.	—	—
Anne Dufour Zuckerman	—	—
All directors and executive officers as a group ([ ] individuals)		100%

(1)	The shares are owned of record by Premium Funding, Inc., a Florida corporation. The business address of Premium Funding, Inc. is 9350 Conroy Windermere Road, Windermere, Florida 34786. Premium Funding, Inc. is controlled by Christopher O. Mangum and Jasmund Ltd., a Bahamas international business corporation. Of the shares of Premium Funding, Inc. owned by Christopher O. Mangum, 96.7% of such shares are subject to a presently exercisable warrant in favor of Jasmund, Ltd. Jasmund is controlled by Joseph Lewis. Christopher Mangum is sole director, president and secretary of Jasmund, Ltd.

(2)	Includes shares owned of record by the following entities, both of which are controlled by Cocoa Breeze Trading, Ltd., a Bahamas international business corporation whose business address is Fort Nassau Centre, Marlborough Street, Nassau, Bahamas. Cocoa Breeze Trading, Ltd. is owned 100% by Mr. Mitchell.

(a) [ ] shares are held by IFS Holdings, Inc. The principal business address for IFS Holdings, Inc. is 6615 West Boynton Beach Boulevard, #394, Boynton Beach, Florida 33437.

(b) [          ] shares are held by IMEX Settlement Corporation. The principal business address for IMEX Settlement Corp. is 6615 West Boynton Beach Boulevard, #394, Boynton Beach, Florida 33437. The outstanding shares of IMEX Settlement Corp. are subject to a presently exercisable warrant in favor of Pine Trading, Ltd., a Bahamas international business corporation whose business address is Charlotte House, Shirley Street — 1st floor, P.O. Box N-7529, Nassau, Bahamas. Pine Trading is controlled by David Haring.

(3)	Shares are owned of record by Red Oak Finance, LLC in which Mr. Neuman owns a controlling interest. The principal business address for Red Oak Finance, LLC is 701 Park of Commerce Boulevard, Suite 301, Boca Raton, Florida 33487.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our articles of incorporation and our bylaws are summaries and are qualified by reference to the articles of incorporation and the bylaws that will be in effect upon the closing of this offering. We will file copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur prior to and upon the closing of this offering.

General

Upon the closing of this offering, our authorized capital stock will consist of [          ] shares of common stock, par value $[     ] per share, and [          ] shares of undesignated preferred stock, par value $[     ] per share, the rights and preferences of which may be established from time to time by our board of directors.

As of March 31, 2010, we had issued and outstanding 450,000 common units held by four holders of record and 210,796 preferred units held by three holders of record.

Prior to the closing of this offering, we will consummate the corporate conversion. As part of the corporate conversion: all of our outstanding common and preferred limited liability company units (including accrued but unpaid dividends thereon) will be converted into [          ] shares of our common stock.

Following the corporate conversion and upon the closing of this offering, our four current shareholders will receive warrants that may be exercised for up to [          ] shares of common stock.

In addition, upon the closing of this offering, $[     ] of our outstanding promissory notes and $[     ] million of related accrued interest will be converted into [          ] shares of our common stock.

The following description summarizes the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our articles of incorporation and bylaws, as in effect immediately following the closing of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Each holder of our common stock is entitled to one vote for each share held by such holder on all matters to be voted upon by our shareholders, and there are no cumulative voting rights. Holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. See “Dividend Policy.” If there is a liquidation, dissolution or winding up of the Company, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities. Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. All shares of our common stock to be issued in this offering will be, when issued, fully paid and non-assessable.

Preferred Stock

Our certificate of incorporation authorizes the issuance of shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. No shares of preferred stock are being issued or registered in this offering. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. The preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, there can be no assurance that we will not do so in the future.

Warrants

Prior to the closing of this offering, we plan to issue warrants to purchase a total of up to [          ] shares of our common stock to our existing members. The vesting of these warrants will be subject to various performance hurdles.

Anti-Takeover Effects of Florida Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Florida law, our articles of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. The bylaws do not give the board of directors the power to approve or disapprove shareholder nominations of candidates or proposals regarding business to be conducted at a special or annual meeting of the shareholders. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. Our articles of incorporation prohibit our shareholders from acting without a meeting by written consent. Our articles further require holders of not less than 50% of the voting power of our common stock to call a special meeting of shareholders. These provisions may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Certain Provisions of Florida Law

We are subject to anti-takeover provisions that apply to public corporations organized under Florida law unless the corporation has elected to opt out of those provisions in its articles of incorporation or its bylaws. We have not elected to opt out of these provisions.

Subject to certain exceptions, the Florida Business Corporation Act prohibits the voting of shares in a publicly held Florida corporation that are acquired in a “control share acquisition” unless:

•	the board of directors approves the control share acquisition; or

•	the holders of a majority of the corporation’s voting shares (excluding shares held by the acquiring party or officers or inside directors of the corporation) approve the granting of voting rights to the acquiring party.

A “control share acquisition” is defined as an acquisition that immediately thereafter entitles the acquiring party, directly or indirectly, to vote in the election of directors within any of the following ranges of voting power:

•	1/5 or more but less than 1/3;

•	1/3 or more but less than a majority; and

•	a majority or more.

An “interested shareholder” is defined as a person who, together with affiliates and associates, beneficially owns more than 10% of a company’s outstanding voting shares.

Additionally, one of our subsidiaries, Imperial Life Settlements, LLC, a Delaware limited liability company, is licensed as a viatical settlement provider and regulated by the Florida Office of Insurance Regulation. As a Florida viatical settlement provider, Imperial Life Settlements, LLC is subject to regulation as a specialty insurer under certain provisions of the Florida Insurance Code. Under applicable Florida law, no person can acquire, directly or indirectly, more than 10% of the voting securities of a viatical settlement provider or its controlling company, including Imperial Holdings, Inc., without the written approval of the Florida Office of Insurance Regulation. Accordingly, any person who acquires, directly or indirectly, 10% or more of our common stock, must first file an application to acquire control of a specialty insurer or its controlling company, and obtain the prior written approval of the Florida Office of Insurance Regulation.

The Florida Office of Insurance Regulation may disapprove an acquisition of beneficial ownership of 10% or more of our voting securities by any person who refuses to apply for and obtain regulatory approval of such acquisition. In addition, if the Florida Office of Insurance Regulation determines that any person has acquired 10% or more of our voting securities without obtaining regulatory approval, it may order that person to cease the acquisition and divest itself of any shares of such voting securities which may have been acquired in violation of the applicable Florida law. The Florida Office of Insurance Regulation may also take disciplinary action against Imperial Life Settlements, LLC’s license if it finds that an acquisition of our voting securities was made in violation of the applicable Florida law would render the further transaction of its business hazardous to its customers, creditors, shareholders or the public.

Indemnification and Limitation of Liability

The Florida Business Corporation Act authorizes Florida corporations to indemnify any person who was or is a party to any proceeding other than an action by, or in the right of, the corporation, by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation. The indemnity also applies to any person who is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or other entity. The indemnification applies against liability incurred in connection with such a proceeding, including any appeal, if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation. To be eligible for indemnity with respect to any criminal action or proceeding, the person must have had no reasonable cause to believe his or her conduct was unlawful.

In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is found liable, unless the court in which the action was brought determines that such person is fairly and reasonably entitled to indemnification.

The indemnification provisions of the Florida Business Corporation Act require indemnification if a director, officer, employee or agent has been successful in defending any action, suit or proceeding to which he or she was a party by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation. The indemnity covers expenses actually and reasonably incurred in defending the action.

The indemnification authorized under Florida law is not exclusive and is in addition to any other rights granted to officers, directors and employees under the articles of incorporation or bylaws of the corporation or any agreement between officers and directors and the corporation. Each of Mr. Mitchell and Mr. Neuman, two of our executive officers, have signed an employment agreement that provides for full indemnification under Florida law. These agreements also provide that we will indemnify the officer against liabilities and expenses incurred in a proceeding to which the officer is a party or is threatened to be made a party, or in which the officer is called upon to testify as a witness or deponent, in each case arising out of actions of the officer in his or her official capacity. The officer must repay such expenses if it is subsequently found that the officer is not entitled to indemnification. Exceptions to this additional indemnification include criminal violations by the officer, transactions involving an improper personal benefit to the officer, unlawful distributions of our assets under Florida law and willful misconduct or conscious disregard for our best interests.

Our bylaws provide for the indemnification of directors, officers, employees and agents and for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that the director, officer, employee or agent was a party to by reason of the fact that he or she is or was a director, officer, employee or agent of our corporation, or at our request, a director, officer, employee or agent of another corporation. Our bylaws also provide that we may purchase and maintain insurance on behalf of any director, officer, employee or agent against liability asserted against the director, employee or agent in such capacity.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of this issue.

Under the Florida Business Corporation Act, a director is not personally liable for monetary damages to us or to any other person for acts or omissions in his or her capacity as a director except in certain limited circumstances. Those circumstances include violations of criminal law (unless the director had reasonable cause to believe that such conduct was lawful or had no reasonable cause to believe such conduct was unlawful), transactions in which the director derived an improper personal benefit, transactions involving unlawful distributions, and conscious disregard for the best interest of the corporation or willful misconduct (only if the proceeding is by or in the right of the corporation). As a result, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although injunctive or other equitable relief may be available.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “IFT.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

The credit facilities and promissory notes that we have outstanding as of the date of this prospectus are described below. The promissory notes that are going to be converted into shares of our common stock upon the closing of this offering are also described below.

Acorn Capital Group, LLC Facility

In April 2007, our wholly-owned subsidiaries Imperial Premium Finance, LLC (“IPF”) and Sovereign Life Financing, LLC (“Sovereign”), a special purpose entity, entered into a credit agreement with Acorn pursuant to which Acorn agreed to make revolving loans to Sovereign up to an aggregate principal amount of $50.0 million in order for Sovereign to make loans to IPF to finance premium finance loans made by IPF.

In June 2008, Acorn breached the credit facility by not funding the loans to be used for premium payments as required under the credit facility, and we filed a complaint against Acorn in the Supreme Court of the State of New York.

In May 2009, we entered into a settlement agreement with Acorn. The settlement agreement terminated the credit agreement and all other prior agreements between us and Acorn. Pursuant to the settlement agreement, we issued new notes with each note corresponding to a loan previously made by Acorn to enable us to pay premiums due on a particular policy. Each note is secured by the underlying premium finance loan documents and our rights in and to the related policy. The notes have an annual interest rate of 14.5% per annum and as of May 19, 2009, the aggregate outstanding principal balance on the notes was approximately $12.7 million.

Acorn subsequently assigned all of its rights and obligations under the settlement agreement to ABRG. Pursuant to the settlement agreement, when a premium payment upon a particular policy is coming due, ABRG must advise us whether it will fund such premium payment. If ABRG funds the premium payment, this additional funding is evidenced by a new note, with an annual interest rate of 14.5% per annum, which is due and payable by us thirteen (13) months following the advance. If ABRG does not fund the premium payment, we may elect to fund the premium payment ourselves, sell the underlying premium finance loan or related policy to another party or arrange for the sale of our note to another party. If we elect not to fund the premium payment ourselves, and are unable to find a purchaser or if ABRG does not consent to a proposed sale, ABRG must arrange a sale of the underlying premium finance loan or our related note. In either case, in the event we elect to fund the premium payment or upon any sale, our related note is cancelled. As of December 31, 2009, an aggregate of $13.8 million of outstanding principal indebtedness and interest of approximately $2.6 million had been forgiven.

As of March 31, 2010 and December 31, 2009, we had an aggregate of $7.9 million and $9.2 million of outstanding principal indebtedness under this facility, respectively, and accrued interest was approximately $2.1 million and $2.4 million, respectively.

CTL Holdings, LLC Facility

On December 27, 2007, Imperial Life Financing, LLC was formed to enter into a $50.0 million loan agreement with CTL Holdings, LLC, an affiliated entity under common ownership and control. Imperial Life Financing has used the proceeds of the loan to fund our origination of premium finance loans in exchange for a participation interest in the loans. There were no borrowings under this arrangement during 2007.

In April 2008, CTL Holdings, LLC entered into a participation agreement with Perella Weinberg Partners Asset Based Value Master Fund II, L.P. with us as the guarantor whereby Perella Weinberg Partners contributed $10.0 million for a participation interest in CTL Holdings’ loans to Imperial Life Finance, LLC. In connection with Perella’s purchase of the participation interest, we agreed to reimburse CTL Holdings’ sole owner, Cedarmount, for any amounts paid or allocated to Perella under the participation agreement which cause Cedarmount’s rate of return paid by Imperial Life Financing to be less than 10.0% per annum on the funds Cedarmount advanced to CTL Holdings to make loans to us or cause Cedarmount not to recover its invested capital.

In April 2008, the CTL Holdings, LLC loan agreement was amended and the authorized borrowings were increased from $50.0 million to $100.0 million. The first $50.0 million tranche (Tranche A) was restricted such that no further advances could be made with the exception of funding second year premiums. All new advances are made under the second $50.0 million tranche (Tranche B). The credit facility matures on December 26, 2012.

The loans are payable as the corresponding premium finance loans mature and as of March 31, 2010, bear a weighted average annual interest rate of approximately 10.31%. The agreement does not include any financial covenants but does contain certain nonfinancial covenants and restrictions. All of the assets of Imperial Life Financing, LLC serve as collateral under the credit facility. The outstanding principal at March 31, 2010 and December 31, 2009 was approximately $13.4 million and $21.9 million, respectively and accrued interest was approximately $163,000 and $46,000, respectively.

CTL Holdings, LLC Grid Note

On November 15, 2008, Imperial Life Financing, LLC executed a grid promissory note in favor of CTL Holdings, in the original principal amount equal to the lesser of $30.0 million or the amount outstanding from time-to-time at a fixed interest rate per advance. The weighted average interest rate as of March 31, 2010 was 10.4%. The outstanding principal at March 31, 2010 and December 31, 2009 was approximately $30.3 million and $27.8 million, respectively and accrued interest was approximately $3.5 million and $2.8 million, respectively.

Ableco Finance LLC Facility

In August 2008, Imperial PFC Financing, LLC, a special purpose entity and wholly-owned subsidiary, entered into a loan agreement with Ableco Finance, LLC, to enable Imperial PFC Financing, LLC to purchase premium finance loans originated by us or participation interests therein. The loan agreement provides for a $100.0 million multi-draw term loan and the facility is secured by all assets of Imperial PFC Financing, LLC. The notes issued under the multi-draw term loan facility bear interest at 16.5% compounded monthly. The multi-draw term loan facility matures on February 7, 2011.

In October 2009, Imperial PFC Financing, LLC and Ableco Finance, LLC amended the loan agreement adding a revolving line of credit of $3.0 million which may only be used to pay down interest on the term loans. The agreement is for a term of three years and the borrowings bear an annual interest rate of 16.5% compounded monthly. The notes under this revolving facility mature 26 months from the date of issuance and the revolving loan matures February 7, 2011.

The aggregate outstanding principal at March 31, 2010 and December 31, 2009 under both facilities was approximately $91.6 million and $96.2 million, respectively, and accrued interest was approximately $1.3 million and $1.4 million, respectively.

We are required to maintain certain financial covenants and are also subject to several restrictive covenants under this facility. The restrictive covenants include that Imperial PFC Financing, LLC cannot: (i) create, incur, assume or permit to exist any lien on or with respect to any property, (ii) create, incur, assume, guarantee or permit to exist any additional indebtedness (other than subordinated indebtedness), (iii) declare or pay any dividend or other distribution on account of any equity interests of Imperial PFC Financing, LLC, (iv) make any repurchase, redemption, retirement, defeasance, sinking fund or similar payment, or acquisition for value of any equity interests of Imperial PFC Financing, LLC or its parent (direct or indirect), (v) issue or sell or enter into any agreement or arrangement for the issuance and sale of any shares of its equity interests, any securities convertible into or exchangeable for its equity interests or any warrants, or (vi) finance with funds (other than the proceeds of the loan under this loan agreement) any insurance premium loan made by Imperial Premium Finance, LLC or any interest therein.

White Oak Global Advisors, LLC Facility

On March 13, 2009, Imperial Life Financing II, LLC, a special purpose entity and wholly-owned subsidiary, entered into a financing agreement with CTL Holdings II, LLC to borrow funds to finance its purchase of premium finance loans originated by us or the participation interests therein. White Oak Global Advisors, LLC subsequently replaced CTL Holdings II, LLC as the administrative agent and collateral agent with respect to this facility. The original financing agreement provided for up to $15.0 million of multi-draw term loans. In September 2009, this financing agreement was amended to increase the commitment by $12.0 million to a total commitment of $27.0 million. The interest rate for each borrowing made under the agreement varies and the weighted average interest rate for the loans under this facility as of March 31, 2010 was 20.1%. The loans are payable as the corresponding premium finance loans mature. All of the assets of Imperial Life Financing II, LLC serve as collateral under this facility.

The outstanding principal under this facility at March 31, 2010 and December 31, 2009 was approximately $26.6 million and $26.6 million, respectively, and accrued interest was approximately $5.4 million and $3.9 million, respectively.

We are required to maintain certain financial covenants and are also subject to several restrictive covenants under the facility. The restrictive covenants include that Imperial Life Financing II, LLC cannot: (i) create, incur, assume or permit to exist any lien on or with respect to any property, (ii) incur, assume, guarantee or permit to exist any additional indebtedness (other than subordinated indebtedness), (iii) declare or pay any dividend or other distribution on account of any equity interests of Imperial Life Financing II, LLC, (iv) make any repurchase, redemption, retirement, defeasance, sinking fund or similar payment, or acquisition for value of any equity interests of Imperial Life Financing II, LLC or its parent (direct or indirect), (v) issue or sell or enter into any agreement or arrangement for the issuance and sale of any shares of its equity interests, any securities convertible into or exchangeable for its equity interests or any warrants, or (vi) finance with funds (other than the proceeds of the loan under the financing agreement) any insurance premium loan made by Imperial Premium Finance, LLC or any interest therein.

Cedar Lane Capital LLC Facility

On March 12, 2010, Imperial PFC Financing II, LLC, a special purpose entity and wholly-owned subsidiary, entered into an amended and restated financing agreement with Cedar Lane Capital, LLC, to enable Imperial PFC Financing II, LLC to purchase premium finance loans originated by us or participation interests therein. The financing agreement provides for a $15.0 million multi-draw term loan commitment. The term loan commitment is for a 1-year term and the borrowings bear an annual interest rate of 14.0%, 15.0% or 16.0%, depending on the tranche of loans as designated by Cedar Lane Capital, LLC and are compounded monthly. All of the assets of Imperial PFC Financing II, LLC serve as collateral under this credit facility.

As of March 31, 2010, Cedar Lane has made term loans in excess of the $15.0 million term loan commitment. The outstanding principal under this facility at March 31, 2010 and December 31, 2009 was approximately $23.5 million and $11.8 million, respectively, and accrued interest was approximately $0.8 million and $0.1 million, respectively. As of March 31, 2010, we believe we have approximately $40.0 million of additional borrowing capacity under this credit facility as Cedar Lane has obtained additional subscriptions from investors.

We are required to maintain certain financial covenants and are also subject to several restrictive covenants under the facility. The restrictive covenants include that Imperial PFC Financing II, LLC cannot: (i) create, incur, assume or permit to exist any lien on or with respect to any property, (ii) create, incur, assume, guarantee or permit to exist any additional indebtedness (other than certain types of subordinated indebtedness), (iii) declare or pay any dividend or other distribution on account of any equity interests of Imperial PFC Financing II, LLC, (iv) make any repurchase, redemption, retirement, defeasance, sinking fund or similar payment, or acquisition for value of any equity interests of Imperial PFC Financing II, LLC or its parent (direct or indirect), or (v) issue or sell or enter into any agreement or arrangement for the issuance and sale of any shares of its equity interests, any securities convertible into or exchangeable for its equity interests or any warrants. Imperial Holdings has executed a guaranty of payment for 5.0% of amounts outstanding under the facility.

Slate Capital LLC Facility

In February 2010, Haverhill Receivables, LLC (“Haverhill”), a wholly owned subsidiary, entered into a forward sale agreement with Slate pursuant to which Slate agreed to acquire from Haverhill approved structured settlements that Haverhill acquires from Washington Square Financial, LLC, a wholly owned subsidiary. Under the terms of the agreement, Slate’s obligation to purchase structured settlements is limited to $250.0 million during the first fifteen months following closing and during each twelve-month period thereafter during the term of the forward sale agreement provided, that Slate may in its sole discretion reduce its obligation to purchase structured settlements to $100.0 million per year. In addition, during the term of the forward sale agreement, Slate is required to purchase structured settlement receivables exclusively from us and we are required to sell exclusively to Slate structured settlement receivables that satisfy Slate’s pre-determined asset criteria. Slate has the option to terminate such exclusivity if, as of July 1, 2011, the aggregate purchase price of structured settlement receivables purchased or approved by Slate does not equal or exceed $25.0 million. Further, Slate may elect to purchase structured settlement receivables from another seller, provided that Slate pays us a fee equal to 0.5% of the purchase price paid by Slate to such other seller. This agreement terminates in May, 2013 unless otherwise terminated earlier by Slate upon the occurrence of a termination event, which includes, among other events: (i) our insolvency, (ii) a material adverse change in our financial condition or operations that has a material adverse effect on our performance under the agreement, (iii) our failure to average, in any rolling six (6) month period, sales of structured settlements to Slate of at least $1 million, (iv) a change in law causing the purchase of structured settlements to be illegal, (v) termination of employment of any two of Antony Mitchell, Jonathan Neuman and Deborah Benaim for a period of 90 consecutive days, and (vi) our failure to maintain a minimum net worth of at least $100,000. Upon the occurrence of any termination event (other than a change in law causing the purchase of structured settlements to be illegal) we will generally be required to pay a fee of $5.0 million to Slate regardless of whether or not Slate decides to terminate the agreement or makes a demand for the fee. We may terminate the agreement with Slate upon written notice provided that we do not engage, directly or indirectly, in the business of financing, factoring, offering, purchasing or selling structured settlements for a period of two years.

Promissory Notes Converting Into Common Stock Upon Closing of this Offering

Amalgamated International Holdings, S.A. Promissory Note

Effective as of August 31, 2009, we executed a $25.0 million revolving note in favor of Amalgamated International Holdings, S.A. This note matures on August 1, 2011 (to be extended automatically for additional sixty (60) day periods absent written notice from the lender to the contrary) and bears an interest rate of 16.5% per annum. There is no collateral pledged to secure this note but it is cross-defaulted with our other indebtedness and indebtedness of Monte Carlo Securities, Ltd., CTL Holdings, LLC and Imperial Life Financing, LLC. Monte Carlo Securities, Ltd., CTL Holdings, LLC and Imperial Life Financing, LLC are entities controlled by certain of our current shareholders and are not part of us nor this offering. As of March 31, 2010 and December 31, 2009, the outstanding principal balance on the note was approximately $1.9 million and $9.6 million, respectively, with accrued interest of approximately $566,000 and $469,000, respectively. Upon the closing of this offering, the note and related accrued interest will be converted into [          ] shares of our common stock.

Branch Office of Skarbonka Sp. z o.o. Promissory Note

On August 31, 2009, we executed a revolving promissory note in favor of Branch Office of Skarbonka Sp. z o.o. in the principal amount of $17,616,271 million, together with interest on the principal balance from time to time outstanding at a rate of 16.5% per annum. The note matures on August 1, 2011 (to be extended automatically for additional sixty (60) day periods absent written notice from the lender to the contrary). There is no collateral pledged to secure the note but it is cross-defaulted with our other indebtedness and indebtedness of Monte Carlo Securities, Ltd., CTL Holdings, LLC, and Imperial Life Financing, LLC. As of

March 31, 2010 and December 31, 2009, respectively, the outstanding principal balance on the note was approximately $16.1 million and $17.6 million, respectively, with accrued interest of approximately $641,000 and $980,000, respectively. Upon the closing of this offering, the note and related accrued interest will be converted into [          ] shares of our common stock.

IMPEX Enterprises, Ltd. Promissory Note

On August 31, 2009, we executed a revolving promissory note in favor of IMPEX Enterprises, Ltd., for a principal amount of $10,323,756 million, together with interest on the principal balance from time to time outstanding at a rate of 16.5% per annum. The note matures on August 1, 2011 (to be extended automatically for additional sixty (60) day periods absent written notice from the lender to the contrary). There is no collateral pledged to secure the note but it is cross-defaulted with our other indebtedness and the indebtedness of Monte Carlo Securities, Ltd., CTL Holdings, LLC, and Imperial Life Financing, LLC. As of March 31, 2010 and December 31, 2009, respectively, the outstanding principal balance on the note was approximately $10.3 million and $10.3 million, respectively, with accrued interest of approximately $1.0 million and $571,000, respectively. Upon the closing of this offering, the note and related accrued interest will be converted into [          ] shares of our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding [          ] shares of common stock based upon the common and preferred limited liability company units outstanding as of [          ], 2010 after giving effect to the corporate conversion pursuant to which each common and preferred unit (including accrued but unpaid dividends thereon) will be converted into shares of our common stock at a ratio of [          ]. Of these shares, the [          ] shares sold in this offering and any shares issued upon exercise of the underwriters’ over-allotment option will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as that term is defined in Rule 144 under the Securities Act, in which case they may only be sold in compliance with the limitations described below. The remaining shares were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 under the Securities Act.

Upon completion of this offering, [          ] shares will be issuable upon the exercise of outstanding options that we intend to grant to our directors, executive officers and other employees, at an exercise price equal to the initial public offering price. In addition, [          ] shares of common stock will be issuable pursuant to warrants that will become exercisable upon the expiration of the lock-up agreements as described below.

Lock-Up Agreements

We, all of our current executive officers and directors and each of our existing shareholders have agreed that, without the prior written consent of FBR Capital Markets & Co. (“FBR”), we and they will not, directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of or transfer (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any share of our common stock or any security convertible into, exercisable for or exchangeable for any share of our common stock;

•	enter into any swap or any other arrangement or transaction that transfers to another person, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such swap or transaction described above is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise;

•	make any demand for or exercise any right (or, in the case of us, file) or cause to be filed a registration statement (other than a registration statement on Form S-8) under the Securities Act including any amendment thereto, with respect to the registration of any shares of our common stock or securities convertible into, exercisable for or exchangeable for any share of our common stock or any of our other securities; or

•	publicly disclose the intention to do any of the foregoing,

in each case, for a lock-up period of 180 days after the date of the final prospectus relating to this offering. The lock-up period described in the preceding sentence will be extended if:

•	during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period;

in which case the restrictions described in the preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless such extension is waived in writing by FBR.

Subject to applicable securities laws, our directors, executive officers and shareholders may transfer their shares of our common stock (i) as a bona fide gift or gifts, provided that prior to such transfer the donee or donees thereof agree in writing to be bound by the same restrictions or (ii) if such transfer occurs by operation of law (e.g., pursuant to the rules of descent and distribution, statutes governing the effects of a merger or a qualified domestic relations order), provided that prior to such transfer the transferee executes an agreement stating that the transferee is receiving and holding the shares subject to the same restrictions. In addition, our directors, executive officers and shareholders may transfer their shares of our common stock to any trust, partnership, corporation or other entity formed for the direct or indirect benefit of the director, executive officer or shareholder or the immediate family of the director, executive officer or shareholder, provided that prior to such transfer the transferee agrees in writing to be bound by the same restrictions and provided that such transfer does not involve a disposition for value.

The restrictions contained in the lock-up agreements do not apply to any grant of options to purchase shares of our common stock or issuances of shares of restricted stock or other equity-based awards pursuant to the 2010 Plan.

Rule 144 Sales by Affiliates

Our affiliates must comply with Rule 144 of the Securities Act when they sell shares of our common stock. Under Rule 144, affiliates who acquire shares of common stock, other than in a public offering registered with the SEC, are required to hold those shares for a period of (i) one year if they desire to sell such shares 90 or fewer days after the issuer becomes subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or (ii) six months if they desire to sell such shares more than 90 days after the issuer becomes subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. Shares acquired in a registered public offering or held for more than the applicable holding period may be sold by an affiliate subject to certain conditions. An affiliate would generally be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding (approximately [ ] shares immediately after the offering); and

•	the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to the sale.

Sales by affiliates under Rule 144 are also subject to other requirements regarding the manner of sale, notice and the availability of current public information about us.

Rule 144(b)(1)

Under Rule 144(b)(1) of the Securities Act, a person who is not, and has not been at any time during the three months preceding a sale, one of our affiliates and who has beneficially owned the shares proposed to be sold for at least one year is entitled to sell the shares for such person’s own account without complying with any other requirements of Rule 144.

After giving effect to the corporate conversion, all of the [          ] shares of common stock outstanding as of the date of this prospectus, would be available to be sold pursuant to Rule 144, subject to the terms of the lock-up agreements described above.

We intend to file a Form S-8 registration statement following completion of this offering to register shares of common stock issued or issuable under our 2010 Omnibus Incentive Plan. These shares will be available-for-sale in the public market, subject to Rule 144 volume limitations applicable to affiliates.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement between us and the underwriters named below, for whom FBR Capital Markets & Co. (“FBR”) is acting as representative, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Number of
Underwriter	Shares

FBR Capital Markets & Co.

Total

Under the terms and conditions of the underwriting agreement, the underwriters are committed to purchase all of the shares offered by this prospectus (other than the shares subject to the underwriters’ option to purchase additional shares), if the underwriters buy any of such shares. We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities.

The underwriters initially propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such offering price less a concession not to exceed $[     ] per share. The underwriters may allow, and such dealers may re-allow, a discount not to exceed $[     ] per share to certain other dealers. After the public offering of the shares of common stock, the offering price and other selling terms may be changed by the underwriters.

Over-Allotment Option.  We have granted to the underwriters an option to purchase up to [          ] additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. The underwriters may exercise this option in whole or in part at any time within 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the table at the beginning of this section plus, in the event that any underwriter defaults in its obligation to purchase shares under the underwriting agreement, certain additional shares.

Discounts and Commissions.  The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	No	Full
	Exercise	Exercise

Per Share	$	$
Total	$	$

In addition to the underwriting discounts and commissions to be paid by us, we have agreed to reimburse FBR for certain of its out-of-pocket expenses incurred in connection with this offering, including road show costs and expenses incurred in connection with this offering, and FBR’s disbursements for the fees and expenses of underwriters’ counsel up to $400,000. We have paid FBR a $200,000 advance against its out-of-pocket expenses. We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $[     ].

Listing.  We have applied to have our common stock listed on the New York Stock Exchange. We have reserved the trading symbol “IFT.” In order to meet the requirements for listing on that exchange, the underwriters intend to sell at least the minimum number of shares to at least the minimum number of beneficial owners as required by that exchange.

Stabilization.  In accordance with Regulation M under the Exchange Act, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including short sales and purchases to cover positions created by short positions, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making.

•	Short positions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specific maximum price.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. If the underwriters sell more shares than could be covered by underwriters’ option to purchase additional shares, thereby creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market marking, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our common stock until the time, if any, at which a stabilizing bid is made.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative of the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Lock-Up Agreements.  We, all of our current executive officers and directors and each of our shareholders have agreed that, without the prior written consent of FBR, we and they will not, directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of or transfer (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of), any share of our common stock or any security convertible into, exercisable for or exchangeable for any share of our common stock;

•	enter into any swap or any other arrangement or transaction that transfers to another person, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such swap or transaction described above is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise;

•	make any demand for or exercise any right (or, in the case of us, file) or cause to be filed a registration statement (other than the registration statement on Form S-8 that is described in this prospectus) under the Securities Act, including any amendment thereto, with respect to the registration of any shares of our common stock or securities convertible into, exercisable for or exchangeable for any share of our common stock or any of our other securities; or

•	publicly disclose the intention to do any of the foregoing,

in each case, for a lock-up period of 180 days after the date of the final prospectus relating to this offering. The lock-up period described in the preceding sentence will be extended if:

•	during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period;

in which case the restrictions described in the preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless such extension is waived in writing by FBR.

Subject to applicable securities laws, our directors, executive officers and shareholders may transfer their shares of our common stock (i) as a bona fide gift or gifts, provided that prior to such transfer the donee or donees thereof agree in writing to be bound by the same restrictions or (ii) if such transfer occurs by operation of law (e.g., pursuant to the rules of descent and distribution, statutes governing the effects of a merger or a qualified domestic relations order), provided that prior to such transfer the transferee executes an agreement stating that the transferee is receiving and holding the shares subject to the same restrictions. In addition, our directors, executive officers and shareholders may transfer their shares of our common stock to any trust, partnership, corporation or other entity formed for the direct or indirect benefit of the director, executive officer or shareholder or the immediate family of the director, executive officer or shareholder, provided that prior to such transfer the transferee agrees in writing to be bound by the same restrictions and provided that such transfer does not involve a disposition for value.

The restrictions contained in the lock-up agreements do not apply to any grant of options to purchase shares of our common stock or issuances of shares of restricted stock or other equity-based awards pursuant to the 2010 Plan.

FBR does not intend to release any portion of the common stock subject to the foregoing lock-up agreements; however FBR, in its sole discretion, may release any of the common stock from the lock-up agreements prior to expiration of the lock-up period without notice. In considering a request to release shares from a lock-up agreement, FBR will consider a number of factors, including the impact that such a release would have on this offering and the market for our common stock and the equitable considerations underlying the request for releases.

Directed Share Program.  The underwriters have reserved for sale, at the initial offering price, up to [          ] shares of common stock for sale to our directors, officers and employees and persons having business relationships with us. The number of shares of common stock available to the general public in the offering will be reduced to the extent these persons purchase these reserved shares. We will not pay an underwriting discount on any reserved shares sold to our directors, officers and employees or persons having business relationships with us. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock.

Discretionary Accounts.  The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered in this offering.

IPO Pricing.  Prior to the completion of this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between us and the representative. Among the factors to be considered in these negotiations were: the history of, and prospects for, us and the industry in which we compete; our past and present financial performance; an assessment of our management; the present state of our development; the prospects for our future earnings; the prevailing conditions of the applicable United States securities market at the time of this offering; and market valuations of publicly traded companies that we and the representative believe to be comparable to us.

Certain Information and Fees.  A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in the offering. The representative may allocate a number of shares to the underwriters and selling group members, if any, for sale to their online brokerage account holders. Any such allocations for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter or selling group member and should not be relied upon by investors.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships.  FBR may in the future provide us and our affiliates with investment banking and financial advisory services for which FBR may in the future receive customary fees. We have granted FBR a right of first refusal under certain circumstances to act as (i) financial advisor in connection with any purchase of sale of assets or a business combination or other strategic transaction and (ii) the sole book runner or sole placement agent in connection with any subsequent public or private offering of equity securities or other capital markets financing by us. Subject to completion of this offering, this right of first refusal extends for one year from the date of this offering. The terms of any such engagement of FBR will be determined by separate agreement.

LEGAL MATTERS

Foley & Lardner LLP in Jacksonville, Florida, will pass upon the validity of the shares of common stock offered by this prospectus and certain other legal matters for us. Locke Lord Bissell & Liddell LLP in Chicago, Illinois, will pass upon certain legal matters for the underwriters.

EXPERTS

The consolidated financial statements of Imperial Holdings, LLC and its subsidiaries at December 31, 2009 and 2008 and for each of the years ended December 31, 2009, 2008 and 2007 included in this prospectus and in the related registration statement have been audited by Grant Thornton LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and are included in this prospectus in reliance upon the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and the shares to be sold in this offering, we refer you to the registration statement, including the agreements, other documents and schedules filed as exhibits to the registration statement. Statements contained in this prospectus as to the contents of any agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of the agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by reference to the agreement or document to which it refers.

After completion of this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website at www.imprl.com. Information on our website is not incorporated by reference in this prospectus. In addition, we will provide copies of our filings free of charge to our shareholders upon request. Our SEC filings, including the registration statement of which this prospectus is a part, will also be available to you on the SEC’s Internet site at http://www.sec.gov. You may read and copy all or any portion of the registration statement or any reports, statements or other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can receive copies of these documents upon payment of a duplicating fee by writing to the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated and Combined Financial Statements as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 of Imperial Holdings, LLC and its Subsidiaries

Report of Grant Thornton LLP, Independent Registered Public Accounting Firm	F-2
Consolidated and Combined Balance Sheets as of December 31, 2008 and 2009	F-3
Consolidated and Combined Statements of Operations for the years ended December 31, 2007, 2008 and 2009	F-4
Consolidated and Combined Statements of Members’ Equity for the years ended December 31, 2007, 2008 and 2009	F-5
Consolidated and Combined Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009	F-6
Notes to Consolidated and Combined Financial Statements	F-7
Unaudited Interim Consolidated Financial Statements as of March 31, 2010 and for the three month periods ended March 31, 2009 and 2010 of Imperial Holdings, LLC and its Subsidiaries
Consolidated and Combined Balance Sheets as of March 31, 2009 and December 31, 2010 (unaudited)	F-26
Consolidated and Combined Unaudited Statements of Operations for three months ended March 31, 2009 and 2010	F-27
Consolidated and Combined Unaudited Statements of Members’ Equity for the three months ended March 31, 2010	F-28
Consolidated and Combined Unaudited Statements of Cash Flows for the three months ended March 31, 2009 and 2010	F-29
Notes to Consolidated and Combined Unaudited Financial Statements	F-30

Imperial Holdings, Inc. will succeed to the business of Imperial Holdings, LLC and its assets and liabilities pursuant to the corporate conversion of Imperial Holdings, LLC immediately prior to the closing of the offering as described in this prospectus.

Report of Independent Registered Public Accounting Firm

To the Members
Imperial Holdings, LLC

We have audited the accompanying consolidated and combined balance sheets of Imperial Holdings, LLC and subsidiaries (“the Company”) as of December 31, 2009 and 2008 and the related consolidated and combined statements of operations, members’ equity and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of Imperial Holdings, LLC and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/  GRANT THORNTON LLP

Fort Lauderdale, Florida
August 11, 2010

Imperial Holdings, LLC and Subsidiaries

CONSOLIDATED AND COMBINED BALANCE SHEETS
December 31,

	2008	2009

ASSETS
Assets
Cash and cash equivalents	$7,643,528	$15,890,799
Restricted cash	2,220,735	—
Certificate of deposit — restricted	659,154	669,835
Agency fees receivable, net of allowance for doubtful accounts	8,870,949	2,165,087
Deferred costs, net	26,650,270	26,323,244
Prepaid expenses and other assets	4,180,383	885,985
Deposits	476,095	982,417
Interest receivable, net	8,604,456	21,033,687
Loans receivable, net	148,743,591	189,111,302
Structured settlements receivables, net	1,140,925	151,543
Receivables from sales of structured settlements	—	320,241
Investment in life settlements (life insurance policies), at estimated fair value	—	4,306,280
Investment in life settlement fund	—	542,324
Fixed assets, net	1,850,338	1,337,344

Total assets	$211,040,424	$263,720,088

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Accounts payable and accrued expenses	$5,532,745	$3,169,028
Interest payable	5,563,392	12,627,322
Notes payable	183,461,848	231,064,481

Total liabilities	194,557,985	246,860,831
Member units — Series A preferred (500,000 authorized; 90,796 issued and outstanding as of December 31, 2009)	—	4,035,000
Member units — Series B preferred (50,000 authorized; 50,000 issued and outstanding as of December 31, 2009)	—	5,000,000
Member units — common (500,000 authorized; 450,000 issued and outstanding as of December 31, 2009 and 2008)	19,945,488	19,923,709
Accumulated deficit	(3,463,049)	(12,099,452)

Total members’ equity	16,482,439	16,859,257

Total liabilities and members’ equity	$211,040,424	$263,720,088

The accompanying notes are an integral part of this financial statement.

Imperial Holdings, LLC and Subsidiaries

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
For the Years Ended December 31,

	2007	2008	2009

Agency fee income	$24,514,935	$48,003,586	$26,113,814
Interest income	4,887,404	11,914,251	21,482,837
Origination fee income	525,964	9,398,679	29,852,722
Gain on sale of structured settlements	—	442,771	2,684,328
Gain on forgiveness of debt	—	—	16,409,799
Other income	2,300	47,400	71,348

Total income	29,930,603	69,806,687	96,614,848
Interest expense	1,343,069	12,752,314	33,754,798
Provision for losses on loans receivable	2,331,637	10,767,928	9,830,318
Loss (gain) on loan payoffs and settlements, net	(224,551)	2,737,620	12,058,007
Amortization of deferred costs	125,909	7,568,541	18,339,220
Selling, general and administrative expenses	24,334,465	41,566,410	31,268,908

Total expenses	27,910,529	75,392,813	105,251,251

Net income (loss)	$2,020,074	$(5,586,126)	$(8,636,403)

The accompanying notes are an integral part of this financial statement.

Imperial Holdings, LLC and Subsidiaries

CONSOLIDATED AND COMBINED STATEMENTS OF MEMBERS’ EQUITY
For the Years Ended December 31, 2007, 2008 and 2009

							Retained
							Earnings
	Member Units — Common		Member Units — Preferred A		Member Units — Preferred B		(Accumulated)
	Units	Amounts	Units	Amounts	Units	Amounts	Deficit	Total

Balance, December 31, 2006	221,729	$9,854,640	—	$—	—	$—	$103,003	$9,957,643
Member contributions	228,271	10,145,360	—	—	—	—	—	10,145,360
Net income	—	—	—	—	—	—	2,020,074	2,020,074

Balance, December 31, 2007	450,000	20,000,000	—	—	—	—	2,123,077	22,123,077
Member distributions	—	(54,512)	—	—	—	—	—	(54,512)
Net loss	—	—	—	—	—	—	(5,586,126)	(5,586,126)

Balance, December 31, 2008	450,000	19,945,488	—	—	—	—	(3,463,049)	16,482,439
Member distributions	—	(21,779)	—	—	—	—	—	(21,779)
Conversion of debt	—	—	90,796	4,035,000	—	—	—	4,035,000
Proceeds from sale of preferred units	—	—	—	—	50,000	5,000,000	—	5,000,000
Net loss	—	—	—	—	—	—	(8,636,403)	(8,636,403)

Balance, December 31, 2009	450,000	$19,923,709	90,796	$4,035,000	50,000	$5,000,000	$(12,099,452)	$16,859,257

The accompanying notes are an integral part of these financial statements.

Imperial Holdings, LLC and Subsidiaries

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,

	2007	2008	2009

Cash flows from operating activities
Net loss	$2,020,074	$(5,586,126)	$(8,636,403)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	405,049	794,306	888,446
Provision for doubtful accounts	287,676	1,046,178	1,289,353
Provision for losses on loans receivable	2,331,637	10,767,928	9,830,318
Loss (gain) of loan payoffs and settlements, net	(224,551)	2,737,620	12,058,007
Origination income	(525,964)	(9,398,679)	(29,852,722)
Gain on sale of structured settlements	—	(442,771)	(2,684,328)
Gain on forgiveness of debt	—	—	(16,409,799)
Interest income	(4,887,323)	(11,914,251)	(21,482,837)
Amortization of deferred costs	125,909	7,568,541	18,339,220
Change in assets and liabilities:
Certificate of deposit	(561,698)	(97,456)	(10,681)
Deposits	(419,248)	(19,717)	—
Agency fees receivable	(5,869,311)	(4,199,501)	5,416,509
Structured settlements receivables	(368,705)	(704,720)	4,658,300
Prepaid expenses and other assets	(930,953)	(2,201,314)	2,003,955
Accounts payable and accrued expenses	2,931,710	2,360,622	(536,823)
Interest payable	881,927	7,132,789	12,498,302

Net cash used in operating activities	(4,803,771)	(2,156,551)	(12,631,183)

Cash flows from investing activities
Purchases of fixed assets	(1,524,721)	(769,328)	(375,452)
Collection (purchase) of investment	(1,714,216)	1,714,216	(904,237)
Proceeds from loan payoffs	1,357,607	3,543,032	36,108,662
Originations of loans receivable, net	(37,528,305)	(107,301,524)	(64,143,742)

Net cash used in investing activities	(39,409,635)	(102,813,604)	(29,314,769)

Cash flows from financing activities
Member contributions	7,145,360	349,000	5,000,000
Member distributions	—	(54,512)	(21,779)
Payments of cash pledged as restricted deposits	(1,674,570)	(546,165)	1,536,111
Payment of financing fees	(672,205)	(22,608,882)	(17,168,828)
Repayment of borrowings under credit facilities	—	(15,289,740)	(22,665,616)
Repayment of borrowings from affiliates	—	(794,773)	(2,826,418)
Borrowings under credit facilities	35,559,122	131,823,862	73,402,645
Borrowings from affiliates	—	18,239,793	12,937,108

Net cash provided by financing activities	40,357,707	111,118,583	50,193,223

Net increase in cash and cash equivalents	(3,855,699)	6,148,428	8,247,271
Cash and cash equivalents, at beginning of year	5,350,799	1,495,100	7,643,528

Cash and cash equivalents, at end of year	$1,495,100	$7,643,528	$15,890,799

Supplemental disclosures of non-cash financing activities:
Conversion of debt to preferred member units	$—	$—	$4,035,000

Deferred costs paid directly by credit facility	$—	$10,926,246	$14,600,305

Notes contributed from members	3,000,000	—	—

Supplemental disclosures of cash flow information:
Cash paid for interest during the period	$458,830	$7,994,775	$20,311,173

The accompanying notes are an integral part of these financial statements.

Imperial Holdings, LLC and Subsidiaries

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
December 31, 2007, 2008 and 2009

NOTE 1 —	ORGANIZATION AND DESCRIPTION OF BUSINESS ACTIVITIES

Imperial Holdings, LLC (the “Company”) was formed pursuant to an operating agreement dated December 15, 2006 between IFS Holdings, Inc., IMEX Settlement Corporation, Premium Funding, Inc. and Red Oak Finance, LLC. The Company operates as a limited liability company. The Company, operating through its subsidiaries, is a specialty finance company with its corporate office in Boca Raton, Florida. As a limited liability company, each member’s liability is generally limited to the amounts reflected in their respective capital accounts. The Company operates in two reportable business segments: financing premiums for individual life insurance policies and purchasing structured settlements.

Premium Finance

A premium finance transaction is a transaction in which a life insurance policyholder obtains a loan, predominately through an irrevocable life insurance trust established by the insured, to pay insurance premiums for a fixed period of time. The Company’s typical premium finance loan is approximately two years in duration and is collateralized by the underlying life insurance policy. On each premium finance loan, the Company charges a loan origination fee and charges interest on the loan. In addition, the Company charges the referring agent an agency fee.

Structured Settlements

Washington Square Financial, LLC, a wholly owned subsidiary of the Company, purchases structured settlements from individuals. Structured settlements refer to a contract between a plaintiff and defendant whereby the plaintiff agrees to settle a lawsuit (usually a personal injury, product liability or medical malpractice claim) in exchange for periodic payments over time. A defendant’s payment obligation with respect to a structured settlement is usually assumed by a casualty insurance company. This payment obligation is then satisfied by the casualty insurer through the purchase of an annuity from a highly rated life insurance company, thereby providing a high credit quality stream of payments to the plaintiff.

Recipients of structured settlements are permitted to sell their deferred payment streams to a structured settlement purchaser pursuant to state statutes that require certain disclosures, notice to the obligors and state court approval. Through such sales, the Company purchases a certain number of fixed, scheduled future settlement payments on a discounted basis in exchange for a single lump sum payment.

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Combination

The consolidated and combined financial statements include the accounts of the Company, all of its wholly-owned subsidiaries and its special purpose entities. The special purpose entities have been created to fulfill specific objectives. Also included in the consolidated and combined financial statements is Imperial Life Financing, LLC which is owned by two members of the Company and is combined with the Company for reporting purposes. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of these consolidated and combined financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and such differences could be material. Significant estimates made by management include the

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

loan impairment valuation, allowance for doubtful accounts, and the valuation of investments in life settlements at December 31, 2009 and 2008.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, investments and all highly liquid instruments purchased with an original maturity of three months or less.

Loans Receivable

Loans receivable acquired or originated by the Company are reported at cost, adjusted for any deferred fees or costs in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 310-20, Receivables — Nonrefundable Fees and Other Costs, discounts, and loan impairment valuation. All loans are collateralized by life insurance policies. Interest income is accrued on the unpaid principal balance on a monthly basis based on the stated rate of interest on the loans. Discounts on loans receivable are accreted to interest income over the life of the loans using the effective interest method.

Loan Impairment Valuation

In accordance with ASC 310, Receivables, the Company specifically evaluates all loans for impairment based on the fair value of the underlying policies as collectability is primarily collateral dependent. The loans are considered to be collateral dependent as the repayment of the loans is expected to be provided by the underlying insurance policies. In the event of default of a loan, the Company has the option to take control of the underlying life insurance policy enabling it to sell the policy or for those loans that are insured (see below), collect the face value of the insurance certificate.

The loan impairment valuation is evaluated on a monthly basis by management and is based on management’s periodic review of the fair value of the underlying collateral. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The loan impairment valuation is established when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal, interest, and origination fee due according to the contractual terms of the loan agreement. Once established, the impairment cannot be reversed to earnings.

The Company purchased lender protection insurance coverage (LPIC) on loans that were sold to or participated by Imperial Life Financing, LLC, Imperial PFC Financing, LLC, Imperial Life Financing II, LLC, and Imperial PFC Financing II, LLC. This insurance mitigates the Company’s exposure to significant losses which may be caused by declines in the value of the underlying policies. For loans that have LPIC, a loan impairment valuation adjustment is established if the carrying value of the loan, origination fees, and interest receivable exceeds the amount of coverage at the end of the period.

For the year ended December 31, 2009, the Company recognized an impairment charge of approximately $8,616,000 and $1,214,000 on the loans and related interest, respectively, and is reflected as a component of the provision for losses on loans receivable in the accompanying consolidated and combined statement of operations. For the year ending December 31, 2008, the Company recognized an impairment charge of approximately $9,346,000 and $1,422,000 related to impaired loans and interest, respectively.

Agency Fees Receivable

Agency fees are charged for services related to premium finance transactions. Agency fees are due per the signed fee agreement. Agency fees receivable are reported net of an allowance for doubtful accounts.

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

Management’s determination of the allowance for doubtful accounts is based on an evaluation of the commission receivable, prior collection history, current economic conditions, and other inherent risks. The Company reviews agency fees receivable aging on a regular basis to determine if any of the receivables are past due. The Company writes off all uncollectible agency fee receivable balances against its allowance. The allowance for doubtful accounts was approximately $120,000 and $769,000 for the years ended December 31, 2009 and 2008, respectively.

Deferred Costs

Deferred costs include costs incurred in connection with acquiring and maintaining credit facilities and costs incurred in connection with securing lender protection insurance coverage. These costs are amortized over the life of the related loan using the effective interest method and are classified as amortization of deferred costs in the accompanying consolidated and combined statement of operations.

Origination Income

Loans often include origination fees which are fees payable to the Company on the date the loan matures. The fees are negotiated at the inception of the loan on a transaction by transaction basis. The fees are accreted into income over the term of the loan using the effective interest method.

In accordance with the provisions of ASC 310-20, deferred income related to the origination fees is reduced by the deferred costs that are directly related to the creation of a loan receivable. The accreted balance of originations fees are included in loans receivable in the accompanying consolidated and combined balance sheet.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation of fixed assets on a straight-line basis over the estimated useful lives of the assets which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the expected life of the improvement or the remaining lease term.

Agency Fee Income

Agency fee income for the premium finance business is recognized as the loan is funded.

Interest Income

Interest income consists of interest earned on loans receivable, income from accretion of discounts on purchased loans, and accretion of discounts on purchased structured settlement receivables. Interest income is recognized when earned and discounts are accreted over the remaining life of the loan using the effective interest method.

Loss in Loan Payoffs and Settlements, Net

When a premium finance loan matures, we record the difference between the carrying value of the loan, net of allowance for losses on loans receivable, and the cash received, or the fair value of the life insurance policy that is obtained in the event of payment default, as a gain or loss on loan payoffs and settlements, net. This account was significantly impacted by the Acorn settlement (see Note 14) whereby the Company recorded a loss on loan payoffs and settlements of $10,182,000 and $1,868,000 during the years ended December 31, 2009 and 2008, respectively.

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

Marketing Expense

Marketing costs are expensed as incurred and were approximately $4,583,000, $6,053,000 and $2,298,000 for the years ended December 31, 2009, 2008 and 2007, respectively. These costs are included within selling, general and administrative expenses in the consolidated and combined statement of operations.

Investment in Life Settlements

When the Company becomes the owner of a life insurance policy following a default on a premium finance loan, the life insurance policy is accounted for as an investment in life settlements. Investments in life settlements are accounted for in accordance with ASC 325-30, Investments in Insurance Contracts, which states that an investor shall elect to account for its investments in life settlement contracts using either the investment method or the fair value method. The election is made on an instrument-by-instrument basis and is irrevocable. The Company has elected to account for these investments using the fair value method.

Investment in Other Companies

The Company uses the equity method of accounting to account for its investment in other companies which the Company does not control but over which it exerts significant influence; generally this represents ownership interest of at least 20% and not more than 50%. The Company considers whether the fair values of any of its investments have declined below their carrying values whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If the Company considers any such decline to be other than temporary, a write-down would be recorded to estimated fair value. As of December 31, 2009, the Company has an investment in a life settlement fund (see Note 12) and the Company has not recorded any losses on this investment.

Fair Value Measurements

The Company follows ASC 820, Fair Value Measurements and Disclosures when required to measure fair value for recognition or disclosure purposes. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level hierarchy for fair value measurements which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 — Valuation is based on unadjusted quoted prices in active markets for identical assets and liabilities that are accessible at the reporting date. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuation is determined from pricing inputs that are other than quoted prices in active markets that are either directly or indirectly observable as of the reporting date. Observable inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Valuation is based on inputs that are both significant to the fair value measurement and unobservable. Level 3 inputs include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value generally require significant management judgment or estimation.

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value of assets and liabilities is greatest for items categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the reporting date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy. See Note 13 — Fair Value Measurements.

Income Taxes

The Company operates as a limited liability company. As a result, the income taxes on the earnings are payable by the member. Accordingly, no provision or liability for income taxes is reflected in the accompanying consolidated financial statements.

Effective January 1, 2007, the Company adopted the provisions of ASC 740, Income Taxes, related to uncertain tax positions. As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied the uncertain tax position guidance to all tax positions for which the statute of limitations remained open. The Company is subject to filing tax returns in the United States federal jurisdiction and various states. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company’s open tax years for United States federal and state income tax examinations by tax authorities are 2006 to 2009. The Company’s policy is to classify interest and penalties (if any) as administrative expenses. The Company does not have any material uncertain tax positions; therefore, there was no impact on the Company’s consolidated financial statements.

Restricted Cash

Under the credit facility with Acorn, the Company was required to pledge collateral of at least 15% of the aggregate amount of loans held under the facility. As of December 31, 2008, the Company had pledged cash of approximately $2,221,000, which was classified as restricted cash. The restricted cash was released as part of the Acorn settlements agreement (see Note 14).

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

Risks and Uncertainties

In the normal course of business, the Company encounters economic risk. There are three main components of economic risk: credit risk, market risk and concentration of credit risk. Credit risk is the risk of default on the Company’s loan portfolio that results from a borrower’s inability or unwillingness to make contractually required payments. Market risk for the Company includes interest rate risk. Market risk also reflects the risk of declines in valuation of the Company’s investments.

Reclassifications

Certain reclassifications and other immaterial adjustments have been made to the previously issued amounts to conform their treatment to the current presentation. These adjustments had no impact on total assets or total equity. The impact on the statement of operations was immaterial.

Recent Accounting Pronouncements

In May 2009, the FASB issued authoritative guidance related to ASC 855, Subsequent Events. The guidance provides authoritative accounting literature related to evaluating subsequent events that was previously addressed only in the auditing literature. The guidance is similar to the current guidance with some exceptions that are not intended to result in significant change to current practice. This guidance is effective for interim and annual periods ending after June 15, 2009. We adopted the guidance and the adoption did not have an impact on our financial position, results of operations or cash flows.

In June 2009, the FASB issued authoritative guidance which established the FASB Accounting Standards Codification (“Codification” or “ASC”) as the source of authoritative GAAP recognized by the FASB to be applied to nongovernmental entities, and rules and interpretive releases of the Securities and Exchange Commission (SEC) as authoritative GAAP for SEC registrants. The codification supersedes all the existing non-SEC accounting and reporting standards upon its effective date and, subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. This guidance is effective for interim and annual periods ending after September 15, 2009. The guidance did not have an impact on our consolidated financial statements except that references to accounting standards have been updated to reflect the codification.

In August 2009 and September 2009, the FASB issued new guidance impacting ASC 820, Fair Value Measurement and Disclosures. The first guidance in August 2009 is intended to reduce ambiguity in financial reporting when measuring the fair value of liabilities. This guidance was effective for the first reporting period (including interim periods) after its issuance. The second guidance issued in September 2009 creates a practical expedient to measure the fair value of an alternative investment that does not have a readily determinable fair value. This guidance also requires certain additional disclosures. This guidance is effective for interim and annual periods ending after December 15, 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.

NOTE 3 —	LIQUIDITY

The Company incurred an operating loss during 2009. The Company plans to obtain additional financing from third party lenders to continue to fund its operations. There can be no assurances that the additional financing will be available, or that, if available the financing will be obtainable on terms acceptable to the Company. If the Company fails to obtain additional financing, it may need to obtain additional financial support from its owners.

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

NOTE 4 —	DEFERRED COSTS

During 2009, the Company paid $16,910,000 in lender protection insurance coverage premiums which are being capitalized and amortized over the life of the loans using the effective interest method. The balance of costs related to lender protection insurance coverage premium included in deferred costs in the accompanying balance sheet at December 31, 2009 was approximately $21,001,000, net of accumulated amortization of approximately $28,351,000. The state surplus taxes on the lender protection insurance coverage premiums are 3.6% to 4.0% of the premiums paid. The Company paid $647,000 in state surplus taxes during 2009. These costs are being capitalized and amortized over the life of the loans using the effective interest method. The balance of costs related to state surplus taxes included in deferred costs in the accompanying balance sheet at December 31, 2009 was approximately $1,190,000, net of accumulated amortization of approximately $590,000.

During 2009, the Company paid loan closing fees of approximately $1,350,000 related to the closing of the financing agreement with Cedar Lane Capital, LLC and approximately $629,000 related to the closing of the financing agreement with White Oak Global Advisors, LLC (see Note 14). These costs are being capitalized and amortized over the life of the credit facilities using the effective interest method. The balance of costs related to securing credit facilities included in deferred costs in the accompanying balance sheet at December 31, 2009 was approximately $4,108,000, net of accumulated amortization of approximately $2,995,000.

In May 2009, the Company settled its lawsuit with Acorn Capital Group, a credit facility (see Note 14) and capitalized legal fees related to the settlement for loans that continue per the Settlement Agreement. The costs are being capitalized and amortized over the life of the new agreement using the effective interest method. The balance of these costs included in deferred costs in the accompanying balance sheet at December 31, 2009 was approximately $24,000, net of accumulated amortization of approximately $62,000.

NOTE 5 —	DEPOSITS

In June 2007, the Company provided three $100,000 deposits to various states as a requirement for applying for and obtaining life settlement licenses in those states. The deposits are held by the state or custodians of the state and bear interest at market rates. Interest is generally distributed to the Company on a quarterly basis. Interest income of approximately $2,000 has been recognized on these deposits for the year ended December 31, 2009.

In June 2007, the Company purchased five surety bonds in various amounts as a requirement for applying for and obtaining life settlement licenses in certain states. The surety bonds were backed by a letter of credit by a regional bank which was collateralized by a certificate of deposit with the bank in the amount of $550,000.

In February 2008, the Company obtained a new letter of credit from a national bank which is collateralized by a certificate of deposit with the bank in the amount of $100,000. The certificate of deposit accrues interest at 2.23% per annum. The Company renewed the certificate of deposit on February 14, 2010 and it matures on February 14, 2011.

In May 2008, the Company redeemed the certificate of deposit that was purchased in June 2007 and received approximately $558,000 in cash, which included accrued interest. The Company amended the $100,000 letter of credit with the national bank to increase the letter of credit to $650,000. The Company purchased an additional certificate of deposit with the bank in the amount of $550,000. The certificate of deposit accrues interest at 1.00% per annum. The certificate of deposit was renewed on May 15, 2010 and it matures on May 15, 2012. The letter of credit expires on May 10, 2010.

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

The Company expects to continue to maintain the certificates of deposit as collateral for the foreseeable future. The certificates of deposit are recorded at cost in the balance sheet and are restricted at year end. Interest income of approximately $11,000 has been recognized as of December 31, 2009.

NOTE 6 —	FIXED ASSETS

Fixed assets at December 31, 2008 and 2009 are summarized as follows:

	2008	2009

Computer software and equipment	$1,644,636	$1,885,904
Furniture, fixtures and equipment	957,717	1,025,841
Leasehold improvements	465,836	531,896

	3,068,189	3,443,641
Less: Accumulated depreciation	1,217,851	2,106,297

Fixed assets, net	$1,850,338	$1,337,344

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was approximately $888,000, $794,000 and $405,000, respectively.

NOTE 7 —	LOANS RECEIVABLE

A summary of loans receivables at December 31, 2008 and 2009 is as follows:

	2008	2009

Loan principal balance	$147,937,524	$167,691,534
Loan origination fees, net	11,021,018	33,044,935
Discount, net	(1,353,041)	(26,403)
Loan impairment valuation	(8,861,910)	(11,598,764)

Loans receivable, net	$148,743,591	$189,111,302

Loan origination fees include origination fees which are payable to the Company on the date the loan matures. The loan origination fees are reduced by any direct costs that are directly related to the creation of the loan receivable in accordance with ASC 310-20, Receivables — Nonrefundable Fees and Other Costs, and the net balance is accreted over the life of the loan using the effective interest method. Discounts include purchase discounts, net of accretion, which are attributable to loans that were acquired from affiliated companies under common ownership and control.

In accordance with ASC 310, Receivables, the Company specifically evaluates all loans for impairment based on the fair value of the underlying policies as foreclosure is considered probable. The loans are considered to be collateral dependent as the repayment of the loans is expected to be provided by the underlying policies. The principle balance for impaired loans was approximately $54,448,000 and $30,968,000 at December 31, 2009 and 2008, respectively. The interest recognized on the impaired loans was approximately $7,670,000 and $2,227,000 for the year ended December 31, 2009 and 2008, respectively.

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

An analysis of the loan impairment valuation for the year ended December 31, 2009 is as follows:

	Loans	Interest
	Receivable	Receivable	Total

Balance at beginning of period	$8,861,910	$1,441,552	$10,303,462
Provision for loan losses	8,616,097	1,214,221	9,830,318
Charge-offs	(5,879,243)	(867,229)	(6,746,472)
Recoveries	—	—	—

Balance at end of period	$11,598,764	$1,788,544	$13,387,308

An analysis of the loan impairment valuation for the year ended December 31, 2008 is as follows:

	Loans	Interest
	Receivable	Receivable	Total

Balance at beginning of period	$2,250,580	$81,057	$2,331,637
Provision for loan losses	8,927,947	1,839,981	10,767,928
Charge-offs	(2,316,617)	(479,486)	(2,796,103)
Recoveries	—	—	—

Balance at end of period	$8,861,910	$1,441,552	$10,303,462

As of December 31, 2009, the loan portfolio consisted of loans due in the next 2 to 5 years with both fixed (8.5% average interest rate among all fixed rate loans, compounded monthly) and variable (10.7% average interest rate among all variable rate loans) interest rates.

During 2009 and 2008, the Company originated 194 and 499 loans receivable with a principal balance of approximately $51,227,000 and $99,557,000, respectively. The balances of these loans were financed from the Company’s credit facilities. All loans were issued to finance insurance premiums. Loan interest receivable at December 31, 2009 and 2008, was approximately $21,030,000, and $8,604,000 net of impairment of approximately $1,789,000 and $1,442,000, respectively. As of December 31, 2009, there were 696 loans with the average loan balance of approximately $246,000.

In November 2008, the Company acquired two loans from an affiliated company under common ownership and control for cash. These loans were purchased by the affiliated company and had an unpaid principal balance at the date of purchase of approximately $725,000 and were purchased for approximately $811,000, which included approximately $691,000 for the loans and approximately $120,000 for purchased interest. The resulting discount at date of purchase was approximately $34,000 and is accreted over the life of the loans.

In 2009 and 2008, the Company financed subsequent premiums to keep the underlying insurance policies in force on 485 and 284 loans receivable with a principal balance of approximately $15,718,000 and $8,354,000, respectively. This balance included approximately $6,204,000 and $3,371,000 of loans financed from the Company’s credit facilities and approximately $9,514,000 and $4,983,000 of loans financed with cash received from affiliated companies, respectively.

During 2009 and 2008, 110 and 10 of the Company’s loans were paid off with proceeds totaling approximately $36,109,000 and $3,543,000, respectively, of which approximately $27,864,000 and $3,005,000 was for the principal of the loans and approximately $3,775,000 and $476,000 was for accrued interest, respectively. The loans had discount balances at the time of repayment totaling approximately $60,000 and $391,000, respectively. The Company recognized losses of approximately $73,000 and $441,000 on these transactions, respectively.

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

The Company wrote off 94 and 18 loans during 2009 and 2008 respectively, because the collectability of the original loans was unlikely and the underlying policies were allowed to lapse. The principal amount written off was approximately $3,309,000 and $3,348,000 with accrued interest of approximately $572,000 and $552,000, respectively, and accreted origination fees of approximately $153,000. The Company had an impairment associated with these loans of approximately $1,471,000 and $2,605,000 and incurred a loss on these loans of approximately $2,612,000 and $1,245,000, respectively.

During 2009 and 2008, the Company wrote off 64 and 11 loans, respectively related to the Acorn facility (see Note 14). The principal amount written off was approximately $8,441,000 and $1,761,000 with accrued interest of approximately $1,031,000 and $192,000, and origination receivable of approximately $559,000 and $52,000, respectively. The Company had an impairment associated with these loans of approximately $584,000 and $137,000, and incurred a loss on these loans of approximately $10,182,000 and $1,868,000, respectively.

NOTE 8 —	ORIGINATION FEES

A summary of the balances of origination fees that are included in loans receivable in the consolidated and balance sheet as of December 31 is as follows:

	2008	2009

Loan origination fees gross	$46,124,533	$57,641,266
Un-accreted origination fees	(36,257,855)	(25,211,898)
Amortized loan originations costs	1,154,340	615,567

Total	$11,021,018	$33,044,935

Loan origination fees are fees payable to the Company on the date of loan maturity or repayment. Loan origination costs are deferred costs that are directly related to the creation of the loan receivable.

NOTE 9 —	AGENCY FEES RECEIVABLE

Agency fees receivable are agency fees due from insurance agents related to premium finance loans. The balance of agency fees receivable at December 31, 2009 and 2008 were approximately $2,165,000 and $8,871,000 respectively, net of a reserve of approximately $120,000 and $769,000, respectively. Bad debt expense was approximately $1,289,000 and $1,046,000 at December 31, 2009 and 2008, respectively, and is included in selling, general and administrative expenses on the consolidated and combined statement of operations.

NOTE 10 —	STRUCTURED SETTLEMENTS

Total income recognized on structured settlement transactions for the year ended December 31, 2009 was approximately $1,211,000 through accretion. The receivables at December 31, 2009 were approximately $152,000, net of a discount of approximately $153,000.

During 2009, the Company sold several structured settlements with proceeds totaling approximately $15,344,000, of which approximately $31,519,000 was for receivables, net of a discount of approximately $18,539,000, and a holdback of approximately $320,000. The Company recognized a gain of approximately $2,684,000 on this transaction. The Company was also retained to service the future collections on one of the sales and collected approximately $90,000 at December 31, 2009 for future servicing activity. This amount is reflected in the accounts payable, accrued expenses, and other liabilities section of the balance sheet.

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

The holdback is equal to the aggregate amount of payments due and payable by the annuity holder within 90 days after the date of sale. These amounts are held back in accordance with the purchase agreement and will be released upon proof of collection by the Company acting as servicer. Of the total holdback of approximately $320,000 receivable at December 31, 2009, approximately $102,000 was collected subsequent to year end. The remaining $218,000 was received from the annuity issuers but the holdback was not released to the Company until June, 2010. As such, this amount was recorded as a receivable as of December 31, 2009.

NOTE 11 —	INVESTMENT IN LIFE SETTLEMENTS (LIFE INSURANCE POLICIES)

During 2009, the Company acquired certain life insurance policies as a result of certain of the Company’s borrowers defaulting on premium finance loans and relinquishing the underlying policy to the Company in exchange for being released from further obligations under the loan. The Company elected to account for these policies using the fair value method. The fair value is determined on a discounted cash flow basis, incorporating current life expectancy assumptions. The discount rate incorporates current information about market interest rates, the credit exposure to the insurance company that issued the life settlement contracts and the Company’s estimate of the risk premium an investor in the policy would require.

During 2009, the Company recognized a gain of approximately $843,000 which was recorded at the time of foreclosure related to adjusting the policies to fair value and is included in loss on loan payoffs and settlements, net in the accompanying consolidated and combined statement of operations. The following table describes the Company’s investment in life settlements as of December 31, 2009.

Remaining	Number of
Life Expectancy	Life Settlement	Fair	Face
(In Years)	Contracts	Value	Value

0-1	—	$—	$—
1-2	—	—	—
2-3	—	—	—
3-4	—	—	—
4-5	—	—	—
Thereafter	27	4,306,280	72,875,000

Total	27	$4,306,280	$72,875,000

Premiums to be paid for each of the five succeeding fiscal years to keep the life insurance policies in force as of December 31, 2009, are as follows:

2010	$1,523,016
2011	1,667,116
2012	1,689,947
2013	1,800,647
2014	1,954,147
Thereafter	23,899,310

$32,534,183

NOTE 12 —	INVESTMENT IN LIFE SETTLEMENT FUND

On September 3, 2009, the Company formed MXT Investments, LLC (“MXT Investments”) as a wholly-owned subsidiary. MXT Investments signed an agreement with Insurance Strategies Fund, LLC (“Insurance Strategies”) whereby MXT Investments would purchase an equity interest in Insurance Strategies in exchange

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

for providing financing for the acquisition of life insurance policies. Insurance Strategies would purchase life insurance policies from the Company and other sources. During 2009, MXT Investments contributed approximately $904,000 to Insurance Strategies and Insurance Strategies purchased 5 insurance policies from the Company for approximately $1,434,000. No gain was recognized on the transaction due to the related equity contribution made by MXT Investments into Insurance Strategies. As of December 31, 2009, MXT Investments had investments in Insurance Strategies of $542,000, net of deferred gains of $362,000.

NOTE 13 —	FAIR VALUE MEASUREMENTS

The balances of the Company’s assets measured at fair value as of December 31, 2009, are as follows:

				Total
	Level 1	Level 2	Level 3	Fair Value

Assets:
Investment in life settlements	$—	$—	$4,306,280	$4,306,280

The following table provides a roll-forward in the changes in fair value for the year ended December 31, 2009, for all assets for which the Company determines fair value using a material level of unobservable (Level 3) inputs.

Balance, December 31, 2008	$—
Change in unrealized appreciation	—
Acquisition of policies	4,306,280

Balance, December 31, 2009	$4,306,280

Unrealized appreciation, December 31, 2009	$—

Investments in insurance policies were acquired in conjunction with the acquisition of life insurance policies upon relinquishment by the borrower after default on premium finance loans during September to December 2009. During this time there were no significant changes in life expectancy assumptions, market interest rates, credit exposure to insurance companies, or estimated risk margins required by investors. As such, the cost approximates the fair value and no unrealized appreciation or depreciation occurred during the period.

NOTE 14 —	NOTES PAYABLE

A summary of the principal balances of notes payable included in the consolidated and combined balance sheet as of December 31, 2009 is as follows:

Total Notes
Payable

Acorn Capital Group	$9,178,805
CTL Holdings, LLC	49,743,657
Ableco Finance	96,173,950
White Oak, Inc.	26,594,974
Cedar Lane	11,806,000
Other Note Payable	9,627,123
Related Party	27,939,972

Total	$231,064,481

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

Acorn Capital Group

A lender, Acorn Capital Group (“Acorn”), breached a credit facility agreement with the Company by not funding ongoing premiums on certain life insurance policies serving as collateral for premium finance loans. The first time that they failed to make scheduled premium payments was in July 2008 and the Company had no forewarning that this lender was experiencing financial difficulties. When they stopped funding under the credit facility, the Company had no time to seek other financing to fund the ongoing premiums. The result was that a total of 81 policies lapsed due to non-payment of premiums from January 1, 2008 though March 31, 2010.

In May 2009, the Company entered a settlement agreement whereby Acorn released us from our obligations related to the credit agreement. Acorn subsequently assigned all of is rights and obligations under the settlement agreement to Asset Based Resource Group, LLC (“ABRG”). As part of the settlement agreement, the Company continues to service the original loans and ABRG determines whether or not it will continue to fund the loans. If ABRG chooses not to continue funding a loan, the Company has the option to fund the loan or try to sell the loan or related policy to another party. During 2008, the Company recorded losses of approximately $1,868,000 related to policies that lapsed where ABRG decided not to fund the second year premium. Once the Company is legally released from their debt obligation either judicially or by ABRG, the Company will record a corresponding debt reduction. During 2009, the Company recorded additional losses of approximately $10,182,000 related to additional policies that lapsed.

As part of the settlement agreement, new notes were signed with annual interest rates of 14.5% compounding annually and totaled approximately $12,650,000 on May 19, 2009. On the notes that were cancelled by ABRG, the Company was forgiven principal totaling approximately $13,783,000 and interest of approximately $2,627,000 in 2009. As of December 31, 2009 and 2008 the Company owed approximately $9,179,000 and $22,440,000, respectively, and accrued interest was approximately $2,412,000 and $3,214,000, respectively.

CTL Holdings LLC

On December 27, 2007, Imperial Life Financing, LLC was formed to enter into a $50,000,000 loan agreement with CTL Holdings, LLC, an affiliated entity under common ownership and control, Imperial Life Financing, LLC has used the proceeds of the loan to fund our origination of premium finance loans in exchange for a participation interest in the loans. There were no borrowings under this arrangement during 2007.

In April 2008, CTL Holdings, LLC, entered into a participation agreement with Perella Weinberg Partners Asset Based Value Master Fund II, L.P. with Imperial Holdings, LLC as the guarantor whereby Perella Weinberg Partners contributed $10,000,000 for an interest in the participated notes with Imperial Life Finance, LLC. In connection with Perella’s purchase of the participation interest, we agreed to reimburse CTL Holdings’ sole owner, Cedarmount, for any amounts paid or allocated to Perella under the participation agreement which cause Cedarmount’s rate of return paid by Imperial Life Financing to be less than 10% per annum on the funds Cedarmount advanced to CTL Holdings to make loans to us or cause Cedarmount not to recover its invested capital.

In April 2008, the CTL Holdings, LLC loan agreement was amended and the authorized borrowings were increased from $50,000,000 to $100,000,000. The first $50,000,000 tranche (Tranche A) was restricted such that no further advances could be made with the exception of funding second year premiums. All new advances are made under the second $50,000,000 tranche (Tranche B). The credit facility matures on December 26, 2012.

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

The loans are payable as the corresponding premium finance loans mature and as of March 31, 2010, bear a weighted average annual interest rate of approximately 10.31% on average. The agreement does not include any financial covenants but does contain certain nonfinancial covenants and restrictions. All of the assets of Imperial Life Financing, LLC serve as collateral under the credit facility. The outstanding principal at December 31, 2009 and 2008 was approximately $21,863,000 and $44,391,000, respectively and accrued interest was approximately $46,000 and $32,000, respectively.

In November 2008, Imperial Life Financing, LLC entered into a promissory note for $30,000,000 with CTL Holdings, LLC. The note is due on December 26, 2012 and bears interest at a fixed rate per advance. The average interest rate as of December 31, 2009 is approximately 10.2%. The outstanding principal at December 31, 2009 and 2008 was approximately $27,881,000 and $16,190,000, respectively, and accrued interest was approximately $2,820,000 and $100,000, respectively.

Ableco Finance

On July 22, 2008, Imperial PFC Financing, LLC was formed to enter into a loan agreement with Ableco Finance, LLC, so that Imperial PFC Financing, LLC could purchase Imperial Premium Finance notes for cash or a participation interest in the notes. The loan agreement is for $100,000,000. In October 2009, Imperial PFC Financing, LLC signed an amendment to the loan agreement adding a revolving line of credit of $3,000,000 to only be used to pay down interest. The agreement is for a term of three years and the borrowings bear an annual interest rate of 16.5% compounded monthly. The agreement does not include any financial covenants but does contain certain nonfinancial covenants and restrictions. The notes are payable 26 months from the date of issuance. All of the assets of Imperial PFC Financing, LLC serve as collateral under this credit facility. The loan matures February 7, 2011. The outstanding principal at December 31, 2009 and 2008 was approximately $96,174,000 and $71,594,000, respectively and accrued interest was approximately $1,401,000 and $1,153,000, respectively.

White Oak, Inc.

On February 5, 2009, Imperial Life Financing II, LLC, was formed to enter into a loan agreement with White Oak Global Advisors, LLC, so that Imperial Life Financing II, LLC could purchase Imperial Premium Finance notes in exchange for cash or a participation interest in the notes.

The loan agreement is for $15,000,000 and the interest rate for each borrowing made under the agreement varies. All of the assets of Imperial Life Financing II, LLC serve as collateral under this facility. The notes are payable 6-26 months from issuance and the facility matures on September 30, 2011.

In September 2009, the Imperial Life Financing II, LLC loan agreement was amended to increase the commitment by $12,000,000 to a total commitment of $27,000,000. All of the assets of Imperial Life Financing II, LLC serve as collateral under this facility. The notes are payable 6-26 months from issuance and the facility matures on March 11, 2012. The outstanding principal at December 31, 2009 was approximately $26,595,000 and accrued interest was approximately $3,858,000.

Cedar Lane

On December 2, 2009, Imperial PFC Financing II, LLC was formed to enter into a financing agreement with Cedar Lane Capital, LLC, so that Imperial PFC Financing II, LLC could purchase Imperial Premium Finance notes for cash or a participation interest in the notes. The financing agreement is for a minimum of $5,000,000 to a maximum of $250,000,000. The agreement is for a term of 28 months from the time of borrowing and the borrowings bear an annual interest rate of 14%, 15% or 16%, depending on the class of lender and are compounded monthly. The Company had available capacity under the facility of approximately

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

$238,194,000 at December 31, 2009. All of the assets of Imperial PFC Financing II, LLC serve as collateral under this credit facility. The outstanding principal at December 31, 2009 was approximately $11,806,000 and accrued interest was approximately $111,000.

Other Note Payable

On August 31, 2009, the Company extended its promissory note, with an unrelated party, with a revolving line of credit of $25,000,000. This note plus accrued interest are due and payable in full in one lump sum on August 1, 2011, unless the lender shall provide notice on or prior to the third business day prior to the originally scheduled maturity date or any extended maturity date demanding payment on such date, the maturity date shall be extended automatically for an additional 60 days. This note bears an annual interest rate of 16.5%. The available credit on this note as of December 31, 2009 was approximately $15,373,000.

There is no collateral pledged to secure this note. As of December 31, 2009 and 2008, the balance of the note was approximately $9,627,000 and $11,572,000, respectively, with accrued interest of approximately $469,000 and $86,000, respectively.

Related Party

As of December 31, 2008, the Company had a note with a related party with principal and accrued interest of approximately $2,513,000 and $16,000, respectively. During 2009, this note was converted to preferred equity units (see NOTE 18). There was no gain or loss recorded as a result of this transaction as the fair value of the equity approximated the fair value of the debt at the time of conversion.

In June 2008 and in August 2008, the Company entered into balloon promissory note agreements with a related party where money was borrowed to cover operating expenses of approximately $5,000,000 and $1,600,000, respectively. The loan agreements are unsecured, have terms of two years, and bear an annual interest rate of 16.5% compounded monthly. In August 2009, the Company paid off these notes with proceeds from a note issued with a new debtor which bears an interest rate of 16.5% and matures on August 1, 2011. The outstanding principal balance of this new note at December 31, 2009 was approximately $17,616,000 and accrued interest was approximately $980,000.

In August 2008, the Company entered into balloon promissory note agreements with a related party where money was borrowed to cover operating expenses of approximately $2,049,000 of which $274,000 was repaid within two months, leaving a balance of approximately $1,775,000. The loan agreements were for $1,500,000; $200,000; and $75,000, are unsecured, have terms of two years, and bear an annual interest rate of 16% compounded monthly. This note was converted to preferred equity units during 2009 (see Note 18). There was no gain or loss recorded as a result of this transaction as the fair value of the equity approximated the fair value of the debt at the time of conversion.

In October 2008, the Company entered into two balloon promissory note agreements with a related party where money was borrowed to cover operating expenses of approximately $8,900,000. The loan agreements were for $4,450,000 each, are unsecured, have terms of two years, and bear an annual interest rate of 16.5% compounded monthly. On August 31, 2009, these notes were assigned to another related party and consolidated into a new revolving promissory note which bears an interest rate of 16.5% and matures on August 1, 2011. The outstanding principal at December 31, 2009 was approximately $10,324,000 and accrued interest was approximately $569,000.

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

Maturities

The aggregate maturities of notes payable subsequent to December 31, 2009 are as follows:

							Other
							Related
	Acorn	CTL	Ableco	White Oak	Cedar Lane	Other	Party	Total

2010	$9,178,805	$24,936,541	$—	$6,036,372	$—	$—	$—	$40,151,718
2011	—	21,481,589	96,173,950	20,558,602	—	9,627,123	27,939,972	175,781,236
2012	—	3,325,527	—	—	11,806,000	—	—	15,131,527

	$9,178,805	$49,743,657	$96,173,950	$26,594,974	$11,806,000	$9,627,123	$27,939,972	$231,064,481

NOTE 15 —	SEGMENT INFORMATION

The Company operates in two segments: financing premiums for individual life insurance policies and purchasing structured settlements. The premium finance segment provides financing in the form of loans to trusts and individuals for the purchase of life insurance policies and the loans are collateralized by the life insurance policies. The structured settlements segment purchases structured settlements from individuals.

Recipients of structured settlements are permitted to sell their deferred payment streams to a structured settlement purchaser pursuant to state statutes that require certain disclosures, notice to the obligors and state court approval. Through such sales, the Company purchases a certain number of fixed, scheduled future settlement payments on a discounted basis in exchange for a single lump sum payment.

The performance of the segments is evaluated on the segment level by members of the Company’s senior management team. Cash and income taxes generally are managed centrally. Performance of the segments is based on revenue and cost control.

Segment results and reconciliation to consolidated net income were as follows:

	Year Ended
	December 31	December 31	December 31
	2007	2008	2009

Premium finance
Income
Agency fee income	$24,514,935	$48,003,586	$26,113,814
Origination income	525,964	9,398,679	29,852,722
Interest income	4,879,416	11,339,822	20,271,581
Gain on forgiveness of debt	—	—	16,409,799
Other income	—	—	398

	29,920,315	68,742,087	92,648,314

Direct segment expenses
Interest expense	776,621	9,913,856	28,466,092
Provision for losses	2,331,637	10,767,928	9,830,318
Loss (gain) on loans payoff and settlements, net	(224,551)	2,737,620	12,058,007
Amortization of deferred costs	125,909	7,568,541	18,339,220
SG&A expense	15,081,517	21,744,468	13,741,737

	18,091,133	52,732,413	82,435,374

Segment operating income	$11,829,182	$16,009,674	$10,212,940

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

	Year Ended
	December 31	December 31	December 31
	2007	2008	2009

Structured settlements
Income
Gain on sale of structured settlements	$—	$442,771	$2,684,328
Interest income	7,988	574,429	1,211,256
Other income	2,300	47,400	70,950

	10,288	1,064,600	3,966,534

Direct segment expenses
SG&A expenses	2,722,377	9,770,400	9,474,887

Segment operating loss	$(2,712,089)	$(8,705,800)	$(5,508,353)

Consolidated
Segment operating income	$9,117,093	$7,303,874	$4,704,587
Unallocated expenses
SG&A expenses	6,530,571	10,051,542	8,052,284
Interest expense	566,448	2,838,458	5,288,706

	7,097,019	12,890,000	13,340,990

Net income (loss)	$2,020,074	$(5,586,126)	$(8,636,403)

Segment assets and reconciliation to consolidated total assets were as follows:

	December 31	December 31
	2008	2009

Direct segment assets
Premium finance	$205,428,688	$245,574,288
Structured settlements	2,299,720	9,201,017

	207,728,408	254,775,305
Other unallocated assets	3,312,016	8,944,783

	$211,040,424	$263,720,088

Amounts are attributed to the segment that holds the assets. There are no intercompany sales and all intercompany account balances are eliminated in segment reporting.

NOTE 16 —	RELATED PARTY TRANSACTIONS

The Company obtained brokerage services from a related party. The Company incurred expenses of approximately $1,521,000 for the year ended December 31, 2008 for commissions related to broker services provided by this related party. The Company owed this broker $78,000 at December 31, 2008. There were no services obtained from this broker for the year ended December 31, 2009.

The Company incurred consulting fees of approximately $926,000 and $3,082,000 for the years ended December 31, 2009 and 2008, respectively, for services provided by parties related to the Company. As of December 31, 2009 and 2008, there was approximately $354,000 and $2,000,000 owed to these related parties, respectively.

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

NOTE 17 —	COMMITMENTS AND CONTINGENCIES

The Company leases office space under operating lease agreements. The leases expire at various dates through 2012. Some of these leases contain a provision for a 5% increase of the base rent annually on the anniversary of the rent commencement date.

Future minimum payments under operating leases for years subsequent to December 31, 2009 are as follows:

Year Ending December 31,

2010	$550,220
2011	557,087
2012	115,438

$1,222,745

Rent expense under these leases was approximately $549,000, $509,000 and $369,000 for the years ended December 31, 2009, 2008 and 2007, respectively. Rent expense is recorded on a straight-line basis over the term of the lease. The difference between actual rent payments and straight-line rent expense is recorded as deferred rent. Deferred rent in the amount of $77,000 and $66,000 at December 31, 2009 and 2008, respectively, is included in accounts payable and accrued expenses in the accompanying consolidated and combined balance sheets.

NOTE 18 —	PREFERRED EQUITY

On June 30, 2009, a related party converted outstanding debt of $2,260,000 for 50,855 units of Series A Preferred Units of equity with a face amount of $44.44 per unit. Series A Preferred Units are non-voting, non-convertible, can be redeemed at any time by the Company for an amount equal to the applicable unreturned preferred capital amount allocable to the Series A Preferred Units sought to be redeemed, plus any accrued but unpaid preferred return, and shall be entitled to priority rights in distribution and liquidations as set forth in the Operating Agreement. The rate of preferred return is 16.5% per annum.

On June 30, 2009, a related party converted outstanding debt of $1,775,000 for 39,941 units of Series A Preferred Units of equity with a face amount of $44.44 per unit.

Dividends in arrears for all Series A Preferred Units at December 31, 2009 were approximately $344,000.

On December 29, 2009, two related parties contributed $5,000,000 for 50,000 units of Series B Preferred Units of equity with a liquidating preference of $100.00 per unit. Series B Preferred Units are non-voting, non-convertible, can be redeemed at any time by the Company for an amount equal to the applicable unreturned preferred capital amount allocable to the Series B Preferred Units sought to be redeemed, plus any accrued but unpaid preferred return, and shall be entitled to priority rights in distribution and liquidations as set forth in the operating agreement. The rate of preferred return is 16.0% per annum. The dividends in arrears for all Series B Preferred Units at December 31, 2009 were approximately $4,000.

NOTE 19 —	EMPLOYEE BENEFIT PLAN

The Company has adopted a 401(k) plan that covers employees that have reached 18 years of age and completed three months of service. The plan provides for voluntary employee contributions through salary reductions, as well as discretionary employer contributions. For the year ended December 31, 2009 and 2008, there were no employer contributions made.

IMPERIAL HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
December 31, 2007, 2008 and 2009

NOTE 20 —	SUBSEQUENT EVENTS

On April 7, 2010, Imperial Premium Finance, LLC signed a settlement agreement with Clearwater Consulting Concepts, LLP and was relieved of an obligation of approximately $73,000 related to an agreement where Clearwater Consulting Concepts referred clients to the Company. As part of the settlement, the Company paid approximately $38,000 which was accrued for at December 31, 2009.

To retain the life settlement license for the State of Utah for 2010, the Company was required to increase the surety bond from $50,000 to $250,000. The Company increased its letter of credit and certificate of deposit by $200,000 on January 29, 2010.

On March 31, 2010, one related party contributed $7,000,000 for 70,000 units of Series C Preferred Units with a liquidating preference of $100.00 per unit. The rate of preferred return is equal to 16.0% per annum.

On June 30, 2010, we sold to a related party 7,000 units of Series D Preferred Units with a liquidating preference of $100.00 per unit for an aggregate amount of $700,000. The rate of preferred return is equal to 16.0% per annum.

The Company is not aware of any other subsequent events which would require recognition or disclosure in the financial statements.

Imperial Holdings, LLC and Subsidiaries

CONSOLIDATED AND COMBINED BALANCE SHEETS

	December 31	March 31,
	2009	2010
		(Unaudited)

ASSETS
Assets
Cash and cash equivalents	$15,890,799	$7,489,979
Restricted cash	—	—
Certificate of deposit — restricted	669,835	1,341,864
Agency fees receivable, net of Allowance for doubtful accounts	2,165,087	407,328
Deferred costs, net	26,323,244	23,677,383
Prepaid expenses and other assets	885,985	1,244,132
Deposits	982,417	686,077
Interest receivable, net	21,033,687	23,350,353
Loans receivable, net	189,111,302	191,330,761
Structured settlements receivable, net	151,543	2,778,199
Receivables from sales of structured settlements	320,241	216,977
Investment in life settlements, at estimated fair value	4,306,820	2,410,626
Investment in life settlement fund	542,324	1,269,657
Fixed assets, net	1,337,344	1,215,560

Total assets	$263,720,088	$257,418,896

LIABILITIES AND MEMBERS’ EQUITY
Liabilities
Accounts payable and accrued expenses	$3,169,028	$3,822,254
Interest payable	12,627,322	15,590,739
Notes payable	231,064,481	221,633,170

Total liabilities	246,860,831	241,046,163
Member units — series A preferred (500,000 authorized; 90,769 issued and outstanding as of March 31, 2010 and December 31, 2009)	4,035,000	4,035,000
Member units — series B preferred (50,000 authorized; 50,000 issued and outstanding as of March 31, 2010 and December 31, 2009)	5,000,000	5,000,000
Member units — series C preferred (75,000 authorized; 70,000 issued and outstanding as of March 31, 2010)	—	7,000,000
Member units — common (500,000 authorized; 450,000 issued and outstanding as of March 31, 2010)	19,923,709	19,923,709
Accumulated deficit	(12,099,452)	(19,585,976)

Total members’ equity	16,859,257	16,372,733

Total liabilities and members’ equity	$263,720,088	$257,418,896

The accompanying notes are an integral part of this financial statement.

Imperial Holdings, LLC and Subsidiaries

CONSOLIDATED AND COMBINED UNAUDITED STATEMENTS OF OPERATIONS
For the Three Months Ended

	March 31,	March 31,
	2009	2010

Agency fee income	$10,634,252	$5,278,622
Interest income	4,978,150	5,582,673
Origination income	5,694,382	7,298,895
Gain on sale of structured settlements	38,885	—
Gain on forgiveness of debt	8,591,373	1,765,328
Change in fair value of investment in life settlements	—	(202,534)
Other income	15,300	23,425

Total income	29,952,342	19,746,409
Interest expense	7,091,974	8,968,578
Provision for losses on loans receivable	2,793,404	3,367,069
Loss on loan payoffs and settlements, net	8,129,724	1,378,590
Amortization of deferred costs	3,573,010	5,846,828
Selling, general and administrative expenses	8,526,739	7,671,868

Total expenses	30,114,851	27,232,933

Net loss	$(162,509)	$(7,486,524)

The accompanying notes are an integral part of this financial statement.

Imperial Holdings, LLC and Subsidiaries

CONSOLIDATED AND COMBINED UNAUDITED STATEMENTS OF MEMBERS’ EQUITY
For the Three Months Ended March 31, 2010

	Member Units — Common		Member Units — Preferred A
	Units	Amounts	Units	Amounts

Balance, December 31, 2009	450,000	$19,923,709	90,796	$4,035,000
Member distributions	—	—	—	—
Net loss	—	—	—	—

Balance, March 31, 2010	450,000	$19,923,709	90,796	$4,035,000

	Member Units — Preferred B		Member Units — Preferred C
	Units	Amounts	Units	Amounts

Balance, December 31, 2009	50,000	$5,000,000	—	$—
Member contributions	—	—	70,000	7,000,000
Net loss	—	—	—	—

Balance, March 31, 2010	50,000	$5,000,000	70,000	$7,000,000

	Retained Earnings
	(Accumulated Deficit)		Total

Balance, December 31, 2009		$(12,099,452)		$16,859,257
Member contributions	—	—	—	7,000,000
Net loss	—	(7,486,524)	—	(7,486,524)

Balance, March 31, 2010	—	$(19,585,976)	—	$16,372,733

The accompanying notes are an integral part of this financial statement.

Imperial Holdings, LLC and Subsidiaries

CONSOLIDATED AND COMBINED UNAUDITED STATEMENTS OF CASH FLOWS
For the Three Months Ended

	March 31,	March 31,
	2009	2010

Cash flows from operating activities
Net loss	$(162,509)	$(7,486,524)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	212,910	196,103
Provision for doubtful accounts	436,178	63,698
Provision for losses on loans receivable	2,793,404	3,367,069
Loss of loan payoffs and settlements, net	8,129,724	1,378,590
Origination income	(5,694,382)	(7,298,895)
Gain on sale of structured settlements	(38,885)	—
Gain on forgiveness of debt	(8,591,370)	(1,765,328)
Change in fair value of investments in life settlements	—	202,534
Interest income	(4,978,150)	(5,582,673)
Amortization of deferred costs	3,573,010	5,846,828
Change in assets and liabilities:
Purchase of certificate of deposit	—	(200,000)
Deposits	(107,155)	296,340
Agency fees receivable	5,793,052	1,694,060
Structured settlements receivables	(2,134,469)	(2,367,274)
Prepaid expenses and other assets	2,919,018	(358,146)
Accounts payable and accrued expenses	(2,353,302)	653,226
Interest payable	4,756,916	2,963,417

Net cash used in operating activities	4,553,990	(8,396,975)
Cash flows from investing activities
Purchases of fixed assets	(121,000)	(74,319)
Collection (purchase) of investment	(242,152)	(727,333)
Proceeds from loan payoffs	2,048,143	18,872,452
Originations of loans receivable, net	(23,748,600)	(15,026,999)
Proceeds from sale of investments, net	—	1,895,654

Net cash used in investing activities	(22,063,609)	4,939,455
Cash flows from financing activities
Member contributions	—	7,000,000
Member distributions	(22,333)	—
Payments of cash pledged as restricted deposits	—	(472,029)
Payment of financing fees	(6,416,503)	(2,877,167)
Repayment of borrowings under credit facilities	(35,590,000)	(13,739,475)
Repayment of borrowings from affiliates	(13,622,718)	(10,490,499)
Borrowings under credit facilities	66,426,866	13,062,670
Borrowings from affiliates	584,650	2,897,000
Deferred financing costs	—	(323,800)

Net cash provided by financing activities	11,359,962	(4,943,300)

Net increase (decrease) in cash and cash equivalents	(6,149,657)	(8,400,820)
Cash and cash equivalents, at beginning of year	7,643,528	15,890,799

Cash and cash equivalents, at end of year	$1,493,871	$7,489,979

Supplemental disclosures of cash flow information:
Cash paid for interest during the period	$1,047,928	$5,141,496

Supplemental disclosures of non-cash financing activities:
Deferred costs paid directly by credit facility	$7,725,665	$—

The accompanying notes are an integral part of this financial statement.

Imperial Holdings, LLC and Subsidiaries

NOTES TO CONSOLIDATED AND COMBINED UNAUDITED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2009 and March 31, 2010

NOTE 1 —	ORGANIZATION AND DESCRIPTION OF BUSINESS ACTIVITIES

Imperial Holdings, LLC (the “Company”) was formed pursuant to an operating agreement dated December 15, 2006 between IFS Holdings, Inc, IMEX Settlement Corporation, Premium Funding, Inc. and Red Oak Finance, LLC. The Company operates as a limited liability company. The Company, operating through its subsidiaries, is a specialty finance company with its corporate office in Boca Raton, Florida. As a limited liability company, each member’s liability is generally limited to the amounts reflected in their respective capital accounts. The Company’s operates in two reportable business segments: financing premiums for individual life insurance policies and purchasing structured settlements.

Premium Finance

A premium finance transaction is a transaction in which a life insurance policyholder obtains a loan, predominately through an irrevocable life insurance trust established by the insured, to pay insurance premiums for a fixed period of time. The Company’s typical premium finance loan is approximately two years in duration and is collateralized by the underlying life insurance policy. On each premium finance loan, the Company charges a loan origination fee and charges interest on the loan. In addition, the Company charges the referring agent an agency fee.

Structured Settlements

Washington Square Financial, LLC, a wholly owned subsidiary of the Company, purchases structured settlements from individuals. Structured settlements refer to a contract between a plaintiff and defendant whereby the plaintiff agrees to settle a lawsuit (usually a personal injury, product liability or medical malpractice claim) in exchange for periodic payments over time. A defendant’s payment obligation with respect to a structured settlement is usually assumed by a casualty insurance company. This payment obligation is then satisfied by the casualty insurer through the purchase of an annuity from a highly rated life insurance company, thereby providing a high credit quality stream of payments to the plaintiff.

Recipients of structured settlements are permitted to sell their deferred payment streams to a structured settlement purchaser pursuant to state statutes that require certain disclosures, notice to the obligors and state court approval. Through such sales, the Company purchases a certain number of fixed, scheduled future settlement payments on a discounted basis in exchange for a single lump sum payment.

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for reporting of interim financial information. Pursuant to such rules and regulations, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.

In the opinion of management, the accompanying unaudited interim consolidated financial statements of the Company contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position of the Company as of the dates and for the periods presented. Accordingly, these statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2009. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results to be expected for any future period or for the full 2010 fiscal year.

Imperial Holdings, LLC and Subsidiaries

NOTES TO CONSOLIDATED AND COMBINED UNAUDITED FINANCIAL STATEMENTS — (Continued)
For the Three Months Ended March 31, 2009 and March 31, 2010

Use of Estimates

The preparation of these consolidated and combined financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and such differences could be material. Significant estimates made by management include the loan impairment valuation, allowance for doubtful accounts, and the valuation of investments in life settlements at March 31, 2010.

Recent Accounting Pronouncements

In June 2009, the FASB issued new guidance impacting ASC 810, Consolidation. The changes relate to the guidance governing the determination of whether an enterprise is the primary beneficiary of a variable interest entity (VIE), and is, therefore, required to consolidate an entity. The new guidance requires a qualitative analysis rather than a quantitative analysis. The qualitative analysis will include, among other things, consideration of who has the power to direct the activities of the entity that most significantly impact the entity’s economic performance and who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. This guidance also requires continuous reassessments of whether an enterprise is the primary beneficiary of a VIE. The guidance also requires enhanced disclosures about an enterprise’s involvement with a VIE. The guidance is effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009. The adoption of this guidance did not have a material impact on our financial position, results of operations or cash flows.

In June 2009, the FASB issued new guidance impacting ASC 860, Transfers and Serving. The new guidance requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. It also enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity’s continuing involvement in transferred financial assets. The guidance is effective for fiscal years beginning after November 15, 2009. The adoption of this guidance did not have a material impact on our financial position, results of operations or cash flows.

NOTE 3 —	LOANS RECEIVABLE

A summary of loans receivables at December 31, 2009 and March 31, 2010 is as follows:

	2009	2010

Loan principal balance	$167,691,534	$167,417,844
Loan origination fees, net	33,044,935	36,576,695
Discount, net	(26,403)	(17,691)
Loan impairment valuation	(11,598,764)	(12,646,087)

Loans receivable, net	$189,111,302	$191,330,761

Imperial Holdings, LLC and Subsidiaries

NOTES TO CONSOLIDATED AND COMBINED UNAUDITED FINANCIAL STATEMENTS — (Continued)
For the Three Months Ended March 31, 2009 and March 31, 2010

An analysis of the changes in loans receivable principal balance at during the three months ended March 31, 2010 is as follows:

2010

Loan principal balance, beginning	$167,691,534
Loan originations	10,560,749
Subsequent year premiums paid, net of reimbursements	4,801,480
Loan write-offs	(1,222,408)
Loan payoffs	(14,413,511)

Loan principal balance, ending	$167,417,844

Loan origination fees include origination fees or maturity fees which are payable to the Company on the date the loan matures. The loan origination fees are reduced by any direct costs that are directly related to the creation of the loan receivable in accordance with ASC 310-20, Receivables — Nonrefundable Fees and Other Costs, and the net balance is accreted over the life of the loan using the effective interest method. Discounts include purchase discounts, net of accretion, which are attributable to loans that were acquired from affiliated companies under common ownership and control.

During the three months ended March 31, 2010 and March 31, 2009, the Company wrote off 8 loans related to the Acorn facility. The Company incurred a loss on these loans of approximately $1,700,000. The Company recorded also recorded gains related to the associated forgiveness of debt of $1,765,000.

NOTE 4 —	STRUCTURED SETTLEMENTS

On February 1, 2010 the Company signed a purchase and sale agreement with Slate Capital, LLC whereby the Company will originate and sell to them certain eligible structured settlements and life contingent structured settlements. No such sales took place in the three months ended March 31, 2010. The Company’s subsidiary, Washington Square Financial, LLC, also entered into a servicing agreement with Slate Capital to service the sold structured settlements.

NOTE 5 —	INVESTMENT IN LIFE SETTLEMENT FUND

On September 3, 2009, the Company formed MXT Investments, LLC (“MXT Investments”) as a wholly-owned subsidiary. MXT Investments signed an agreement with Insurance Strategies Fund, LLC (“Insurance Strategies”) whereby MXT Investments would purchase an equity interest in Insurance Strategies and Insurance Strategies would purchase life settlement policies from the Company and other sources. During the first three months of 2010, MXT Investments contributed approximately $727,000 to Insurance Strategies and Insurance Strategies purchased 5 settlement policies from Imperial Premium for approximately $1,268,000. No gain was recognized on the transaction due to the related equity contribution made by MXT Investments into Insurance Strategies. As of March 31, 2010, MXT Investments had investments in Insurance Strategies of $1,270,000, net of deferred gains of $365,000.

NOTE 6 —	FAIR VALUE MEASUREMENTS

We carry investments in life settlements at fair value in the consolidated and combined balance sheets. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market based measurement that should be determined based on assumptions that market

Imperial Holdings, LLC and Subsidiaries

NOTES TO CONSOLIDATED AND COMBINED UNAUDITED FINANCIAL STATEMENTS — (Continued)
For the Three Months Ended March 31, 2009 and March 31, 2010

participants would use in pricing an asset or liability. Fair value measurements are classified based on the following fair value hierarchy:

Level 1 — Valuation is based on unadjusted quoted prices in active markets for identical assets and liabilities that are accessible at the reporting date. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuation is determined from pricing inputs that are other than quoted prices in active markets that are either directly or indirectly observable as of the reporting date. Observable inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Valuation is based on inputs that are both significant to the fair value measurement and unobservable. Level 3 inputs include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value generally require significant management judgment or estimation.

The balances of the Company’s assets measured at fair value as of March 31, 2010, are as follows:

				Total
	Level 1	Level 2	Level 3	Fair Value

Assets:
Investment in life settlements	$—	$—	$2,410,626	$2,410,626

The balances of the Company’s assets measured at fair value as of December 31, 2009, are as follows:

				Total
	Level 1	Level 2	Level 3	Fair Value

Assets:
Investment in life settlements	$—	$—	$4,306,280	$4,306,280

The following table provides a roll-forward in the changes in fair value for the three months ended March 31, 2010, for all assets for which the Company determines fair value using a material level of unobservable (Level 3) inputs.

Balance, December 31, 2009	$4,306,280
Change in unrealized depreciation	(202,534)
Sale of policies	(1,798,363)
Premiums paid on policies	105,243

Balance, March 31, 2010	$2,410,626

Unrealized depreciation, March 31, 2010	$(202,534)

NOTE 7 —	RELATED PARTY TRANSACTIONS

The Company incurred consulting fees of approximately $212,499 for the three months ended March 31, 2010 for services provided by a party related to the Company. As of March 31, 2010, the Company owed approximately $112,500 to this related party.

In August 2009, the Company paid off notes with proceeds from borrowings from two related party creditors which bear an interest rate of 16.5% and mature on August 1, 2011. The outstanding principal

Imperial Holdings, LLC and Subsidiaries

NOTES TO CONSOLIDATED AND COMBINED UNAUDITED FINANCIAL STATEMENTS — (Continued)
For the Three Months Ended March 31, 2009 and March 31, 2010

balance of these two notes at March 31, 2010 was approximately $16,111,000 and $10,314,000 and accrued interest was approximately $641,000 and $1,030,000.

On March 31, 2010, one related party contributed $7,000,000 for 70,000 units of Series C Preferred Units of equity with a liquidating preference of $100.00 per unit. The Series C Preferred Units are non-voting, non-convertible, can be redeemed at any time by the Company for an amount equal to the applicable unreturned preferred capital amount allocable to the Series C Preferred Units sought to be redeemed, plus any accrued but unpaid preferred return, and shall be entitled to priority rights in distribution and liquidations as set forth in the operating agreement. The rate of preferred return is 16.0% per annum.

There were no dividends in arrears related to the Series C Preferred Units as of March 31, 2010. The dividends in arrears related to Series A Preferred Units and Series B Preferred Units were approximately $528,000 and $207,000, respectively, as of March 31, 2010.

NOTE 8 —	SEGMENT INFORMATION

The Company’s operates in two reportable business segments: financing premiums for individual life insurance policies and purchasing structured settlements. The premium finance segment provides financing in the form of loans to trusts and individuals for the purchase of life insurance policies and the loans are collateralized by the life insurance policies. The structured settlements segment purchases structured settlements from individuals.

Recipients of structured settlements are permitted to sell their deferred payment streams to a structured settlement purchaser pursuant to state statutes that require certain disclosures, notice to the obligors and state court approval. Through such sales, the Company purchases a certain number of fixed, scheduled future settlement payments on a discounted basis in exchange for a single lump sum payment.

The performance of the segments is evaluated on the segment level by members of the Company’s senior management team. Cash and income taxes generally are managed centrally. Performance of the segments is based on revenue and cost control.

Segment results and reconciliation to consolidated net income were as follows:

	Three Months Ended
	March 31,	March 31,
	2009	2010

Premium finance
Income
Agency fee income	$10,634,252	$5,278,622
Origination fee income	5,694,382	7,298,895
Interest income	4,815,613	5,434,305
Gain on forgiveness of debt	8,591,373	1,765,328
Change in fair value of Investments in life Settlements	—	(202,534)
Other	—	8,000

	29,735,620	19,582,616

Imperial Holdings, LLC and Subsidiaries

NOTES TO CONSOLIDATED AND COMBINED UNAUDITED FINANCIAL STATEMENTS — (Continued)
For the Three Months Ended March 31, 2009 and March 31, 2010

	Three Months Ended
	March 31,	March 31,
	2009	2010

Direct segment expenses
Interest expense	5,992,955	7,766,328
Provision for losses	2,793,404	3,367,069
Loss on loans payoffs and settlements, net	8,129,724	1,378,590
Amortization of deferred costs	3,573,010	5,846,828
SG&A expense	4,112,346	2,643,363

	24,601,439	21,002,178

Segment operating income	$5,134,181	$(1,419,562)

Structured settlements
Income
Gain on sale of structured settlements	$38,885	$—
Interest income	162,537	148,368
Other income	15,300	15,425

	216,722	163,793

Direct segment expenses
SG&A expense	2,118,897	2,628,284

Segment operating loss	$(1,902,175)	$(2,464,491)

Consolidated
Segment operating (loss) income	3,232,006	(3,884,053)
Unallocated expenses
SG&A expenses	2,295,496	2,400,221
Interest expense	1,099,019	1,202,250

	3,394,515	3,602,471

Net loss	$(162,509)	$(7,486,524)

Segment assets and reconciliation to consolidated total assets were as follows:

	December 31,	March 31,
	2009	2010

Direct segment assets
Premium finance	$245,574,288	$245,372,136
Structured settlements	9,201,017	3,527,941

	254,775,305	248,900,077
Other unallocated assets	8,944,783	8,518,819

	$263,720,088	$257,418,896

Amounts are attributed to the segment that recognized the sale and holds the assets. There are no intercompany sales and all intercompany account balances are eliminated in segment reporting.

Imperial Holdings, LLC and Subsidiaries

NOTES TO CONSOLIDATED AND COMBINED UNAUDITED FINANCIAL STATEMENTS — (Continued)
For the Three Months Ended March 31, 2009 and March 31, 2010

NOTE 9 —	SUBSEQUENT EVENTS

On April 7, 2010, Imperial Premium Finance, LLC signed a settlement agreement with Clearwater Consulting Concepts, LLP and was relieved of an obligation of approximately $73,000 related to an agreement where Clearwater Consulting Concepts referred clients to the Company. As part of the settlement, the Company paid approximately $38,000 which was accrued for at December 31, 2009.

On June 30, 2010, we sold to a related party 7,000 units of Series D Preferred Units with a liquidating performance of $100.00 per unit for an aggregate amount of $700,000. The rate of preferred return is equal to 16.0% per annum.

The Company is not aware of any other subsequent events which would require recognition or disclosure in the financial statements.

Until [          ], 2010 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

[          ] Shares

Common Stock

PROSPECTUS

FBR Capital Markets

[          ], 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The table below sets forth the costs and expenses payable by Imperial Holdings, Inc. in connection with the issuance and distribution of the securities being registered (other than underwriting discounts and commissions). All amounts are estimated except the SEC registration fee. All costs and expenses are payable by us.

SEC Registration Fee		$20,498.75
FINRA Filing Fees		29,250.00
New York Stock Exchange Listing Fee		*
Legal Fees and Expenses		*
Underwriter’s Expense Reimbursement		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Printing and Engraving Expenses		*
Blue Sky Fees and Expenses		*
Miscellaneous Expenses		*
Total	$	*

*	to be provided by amendment

Item 14.	Indemnification of Directors and Officers.

The Company’s officers and directors are and will be indemnified under Florida law, their employment agreements and our articles of incorporation and bylaws.

The Florida Business Corporation Act, under which the Company is organized, permits a Florida corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

Article 10 of the Company’s bylaws provides that the Company shall indemnify directors and executive officers to the fullest extent now or hereafter permitted by the Florida Business Corporation Act. In addition, the Company has entered into indemnification agreements with its directors and executive officers in which it has agreed to indemnify such persons to the fullest extent now or hereafter permitted by the Florida Business Corporation Act.

Item 15.	Recent Sales of Unregistered Securities.

The following sets forth information regarding securities sold by the registrant since inception:

•	On December 15, 2006, we issued 112,500 common units to IFS Holdings, Inc. in exchange for an initial capital contribution of $5,000,000.

•	On December 15, 2006, we issued 112,500 common units to Premium Funding, Inc. in exchange for an initial capital contribution of $5,000,000.

•	On December 15, 2006, we issued 112,500 common units to IMEX Settlement Corporation in exchange for an initial capital contribution of $5,000,000.

•	On December 15, 2006, we issued 112,500 common units to Red Oak Finance, LLC in exchange for an initial capital contribution of $5,000,000. Three Million Dollars of the capital contribution was satisfied by a contribution of 28 premium finance loans originated during 2006 with principal and accrued interest as of the contribution date of $2,788,008.18 and $211,991.82, respectively.

•	On December 19, 2007, we issued a note to Red Oak Finance, LLC, a Florida limited liability company, in the original principal amount of $1,000,000, at a ten (10%) per annum interest rate, with a maturity date of February 18, 2008 (subject to extensions).

•	On January 10, 2008, we issued a note to Red Oak Finance, LLC, a Florida limited liability company, in the original principal amount of $500,000, at a ten (10%) per annum interest rate, with a maturity date of March 10, 2008 (subject to extensions).

•	On April 8, 2008, we issued a note to Red Oak Finance, LLC, a Florida limited liability company, in the original principal amount of $500,000, at a ten (10%) per annum interest rate, with a maturity date of June 8, 2008 (subject to extensions).

•	On August 1, 2008, Imperial Premium Finance, LLC issued a note to IFS Holdings, Inc., a Florida corporation, in the original principal amount of $200,000, at a sixteen (16%) per annum interest rate, with a maturity date of August 2, 2010 (subject to extensions).

•	On August 6, 2008, Imperial Finance & Trading, LLC issued a note to IFS Holdings, Inc., a Florida corporation, in the original principal amount of $75,000, at a sixteen (16%) per annum interest rate, with a maturity date of August 7, 2010 (subject to extensions).

•	On October 10, 2008, we issued a note to Red Oak Finance, LLC, a Florida limited liability company, in the original principal amount of $62,500, at a ten (10%) per annum interest rate, with a maturity date of December 10, 2008 (subject to extensions).

•	On December 23, 2008, we issued a note to IFS Holdings, Inc., a Florida corporation, in the original principal amount of $750,000, at a sixteen (16%) per annum interest rate, with a maturity date of December 24, 2010 (subject to extensions).

•	On December 24, 2008, we issued a note to Red Oak Finance, LLC, a Florida limited liability company, in the original principal amount of $450,000, at a ten (10%) per annum interest rate, with a maturity date of February 24, 2009 (subject to extensions).

•	On December 30, 2008, we issued a note to IFS Holdings, Inc., a Florida corporation, in the original principal amount of $750,000, at a sixteen (16%) per annum interest rate, with a maturity date of December 30, 2010 (subject to extensions).

•	Class A. Effective June 30, 2009, we converted $2,260,000 in notes from Red Oak Finance, LLC issued on December 19, 2007, January 10, 2008, April 8, 2008, October 10, 2008 and December 24, 2008 into 50,855 Series A Preferred Units held by Red Oak Finance, LLC.

•	Effective June 30, 2009, we converted $1,775,000 in notes from IFS Holdings, Inc. issued on August 1, 2008, August 6, 2008, December 23, 2008 and December 30, 2008 into 39,941 Series A Preferred Units held by IFS Holdings, Inc.

•	Effective December 29, 2009, we sold 25,000 16% Series B Preferred Units to Imex Settlement Corporation for a price of $2,500,000.

•	Effective December 29, 2009, we sold 25,000 16% Series B Preferred Units to Premium Funding, Inc. for a price of $2,500,000.

•	Effective March 31, 2010, we sold 70,000 16% Series C Preferred Units to Imex Settlement Corporation for a price of $7,000,000.

•	Effective June 30, 2010, we sold 7,000 Series D Preferred Units to Imex Settlement Corporation for a price of $700,000.

The issuance of securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act. The recipients of securities in each transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to any certificated shares and other instruments issued in each such transaction. The sales of these securities were made without general solicitation or advertising and without the involvement of any underwriter.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated by reference herein.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boca Raton, State of Florida, on August 11, 2010.

IMPERIAL HOLDINGS, LLC*

By	/s/ Anthony Mitchell
Name:     Antony Mitchell

Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Antony Mitchell and Jonathan Neuman, and each or either of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Anthony Mitchell Antony Mitchell	Chief Executive Officer (Principal Executive Officer)	August 11, 2010

/s/ Richard A. O’Connell Richard A. O’Connell	Chief Financial Officer and Chief Credit Officer (Principal Financial Officer)	August 11, 2010

/s/ Jerome A. Parsley Jerome A. Parsley	Director of Finance and Accounting (Principal Accounting Officer)	August 11, 2010

/s/ Jonathan Neuman Jonathan Neuman	President and Chief Operating Officer	August 11, 2010

   * to be converted to Imperial Holdings, Inc.

Board of Managers

IFS HOLDINGS, INC.

Date: August 11, 2010

By:	/s/ Anthony Mitchell
Antony Mitchell
President, Secretary and Treasurer

Date: August 11, 2010
/s/  Anthony Mitchell
Antony Mitchell,
Sole Director

IMEX SETTLEMENT CORPORATION

Date: August 11, 2010

By:	/s/ Anthony Mitchell
Antony Mitchell
President, Secretary and Treasurer

Date: August 11, 2010
/s/  Anthony Mitchell
Antony Mitchell,
Sole Director

PREMIUM FUNDING, INC.

Date: August 11, 2010

By:	/s/ Christopher D. Mangum
Christopher D. Mangum
President, Secretary and Treasurer

Date: August 11, 2010
/s/  Christopher D. Mangum
Christopher D. Mangum,
Sole Director

RED OAK FINANCE, LLC

Date: August 11, 2010

By:	/s/ Jonathan Neuman
Jonathan Neuman
Manager

EXHIBIT INDEX

In reviewing the agreements included as exhibits to this report, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about us, our subsidiaries or other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading. Additional information about us may be found elsewhere in this prospectus.

Exhibit
No.		Description

*1	.1	Underwriting Agreement
*2	.1	Plan of Conversion
*3	.1	Articles of Incorporation of Registrant
*3	.2	Bylaws of Registrant
*4	.1	Form of Common Stock Certificate
*4	.2	Form of Warrant to purchase common stock
*5	.1	Opinion of Foley & Lardner LLP
*~10	.1	Employment Agreement between the Registrant and Antony Mitchell
*~10	.2	Employment Agreement between the Registrant and Jonathan Neuman
*~10	.3	Employment Agreement between the Registrant and Rory O’Connell
*~10	.4	Employment Agreement between the Registrant and Deborah Benaim
*~10	.5	Employment Agreement between the Registrant and Anne Dufour Zuckerman
*~10	.6	Imperial Holdings 2010 Omnibus Incentive Plan
*~10	.7	2010 Omnibus Incentive Plan Form of Stock Option Award Agreement
*10	.8	Financing Agreement Dated as of August 7, 2008 by and among Imperial PFC Financing, LLC as Borrower, the Lenders from time to time party thereto and Ableco Finance LLC as Collateral Agent and Administrative Agent
*10	.9	First Amendment to Financing Agreement dated as of September 12, 2008 by and among Imperial PFC Financing, LLC as Borrower, the Lenders from time to time party thereto and Ableco Finance LLC as Collateral Agent and Administrative Agent
*10	.10	Second Amendment to Financing Agreement dated as of April 16, 2009 by and among Imperial PFC Financing, LLC as Borrower, the Lenders from time to time party thereto and Ableco Finance LLC as Collateral Agent and Administrative Agent
*10	.11	Third Amendment to Financing Agreement dated as of October 30, 2009 by and among Imperial PFC Financing, LLC as Borrower, the Lenders from time to time party thereto and Ableco Finance LLC as Collateral Agent and Administrative Agent

Exhibit
No.		Description

10.12		Settlement Agreement dated as of May 19, 2009 among Sovereign Life Financing, LLC, Imperial Premium Finance, LLC and Acorn Capital Group, LLC
+*10	.13	Second Amended and Restated Financing Agreement dated as of March 12, 2010 by and among Imperial PFC Financing II, LLC as Borrower, Cedar Lane Capital LLC as Lender and EBC Asset Management, Inc. as Administrative Agent and Collateral Agent
+*10	.14	Letter Agreement dated September 14, 2009 among Imperial Holdings, LLC, Lexington Insurance Company and National Fire & Marine Insurance Company
+*10	.15	Lexington Insurance Company Lender Protection Insurance Policy No. 7113491
+*10	.16	Loan Agreement dated as of December 27, 2007 among Imperial Life Financing, LLC as Borrower, CTL Holdings, LLC as Lender and Cedarmount Trading, Ltd. as Agent
+*10	.17	Letter Agreement dated December 27, 2007 between Imperial Holdings, LLC and Lexington Insurance Company
+*10	.18	Lexington Insurance Company Lender Protection Insurance Policy No. 7113477
+*10	.19	Modification Letter dated December 27, 2007 between Imperial Holdings, LLC and Lexington Insurance Company
*10	.20	Financing Agreement dated as of March 13, 2009 by and among Imperial Life Financing II, LLC as Borrower, the Lenders from time to time party thereto, and CTL Holdings II LLC as Collateral Agent and Administrative Agent
+*10	.21	Letter Agreement dated March 13, 2009 among Imperial Holdings, LLC, Lexington Insurance Company and National Fire & Marine Insurance Company
+*10	.22	Lexington Insurance Company Lender Protection Insurance Policy No. 7113486
*10	.23	First Amendment to Financing Agreement dated as of April 30, 2009 by and among Imperial Life Financing II, LLC as Borrower, the Lenders from time to time party thereto, and CTL Holdings II LLC as Collateral Agent and Administrative Agent
*10	.24	Notice of Resignation and Appointment dated as of April 30, 2009 among CTL Holdings II LLC, White Oak Global Advisors, LLC and the Lenders party to the Financing Agreement dated March 13, 2009
*10	.25	Second Amendment to Financing Agreement dated as of July 23, 2009 among Imperial Life Financing II, LLC as Borrower, the Lenders from time to time party thereto, and White Oak Global Advisors, LLC as Collateral Agent and Administrative Agent
*10	.26	Third Amendment and Consent to Financing Agreement dated as of September 11, 2009 among Imperial Life Financing II, LLC as Borrower, the Lenders from time to time party thereto, and White Oak Global Advisors, LLC as Collateral Agent and Administrative Agent
*10	.27	Fourth Amendment to Financing Agreement dated as of December 1, 2009 among Imperial Life Financing II, LLC as Borrower, the Lenders from time to time party thereto, and White Oak Global Advisors, LLC as Collateral Agent and Administrative Agent
10.28		Promissory Note effective as of August 31, 2009 in the principal amount of $17,616,271 held by the Branch Office of Skarbonka Sp. z o.o.
10.29		Promissory Note effective as of August 31, 2009 in the principal amount of $25,000,000 held by Amalgamated International Holdings, S.A.
10.30		Promissory Note effective as of August 31, 2009 in the principal amount of $10,323,756 held by IMPEX Enterprises, Ltd.
+*10	.31	Purchase Agreement dated as of February 1, 2010 by and between Haverhill Receivables, LLC as Seller and Slate Capital LLC as Purchaser
*10	.32	Receivables Sale Agreement dated as of February 1, 2010 by and between Washington Square Financial, LLC d/b/a Imperial Structured Settlements as Originator and Haverhill Receivables, LLC as Acquirer
*10	.33	Servicing Agreement dated as of February 1, 2010 by and among Slate Capital LLC as Purchaser, Haverhill Receivables, LLC as Seller and Washington Square Financial, LLC d/b/a Imperial Structured Settlements as Servicer

Exhibit
No.		Description

10.34		Marketing Agreement between Imperial Litigation Funding, LLC as Originator and Plaintiff Funding Holding Inc d/b/a LawCash as Funder
10.35		Agreement dated November 13, 2009 among GWG Life Settlements, LLC and Imperial Premium Finance, LLC as Selling Advisor
21.1		Subsidiaries of the Registrant
*23	.1	Consent of Foley & Lardner LLP (included as part of its opinion to be filed as Exhibit 5.1 hereto)
23.2		Consent of Grant Thornton LLP
24.1		Power of Attorney (Included on Signature Page)

*	To be filed by amendment.

~	Compensatory plan or arrangement.

+	Confidential treatment to be requested.